April 18, 1995                                        Registration No. 33-57681



           --------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

           --------------------------------------------------------

                              AMENDMENT NO. 1 TO

                                   FORM S-4
                            REGISTRATION STATEMENT
                                    UNDER
                          THE SECURITIES ACT OF 1933

                            FIRST NATIONAL BANCORP
           --------------------------------------------------------
            (Exact name of Registrant as Specified in its Charter)

  GEORGIA                            6021                         58-1415138
- -----------                       ----------                   ----------------
(State of                     (Primary Standard)               (I.R.S. Employer
incorporation)                Industrial Classi-               Identification
                                fication Code                  No.)
                                   Number)

                      303 Jesse Jewell Parkway, Suite 700
                               P. O. Drawer 937
                          Gainesville, Georgia 30503
                                (404) 503-2000
           --------------------------------------------------------
              (Address, including ZIP code, and telephone number,
       including area code of registrant's principal executive offices)

                             C. Talmadge Garrison
                             Senior Vice President
                            Secretary and Treasurer
                            First National Bancorp
                      303 Jesse Jewell Parkway, Suite 700
                               P. O. Drawer 937
                          Gainesville, Georgia  30503
                                (404) 503-2104
           --------------------------------------------------------
           (Name, address, including ZIP code, and telephone number, including area code, of agent for service)

                                  Copies to:
T. Treadwell Syfan                                    A. George Igler
Stewart, Melvin & Frost                               Igler & Dougherty, P.A.
Attorneys at Law                                      Attorneys at Law
Hunt Tower                                            1501 Park Avenue East
200 Main Street                                       Tallahassee, Florida 32301
P. O. Box 3280
Gainesville, Georgia  30503


Approximate Date of Commencement of Proposed Offering: As soon as practical after the effective date of this Registration Statement (the approximate date being April 28, 1995).

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.[ ]

                        CALCULATION OF REGISTRATION FEE

                                  Proposed         Proposed
Title of                          Maximum          Maximum
Securities       Amount           Offering         Aggregate          Amount of
Being            Being            Price Per        Offering           Registration
Registered       Registered       Share*           Price*             Fee
- ----------       ----------       ----------       ----------         ------------
Common Stock     3,885,050        $18.03           $70,047,451.50     $24,154.29
$1.00 par        shares
value
- ----------------------------------------------------------------------------------

         *Pursuant to Rule 457(f), based on the market value of FF Bancorp, Inc. common stock, as of February 8, 1995, that would be converted into the First National Bancorp common stock (the offered securities) pursuant to the transactions described herein.

                     ------------------------------------

         The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

        [An index of all Exhibits attached hereto is provided at sequentially numbered page 163]

                            FIRST NATIONAL BANCORP
                             CROSS REFERENCE SHEET

                     (Pursuant to Item 501(b) of Reg. S-K)


                                                   CAPTION OR LOCATION
         ITEM NUMBER OF FORM S-4                      IN PROSPECTUS
         -----------------------                      -------------

1.       Forepart of Registration                  Outside Front Cover
           Statement and Outside                   Page of Prospectus
           Front Cover Page of
           Prospectus

2.       Inside Front and Outside Back             Available Information;
           Cover Pages of Prospectus               Incorporation by Reference;
                                                   Table of Contents

3.       Risk Factors, Ratio of Earnings           Introduction; Summary of
           to Fixed Charges and                    Merger; Per Share
           Other Information                       Information; Market and
                                                   Stock Price Information;
                                                   Pro Forma Selected
                                                   Financial Data (Unaudited)

4.       Terms of the Transaction                  Summary of Merger; The
                                                   Proposed Merger; Effect of
                                                   Merger on Shareholders;
                                                   Description of Stock;
                                                   Federal Income Tax
                                                   Consequences

5.       Pro Forma Financial Information           First Bancorp and FF
                                                   Bancorp Pro Forma
                                                   Condensed Combined
                                                   Balance Sheet Information
                                                   (Unaudited); First Bancorp
                                                   and FF Bancorp Pro Forma
                                                   Condensed Combined Statements
                                                   of Income (Unaudited); Condensed
                                                   Recent Financial Information
                                                   (Unaudited)

6.       Material Contacts with the                Not Applicable
           Company Being Acquired


7.       Additional Information Required           Not Applicable
           for Reoffering by Persons
           and Parties Deemed to be
           Underwriters

8.       Interests of Named Experts                Legal Opinion
           and Counsel

9.       Disclosure of Commission                  Indemnification
           Position on Indemnification
           for Securities Act Liabilities


10.      Information with Respect to               Not Applicable
           S-3 Registrants

11.      Incorporation of Certain                  Not Applicable
           Information by Reference

12.      Information with Respect to               Incorporation of Certain
           S-2 or S-3 Registrants                  Documents by Reference;
                                                   Condensed Recent Financial
                                                   Information (Unaudited)

13.      Incorporation of Certain                  Incorporation of Certain
           Information by Reference                Documents by Reference;
                                                   Per Share Information;
                                                   Market and Stock Price
                                                   Information

14.      Information with Respect to               Not Applicable
           Registrants Other Than S-3
            or S-2 Registrants

15.      Information with Respect                  Not Applicable
           to S-3 Companies

16.      Information with Respect                  Not Applicable
           to S-2 or S-3 Companies

17.      Information with Respect                  Introduction; Summary of
           to Companies Other than S-3             Merger; Per Share
           or S-2 Companies                        Information; Market and
                                                   Stock Price Information;
                                                   FF Bancorp Selected
                                                   Financial Data
                                                   (Unaudited); FF Bancorp,
                                                   Inc. and Subsidiaries
                                                   Consolidated Financial
                                                   Statements; Business of
                                                   FF Bancorp; FF Bancorp
                                                   Management's Discussion
                                                   and Analysis of Financial
                                                   Condition and Results of
                                                   Operations; Condensed
                                                   Recent Financial Information
                                                   (Unaudited)


18.      Information if Proxies,                   Introduction; No
           Consents or Authorizations              Dissenter's Rights of
           are to be Solicited                     Appraisal; Incorporation of
                                                   Certain Documents by
                                                   Reference; FF Bancorp
                                                   Shareholders; Management of
                                                   First Bancorp; Summary of
                                                   Merger; The Proposed Merger

19.      Information if Proxies,                   Not Applicable
           Consents or Authorizations
           are not to be Solicited or
           in an Exchange Offer


                               [FF BANCORP, INC.]
                                      LOGO

                                          , 1995

Dear Shareholder:

     You are cordially invited to attend the Special Meeting of Shareholders of
FF Bancorp, Inc. ("FF Bancorp"), which will be held on           , 1995, at
p.m., local time, at the Edgewater Branch Office of First Federal Savings Bank of New Smyrna, 1404 South Ridgewood Avenue, Edgewater, Florida 32132.

     At the Special Meeting, you will be asked to vote upon and approve the Agreement and Plan of Merger dated November 22, 1994, as amended by Amendment thereto dated January 23, 1995, (collectively, the "Merger Plan"), by and between FF Bancorp and First National Bancorp ("First Bancorp") wherein First Bancorp is offering to acquire all of the issued and outstanding shares of FF Bancorp common stock, par value $.01 per share, in an all stock transaction whereby shareholders of FF Bancorp will receive .825 shares of First Bancorp common stock, par value $1.00 per share, for each share of FF Bancorp common stock ("Exchange Offer"). Cash will be paid in lieu of any fractional share interests.

     The proposed merger has been approved by the Board of Directors of FF Bancorp which has determined that the Exchange Offer is fair to, and in the best interests of, FF Bancorp and its shareholders and unanimously recommends that you vote FOR approval of the Merger Agreement.

     Consummation of the merger is subject to certain conditions, including the approval of the Merger Plan by the shareholders of FF Bancorp and the approval of the merger by various regulatory agencies. The enclosed Notice of Special Meeting of Shareholders and Proxy Statement-Prospectus describe the Exchange Offer and provide specific information concerning the Special Meeting. Please read these materials carefully and consider the information contained in them.

     It is very important that your shares be represented at the Special Meeting, regardless of whether you plan to attend in person. Failure to vote will have the same effect as a vote against the proposal. Therefore, I urge you to execute, date and return the enclosed Proxy Card in the enclosed postage-paid envelope as soon as possible to ensure that your shares will be voted at the Special Meeting.

     We look forward to seeing you at the Special Meeting.

                                          Sincerely,

                                          Frances R. Ford
                                          ---------------------
                                          Frances R. Ford
                                          Chairman of the Board

                                FF BANCORP, INC.
                            900 NORTH DIXIE FREEWAY
                           NEW SMYRNA BEACH, FLORIDA

     NOTICE IS HEREBY GIVEN that a Special Meeting of Shareholders of FF Bancorp, Inc. ("FF Bancorp") has been called by the Board of Directors and will
be held at      p.m., local time, on            , 1995, at the Edgewater Branch
Office of First Federal Savings Bank of New Smyrna, 1404 South Ridgewood Avenue, Edgewater, Florida, for the purpose of considering and voting upon the following matters:

          (1) To consider and vote upon the proposal to approve the Agreement and Plan of Merger dated November 22, 1994, as amended by the Amendment thereto dated January 23, 1995 (collectively referred to as the "Merger Plan") attached as Exhibit A to the Proxy Statement-Prospectus dated
                , 1995 between FF Bancorp and First National Bancorp ("First Bancorp") whereby (i) FF Bancorp will be merged into FNB Subsidiary Corporation (an interim corporation incorporated as a subsidiary of First Bancorp to facilitate the merger) in a forward triangular merger (the "Merger"); (ii) shareholders of FF Bancorp will receive .825 shares of First Bancorp common stock for each share of FF Bancorp common stock; and
     (iii) the assets of FF Bancorp will be acquired by FNB Subsidiary Corporation, a wholly-owned subsidiary of First Bancorp;

          (2) To approve the adjournment of the Special Meeting to solicit additional proxies in the event that there are not sufficient votes to approve the Merger; and

          (3) Any other business as may properly be brought before the Special Meeting or any adjournments thereof. Management at present knows of no other business to be presented.

     The approval of the Merger, which has the support of your Board of
Directors, requires the affirmative vote of a majority (          shares) of the
outstanding           shares of FF Bancorp. Only those shareholders of record at
the close of business on            , 1995, shall be entitled to notice and to
vote at the Special Meeting of Shareholders, or any adjournments thereof.

                                          For the Board of Directors,

                                          Frances R. Ford
                                          ---------------------
                                          Frances R. Ford,
                                          Chairman of the Board

New Smyrna Beach, Florida
                    , 1995

SINCE THE AFFIRMATIVE VOTE OF A MAJORITY OF THE OUTSTANDING SHARES OF FF BANCORP COMMON STOCK IS REQUIRED TO APPROVE THE MERGER PLAN, WE URGE YOU TO SIGN AND RETURN THE ENCLOSED PROXY CARD AS PROMPTLY AS POSSIBLE WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING IN PERSON. YOUR PROXY MAY BE REVOKED AT ANY TIME PRIOR TO ITS EXERCISE IN THE MANNER DESCRIBED IN THE PROXY STATEMENT-PROSPECTUS. ANY SHAREHOLDER PRESENT AT THE SPECIAL MEETING, INCLUDING ANY ADJOURNMENTS THEREOF, MAY REVOKE HIS OR HER PROXY AND VOTE PERSONALLY ON EACH MATTER BROUGHT BEFORE THE SPECIAL MEETING.

                              PROXY STATEMENT FOR

                                FF BANCORP, INC.

                        SPECIAL MEETING OF SHAREHOLDERS
                        TO BE HELD ON             , 1995
                             ---------------------

     FIRST NATIONAL BANCORP PROSPECTUS FOR 3,885,050 SHARES OF COMMON STOCK OF FIRST NATIONAL BANCORP WHICH MAY BE ISSUED IN CONNECTION WITH THE MERGER OF FF BANCORP, INC. INTO FIRST NATIONAL BANCORP
                             ---------------------


     FIRST NATIONAL BANCORP HAS FILED A REGISTRATION STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION COVERING THE MAXIMUM OF 3,885,050 SHARES OF COMMON STOCK OF FIRST NATIONAL BANCORP TO BE ISSUED TO SHAREHOLDERS OF FF BANCORP, INC. IN CONNECTION WITH THE FORWARD TRIANGULAR MERGER OF FF BANCORP, INC., FNB SUBSIDIARY CORPORATION AND FIRST NATIONAL BANCORP. THE MERGER IS STRUCTURED AS A FORWARD TRIANGULAR MERGER, WHEREIN THE CORPORATION TO BE ACQUIRED (FF BANCORP, INC.) WILL MERGE INTO A SUBSIDIARY CORPORATION (FNB SUBSIDIARY CORPORATION) AND IN THE MERGER THE SHAREHOLDERS OF THE CORPORATION TO BE ACQUIRED WILL EXCHANGE THEIR STOCK FOR STOCK OF THE PARENT (FIRST NATIONAL BANCORP) OF THE SUBSIDIARY. THIS PROXY STATEMENT ALSO CONSTITUTES A PROSPECTUS OF FIRST NATIONAL BANCORP FILED AS PART OF SUCH REGISTRATION STATEMENT. SEE "THE PROPOSED MERGER."


     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROXY STATEMENT, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY FIRST NATIONAL BANCORP. THIS PROXY STATEMENT DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES OR AN OFFER TO ANY PERSON IN ANY JURISDICTION WHERE SUCH OFFER WOULD BE UNLAWFUL. THE DELIVERY OF THIS PROXY STATEMENT AT ANY TIME DOES NOT IMPLY THAT INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

THE SHARES OF COMMON STOCK OF FIRST NATIONAL BANCORP TO BE ISSUED IN CONNECTION
 WITH THE MERGER HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION; NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR
     ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                              CRIMINAL OFFENSE.

     THIS PROXY STATEMENT DOES NOT RELATE TO ANY RESALES OF COMMON STOCK OF FIRST NATIONAL BANCORP RECEIVED BY ANY PERSON UPON CONSUMMATION OF THE MERGER AND NO PERSON IS AUTHORIZED TO MAKE ANY USE OF THIS PROXY STATEMENT IN CONNECTION WITH ANY SUCH RESALE.

     ALL INFORMATION CONTAINED IN THIS PROXY STATEMENT WITH RESPECT TO FIRST NATIONAL BANCORP AND ITS SUBSIDIARIES WAS SUPPLIED BY FIRST NATIONAL BANCORP, AND ALL INFORMATION WITH RESPECT TO FF BANCORP, INC. AND ITS SUBSIDIARIES WAS SUPPLIED BY FF BANCORP, INC.

            THE DATE OF THIS PROXY STATEMENT IS             , 1995.

                             AVAILABLE INFORMATION


     First National Bancorp ("First Bancorp") is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy and information statements and other information filed by First Bancorp can be inspected and copied at the public reference facilities maintained by the Commission at the Commission's office at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's Regional Offices in New York (75 Park Place, 14th Floor, New York, New York 10007) and Chicago (Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60621-2511). Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.



     Additional information regarding First Bancorp and the shares of common stock offered hereby is contained in the Registration Statement and the exhibits relating thereto filed with the Commission under the Securities Act of 1933, which may be inspected without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies thereof may be obtained from the Commission at prescribed rates. This Proxy Statement does not contain all of the information set forth in the Registration Statement and exhibits thereto which First Bancorp has filed with the Commission under the Securities Act of 1933 and to which reference is hereby made for further information with respect to First Bancorp and the securities offered hereby.



     The common stock of First Bancorp, $1.00 par value per share, is listed on the National Association of Securities Dealers Automated Quotation System ("NASDAQ") under the stock symbol "FBAC" and reports and other information concerning First Bancorp can be inspected at the offices of NASDAQ at NASDAQ Reports Section, 3rd Floor, 1735 K Street, N.W., Washington, D.C. 20006.


                           INCORPORATION BY REFERENCE


     There are hereby incorporated by reference in this Proxy
Statement-Prospectus the following documents and information heretofore filed by First Bancorp with the Securities and Exchange Commission pursuant to the Exchange Act:



          1. Annual report on Form 10-K for the year ended December 31, 1994, filed on March 30, 1995.



          2. Current report on Form 8-K dated April 11, 1995 and filed on April 11, 1995.



          3. Consolidated financial statements (including related notes and report of independent auditors), set forth at pages 37 through 56 of First Bancorp's 1994 Annual Report to Shareholders filed on March 6, 1995.



          4. Market, Stock Price and Dividend Information, Stock Price Information, and Per Share Dividends and Net Income set forth at pages 35 and 36 of the 1994 Annual Report to Shareholders.



          5. Selected Financial Data set forth at page 19 of the 1994 Annual Report to Shareholders.



          6. Consolidated Quarterly Financial Information set forth at Note 18 on page 56 of the 1994 Annual Report to Shareholders.



          7. Management's Discussion and Analysis of Financial Condition and Results of Operations and Selected Statistical Information set forth at pages 18 through 36 of the 1994 Annual Report to Shareholders.



          8. Information concerning ownership of First Bancorp stock by certain beneficial owners and management set forth at Item 12 of the annual report on Form 10-K for the year ended December 31, 1994 and also set forth on pages 7 and 8 of First Bancorp's 1995 Annual Meeting Proxy Statement filed on March 1, 1995.

          9. Information concerning First Bancorp directors and executive officers set forth at Item 10 of the annual report on Form 10-K for the year ended December 31, 1994 and also set forth on pages 2 through 7 of the 1995 Annual Meeting Proxy Statement.



          10. Information concerning First Bancorp executive officer and director compensation set forth at Item 11 of the annual report on Form 10-K for the year ended December 31, 1994 and also set forth on pages 9 through 18 of the 1995 Annual Meeting Proxy Statement.



          11. Information concerning certain relationships and related transactions relating to First Bancorp set forth at Item 13 of the annual report on Form 10-K for the year ended December 31, 1994 and also set forth on page 18 of the 1995 Annual Meeting Proxy Statement.



     All documents filed by First Bancorp pursuant to Section 13(a) or 15(d) of the Exchange Act after the date hereof shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing thereof. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement-Prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement-Prospectus.



     THIS PROXY STATEMENT-PROSPECTUS IS ACCOMPANIED BY FIRST BANCORP'S 1994 ANNUAL REPORT TO SHAREHOLDERS AND FIRST BANCORP'S 1995 ANNUAL MEETING PROXY STATEMENT.



     THIS PROXY STATEMENT-PROSPECTUS INCORPORATES DOCUMENTS OR PARTS OF DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. UPON WRITTEN OR ORAL REQUEST OF ANY PERSON TO WHOM THIS PROXY
STATEMENT-PROSPECTUS IS DELIVERED, FIRST BANCORP WILL PROMPTLY FURNISH TO SUCH PERSON, WITHOUT CHARGE, A COPY OF ANY AND ALL INFORMATION THAT HAS BEEN INCORPORATED BY REFERENCE HEREIN. SUCH REQUESTS SHOULD BE DIRECTED TO C. TALMADGE GARRISON, SECRETARY, P.O. DRAWER 937, GAINESVILLE, GEORGIA 30503 (404-503-2104). IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST
SHOULD BE MADE BY           ,   , 1995.



     Additional information relating to FF Bancorp, Inc. contained in reports filed with the Securities and Exchange Commission by FF Bancorp, Inc. may be obtained by stockholders without charge upon written request to the Director of Stockholder Relations, FF Bancorp, Inc., P.O. Box 430, New Smyrna Beach, Florida 32170-0430.

                                PROXY STATEMENT

                               TABLE OF CONTENTS


                                                                                        PAGE
                                                                                        ----
INTRODUCTION..........................................................................
RECENT FIRST BANCORP INFORMATION......................................................
SUMMARY OF MERGER.....................................................................
  Terms of the Agreement and Plan of Merger...........................................
  Business of the Parties to the Merger...............................................
  Reasons for the Merger; Recommendation of Board of Directors........................
  Opinion of Financial Advisor........................................................
  Operations of FF Bancorp and First Bancorp after Merger.............................
  Regulatory Approval Required........................................................
  Vote Required to Approve Merger.....................................................
  No Dissenter's Rights of Appraisal..................................................
  Conversion of FF Bancorp Stock......................................................
  Right of Termination of the Merger Plan.............................................
  Effect of Merger on FF Bancorp Shareholders.........................................
  Tax Consequences....................................................................
  Interests of Certain Persons........................................................
  Accounting Treatment................................................................
  Expenses of Solicitation and Merger.................................................
CONDENSED FINANCIAL INFORMATION.......................................................
PER SHARE INFORMATION.................................................................
MARKET AND STOCK PRICE INFORMATION....................................................
  First Bancorp.......................................................................
  FF Bancorp..........................................................................
  Comparison of Stock Prices..........................................................
FIRST BANCORP AND FF BANCORP PRO FORMA CONDENSED COMBINED BALANCE SHEET INFORMATION
  (UNAUDITED).........................................................................
FIRST BANCORP AND FF BANCORP PRO FORMA CONDENSED COMBINED STATEMENTS OF INCOME
  (UNAUDITED).........................................................................
FF BANCORP SELECTED FINANCIAL DATA (UNAUDITED)........................................
FIRST BANCORP AND FF BANCORP PRO FORMA COMBINED SELECTED FINANCIAL DATA (UNAUDITED)...
THE PROPOSED MERGER...................................................................
  The Agreement and Plan of Merger....................................................
  Description of the Merger...........................................................
  Reasons for the Merger; Recommendation of Board of Directors........................
  Opinion of Financial Advisor........................................................
  Conversion of FF Bancorp Stock......................................................
  Fractional Shares...................................................................
  Closing Date of the Merger..........................................................
  Manner of Surrendering FF Bancorp Stock.............................................
  Issuance of First Bancorp Shares....................................................
  Source of Funds.....................................................................
  Shareholder Approval................................................................
  Conditions of Certain Obligations of FF Bancorp.....................................
  Conditions of Certain Obligations of First Bancorp..................................

                                                                                        PAGE
                                                                                        ----
  Conditions of Certain Obligations of Both First Bancorp and FF Bancorp..............
  Interests of Certain Persons in the Merger..........................................
  Accounting Treatment................................................................
EFFECT OF MERGER ON SHAREHOLDERS......................................................
  Preemptive Rights...................................................................
  Cumulative Voting Rights............................................................
  Limitations of Liability and Indemnification of Directors, Officers and Employees...
  Dividend Restrictions...............................................................
  Shareholder Voting Rights...........................................................
  Right of First Bancorp and FF Bancorp to Acquire their Own Shares...................
  Rights of Dissent and Appraisal.....................................................
  State Taxation of Shares of Stock...................................................
  Authorized Capital Stock............................................................
  Certain Restrictions on Transfer....................................................
  Restrictions on Stock of Both Companies.............................................
  Commitments to Subsidiary Banks by First Bancorp....................................
  Federal Deposit Insurance Corporation Improvement Act of 1991.......................
  Recent Banking Legislation..........................................................
NO DISSENTER'S RIGHTS OF APPRAISAL....................................................
FEDERAL INCOME TAX CONSEQUENCES.......................................................
BUSINESS OF FF BANCORP................................................................
FF BANCORP MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS..........................................................................
FF BANCORP SHAREHOLDERS...............................................................
  Principal Shareholders..............................................................
  Shares of Management................................................................
MANAGEMENT OF FIRST BANCORP AND FNB SUBSIDIARY........................................
DESCRIPTION OF STOCK..................................................................
  First Bancorp.......................................................................
  FF Bancorp..........................................................................
EXPERTS...............................................................................
LEGAL OPINION.........................................................................
INDEMNIFICATION.......................................................................
SHAREHOLDER PROPOSALS.................................................................
OTHER BUSINESS........................................................................
ADDITIONAL INFORMATION................................................................
FF BANCORP, INC. AND SUBSIDIARIES CONSOLIDATED FINANCIAL STATEMENTS...................    F-
APPENDIX A --
  Agreement and Plan of Merger and Amendment thereto..................................    A-
APPENDIX B --
  Opinion of Professional Bank Services, Inc..........................................    B-

                                PROXY STATEMENT
                                      FOR
                       SPECIAL MEETING OF SHAREHOLDERS OF

                                FF BANCORP, INC.

                         TO BE HELD             , 1995

                                  INTRODUCTION

     This Proxy Statement is furnished in connection with the solicitation by the board of directors of FF Bancorp, Inc. of proxies for use at the special
meeting of the shareholders of the company to be held at        on             ,
            , 1995, at the Edgewater Branch Office of First Federal Savings Bank of New Smyrna, 1404 South Ridgewood Avenue, Edgewater, Florida. The approximate
date of the mailing of this Proxy Statement to shareholders was             ,
1995.

     At the special meeting, shareholders will vote whether to approve the Agreement and Plan of Merger as amended by the Amendment thereto (collectively, the "Merger Plan"). A copy of the Merger Plan is attached hereto as Appendix A. Under the Merger Plan, FF Bancorp, Inc. ("FF Bancorp") will be merged into FNB Subsidiary Corporation ("FNB Subsidiary"), a wholly-owned subsidiary of First National Bancorp ("First Bancorp") recently formed to facilitate the forward triangular merger, with First Bancorp thereby acquiring FF Bancorp. FF Bancorp owns all of the outstanding stock of First Federal Savings Bank of New Smyrna ("New Smyrna Bank"), New Smyrna Beach, Florida, and all of the outstanding stock of First Federal Savings Bank of Citrus County ("Citrus Bank"), Inverness, Florida, and 98.9% of the outstanding stock of Key Bancshares, Inc. ("Key Bancshares"), Tampa, Florida. Bancshares owns 99.9% of the outstanding stock of The Key Bank of Florida ("Key Bank"), Tampa, Florida. New Smyrna Bank, Citrus Bank, Key Bancshares and Key Bank are hereinafter referred to as the "FF Subsidiaries," and New Smyrna Bank, Citrus Bank and Key Bank are hereinafter referred to as the "FF Banking Subsidiaries." In the merger of FF Bancorp into FNB Subsidiary, each outstanding share of common stock of FF Bancorp will be converted into .825 shares of common stock of First Bancorp. No fractional shares will be issued, and, if necessary, a cash payment in lieu of fractional shares will be made by First Bancorp.


     As of December 31, 1994, FF Bancorp had authorized 5,000,000 shares of common stock, with 4,680,897 shares issued and outstanding to approximately 925 shareholders of record. This constitutes FF Bancorp's only class of stock under which shares are issued and outstanding, with each share entitled to notice of and to one vote at the FF Bancorp meeting or any adjournment thereof. As of December 31, 1994, FF Bancorp also had outstanding employee stock options to purchase 84,318.5 shares, 28,254.8 of which are to be exercised prior to consummation of the proposed merger or exchanged in return for First Bancorp shares based on the value of the options, and 56,063.7 of which are to be converted into options to purchase First Bancorp stock. Only the FF Bancorp
shareholders of record at the close of business on             , 1995, will be
entitled to notice of and to vote at the special meeting or any adjournment thereof.



     As of December 31, 1994, First Bancorp had authorized 30,000,000 shares of common stock, with 16,540,495 shares issued and outstanding to approximately 7,100 shareholders (including approximately 2,000 beneficial owners of shares held by nominees). This constitutes First Bancorp's only class of stock, with each share entitled to one vote, except in the case of election of directors, in which event shareholders have cumulative voting rights.


     Any proxy given by shareholders of FF Bancorp pursuant to this solicitation may be revoked at any time before it is voted by so notifying the President of FF Bancorp in writing prior to the meeting or by appearance at the meeting and requesting the right to vote in person, without compliance with any other formalities.

     If the proxy is properly signed and returned by a FF Bancorp shareholder and is not revoked, it will be voted at the meeting in the manner specified therein. If a shareholder does not specify how the proxy is to be voted, the proxy will be voted in accordance with the recommendations of management in favor of the Merger Plan.

     FF Bancorp and First Bancorp will each pay its own expenses incurred in connection with this solicitation, including the fees and expenses of legal counsel and independent auditors and the printing and filing costs incurred in connection with this Proxy Statement. In addition to solicitation by mail, directors, officers and regular employees of FF Bancorp may solicit proxies by telephone, telegram or personal interview, for which they will receive no compensation in addition to their regular salaries.

     The principal executive offices of FF Bancorp are located at 900 North Dixie Freeway, New Smyrna Beach, Florida 32168, and the telephone number at that address is (904) 428-2466. The principal executive offices of First Bancorp are located at 303 Jesse Jewell Parkway, Suite 700, Post Office Drawer 937, Gainesville, Georgia 30503, and the telephone number at that address is (404) 503-2000.

     First Bancorp, a Georgia corporation, is a multi-bank holding company formed in 1981 and subject to regulation by the Board of Governors of the Federal Reserve System, the Georgia Department of Banking and Finance and the Securities and Exchange Commission. At the time of First Bancorp's formation, The First National Bank of Gainesville ("FNBG") became a wholly-owned subsidiary of First Bancorp. FNBG, which was formed in 1889 as a national banking association, operates a full service banking, mortgage banking and trust business in Hall County, Georgia, with a main office, six full service branches and two stand-alone automated teller machine locations. The First National Bank of Habersham ("FNBH") became a wholly-owned subsidiary of First Bancorp in September, 1982. FNBH, which was formed in 1909, operates a full service banking business in Habersham County, Georgia, with a main office and two full service branches. Granite City Bank ("GCB") became a wholly-owned subsidiary of First Bancorp in August 1984. GCB, which was formed in 1928, operates a full service banking business in Elbert County, Georgia, with a main office and two full service branches. Bank of Clayton ("BOC") became a wholly-owned subsidiary of First Bancorp in October 1984. BOC, which was formed in 1904, operates a full service banking business in Rabun County, Georgia, with a main office and one full service branch. First National Bank of White County ("FNBW") (formerly The Peoples Bank) in Cleveland, Georgia, became a wholly-owned subsidiary of First Bancorp in September, 1985. FNBW, which was formed in 1941 (as The Peoples
Bank), operates a full service banking business in White County, Georgia, with a main office in Cleveland, Georgia and one full service branch in Helen, Georgia. In 1986, FNBW, formerly a Georgia state banking institution, was converted to a national bank, and its name was changed to First National Bank of White County. First National Bank of Jackson County ("FNBJ") in Jefferson, Georgia, became a wholly-owned subsidiary of First Bancorp in March 1986. FNBJ, which was formed in 1908, operates a full service banking business in Jackson County, Georgia with a main office in Jefferson, Georgia and one full service branch in Commerce, Georgia. The Citizens Bank of Toccoa, Georgia ("CBT") became a wholly-owned subsidiary of First Bancorp in December, 1986. CBT, which was formed in 1951, operates a full service banking business in Stephens County, Georgia with a main office and one full service branch in Toccoa, Georgia. The Bank of Banks County ("BBC") became a wholly-owned subsidiary of First Bancorp in June, 1987. BBC, which was formed in 1974, operates a full service banking business in Banks County, Georgia with the main office in Homer, Georgia and two full-service branches. First National Bank of Gilmer County ("FNBGC") (formerly First State Bank of Gilmer County) became a wholly-owned subsidiary of First Bancorp in December, 1987. FNBGC, which was formed in 1973 (as First State Bank of Gilmer County), operates a full service banking business in Gilmer County, Georgia, with a main office in Ellijay, Georgia and one limited-service branch in East Ellijay, Georgia. On January 1, 1991, FNBGC, formerly a Georgia state banking institution, was converted to a national bank, and its name was changed to First National Bank of Gilmer County. On April 12, 1989 The Peoples Bank of Forsyth County ("PBF") became a wholly-owned subsidiary of First Bancorp. PBF is a state banking association, formed in December, 1983, which operates a full-service banking business in Forsyth County, Georgia, with a main office and three full service branches. Pickens County Bank ("PCB") became a wholly-owned subsidiary of First Bancorp on June 30, 1989. PCB, which was formed in 1976, operates a full service banking business in Pickens County, Georgia, with its main office located in Jasper, Georgia. First National Bank of Paulding County ("FNBPC") became a wholly-owned subsidiary of First Bancorp on January 30, 1992. FNBPC, which was formed in 1922, operates a full service banking business in Paulding County, Georgia, with its main office located in Dallas, Georgia and with four full service branches, one limited service branch and one stand alone ATM facility. The Citizens Bank, Ball Ground, Georgia ("CBBG") became a wholly-owned subsidiary of First Bancorp on October 30, 1992. CBBG, which was formed in 1926, operates a full service banking business in Cherokee County, Georgia, with its main office located in Ball Ground, Georgia and with three full service branches. The Bank of Villa Rica ("VRB"), Villa Rica, Georgia, became a wholly-owned subsidiary of First Bancorp on May 31, 1993. VRB, which was formed in 1899, operates a full service banking business in Carroll County, Georgia, with its only office located in Villa Rica, Georgia. The Community Bank of Carrollton ("CBC") became a wholly-owned subsidiary of First Bancorp on August 31, 1993. CBC, which was formed in 1987, operates a full service banking business in Carroll County, Georgia, with its only office located in Carrollton, Georgia. The Commercial Bank, Douglasville, Georgia ("CBD") became a wholly-owned subsidiary of First Bancorp on February 28, 1994. CBD, which was formed in 1928, operates a full service banking business in Douglas County, Georgia, with its main office in Douglasville, Georgia and with four full service branches and four limited service branches. The Barrow Bank & Trust Company ("BBT") became a wholly-owned subsidiary of First Bancorp on July 31, 1994. BBT, which was formed in 1989, operates a full service banking business in Barrow County, Georgia, with its main office in Winder, Georgia and with one full service branch. FNB Subsidiary was incorporated in February, 1995, as a wholly-owned subsidiary of First Bancorp to facilitate the merger with FF Bancorp.


     FF Bancorp was incorporated in Florida in May 1992, became a multiple savings and loan holding company in July 1992, and became a multiple savings and loan and one-bank holding company in April 1994. FF Bancorp currently holds all of the outstanding shares of New Smyrna Bank and Citrus Bank and 98.6% of the outstanding stock of Key Bancshares, which owns 99.9% of the outstanding shares of Key Bank. New Smyrna Bank is a federal savings bank, formed in 1935 as a mutual savings association and converted to a stock savings bank on July 1, 1991. It operates a full-service banking business in Volusia County, Florida. The main office of New Smyrna Bank is located at 900 North Dixie Freeway, New Smyrna Beach, Florida, and the building, containing approximately 17,000 square feet of useable office and banking space, is owned by New Smyrna Bank. New Smyrna Bank has two branches, one located in New Smyrna Beach and the other located in Edgewater, Florida. From these offices in Volusia County, New Smyrna Bank carries on a banking business which consists primarily of making single-family residential loans and accepting deposits. It also makes secured and unsecured loans to finance commercial and personal transactions and provides checking and savings accounts primarily for businesses and residents of Volusia County. New Smyrna Bank had approximately 77 employees (15 of whom were officers) as of December 31, 1994.


     FF Bancorp also currently holds all of the outstanding shares of Citrus Bank. Citrus Bank is a federal savings bank, which was formed in 1963 as a mutual savings association and converted to a stock savings bank on July 8, 1992. It operates a full service banking business in Citrus County, Florida and also serves customers located in Hernando County and Marion County, Florida. The main office of Citrus Bank is located at 800 West Main Street, Inverness, Florida, and the building containing approximately 32,000 square feet of usable office and banking space, is owned by Citrus Bank. Citrus Bank has three branches located in Beverly Hills, Crystal River and Homosassa Springs, Florida. From these offices in Citrus County, Citrus Bank carries on a banking business which consists primarily of making single-family residential loans and accepting deposits. It also makes secured and unsecured loans to finance commercial and personal transactions and provides checking and savings accounts primarily for businesses and residents of Citrus County. Citrus Bank had approximately 66 employees (14 of whom were officers) as of September 30, 1994.


     FF Bancorp also currently holds 98.6% of the outstanding stock of Key Bancshares, and Key Bancshares currently holds 99.9% of the outstanding stock of Key Bank. Key Bank is a state banking association which was formed in December 1973 and which operates a full service banking business in the Tampa Bay area of Florida. The main office of Key Bank is located at 3601 West Waters Avenue, Tampa, Florida and the building containing approximately 9,000 square feet of usable office and banking space is owned by Key Bank. Key Bank has one branch, located in Tampa, Florida. From these offices in the Tampa Bay area, Key Bank carries on a full service banking business including making secured and unsecured loans to finance commercial and personal transactions, accepting deposits and providing checking and savings accounts primarily for businesses and residents of Hillsborough County. Key Bank had approximately 41 employees (10 of whom were officers) as of December 31, 1994.

                        RECENT FIRST BANCORP INFORMATION



     On April 10, 1995, Richard A. McNeece, Chairman and Chief Executive Officer of First Bancorp, resigned from his positions with First Bancorp and its subsidiaries effective June 30, 1995. Peter D. Miller, President and Chief Administrative and Financial Officer of First Bancorp, has assumed responsibility for day to day operations until a successor to Mr. McNeece is elected by the First Bancorp Board of Directors. Upon acceptance of Mr. McNeece's resignation, the Board of Directors approved certain severance benefits for Mr. McNeece which have been accrued as an expense for the three-month period ended March 31, 1995. The effect of such expense is reflected in the condensed unaudited financial information for First Bancorp for the quarter ended March 31, 1995, which information is set forth below.



                                                                             QUARTER ENDED
                                                                               MARCH 31,
                                                                         ---------------------
                                                                          1995          1994
                                                                         -------       -------
                                                                         (IN THOUSANDS EXCEPT
                                                                              SHARE DATA)
SUMMARY OF INCOME:
Interest income........................................................  $45,632       $37,453
Interest expense.......................................................   20,296        15,232
                                                                         -------       -------
Net interest income....................................................   25,336        22,221
Provision for losses on loans..........................................      479           366
                                                                         -------       -------
Net interest income after provision for losses on loans................   24,857        21,855
Noninterest income.....................................................    6,253         6,896
Noninterest expenses...................................................   22,802        20,371
                                                                         -------       -------
Income before income tax expense.......................................    8,308         8,380
Income tax expense.....................................................    2,229         1,926
                                                                         -------       -------
Net income.............................................................  $ 6,079       $ 6,454
                                                                         =======       =======
PER SHARE DATA:
Net income per share...................................................  $   .37       $   .40
Cash dividends per share...............................................  $  .205       $   .19



                                                                   MARCH 31,        DECEMBER 31,
                                                                      1995              1994
                                                                   ----------       ------------
                                                                          (IN THOUSANDS)
SUMMARY OF FINANCIAL CONDITION:
Investment securities available-for-sale.........................  $  571,551        $  549,432
Investment securities held-to-maturity...........................     157,636           157,567
Loans, net.......................................................   1,421,604         1,403,805
All other assets.................................................     249,775           269,744
                                                                   ----------       ------------
          Total assets...........................................  $2,400,566        $2,380,548
                                                                    =========        ==========
Deposits.........................................................  $1,934,819        $1,943,264
Borrowings.......................................................     201,852           185,367
All other liabilities............................................      23,755            24,960
Shareholders' equity.............................................     240,140           226,957
                                                                   ----------       ------------
          Total liabilities and shareholders' equity.............  $2,400,566        $2,380,548
                                                                    =========        ==========



     First Bancorp's total assets increased $20.0 million to $2.4 billion, from December 31, 1994 to March 31, 1995, with growth in loans accounting for $17.8 million of the increase. The growth in assets was funded primarily through an increase in borrowings. Net income for the quarter ended March 31, 1995 totalled $6,079,000, a decrease of $375,000 from the $6,454,000 reported for the first quarter of 1994. Income per share for the first quarter of 1995 was $.37 compared to $.40 for the first quarter of 1994. Net income and income per share for the first quarter of 1995 were primarily affected by an accrual in the first quarter of 1995 of the cost of the severance benefits of Mr. McNeece, whose resignation is described above. If the cost of the severance benefits is excluded from the first quarter 1995 results, both net income and income per share would slightly exceed the results reported for the first quarter of 1994.

                               SUMMARY OF MERGER


     The following is a summary of the material features of the proposed merger, which is qualified in its entirety by reference to the Merger Plan attached hereto as Appendix A and to the other textual information and financial data set forth elsewhere in this Proxy Statement.


TERMS OF THE AGREEMENT AND PLAN OF MERGER


     Pursuant to the Merger Plan, FNB Subsidiary, a Florida business corporation, has been organized as a wholly-owned subsidiary of First Bancorp. Under the Merger Plan, FF Bancorp will be merged with and into FNB Subsidiary in a forward triangular merger, with FNB Subsidiary being the surviving corporation in the merger under its charter. The name of FNB Subsidiary will be changed to "FF Bancorp, Inc." in connection with the merger. The surviving corporation will thereafter be operated as a wholly-owned subsidiary of First Bancorp, and FF Bancorp as originally incorporated will cease to exist. As a result of the merger, each outstanding share of common stock of FF Bancorp will be converted into .825 shares of common stock of First Bancorp.


BUSINESS OF THE PARTIES TO THE MERGER

     First Bancorp currently is a multi-bank holding company with its operating subsidiaries being the following seventeen commercial banks which are all located in Georgia: The First National Bank of Gainesville, First National Bank of Habersham, Granite City Bank in Elberton, Georgia, Bank of Clayton, First National Bank of White County, First National Bank of Jackson County, The Citizens Bank in Toccoa, Georgia, Bank of Banks County, First National Bank of Gilmer County, The Peoples Bank of Forsyth County, Pickens County Bank, First National Bank of Paulding County, Citizens Bank, Ball Ground, Georgia, Bank of Villa Rica, The Community Bank of Carrollton, The Commercial Bank, Douglasville, Georgia, and Barrow Bank & Trust Company, Winder, Georgia.

     First Bancorp is not engaged in any business other than normal banking and mortgage banking services provided through its subsidiaries.

     Through its subsidiaries, First Bancorp operates a full-service banking business in Hall, Habersham, Elbert, Rabun, White, Jackson, Stephens, Banks, Gilmer, Forsyth, Pickens, Paulding, Cherokee, Carroll, Douglas, and Barrow Counties, Georgia. The First Bancorp subsidiaries provide such customary banking services as checking and savings accounts, various other types of time deposits, safe deposit facilities and money transfers. They also finance commercial and personal transactions by making secured and unsecured loans. Through The First National Bank of Gainesville, First Bancorp performs corporate, employee benefit and personal trust services and provides other financial services to its customers, including permanent residential mortgage loan financing. The First National Bank of Gainesville engages in various mortgage banking activities through a division called The Mortgage Source. The First National Bank of Gainesville also provides data processing services for banking applications to other banks in the area and services mortgage loans which are owned by certain outside investors.


     FF Bancorp is a multiple savings and loan and one bank holding company with three subsidiaries, New Smyrna Bank, Citrus Bank, and Key Bancshares, the parent holding company of Key Bank. Through these subsidiaries, FF Bancorp operates a full-service banking business in Volusia, Citrus, and Hillsborough Counties, Florida. The FF Banking Subsidiaries provide such customary banking services as checking and savings accounts, various other types of time deposits, safe deposit facilities and money transfers. They also finance commercial and personal transactions by making secured and unsecured loans and provide other financial services to their customers. See "BUSINESS OF FF BANCORP."


REASONS FOR THE MERGER; RECOMMENDATION OF BOARD OF DIRECTORS

     The Board of Directors of FF Bancorp has unanimously approved the Merger Plan and recommends that the shareholders of FF Bancorp vote in favor of its approval.

     In deciding to approve and recommend the Merger Plan, the Board of Directors concluded that the Merger Plan offered shareholders of FF Bancorp the opportunity to exchange, at an equitable exchange ratio and on a tax-free basis, their current equity investment for a more liquid investment in a larger, more geographically diversified company, whose business philosophy and financial and managerial resources should allow for continued enhancement of shareholder value. See "THE PROPOSED MERGER -- Reasons for the Merger; Recommendation of Board of Directors."

OPINION OF FINANCIAL ADVISOR

     Professional Bank Services, Inc. ("PBS") has served as financial advisor to FF Bancorp in connection with the merger. PBS has delivered to the Board of Directors of FF Bancorp a written opinion, dated December 16, 1994, to the effect that the consideration to be received in the merger is fair from a financial perspective to the holders of FF Bancorp common stock. For additional information, see "THE PROPOSED MERGER -- Opinion of Financial Advisor." The opinion of PBS, dated as of December 16, 1994, is attached as Appendix B to this Proxy Statement. As a condition of consummation of the merger, PBS has also been engaged to provide the FF Bancorp Board of Directors a confirmation of such opinion as of a date not more than 20 days nor less than 10 days from the date of consummation of the merger to the effect that the consideration to be received in the merger is still fair to the FF Bancorp shareholders as of the date of confirmation. See "THE PROPOSED MERGER -- Conditions of Certain Obligations of FF Bancorp."

OPERATIONS OF FF BANCORP AND FIRST BANCORP AFTER MERGER


     If the merger is consummated, FF Bancorp will be merged into FNB Subsidiary, a wholly-owned subsidiary of First Bancorp, and the FF Subsidiaries will become subsidiaries of FNB Subsidiary and will continue to engage in substantially the same business and activities in which they are presently engaged. It is contemplated that, at the time of consummation, the officers and directors of the FF Subsidiaries will remain those who are currently serving, except that Frances R. Ford, Chairman of the Board and President of FF Bancorp, has informed First Bancorp that she intends to resign after the merger from her positions with the FF Subsidiaries and except that Charles H. Byrd, Vice Chairman of the Board and Vice President of FF Bancorp, has informed First Bancorp that he intends to resign after the merger from his positions with the FF Subsidiaries (except he will serve as Chairman of the Board of New Smyrna Bank after the merger).



     If the Merger Plan is consummated, the merger would have the following effect on the balance sheet, income, and shares outstanding of First Bancorp. The information presented is provided on a pro forma basis based upon the December 31, 1994, consolidated financial statements of FF Bancorp and of First Bancorp. Total assets of First Bancorp would increase to approximately $2.97 billion on a pro forma basis due to the addition of the assets of FF Bancorp and its subsidiaries; FF Bancorp's assets would be approximately 19.9% of the total assets of First Bancorp after the merger. Total deposits of subsidiaries of First Bancorp would increase to approximately $2.482 billion on a pro forma basis due to the addition of the deposits of the FF Banking Subsidiaries; the FF Banking Subsidiaries' deposits would be approximately 21.7% of the total deposits of First Bancorp after the merger. The maximum number of First Bancorp shares outstanding would increase to approximately 20,425,000 shares due to the projected 3,885,050 shares which would be issued to FF Bancorp shareholders in the merger; the 3,885,050 shares would be approximately 19.0% of outstanding shares of First Bancorp after the merger. The projections of number of shares assume that 100% of the shares of FF Bancorp are exchanged for First Bancorp common stock and include shares which may be issued upon exercise of FF Bancorp incentive stock options (outstanding as of December 31, 1994) for the purchase of 28,254.8 shares. See "THE PROPOSED MERGER."


     It is First Bancorp's intent that the boards of directors of the FF Subsidiaries operate as boards mostly made up of directors who are members of the local community. First Bancorp will continue to be operated as a bank holding company under the federal Bank Holding Company Act of 1956, as amended, and the bank holding company laws of Georgia, and as a reporting company under the Federal Securities Exchange Act of 1934. In addition, after the merger First Bancorp will also become a multiple savings and loan holding company under the federal Savings and Loan Holding Company Act, as amended, and the bank holding company laws of Florida.

     Under the Merger Plan, First Bancorp has agreed to appoint Charles H. Byrd, Vice Chairman of FF Bancorp, and Tildon W. Smith, Executive Vice President of FF Bancorp, to the Board of Directors of First Bancorp at the first scheduled Board meeting following consummation of the merger.


REGULATORY APPROVAL REQUIRED

     The merger is subject to the approval of the Georgia Department of Banking and Finance, the Board of Governors of the Federal Reserve System, the Florida Department of Banking and Finance, and the Office of Thrift Supervision. Applications for those approvals have been filed with these agencies. As of this time, no formal action has been taken by any of the agencies to approve or disapprove the transactions. If preliminary approval is granted, final approval will be subject to, among other things, the approval of the shareholders of FF Bancorp.

VOTE REQUIRED TO APPROVE MERGER

     The affirmative vote of a majority (     shares) of the outstanding shares
of FF Bancorp common stock entitled to vote at the special shareholders meeting is required for approval of the Merger Plan. FF Bancorp directors, executive
officers, and their affiliates own approximately    % (     shares) of the
outstanding shares of FF Bancorp. The Board of Directors of FF Bancorp has approved the Merger Plan by the unanimous affirmative vote of the directors and recommends that shareholders vote in favor of approval. Each director has also agreed, in a letter agreement with First Bancorp, to vote his shares in favor of approval of the Merger Plan. The enclosed proxy, if properly executed, duly returned and not revoked, will be voted in accordance with the instructions contained therein. If no instructions are given, properly executed and returned proxies will be voted in favor of the Merger Plan.

     No vote is required by the shareholders of First Bancorp to carry out the merger; First Bancorp directors, executive officers and their affiliates (in regard to which they do not disclaim beneficial ownership of shares) own approximately 7% of the outstanding stock of First Bancorp.

NO DISSENTER'S RIGHTS OF APPRAISAL

     Shareholders of FF Bancorp will not have any dissenter's rights of appraisal in connection with the merger.

CONVERSION OF FF BANCORP STOCK

     As a result of the merger, each outstanding share of common stock of FF Bancorp will be converted into .825 shares of common stock of First Bancorp. Fractional shares of First Bancorp common stock will not be issued in the merger. Any FF Bancorp shareholder who would be entitled to a fraction of a First Bancorp share shall receive a cash payment in lieu of such fractional share in an amount determined by multiplying the fraction of a share he would otherwise be entitled to receive by $20.50.

RIGHT OF TERMINATION OF THE MERGER PLAN

     The obligations of First Bancorp and FNB Subsidiary to consummate and effect the merger contemplated by the Merger Plan are subject to the satisfaction of certain conditions. These conditions are fully described in Paragraph IX of the Merger Plan attached hereto as Appendix A. The conditions include, but are not necessarily limited to, certain representations of FF Bancorp being true; no material adverse financial changes in FF Bancorp or its subsidiary; and that the transaction will qualify to be accounted for using the "pooling of interests" method of accounting. See the Merger Plan for the full text of these conditions. See also "THE PROPOSED MERGER -- Conditions of Certain Obligations of First Bancorp."

     The obligation of FF Bancorp to consummate and effect the merger contemplated by the Merger Plan is subject to the satisfaction of certain conditions. These conditions are fully described in Paragraph VIII of the Merger Plan attached hereto as Appendix A. The conditions include, but are not necessarily limited to, certain representations of First Bancorp being true; no material adverse financial changes in First Bancorp; receipt of a fairness opinion from PBS regarding the consideration to be received by the FF Bancorp shareholders in the merger; receipt from PBS of confirmation of such fairness opinion as of a date close to the date of consummation; the receipt of an opinion of Stewart, Melvin & Frost, attorneys-at-law, regarding certain tax consequences of the merger. See Merger Plan for the full text of these conditions. See also "THE PROPOSED MERGER -- Conditions of Certain Obligations of FF Bancorp."

     The obligations of First Bancorp, FNB Subsidiary and FF Bancorp under the Merger Plan are, at the option of either of them, subject to the satisfaction of certain conditions. These conditions are fully described in Paragraph X of the Merger Plan attached as Appendix A. The conditions include, but are not necessarily limited to, FF Bancorp shareholder approval; satisfaction of all laws, regulations and directives; and the stock of First Bancorp being the subject of an effective registration statement under the Federal Securities Act of 1933. See "THE PROPOSED MERGER -- Conditions of Certain Obligations of Both First Bancorp and FF Bancorp."

     The Merger Plan may be terminated based on the failure of the conditions referred to in the Merger Plan, or the failure to consummate the proposed merger due to no fault of the terminating party by August 31, 1995.

EFFECT OF MERGER ON FF BANCORP SHAREHOLDERS

     If the merger is consummated, the holders of the common stock of FF Bancorp will become holders of First Bancorp common stock through a stock conversion in a forward triangular merger as outlined in the Merger Plan. For a comparison of rights of the shareholders of FF Bancorp and First Bancorp and the effect of receiving cash in the Merger, please refer to the sections entitled "EFFECT OF MERGER ON SHAREHOLDERS" and "FEDERAL INCOME TAX CONSEQUENCES."

TAX CONSEQUENCES


     Consummation of the merger is conditioned on FF Bancorp receiving an opinion from Stewart, Melvin & Frost, general counsel to First Bancorp, to the effect that, under applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code"), no gain or loss will be recognized for Federal income tax purposes by FF Bancorp, First Bancorp, FNB Subsidiary, or the shareholders of FF Bancorp (except in connection with any cash received in lieu of a fractional share) and to the effect that the merger qualifies as a "reorganization" under Section 368 of the Code.



     Assuming the merger so qualifies as a "reorganization" for Federal income tax purposes, a FF Bancorp shareholder who receives shares of First Bancorp common stock (and cash in lieu of a fractional share) in the merger will recognize no gain or loss (except in connection with any such cash received in lieu of a fractional share). The basis of the shares of First Bancorp common stock received by a FF Bancorp shareholder will be the same as the basis of the shares of FF Bancorp stock exchanged in the merger, and the holding period of the shares of First Bancorp common stock received by a FF Bancorp shareholder will include the period during which the surrendered FF Bancorp stock was held by such shareholder, provided the FF Bancorp stock was held as a capital asset on the date of the exchange. If the merger qualifies as a Section 368 reorganization, neither First Bancorp, FNB Subsidiary nor FF Bancorp will recognize gain or loss as a result of the merger. EACH HOLDER OF FF BANCORP SHARES SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE TAX CONSEQUENCES OF THE MERGER TO SUCH HOLDER. SEE "FEDERAL INCOME TAX CONSEQUENCES."


INTERESTS OF CERTAIN PERSONS


     Under their respective employment agreements, Frances R. Ford, Chairman, President and Chief Executive Officer of FF Bancorp, and Charles H. Byrd, Vice Chairman of FF Bancorp, will receive termination payments of approximately $520,000 and $382,000, respectively, due to the change of control of FF Bancorp and a change of their respective duties as a result of the merger. Also, in January and March, 1995, for personal financial reasons Mrs. Ford sold an aggregate of 40,000 shares of her FF Bancorp common stock through to the Vice Chairman of the Board of Key Bank a broker. In addition, upon merger the outstanding options to purchase 56,063 shares of FF Bancorp common stock held by Tildon W. Smith,

Executive Vice President of FF Bancorp, will be converted into options to purchase 46,252 shares of First Bancorp common stock. See "THE PROPOSED MERGER -- Interests of Certain Persons in the Merger."

ACCOUNTING TREATMENT

     If the proposed merger is consummated, it is contemplated that the acquisition will be accounted for by First Bancorp using the "pooling of interests" method of accounting. See "THE PROPOSED MERGER -- Accounting Treatment."

EXPENSES OF SOLICITATION AND MERGER

     First Bancorp, FNB Subsidiary and FF Bancorp will each pay its own expenses in connection with this solicitation and the transactions contemplated by the Merger Plan including all fees and expenses of its respective legal counsel and independent auditors. See the Merger Plan attached hereto as Appendix "A."

                        CONDENSED FINANCIAL INFORMATION



                                                                                 YEAR ENDED DECEMBER 31,
                                                                                 -----------------------
FF BANCORP                                                                        1994            1993
                                                                                 -------         -------
                                                                                  (IN THOUSANDS EXCEPT
                                                                                       SHARE DATA)
SUMMARY OF INCOME:
Interest income................................................................  $42,769         $39,746
Interest expense...............................................................   19,886          19,651
                                                                                 -------         -------
Net interest income............................................................   22,883          20,095
Provision for losses on loans..................................................    1,939             177
                                                                                 -------         -------
Net interest income after provision for losses on loans........................   20,944          19,918
Noninterest income.............................................................    1,031           1,198
Noninterest expenses...........................................................   12,141           9,877
                                                                                 -------         -------
Earnings before income taxes and cumulative effect of change in accounting
  principle....................................................................    9,834          11,239
Provision for income tax.......................................................    3,332           4,258
                                                                                 -------         -------
Earnings before cumulative effect of change in accounting principle............    6,502           6,981
Cumulative effect of change in accounting principle............................       --             824
                                                                                 -------         -------
Net earnings...................................................................  $ 6,502         $ 7,805
                                                                                 ========        ========
PER SHARE DATA:
Earnings before cumulative effect of change in accounting principle............  $  1.44         $  1.50
Cumulative effect of change in accounting principle............................       --            0.18
                                                                                 -------         -------
Net earnings...................................................................  $  1.44         $  1.68
                                                                                 ========        ========
Cash dividends.................................................................  $  0.53         $  0.45
                                                                                 ========        ========



                                                                                      AT DECEMBER 31,
                                                                                   ---------------------
                                                                                     1994         1993
                                                                                   --------     --------
                                                                                      (IN THOUSANDS)
SUMMARY OF FINANCIAL CONDITION:
Cash, interest-bearing deposits, and federal funds sold..........................  $101,054     $ 95,504
Investment securities available-for-sale.........................................    30,104       23,339
Investment securities held-to-maturity...........................................        --       52,013
Loans, net.......................................................................   420,631      353,756
All other assets.................................................................    38,419       20,249
                                                                                   --------     --------
         Total assets............................................................  $590,208     $544,861
                                                                                   =========    =========
Deposits.........................................................................  $539,194     $490,041
Borrowings.......................................................................        --        5,000
All other liabilities............................................................     5,519        7,543
Shareholders' equity.............................................................    45,495       42,277
                                                                                   --------     --------
         Total liabilities and shareholders' equity..............................  $590,208     $544,861
                                                                                   =========    =========



                                                                                           AT OR FOR
                                                                                        THE YEAR ENDED
                                                                                         DECEMBER 31,
                                                                                       -----------------
                                                                                       1994        1993
                                                                                       -----       -----
SELECTED FINANCIAL RATIOS AND OTHER DATA:
Return on average assets.............................................................   1.11%       1.43%
Return on average equity.............................................................  14.53       20.50
Average equity to average assets.....................................................   7.64        6.96
Interest rate spread.................................................................   3.84        3.71
Net interest margin..................................................................   4.09        3.87
Noninterest expense to average assets................................................   2.07        1.81
Nonperforming loans and other real estate owned as a percentage of total assets......   1.35        1.25
Allowance for loan losses as a percentage of total loans, net........................   1.43        0.74

FIRST BANCORP


                                                                          YEAR ENDED DECEMBER
                                                                                  31,
                                                                         ---------------------
                                                                           1994         1993
                                                                         --------     --------
                                                                         (IN THOUSANDS EXCEPT
                                                                              SHARE DATA)
SUMMARY OF INCOME:
Interest income........................................................  $163,145     $151,131
Interest expense.......................................................    66,132       62,930
                                                                         --------     --------
Net interest income....................................................    97,013       88,201
Provision for losses on loans..........................................      (362)       2,985
                                                                         --------     --------
Net interest income after provision for losses on loans................    97,375       85,216
Noninterest income.....................................................    27,081       31,841
Noninterest expenses...................................................    86,639       81,144
                                                                         --------     --------
Earnings before income tax expense and cumulative effect of accounting
  change...............................................................    37,817       35,913
Income tax expense.....................................................     9,683        9,419
                                                                         --------     --------
Income before cumulative effect of accounting change...................    28,134       26,494
Cumulative effect of accounting change.................................        --          160
                                                                         --------     --------
Net earnings...........................................................  $ 28,134     $ 26,654
                                                                         ========     ========

PER SHARE DATA:
Earnings per share before cumulative effect of accounting change.......  $   1.72     $   1.67
Net earnings per share.................................................  $   1.72     $   1.68
Cash dividends per share...............................................  $   0.78     $   0.71


                                                                            AT DECEMBER 31,
                                                                        -----------------------
                                                                           1994         1993
                                                                        ----------   ----------
                                                                            (IN THOUSANDS)
SUMMARY OF FINANCIAL CONDITION:
Investment securities available-for-sale..............................  $  549,432   $  410,252
Investment securities held-to-maturity................................     157,567      139,368
Loans, net............................................................   1,403,805    1,285,025
All other assets......................................................     269,744      307,307
                                                                        ----------   ----------
          Total assets................................................  $2,380,548   $2,141,952
                                                                         =========    =========
Deposits..............................................................  $1,943,264   $1,764,641
Borrowings............................................................     185,367      135,144
All other liabilities.................................................      24,960       24,108
Shareholders' equity..................................................     226,957      218,059
                                                                        ----------   ----------
          Total liabilities and shareholders' equity..................  $2,380,548   $2,141,952
                                                                         =========    =========

                                                                             AT OR FOR THE
                                                                               YEAR ENDED
                                                                              DECEMBER 31,
                                                                          --------------------
                                                                           1994          1993
                                                                          ------        ------
SELECTED FINANCIAL RATIOS AND OTHER DATA:
Return on average assets................................................    1.24%         1.29%
Return on average equity................................................   12.51         13.53
Average equity to average assets........................................    9.90          9.50
Interest rate spread....................................................    4.29          4.22
Net interest margin.....................................................    4.96          4.89
Noninterest expense to average assets...................................    3.81          3.91
Nonperforming loans and other real estate owned as a percentage of total
  assets................................................................    1.21          1.42
Allowance for loan losses as a percentage of total loans, net...........    1.44          1.65

                             PER SHARE INFORMATION


     The following table sets forth at the dates and for the periods indicated historical, pro forma, and equivalent pro forma per share information with respect to book value, net income and cash dividends declared on First Bancorp and FF Bancorp common stock. The pro forma and equivalent pro forma per share information gives effect to the proposed acquisition of FF Bancorp under the pooling of interests method of accounting. In presenting pro forma and equivalent pro forma per share amounts, First Bancorp data reflects one share of FF Bancorp common stock as .825 shares of First Bancorp common stock for each of the 4,709,151.8 shares (4,680,897 shares presently outstanding and 28,254.8 shares to be issued pursuant to options) of FF Bancorp common stock. The pro forma and equivalent pro forma share information assumes that FF Bancorp shareholders exchange 100% of their shares for First Bancorp stock. Historical, pro forma, and equivalent pro forma per share information is also included giving effect to First Bancorp's 1994 acquisition of Barrow Bancshares, Inc., accounted for as a pooling of interests. This table should be read in conjunction with the financial statements of the organizations and the pro forma condensed combined balance sheet and statements of income information appearing elsewhere in this Proxy Statement or incorporated herein by reference.



                                                                                            CASH
                                                                                          DIVIDENDS
                                                              BOOK VALUE   NET INCOME     DECLARED
                                                              PER SHARE    PER SHARE    PER SHARE(1)
                                                              ----------   ----------   -------------
HISTORICAL:
FIRST BANCORP
At or for the year ended December 31, 1994..................    $13.72       $ 1.72        $ 0.778
At or for the year ended December 31, 1993..................    N/A            1.68          0.705
At or for the year ended December 31, 1992..................    N/A            1.50          0.64



                                                                                            CASH
                                                                                          DIVIDENDS
                                                              BOOK VALUE   NET INCOME     DECLARED
                                                              PER SHARE    PER SHARE    PER SHARE(2)
                                                              ----------   ----------   -------------
HISTORICAL:
FF BANCORP
At or for the year ended December 31, 1994..................    $ 9.72       $ 1.44        $  .53
At or for the year ended December 31, 1993..................    N/A            1.68           .50
At or for the year ended December 31, 1992..................    N/A            1.24           .30

PRO FORMA:
FIRST BANCORP
At or for the year ended December 31, 1994..................    $13.34       $ 1.71          N/A
At or for the year ended December 31, 1993..................    N/A            1.74          N/A
At or for the year ended December 31, 1992..................    N/A            1.48          N/A



                                                                                            CASH
                                                                                          DIVIDENDS
                                                              BOOK VALUE   NET INCOME     DECLARED
                                                              PER SHARE    PER SHARE      PER SHARE
                                                              ----------   ----------   -------------
EQUIVALENT PRO FORMA PER SHARE INFORMATION:
FF BANCORP(3)
At or for the year ended December 31, 1994..................    $11.01       $ 1.41        $  .64
At or for the year ended December 31, 1993..................    N/A            1.44           .58
At or for the year ended December 31, 1992..................    N/A            1.22           .53


- ---------------


(1) The primary source of funds of First Bancorp to pay stockholder dividends is dividends from its subsidiary banks. The subsidiary banks are subject to certain statutory and regulatory restrictions regarding the payment of dividends. For a discussion of such restrictions, see Note 14 to consolidated financial statements on page 53 of First Bancorp's 1994 Annual Report to Shareholders.


(2) The primary source of funds of FF Bancorp to pay stockholder dividends is dividends received from the FF Subsidiaries. The FF Subsidiaries are subject to certain statutory and regulatory restrictions regarding the payment of dividends. For a discussion of such restrictions, see Note 14 to consolidated financial statements of FF Bancorp on pages F-22 and F-23 of this Proxy Statement. See "EFFECT OF MERGER ON
     SHAREHOLDERS -- Dividends Restrictions."


(3) Equivalent pro forma book value and net income per share data for FF Bancorp were determined by multiplying pro forma amounts for First Bancorp (including the effect of the 1994 acquisition of Barrow Bancshares, Inc., accounted for as a pooling of interests) by the exchange ratio of .825. Equivalent pro forma dividends per share data for FF Bancorp were determined by multiplying historical amounts for First Bancorp by the exchange ratio of .825.

                       MARKET AND STOCK PRICE INFORMATION

FIRST BANCORP


     The following table sets forth the high and low sales prices in the over-the-counter market, where First Bancorp's common stock is traded, for the period from January 1, 1992 to December 31, 1994. The prices are based upon trades as shown through the National Association of Securities Dealers Automatic Quotation System (the "NASDAQ/National Market System"). First Bancorp stock is traded under the symbol "FBAC." The information regarding First Bancorp has been adjusted for a three-for-two stock split by First Bancorp effected by the distribution on November 16, 1992 of a stock dividend of one share of First Bancorp stock for each two shares outstanding. As of December 31, 1994, there were approximately 5,100 holders of record of First Bancorp common stock, and possibly as many as 7,100 beneficial owners if shareholders who own stock in names of investment firms are considered.


                                                                       SALES PRICES
                                                                     -----------------
                                                                      HIGH       LOW
                                                                     ------     ------
                    , 1995.........................................  $          $
        1994
        4th Quarter................................................   20.75      16.62
        3rd Quarter................................................   22.25      20.00
        2nd Quarter................................................   21.50      19.75
        1st Quarter................................................   22.25      20.25
        1993
        4th Quarter................................................   21.25      19.50
        3rd Quarter................................................   22.50      19.75
        2nd Quarter................................................   22.25      20.00
        1st Quarter................................................   21.50      17.50
        1992
        4th Quarter................................................   17.66      16.75
        3rd Quarter................................................   18.33      15.50
        2nd Quarter................................................   16.17      15.33
        1st Quarter................................................   16.33      15.50

FF BANCORP


     FF Bancorp common stock is listed and principally traded on the NASDAQ/National Market System under the symbol "FFSB." The following table sets forth the high and low sales prices for FF Bancorp's common stock, for the period from July 8, 1992 (the date of beginning operation as a holding company) to December 31, 1994. The prices are based upon trades as shown on the NASDAQ/National Market System. The information regarding FF Bancorp has been adjusted for a three-for-one stock split by FF Bancorp on July 26, 1993 and for a 10% stock dividend by FF Bancorp declared on September 19, 1994. As of December 31, 1994, there were approximately 925 holders of record of FF Bancorp common stock, and possibly as many as 1,075 beneficial owners if shareholders who own stock in names of investment firms are considered.

                                                                       SALES PRICES
                                                                     -----------------
                                                                      HIGH       LOW
                                                                     ------     ------
                    , 1995.........................................  $          $
        1994
        4th Quarter................................................   15.75      12.25
        3rd Quarter................................................   16.00      12.73
        2nd Quarter................................................   13.41      11.02
        1st Quarter................................................   11.81      10.45
        1993
        4th Quarter................................................   12.73      10.45
        3rd Quarter................................................   12.95      10.68
        2nd Quarter................................................   11.48       9.89
        1st Quarter................................................   10.11       7.16
        1992
        4th Quarter................................................    7.73       6.14
        3rd Quarter................................................    7.39       5.00

COMPARISON OF STOCK PRICES

     A Letter of Intent regarding the acquisition of FF Bancorp by First Bancorp was signed on October 27, 1994, with public announcement of the merger proposal being made on October 27, 1994. As of the first business day preceding public announcement, the closing price of First Bancorp stock was $20.00 per share and the closing price of FF Bancorp stock was $14.75 per share. Provided below is a table comparing the market values of First Bancorp stock and FF Bancorp stock as of the date preceding public announcement of the proposed merger.

                                                HISTORICAL      HISTORICAL
                                               MARKET VALUE    MARKET VALUE        VALUE OF
                                                    PER            PER         FF BANCORP SHARE
                                               FIRST BANCORP    FF BANCORP      ON EQUIVALENT
                                                   SHARE          SHARE       PER SHARE BASIS(1)
                                               -------------   ------------   ------------------
        As of October 26, 1994...............     $ 20.00         $14.75            $16.50

- ---------------

(1) Equivalent per share value was determined by multiplying the historical market value per First Bancorp share by the exchange ratio of .825.

                          FIRST BANCORP AND FF BANCORP



             PRO FORMA CONDENSED COMBINED BALANCE SHEET INFORMATION


     First Bancorp has entered into the Merger Plan with FF Bancorp which, if consummated, would result in FF Bancorp becoming a subsidiary of First Bancorp. Under the Merger Plan, the 4,680,897 outstanding FF Bancorp common shares (as of December 31, 1994) will be exchanged for 3,861,740 shares of First Bancorp common stock. Additionally, certain officers and employees of FF Bancorp have options to purchase 84,318.5 additional shares of FF Bancorp common stock. It is anticipated that 28,254.8 shares will be issued pursuant to such options which are not exercisable after the acquisition of FF Bancorp, and that 56,063.7 options which are not required to be exercised prior to the acquisition will be converted into options to acquire First Bancorp common stock at the .825 exchange ratio proposed for the exchange of outstanding FF Bancorp shares. For purposes of the pro forma condensed combined balance sheet and statement of income information, it is anticipated that the 28,254.8 shares to be issued pursuant to currently exercisable options will be exchanged for 23,310 shares of First Bancorp common stock. No cash, except cash to be paid for fractional shares, will be offered in the transaction which will be accounted for as a pooling-of-interests. The following unaudited pro forma combined balance sheet information of First Bancorp and FF Bancorp at December 31, 1994 gives effect to the proposed acquisition of FF Bancorp. The pro forma condensed combined balance sheet should be read in conjunction with the notes to the pro forma financial statements and related financial statements of the respective entities appearing elsewhere or incorporated by reference in this Proxy Statement.


                                                                              FF BANCORP
                                                        FIRST         FF       PRO FORMA      PRO FORMA
                                                       BANCORP     BANCORP    ADJUSTMENTS      COMBINED
                                                      ----------   --------   -----------     ----------
                                                             (AMOUNTS ARE PRESENTED IN THOUSANDS)
                                                                         (UNAUDITED)
Cash and due from banks.............................  $   84,260   $ 12,173     $    98(A)    $   96,531
                                                                                     --
Federal funds sold..................................      28,908      1,150          --           30,058
Interest-bearing deposits in other financial
  institutions......................................      16,259     87,731          --          103,990
Investment securities available-for-sale............     549,432     30,104          --          579,536
Investment securities held-to-maturity..............     157,567         --          --          157,567
Loans, net..........................................   1,403,805    420,631          --        1,824,436
Premises and equipment, net.........................      57,004      9,969          --           66,973
Other assets........................................      83,313     28,450          --          111,763
                                                      ----------   --------   -----------     ----------
          Total assets..............................  $2,380,548   $590,208     $    98       $2,970,854
                                                       =========   ========   =========        =========
Deposits............................................  $1,943,264   $539,194     $    --       $2,482,458
Federal funds purchased, securities sold under
  agreements to repurchase, and other short-term
  borrowings........................................     105,129         --          --          105,129
Long-term debt......................................      80,238         --          --           80,238
Other liabilities...................................      24,960      5,519          --           30,479
                                                      ----------   --------   -----------     ----------
          Total liabilities.........................   2,153,591    544,713          --        2,698,304
                                                      ----------   --------   -----------     ----------
Common stock........................................      16,540         47       3,885 (B)       20,425
                                                                                    (48)(B)
                                                                                      1 (A)
Additional paid-in-capital..........................      67,606     20,673          97 (A)       84,453
                                                                                 (3,923)(B)
Retained earnings...................................     155,541     25,854          --          181,395
                                                                                     --
Stock held by Management Recognition Plan Trust.....          --        (86)         86 (B)           --
Net unrealized holding losses on investment
  securities available for sale.....................     (12,730)      (993)         --          (13,723)
                                                      ----------   --------   -----------     ----------
          Total shareholders' equity................     226,957     45,495          98          272,550
                                                      ----------   --------   -----------     ----------
          Total liabilities and shareholders'
            equity..................................  $2,380,548   $590,208     $    98       $2,970,854
                                                       =========   ========   =========        =========

                          FIRST BANCORP AND FF BANCORP



               PRO FORMA CONDENSED COMBINED STATEMENTS OF INCOME



     The following unaudited pro forma condensed combined statements of income of First Bancorp and FF Bancorp for the year ended December 31, 1994, gives effect to the proposed acquisition of FF Bancorp for 3,885,050 shares of First Bancorp common stock. The acquisition of FF Bancorp will be accounted for as a pooling-of-interests and hence all periods presented reflect combined First Bancorp and FF Bancorp data. On February 28, 1994, First Bancorp completed its acquisition of Metro Bancorp, and on April 8, 1994, FF Bancorp completed its acquisition of Key Bancshares. Both acquisitions were accounted for using the purchase method of accounting. The combined financial position and results of operations of Metro Bancorp and Key Bancshares is not significant to the combined financial position and results of operations of First Bancorp and FF Bancshares and accordingly, the pro forma effects of Metro Bancorp and Key Bancshares have not been included in the following pro forma condensed combined statements of income. The pro forma condensed combined statements of income should be read in conjunction with the notes to the pro forma financial statements and separate financial statements and related notes of the respective entities appearing elsewhere or incorporated herein by reference in this Proxy Statement. The pro forma financial data has been prepared based upon the historical financial statements of First Bancorp and FF Bancorp appearing elsewhere or incorporated by reference in this proxy statement, and there are no pro forma adjustments required for any of the periods presented. These pro forma statements may not be indicative of the results that actually would have occurred if the transactions had been in effect on the dates indicated or which may be obtained in the future.


                                                            YEARS ENDED DECEMBER 31,
                                            --------------------------------------------------------
                                                     1994               1994       1993       1992
                                            -----------------------   --------   --------   --------
                                             FIRST          FF
                                            BANCORP      BANCORP            PRO FORMA COMBINED
                                            --------   ------------   ------------------------------
                                                      (AMOUNTS ARE PRESENTED IN THOUSANDS,
                                                             EXCEPT PER SHARE DATA)
                                                       (UNAUDITED)
Interest income...........................  $163,145     $ 42,769     $205,914   $190,870   $200,347
Interest expense..........................    66,132       19,886       86,018     82,572    100,352
                                            --------   ------------   --------   --------   --------
          Net interest income.............    97,013       22,883      119,896    108,298     99,995
Provision for loan losses.................      (362)       1,939        1,577      3,162     12,295
Noninterest income........................    27,081        1,031       28,112     33,075     31,284
Noninterest expenses......................    86,639       12,141       98,780     91,059     78,621
                                            --------   ------------   --------   --------   --------
          Income before income taxes and
            cumulative effect of
            accounting
            change........................    37,817        9,834       47,651     47,152     40,363
Income tax expense........................     9,683        3,332       13,015     13,677     11,429
                                            --------   ------------   --------   --------   --------
          Income before cumulative effect
            of accounting change..........    28,134        6,502       34,636     33,475     28,934
                                            --------   ------------   --------   --------   --------
          Cumulative effect of accounting
            change........................        --           --           --        984         --
                                            --------   ------------   --------   --------   --------
          Net Income......................  $ 28,134     $  6,502     $ 34,636   $ 34,459   $ 28,934
                                            ========   ==========     ========   ========   ========
Net income per share based on weighted
  average shares..........................                            $   1.71   $   1.74   $   1.48
                                                                      ========   ========   ========
Weighted average number of outstanding
  shares..................................                              20,280     19,768     19,566
                                                                      ========   ========   ========

                     NOTES TO FIRST BANCORP AND FF BANCORP



           PRO FORMA CONDENSED COMBINED BALANCE SHEET INFORMATION AND


                              STATEMENTS OF INCOME


     The following notes describe the proforma adjustments necessary to reflect the proposed acquisition of FF Bancorp by First Bancorp. For purposes of the proforma financial information, it has been assumed that all of the 4,680,897 outstanding shares, at December 31, 1994, of FF Bancorp common stock, will be acquired by First Bancorp for 3,861,740 shares of First Bancorp common stock. Additionally, certain directors, officers, and employees of FF Bancorp have options to purchase 84,318.5 additional shares of FF Bancorp common stock. It is anticipated that the options which are not exercisable after the merger will be exercised prior to the acquisition of FF Bancorp, and the remaining options will be converted into options to acquire First Bancorp common stock at the same exchange ratio proposed for outstanding FF Bancorp shares.

     (A) Reflects the issuance of 28,254.8 shares of FF Bancorp common stock from the exercise of outstanding options which are not exercisable after the acquisition of FF Bancorp by First Bancorp.


     (B) Reflects the exchange of 4,709,151.8 shares, including 28,254.8 shares to be issued pursuant to options to be exercised prior to merger, of FF Bancorp common stock by First Bancorp and the elimination of the common stock of FF Bancorp.

                                   FF BANCORP

                            SELECTED FINANCIAL DATA


     The selected consolidated financial data presented below for each of the years in the five-year period ended December 31, 1994, other than the information included under "other data" have been derived from the audited consolidated financial statements of FF Bancorp. The selected consolidated financial data should be read in conjunction with the consolidated financial statements and notes thereto and "FF BANCORP MANAGEMENTS' DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" included elsewhere in this Proxy Statement.



                                                                                     AT DECEMBER 31,
                                                                   ----------------------------------------------------
                                                                     1994       1993       1992       1991       1990
                                                                   --------   --------   --------   --------   --------
                                                                     (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                                                                       (UNAUDITED)
Cash, noninterest-earning........................................  $ 12,173   $  7,644   $  7,536   $  5,652   $  7,514
Investments(1)...................................................   106,466    103,586     97,893     62,264     46,342
Mortgage-backed securities.......................................    16,784     63,952     82,329    107,643     75,720
Loans, net.......................................................   420,631    353,756    339,757    354,259    366,657
All other assets.................................................    34,154     15,923     20,967     22,755     22,064
                                                                   --------   --------   --------   --------   --------
         Total assets............................................  $590,208   $544,861   $548,482   $552,573   $518,297
                                                                   =========  =========  =========  =========  =========
Deposit accounts.................................................   539,194    490,041    501,096    517,985    497,284
Borrowed funds...................................................        --      5,000      5,000         --         --
All other liabilities............................................     5,519      7,543      7,670      6,515      4,951
Stockholders' equity.............................................    45,495     42,277     34,716     28,073     16,062
                                                                   --------   --------   --------   --------   --------
         Total liabilities and stockholders' equity..............  $590,208   $544,861   $548,482   $552,573   $518,297
                                                                   =========  =========  =========  =========  =========



                                                                                 YEARS ENDED DECEMBER 31,
                                                                   ----------------------------------------------------
                                                                     1994       1993       1992       1991       1990
                                                                   --------   --------   --------   --------   --------
Total interest income............................................  $ 42,769   $ 39,746   $ 43,874   $ 48,063   $ 48,921
Total interest expenses..........................................    19,886     19,651     25,398     36,599     38,977
                                                                   --------   --------   --------   --------   --------
Net interest income..............................................    22,883     20,095     18,476     11,464      9,944
Provision for loan losses........................................     1,939        177      1,011        859      1,096
                                                                   --------   --------   --------   --------   --------
Net interest income after provision for loan losses..............    20,944     19,918     17,465     10,605      8,848
Noninterest income...............................................     1,031      1,198      1,059      1,381      1,054
Noninterest expenses.............................................    12,141      9,877      9,676      8,907      8,842
                                                                   --------   --------   --------   --------   --------
Earnings before provision for income taxes and cumulative effect
  of change in accounting principle..............................     9,834     11,239      8,848      3,079      1,060
Provisions for income taxes......................................     3,332      4,258      3,320      1,173        764
                                                                   --------   --------   --------   --------   --------
Earnings before cumulative effect of change in accounting
  principle......................................................     6,502      6,981      5,528      1,906        296
Cumulative effect of change in accounting principle..............        --        824         --         --         --
                                                                   --------   --------   --------   --------   --------
Net earnings (loss)..............................................  $  6,502   $  7,805   $  5,528   $  1,906   $    296
                                                                   =========  =========  =========  =========  =========



                                                                           FOR THE YEAR ENDED DECEMBER 31,
                                                             ------------------------------------------------------------
                                                                1994         1993         1992         1991        1990
                                                             ----------   ----------   ----------   ----------   --------
Earnings per share:(2)(3)
  Earnings before cumulative effect of change in accounting
    principle..............................................  $     1.44   $     1.50   $     1.24   $      .28   $     --
  Cumulative effect of change in accounting principle......          --          .18           --           --         --
                                                             ----------   ----------   ----------   ----------   --------
    Net earnings...........................................  $     1.44   $     1.68   $     1.24   $      .28   $     --
                                                             ==========   ==========   ==========   ==========   =========
Weighted average number of shares outstanding..............   4,529,847    4,637,287    4,445,862    3,795,000         --
                                                             ==========   ==========   ==========   ==========   =========

OTHER DATA


                                                                            AT OR FOR YEAR ENDED DECEMBER 31,
                                                                ---------------------------------------------------------
                                                                  1994         1993         1992         1991       1990
                                                                ---------    ---------    ---------    ---------    -----
Return on average assets.......................................      1.11%        1.43         1.01         0.34     0.06
Return on average equity.......................................     14.53%       20.50        17.74         8.52     1.74
Dividend payout ratio..........................................     37.32%       25.96        23.90        19.36       --
Average equity to average assets ratio.........................      7.64%        6.96         5.68         4.08     3.21
Interest rate spread during the year(4)........................      3.84%        3.71         3.40         2.15     2.02
Net yield on average interest-earning assets...................      4.09%        3.87         3.54         2.20     1.99
Noninterest expenses to average assets.........................      2.07%        1.81         1.77         1.62     1.67
Ratio of average interest-earning assets to average
  interest-bearing liabilities.................................      1.07         1.04         1.03         1.01     1.00
Nonperforming loans and real estate owned as a percentage of
  total assets.................................................      1.39%        1.25         2.30         2.92     3.12
Allowance for loan losses as a percentage of nonperforming
  loans........................................................    212.95%      133.97       103.07        32.23    37.00
Total shares outstanding(5)(6)................................. 4,680,897    4,367,728    4,341,322    3,795,000       --
Book value per share (5)(6)(7).................................     $9.74         9.72         8.06         7.49       --
Dividends declared per share(5)(6).............................      $.53          .45          .30          .05       --


- ---------------


(1) Includes interest-earning balances in other banks, federal funds sold, U.S. government and agency obligations, FHLB stock and marketable equity securities.


(2) New Smyrna Bank and Citrus Bank were mutual institutions during the year, therefore, earnings per share is not applicable.


(3) Earnings per share for 1991 includes only the earnings of New Smyrna Bank from July 1, 1991, the date the institution completed its conversion from a mutual to stock institution.

(4) Difference between weighted average yield on all interest-earning assets and weighted average rate on all interest-bearing liabilities.

(5) The Board of Directors approved a three for one stock split on July 26, 1993, all per share amounts reflect this split.

(6) The Board of Directors approved a 10% stock dividend declared July 18, 1994; all per share amounts reflect this dividend.
(7) Book value per share is not presented for periods prior to 1991 since there was no outstanding common stock in prior years.

                          FIRST BANCORP AND FF BANCORP

                   PRO FORMA COMBINED SELECTED FINANCIAL DATA


     The following table sets forth unaudited pro forma combined selected financial data of First Bancorp and FF Bancorp for each of the years ended December 31, 1994, 1993 and 1992, assuming the merger is consummated and accounted for under the pooling-of-interests method. The data reflects, in the opinion of management of First Bancorp, the information necessary to present fairly the pro forma information set forth herein. The pro forma combined selected financial data should be read in conjunction with the consolidated financial statements and notes thereto and "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" of both First Bancorp and FF Bancorp appearing elsewhere or incorporated by reference in this Proxy Statement.



                                                                       AT DECEMBER 31,
                                                             ------------------------------------
                                                                1994         1993         1992
                                                             ----------   ----------   ----------
                                                               (IN THOUSANDS, EXCEPT PER SHARE
                                                                           FIGURES)
Cash, noninterest-earning..................................  $   96,531   $   94,039   $   73,031
Investments................................................     871,151      817,360      802,862
Loans, net.................................................   1,824,436    1,638,777    1,566,601
All other assets...........................................     178,736      136,480      134,156
                                                             ----------   ----------   ----------
          Total assets.....................................  $2,970,854   $2,686,656   $2,576,650
                                                              =========    =========    =========
Deposit accounts...........................................  $2,482,458   $2,254,473   $2,222,659
Borrowed funds.............................................     185,367      140,144      104,268
All other liabilities......................................      30,479       31,702       20,262
Stockholders' equity.......................................     272,550      260,337      229,461
                                                             ----------   ----------   ----------
          Total liabilities and stockholders' equity.......  $2,970,854   $2,686,656   $2,576,650
                                                              =========    =========    =========



                                                                 YEARS ENDED DECEMBER 31,
                                                          ---------------------------------------
                                                             1994          1993          1992
                                                          -----------   -----------   -----------
Total interest income...................................  $   205,914   $   190,870   $   200,347
Total interest expense..................................       86,018        82,572       100,352
                                                          -----------   -----------   -----------
Net interest income.....................................      119,896       108,298        99,995
Provision for loan losses...............................        1,577         3,162        12,295
                                                          -----------   -----------   -----------
Net interest after provision for loan losses............      118,319       105,136        87,700
Noninterest income......................................       28,112        33,075        31,284
Noninterest expenses....................................       98,780        91,059        78,621
                                                          -----------   -----------   -----------
Earnings before provision for income taxes and
  cumulative effect of change in accounting principle...       47,651        47,152        40,363
Provisions for income taxes.............................       13,015        13,677        11,429
                                                          -----------   -----------   -----------
Earnings before cumulative effect of change in
  accounting principle..................................       34,636        33,475        28,934
Cumulative effect of change in accounting principle.....           --           984            --
                                                          -----------   -----------   -----------
Net earnings............................................  $    34,636   $    34,459   $    28,934
                                                           ==========    ==========    ==========
Net earnings per share..................................  $      1.71   $      1.74   $      1.48
                                                           ==========    ==========    ==========
Dividends declared per share............................  $       .78   $       .71   $       .64
                                                           ==========    ==========    ==========
Weighted average number of shares outstanding...........   20,280,000    19,768,000    19,566,000
                                                           ==========    ==========    ==========

                              THE PROPOSED MERGER

THE AGREEMENT AND PLAN OF MERGER


     Set forth below is a discussion of the material terms of the proposed merger. Reference is made to a copy of the Merger Plan set forth in full as Appendix A hereto for a complete statement of terms of the proposed merger. The statements contained herein with respect to the Merger Plan are qualified in their entirety by reference to Appendix A.


DESCRIPTION OF THE MERGER

     The Boards of Directors of First Bancorp and FF Bancorp have determined that it is desirable for First Bancorp and FF Bancorp to enter into the Merger Plan whereby First Bancorp will acquire FF Bancorp in exchange for First Bancorp shares in a forward triangular merger.

     If the Merger Plan is approved, each outstanding share of common stock of FF Bancorp will be converted into .825 shares of common stock of First Bancorp.

     Under the Merger Plan, First Bancorp has the right to split its stock or to issue stock dividends prior to the consummation of the merger. The Merger Plan provides that in such event the number of shares to be issued to FF Bancorp shareholders will be adjusted proportionately to give the FF Bancorp shareholders the benefit of any such stock split or stock dividend. First Bancorp currently has no plans to declare any stock split or stock dividend prior to consummation of the transactions contemplated by the Merger Plan.


     If the Merger Plan is approved by the shareholders of FF Bancorp and by all regulatory authorities required to approve the merger, then upon consummation of the merger, FF Bancorp will be merged into FNB Subsidiary, a wholly-owned subsidiary of First Bancorp, in a forward triangular merger, with First Bancorp thereby acquiring FF Bancorp in exchange for First Bancorp common stock. Such merger will be pursuant to the applicable provisions of the Florida Business Corporation Act (Chapter 607, Florida Statutes (1993)). The articles of incorporation of FNB Subsidiary will be the articles of incorporation of the surviving corporation, except the name of the surviving corporation will be changed to "FF Bancorp Inc." in connection with the merger. The bylaws of FNB Subsidiary will be the bylaws of the surviving corporation. The corporate existence of FF Bancorp will end when it is merged into FNB Subsidiary as the surviving corporation. FNB Subsidiary, as the surviving corporation in the merger, will continue to be a wholly-owned subsidiary of First Bancorp.



     It is contemplated that the established offices and facilities of the FF Subsidiaries immediately prior to the merger will remain the established offices and facilities of the FF Subsidiaries, and that the officers, directors, and employees of the FF Subsidiaries will continue to be the officers, directors, and employees of the FF Subsidiaries, except that Frances R. Ford, Chairman of the Board and President of FF Bancorp, has informed First Bancorp that she intends to resign from her positions with the FF Subsidiaries after the merger and except that Charles H. Byrd, Vice Chairman of the Board and Vice President of FF Bancorp, has informed First Bancorp that he intends to resign after the merger from his positions with the FF Subsidiaries (except he will serve as Chairman of the Board of New Smyrna Bank after the merger).


     All rights, privileges, immunities, powers and franchises of FF Bancorp and FNB Subsidiary in and to every type of property, real, personal and mixed, and choses in action will be vested in FNB Subsidiary as the surviving corporation by virtue of the merger without any deed or other transfer. All property, real, personal and mixed, including all choses in action, all debts due on whatever account and all and every other interest or right belonging to or due to each of the merging corporations including all liens, mortgages, security interests and properties held as collateral for debts owed such organizations will be vested in FNB Subsidiary as the surviving corporation without further act or deed; the title to any real estate, or interest therein, vested in either of the merging corporations will not revert or be in any way impaired by reason of the merger; and FNB Subsidiary as the surviving corporation will, thenceforth, be responsible and liable for all of the liabilities and obligations of FF Bancorp and FNB Subsidiary. After the merger, FNB Subsidiary will continue to be a wholly-owned subsidiary of First Bancorp.

     If the Merger Plan is approved and consummated, First Bancorp will own eighteen subsidiary commercial banks: First National Bank of Jackson County; First National Bank of Habersham; The First National Bank of Gainesville; Granite City Bank; Bank of Clayton; First National Bank of White County; The Citizens Bank, Toccoa; Bank of Banks County; First National Bank of Gilmer County; The Peoples Bank of Forsyth County; Pickens County Bank; First National Bank of Paulding County; Citizens Bank, Ball Ground, Georgia; Bank of Villa Rica; The Community Bank of Carrollton; The Commercial Bank, Douglasville, Georgia; Barrow Bank & Trust Company, Winder, Georgia; and Key Bank (through FNB Subsidiary and Key Bancshares). First Bancorp will also own (through FNB Subsidiary) two federal savings banks: New Smyrna Bank and Citrus Bank.

REASONS FOR THE MERGER; RECOMMENDATION OF BOARD OF DIRECTORS

     The Board of Directors of FF Bancorp has approved the Merger Plan and recommends that the shareholders of FF Bancorp vote in favor of its approval.


     In deciding to approve and recommend the Merger Plan, the FF Bancorp Board of Directors considered a number of factors. The material factors considered were that the exchange ratio was fair, that the exchange would be tax-free, that continuing changes in corporate management presented an opportunity for new management to rely on First Bancorp's experienced management, that FF Bancorp had not reached the necessary size and strength to earn, grow, and compete effectively in the future and that the proposed merger would create a company with the necessary size and strength, that the personnel policies of First Bancorp would be beneficial to FF Bancorp's employees, and that the communities served by the FF Banking Subsidiaries would benefit from First Bancorp's philosophy of allowing its subsidiaries to serve their communities in their individual styles. All factors were considered important and no relative or specific weights were assigned to them.


     The Board of Directors of FF Bancorp believes that the proposed exchange ratio of .825 shares of First Bancorp stock for each share of FF Bancorp stock, which was negotiated at arms-length, is fair to the shareholders of FF Bancorp. In assessing the fairness of the exchange ratio, the Board examined the financial condition and historical performance of First Bancorp and FF Bancorp, the historical trading prices of First Bancorp stock (and the historical trading prices for FF Bancorp stock), the dividend payment history of First Bancorp and FF Bancorp, and other information. Based on that information and its analysis, the Board concluded that the value of the exchange of .825 First Bancorp shares for each share of outstanding common stock of FF Bancorp, represented a fair multiple of the book value, market value and earnings per share of FF Bancorp stock. The Board has obtained an independent opinion from PBS concerning the fairness of the exchange ratio. See the subsection entitled "Opinion of Financial Advisor" immediately following this subsection. See "PER SHARE INFORMATION", "MARKET AND STOCK PRICE" and other financial information appearing elsewhere in this Proxy Statement.


     The Board of Directors of FF Bancorp believes that the proposed merger will offer the shareholders of FF Bancorp the opportunity to continue their investment in FF Bancorp through their investment in First Bancorp, while enhancing the geographic diversity of that investment. Shareholders of FF Bancorp currently own an equity interest in a $590 million asset multiple savings and loan and one-bank holding company operating in three Florida counties. Following the proposed merger, the shareholders will own an equity investment in a $2.97 billion asset multiple bank and savings and loan holding company operating 18 commercial banks and two savings and loan associations across North Georgia and Central Florida.


     The proposed Merger Plan allows shareholders of FF Bancorp to exchange their current equity interest for common stock of First Bancorp without recognizing income for federal income tax purposes. Income would be recognized upon a subsequent sale of the First Bancorp stock received if the sales price exceeds the shareholder's tax basis in the stock sold. See "FEDERAL INCOME TAX CONSEQUENCES."

     The Board of Directors viewed favorably the enhanced investment liquidity offered by the proposed Merger Plan. FF Bancorp common stock, like the common stock of First Bancorp, is traded on the NASDAQ/National Market System. Subject to certain restrictions applicable to affiliates, the stock of First

Bancorp after the merger should generally be more marketable, with a wider market, than the stock of FF Bancorp alone. See "MARKET AND STOCK PRICE INFORMATION."


     First Bancorp's business philosophy emphasizes local management of its subsidiary banks under the direction of a board of directors comprised primarily of local citizens. Following the proposed merger the FF Banking Subsidiaries anticipate that no significant changes will be made to the management or board of directors of the FF Banking Subsidiaries (except Frances R. Ford, Chairman of the Board and President of FF Bancorp, has informed First Bancorp that she intends to resign her positions with the FF Banking Subsidiaries after the merger and except Charles H. Byrd, Vice Chairman of the Board and Vice President of FF Bancorp, has informed First Bancorp that he intends to resign from his positions with the FF Banking Subsidiaries after the merger (except he will serve as Chairman of the Board of New Smyrna Bank after the merger)). Banking decisions will continue to be made locally. Centralization of certain non-retail functions and access to greater financial and other resources of the First Bancorp organization should allow the FF Banking Subsidiaries to deliver more efficiently a greater array of banking services than currently offered.


     THE BOARD OF DIRECTORS OF FF BANCORP RECOMMENDS THAT FF BANCORP SHAREHOLDERS VOTE FOR THE MERGER PLAN.

OPINION OF FINANCIAL ADVISOR


     Professional Bank Services, Inc. ("PBS") was engaged by FF Bancorp, to advise its Board of Directors as to the fairness of the consideration, from a financial perspective, to be paid by First Bancorp to FF Bancorp shareholders under the Merger Plan. PBS is a bank consulting firm with offices in Louisville, Nashville, Washington, D.C., and Ocala, Florida. As part of its investment banking business, PBS is regularly engaged in reviewing the fairness of financial institution acquisition transactions from a financial perspective and in the valuation of financial Institutions and other businesses and their securities in connection with mergers, acquisitions, estate settlements, and other transactions. Neither PBS nor any of its affiliates has a material financial interest in FF Bancorp or First Bancorp. PBS was selected to advise the FF Bancorp Board of Directors based upon its familiarity with Florida financial institutions and its knowledge of the banking industry as a whole.


     PBS performed certain analyses described below and discussed the range of values for FF Bancorp resulting from such analyses with the Board of Directors of FF Bancorp in connection with its advice as to the fairness of the consideration to be paid by First Bancorp.


     A preliminary fairness opinion of PBS was delivered to the Board of Directors of FF Bancorp on December 16, 1994, at a regular meeting of the Board of Directors. A copy of the fairness opinion, is attached as Appendix B to this Proxy Statement and should be read in its entirety. PBS was not involved in the negotiation of the Merger Plan, which was executed on November 22, 1994.


     In arriving at its fairness opinion, PBS reviewed certain publicly available business and financial information relating to FF Bancorp and First Bancorp. PBS considered certain financial and stock market data of FF Bancorp and First Bancorp, compared that data with similar data for certain other publicly-held bank holding companies which own Florida financial institutions, and considered the financial terms of certain other comparable Florida thrift transactions that had recently been effected. PBS also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria that it deemed relevant. In connection with its review, PBS did not independently verify the foregoing information and relied on such information as being complete and accurate in all material respects. Financial forecasts prepared by PBS were based on assumptions believed by PBS to be reasonable and to reflect currently available information. PBS did not make an independent evaluation or appraisal of the assets of FF Bancorp or First Bancorp.


     PBS was not requested to, and did not, solicit third party indications of interest in acquiring all or any part of FF Bancorp. PBS reviewed the correspondence and information provided by FF Bancorp as to the 14 financial institutions contacted regarding their interest in a merger or acquisition of FF Bancorp. All the institutions contacted by FF Bancorp are located in Florida, have an extensive market presence in Florida or have publicly expressed an interest in expanding to Florida.

     As part of preparing the fairness opinion, PBS performed a due diligence review of First Bancorp. As part of the due diligence, PBS reviewed minutes of Board of Directors and all Board Committees of First Bancorp for 1992, 1993, and 1994 to date of the fairness opinion; minutes of Board of Directors and all Board Committees of The First National Bank of Gainesville (the "Bank") for 1992, 1993, and 1994 to date of the fairness opinion; reports filed with the Securities and Exchange Commission by First Bancorp on Forms 10-K, 10-Q and 8-K for the year ending December 31, 1992 throughout 1993 and 1994 to date of the fairness opinion; reports of independent auditors for the years ending December 31, 1992 and 1993; management letters from independent auditors for 1992 and 1993 and management's responses thereto; problem loan list for First Bancorp and the Bank as of December 31, 1993 and any subsequent reports; analysis and calculation of the Allowance for Loan and Lease Losses as of December 31, 1992 and 1993 and any subsequent analysis for First Bancorp and the Bank; internal loan review reports issued in 1993 and 1994 to date; internal audit reports issued in 1993 and 1994 to date; and charter and bylaws of First Bancorp and of the Bank.

     PBS also interviewed senior management, external auditors and general counsel of First Bancorp regarding operations, performance and the future prospects of First Bancorp. PBS compared the historical common stock market of financial institutions headquartered in the Southeast Region of the United States to First Bancorp.

     PBS also performed a due diligence review of FF Bancorp. The due diligence included a review of Minutes of the Board of Directors and all Board Committees of FF Bancorp and New Smyrna Bank, reports filed with the Securities and Exchange Commission by FF Bancorp on Forms 10-K, 10-Q and 8-K, reports of independent auditors for the years ending December 31, 1992 and 1993, loan data and 1995 budgets for New Smyrna Bank, Citrus Bank and Key Bank. PBS also interviewed senior management, external auditors and special legal counsel.


     Based on the analyses and studies performed by PBS, certain observations, which are set forth in this paragraph, were noted that influenced the value received in the proposed merger with First Bancorp. The FF Banking Subsidiaries are located considerable distance from each other. It was very difficult to locate a potential merger partner whose geographic needs were met by FF Bancorp. Due to anti-trust and anti-competitive factors, certain affiliates or branches would have to be divested in order to consummate a merger with certain institutions. Some members of management had plans to retire in the near future. Recent expansion activities (the acquisitions of Citrus Bank and Key Bank) present challenges in the future for FF Bancorp. The subsidiaries are run autonomously with no central management information systems. A significant increase in overhead expense can be expected in the future due to centralization of systems and procedures. Intermediate earnings are expected to decline due to increasing market interest rates and a flattening of the yield curve in relation to the matching of interest sensitive assets and liabilities of FF Bancorp. Overhead expense is expected to increase due to management needs and development of controls and systems for the FF Banking Subsidiaries.


     In connection with rendering the fairness opinion and preparing its various written and oral presentations to FF Bancorp's Board of Directors, PBS performed a variety of financial analyses, including those summarized below. The summary set forth below does not purport to be a complete description of the analyses performed by PBS in this regard. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and therefore, such an opinion is not readily susceptible to summary description. Accordingly, notwithstanding the separate factors summarized below, PBS believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors could create an incomplete view of the evaluation process underlying its opinion. In performing its analyses, PBS made numerous assumptions with respect to industry performance, business and economic, conditions and other matters, many of which are beyond FF Bancorp's or First Bancorp's control. The analyses performed by PBS are not necessarily indicative of actual values or future results, which may be significantly more or less favorable then suggested by such analyses. In addition, analyses relating to the values of businesses do not purport to be appraisals or to reflect the process by which businesses actually may be sold.

     PBS performed an acquisition comparison analysis. In performing this analysis, PBS reviewed 32 Florida thrift and thrift holding company acquisition transactions announced since 1990. The purpose of the analysis was to obtain an evaluation range based on these Florida acquisition transactions. Multiples of earnings and book value implied by the comparable transactions were utilized in obtaining a range for the acquisition value of FF Bancorp. In addition to reviewing recent Florida thrift transactions, PBS performed separate comparable analyses for acquisitions of Florida thrifts which, like FF Bancorp, had a return on equity ratio of greater than 12%. The median acquisition values for the 32 Florida thrift acquisitions, expressed as multiples of both book value and earnings were 1.55 and 15.2, respectively. The multiples of book value and earnings for acquisitions of Florida thrifts with return on equity ratios greater than 12% were 1.61 and 13.0, respectively. Based on the market value of First Bancorp common stock of $17.50 as of December 16, 1994, the pro forma market value per share of FF Bancorp common stock is $14.44 or 1.44 times book value and 8.4 times earnings. At the announcement date First Bancorp's common stock price was $20.00 per share which equals $16.50 per FF Bancorp common share. This represents a multiple of book value and a multiple of earnings of
1.65 and 9.6, respectively.

     At the announcement date the proposed value to be received by FF Bancorp was in the 60th percentile for Florida transactions as measured by a multiple of book value and in the 15th percentile as measured by the price earnings ratio. At December 16, 1994 the offer was in the 35th percentile based on multiple of book value and 15th percentile based on a multiple of earnings. Based on Florida transactions with a return on equity greater than 12% at the announcement date, the value per share to be received was in the 64th percentile based on book value and 45th percentile based on earnings and at December 16, 1994 the value was in the 18th percentile based on the multiple of book value and 36th percentile based on a multiple of earnings.

     The return on equity ratio of FF Bancorp was greater than 19% in 1994. An analysis was performed of Southeast thrift organizations which sold since 1990 and compared the multiple of book value and multiple of earnings ratios to the value to be received by FF Bancorp shareholders. The Southeast region included thrifts located in Florida, North Carolina, Georgia, Alabama and Tennessee. The median multiple of book value for this list of comparable institutions was 1.52 and the multiple of earnings was 9.26. The proposed value to be received by the shareholders of FF Bancorp was in the 67th percentile based on book value multiples and the 53rd percentile based on earnings multiples at the announcement date and in the 40th percentile at December 16, 1994 on both a multiple of book and earnings bases.

     PBS also performed a discounted earnings analysis. A dividend discount analysis was performed by PBS pursuant to which a range of stand-alone values of FF Bancorp was determined by adding (i) the present value of estimated future dividend streams that FF Bancorp could generate over a five-year period beginning in 1995 and ending in 1999, and (ii) the present value of the "terminal value" of FF Bancorp's common equity at the end of 1999. The "terminal value" of FF Bancorp's common equity at the end of the five-year period was determined by applying a multiple of 1.52 times the projected terminal year's book value. The 1.52 multiple represents the median price paid as a multiple of book value for all thrifts located in the Southeast with return on equity ratios greater than 15% since 1990. Dividend streams and terminal values were discounted to present values using a discount rate of 14%. This rate reflects assumptions regarding the required rate of return of holders or buyers of FF Bancorp common stock. The value of FF Bancorp, determined by adding the present value of the total cash flows, was $13.39 per FF Bancorp share, which is less than the proposed exchange value as of the announcement date and as of December 16, 1994.

     PBS also performed a pro forma merger analysis. PBS compared the historical performance of FF Bancorp to that of First Bancorp and other regional bank holding companies. This included, among other things, a comparison of profitability, asset quality and capital adequacy measures. In addition, the contribution of both FF Bancorp and First Bancorp to the income statement and balance sheet of the pro forma combined company was analyzed.

     The effect of the merger on the historical and pro forma financial data of First Bancorp, as well as the projected financial data prepared by PBS, was analyzed. First Bancorp's historical financial data was compared to pro forma combined historical and projected earnings and book value per share as well as other measures of profitability, capital adequacy, and credit quality. Pro forma shareholders' equity per share of FF Bancorp will increase approximately 10%. Earnings per share based on trailing four quarter earnings will decrease approximately 12%; however, projected pro forma earnings per share are expected to increase. Pro forma dividends per share will increase approximately 14%.


     The fairness opinion is directed only to the question of whether the consideration to be received by FF Bancorp's shareholders under the Merger Plan is fair and equitable from a financial perspective and does not constitute a recommendation to any FF Bancorp shareholder to vote in favor of the merger. No limitations were imposed on PBS regarding the scope of its investigation or otherwise by FF Bancorp or any of its affiliates.


     Based on the results of the various analyses described above, PBS concluded that the consideration to be paid by First Bancorp to FF Bancorp shareholders under the Merger Plan is fair and equitable from a financial perspective as of December 16, 1994. PBS will also provide the FF Bancorp Board of Directors an updated opinion as to the fairness of the consideration to be paid by First Bancorp as of a date not more than 20 days nor less than 10 days from the date of the merger. It is a condition of the merger that PBS opine that the consideration to be paid is still fair as of the date of the updated opinion.


     PBS will receive a fee not to exceed $40,000 from FF Bancorp for all of its services performed in connection with the merger, including rendering the fairness opinion. In addition, FF Bancorp has agreed to indemnify PBS and its directors, officers and employees, from liability in connection with the merger, and to hold PBS harmless from any losses, actions, claims, damages, expenses or liabilities related to any of PBS' acts or decisions made in good faith and in the best interest of FF Bancorp.

CONVERSION OF FF BANCORP STOCK

     Upon consummation of the merger, each of the outstanding shares of common stock of FF Bancorp will be converted into .825 shares of fully paid and non-assessable common stock of First Bancorp. Please refer to the preceding section entitled "Reasons for the Merger" for a discussion of how stock values and prices were arrived at for FF Bancorp and First Bancorp stock. Of course, First Bancorp and FF Bancorp share prices are subject to market fluctuations. See "MARKET AND STOCK PRICE INFORMATION".

     Owners of five percent or more of FF Bancorp common stock and the FF Bancorp directors and officers who are shareholders of FF Bancorp will receive First Bancorp common stock on the same basis as other shareholders of FF Bancorp. Assuming consummation of the merger and receipt by FF Bancorp shareholders of .825 First Bancorp shares for each share of FF Bancorp stock, FF Bancorp shareholders would receive a maximum of 3,885,050 First Bancorp shares, which would be approximately 19.1% of the shares of First Bancorp common stock outstanding immediately after consummation of the Merger Plan. See "Description of the Merger."

     IF THE MERGER PLAN IS APPROVED, EACH SHARE OF FF BANCORP COMMON STOCK WILL BE CONVERTED INTO .825 SHARES OF FIRST BANCORP COMMON STOCK AS A RESULT OF THE MERGER.

FRACTIONAL SHARES

     No fractional shares will be issued. Any shareholder who would be entitled to a fraction of a First Bancorp share will receive a cash payment in lieu of such fractional share in an amount determined by multiplying the fraction of a share he would otherwise be entitled to receive by $20.50.

CLOSING DATE OF THE MERGER

     The "Closing Date" of the merger will be the date that the appropriate documents to consummate the merger ("Closing Documents") are delivered or filed as required by law or on such later date as the Closing

Documents may specify. The Closing Documents will be delivered or filed on a date that is selected by First Bancorp that is not later than the end of the month during which the later of the following occurs: (i) the expiration date of any applicable waiting period in connection with approvals of governmental authorities and (ii) the receipt of all other required approvals, or on such later date as may be agreed upon by the parties. Under the Merger Plan the Closing Date shall not be later than August 31, 1995. The parties may, however, further extend the Closing Date by mutual consent. The Closing Date will be the effective date of the merger.

MANNER OF SURRENDERING FF BANCORP STOCK

     After the effective date of the merger, each holder of a certificate or certificates representing shares of common stock of FF Bancorp will surrender such certificates to First Bancorp, and will receive in exchange a certificate representing the number of shares of First Bancorp stock into which such FF Bancorp shares have been converted at the conversion ratio set forth in this Proxy Statement and in the Merger Plan and a First Bancorp check in payment for any fractional share of First Bancorp stock. After the effective date, until surrendered, each FF Bancorp certificate shall be deemed for all corporate purposes to evidence the number of whole shares of First Bancorp common stock into which the FF Bancorp stock represented by such certificate shall have been converted, and such certificates, as between the holders and First Bancorp shall evidence the holder's right to receive First Bancorp stock certificates in accordance with the Merger Plan.

     PLEASE NOTE, HOWEVER, THAT FIRST BANCORP STOCK CERTIFICATES WILL NOT BE DISTRIBUTED TO FF BANCORP SHAREHOLDERS UNTIL THEIR FF BANCORP CERTIFICATES HAVE BEEN SURRENDERED TO FIRST BANCORP, AND DIVIDENDS OR OTHER DISTRIBUTIONS PAYABLE TO FF BANCORP SHAREHOLDERS IN RESPECT OF FIRST BANCORP STOCK INTO WHICH FF BANCORP STOCK HAS BEEN CONVERTED UNDER THE MERGER PLAN WILL BE RETAINED, WITHOUT INTEREST, FOR THE ACCOUNT OF SUCH SHAREHOLDERS AND WILL NOT BE PAID UNTIL THEIR FF BANCORP CERTIFICATES HAVE BEEN SURRENDERED IN EXCHANGE FOR FIRST BANCORP CERTIFICATES. NO INTEREST WILL BE PAYABLE ON CASH PAYMENTS TO WHICH FF BANCORP SHAREHOLDERS MAY BE ENTITLED, EITHER BEFORE OR AFTER THE EFFECTIVE DATE UNLESS SUCH CASH PAYMENTS ARE WITHHELD DUE TO THE NEGLIGENCE OR BAD FAITH OF FIRST BANCORP.

ISSUANCE OF FIRST BANCORP SHARES

     Subject to the terms and conditions of the Merger Plan, First Bancorp will issue to each FF Bancorp shareholder after the effective date of the merger, upon surrender of his FF Bancorp stock certificates to First Bancorp accompanied by properly completed and signed endorsements and transmittal instructions, certificates representing shares of First Bancorp stock in accordance with the Merger Plan.

SOURCE OF FUNDS

     Consummation of the transaction will be almost entirely a stock for stock exchange with the only cash payments required being those for fractional shares. First Bancorp will pay these amounts from internal funds. FF Bancorp currently does not have any long-term debt outstanding, and therefore no long-term debt of FF Bancorp will be assumed or paid off by First Bancorp or FNB Subsidiary in the merger.

SHAREHOLDER APPROVAL

     Consummation of the Merger Plan requires the affirmative vote of the holders of at least a majority of the outstanding shares of common stock of FF Bancorp. Approval of the shareholders of First Bancorp is not required.

CONDITIONS OF CERTAIN OBLIGATIONS OF FF BANCORP

     Under the Merger Plan, the obligation of FF Bancorp to consummate and effect the merger contemplated by the Merger Plan is subject to the satisfaction of certain conditions, including the following:

          (a) There shall have been issued an opinion of Stewart, Melvin & Frost, counsel to First Bancorp, in form and substance reasonably satisfactory to FF Bancorp, to the effect that, under applicable provisions of the Internal Revenue Code of 1986, as amended, no gain or loss will be recognized for federal income tax purposes by FF Bancorp, First Bancorp or the shareholders of FF Bancorp to the extent that they receive only stock of First Bancorp in connection with the proposed merger. The opinion will not state that cash received in exchange for fractional shares will be nontaxable.

          (b) As of the date of the merger, there shall have occurred no material adverse change in the financial condition or results of operations of First Bancorp from that represented in the consolidated unaudited financial statements of First Bancorp as of September 30, 1994, which were provided to FF Bancorp prior to execution of the Merger Plan, and there shall not have occurred any loss or damage to any of First Bancorp's properties or assets which would materially impair its ability to conduct its business after the merger as it is now being conducted.

          (c) The representations of First Bancorp contained in the Merger Plan shall be true in all material respects as of the date of the merger.

          (d) A preliminary fairness opinion shall have been received by FF Bancorp from Professional Bank Services, Inc. ("PBS") prior to the distribution of this Proxy Statement to FF Bancorp shareholders, to the effect that the consideration to be received by FF Bancorp shareholders pursuant to paragraph II of the Merger Plan is fair to the shareholders from a financial point of view and such opinion shall not have been withdrawn or materially modified prior to the vote of the shareholders. In addition, FF Bancorp shall have received a confirmation of the fairness opinion from PBS, dated not more than 20 days nor less than 10 days from the date of the merger, that the consideration to be received by FF Bancorp shareholders is still fair to the shareholders as of the date of the confirmation.

CONDITIONS OF CERTAIN OBLIGATIONS OF FIRST BANCORP

     Under the Merger Plan, the obligations of First Bancorp and FNB Subsidiary to consummate and effect the merger contemplated by the Merger Plan are subject to the satisfaction of certain conditions, including the following:

          (a) The representations of FF Bancorp contained in the Merger Plan shall be true in all material respects as of the date thereof and as of the time of the merger.

          (b) FF Bancorp shall have performed all agreements and covenants required by the Merger Plan to be performed by it at or prior to the merger.

          (c) As of the proposed date of the merger, there shall have occurred no material adverse change in the financial condition or results of operations of FF Bancorp and the Florida Subsidiaries, taken as a whole, from that presented in the unaudited financial statements of FF Bancorp and the Florida Subsidiaries as of September 30, 1994, which were provided to First Bancorp prior to execution of the Merger Plan, and there shall not have occurred any loss or damage to any of their properties or assets, taken as a whole, which would materially adversely affect their financial condition, taken as a whole, or impair their ability to conduct their businesses, taken as a whole, after the merger as now being conducted.

          (d) First Bancorp shall have received an opinion of KPMG Peat Marwick LLP in form and substance reasonably satisfactory to the Board of Directors of First Bancorp to the effect that the transactions contemplated by the Merger Plan may be accounted for by First Bancorp using the "pooling of interests" method of accounting.

CONDITIONS OF CERTAIN OBLIGATIONS OF BOTH FIRST BANCORP AND FF BANCORP

     Under the Merger Plan, the obligations of First Bancorp, FNB Subsidiary and FF Bancorp to consummate the merger contemplated by the Merger Plan are, at the option of either of them, subject to the following conditions having been satisfied:

          (a) The holders of at least a majority of the shares of issued and outstanding stock of FF Bancorp shall have voted in favor of the merger at the special meeting of the shareholders duly called and held with respect thereto pursuant to proper notice of such meeting accompanied by a proper proxy statement.

          (b) Any and all orders, permits, approvals, licenses or qualifications from authorities administering federal laws or laws of any state or other political subdivision having jurisdiction required for the consummation of the transaction contemplated by the Merger Plan shall have been obtained. The Merger Plan and the sale or exchange of the shares therein contemplated must be in compliance with regulations and directives of all governmental agencies having jurisdiction.

          (c) At the time of mailing the Proxy Statements to shareholders of FF Bancorp and thereafter through the closing date, the First Bancorp stock to be received by FF Bancorp shareholders upon the conversion of their stock shall be the subject of an effective registration statement under the Federal Securities Act of 1933 and shall be duly registered or qualified under the securities laws of all states in which registration or qualification is required, or must be exempt therefrom.

INTERESTS OF CERTAIN PERSONS IN THE MERGER


     There are currently outstanding employment agreements, dated July 9, 1992, between New Smyrna Bank and Frances R. Ford, Chairman, President and C.E.O. of FF Bancorp and Chairman and C.E.O. of New Smyrna Bank, and Charles H. Byrd, Vice Chairman of FF Bancorp and President of New Smyrna Bank, respectively. The employment agreements were initially for a three year term with a provision for renewal for successive one-year terms at each anniversary date of the commencement of the respective employment agreements. The employment agreements provide for termination payments to become payable upon the occurrence of certain events, including a change of control of FF Bancorp as a result of a merger, coupled with the occurrence of a change in the employment terms for the particular officer. First Bancorp has, under the merger agreement, specifically acknowledged and agreed that the termination payment provisions of the respective employment agreements for Frances R. Ford and Charles H. Byrd will be triggered upon consummation of the merger due to the change of control and the simultaneous changes which First Bancorp will require to be made in the employment terms for these officers under the agreements. Mrs. Ford will be resigning from her positions as Chairman and C.E.O. of New Smyrna Bank and will no longer be actively engaged in the management of New Smyrna Bank. In the case of Mr. Byrd, his duties and terms of employment will change upon consummation of the merger. Mr. Byrd will remain with New Smyrna Bank, but with reduced duties and responsibilities. He will be Chairman of the Board, but will no longer be an officer of the bank. The amounts which the respective employment agreements require to be paid to Mrs. Ford and Mr. Byrd following consummation of the merger are determined by a formula contained in the agreements. New Smyrna Bank is required to pay an amount equal to the aggregate present value of the product of (i) the average aggregate annual compensation paid and includable in Mrs. Ford's or Mr. Byrd's respective gross income for federal income tax purposes during the five calendar years preceding the taxable year in which the date of termination occurs, multiplied by (ii) 2.99, with each such payment to be made in lump sum. The payments which Mrs. Ford and Mr. Byrd will be entitled to receive under their respective employment agreements following consummation of the merger are estimated to be $520,000 and $382,000, respectively.


     Tildon W. Smith, Executive Vice President of FF Bancorp, holds options to purchase 56,063 common stock shares of FF Bancorp. Stock options for 18,688 shares are currently exercisable. The remaining stock options become exercisable on a cumulative basis over two years, except that the options become exercisable immediately in the event of a change of control of FF Bancorp. Under the terms of the Merger Plan, if the merger is consummated, the 56,063 FF Bancorp options will be converted, by application of the .825 exchange ratio, into options to purchase 46,252 shares of First Bancorp common stock; 40,837 shares of which may be purchased at a price of $4.59 per share and 5,415 shares of which may be purchased at a price of $5.83 per share. Based on the "high" sales price of $20.25 for First Bancorp stock on April 10, 1995, said options to purchase 46,252 shares of First Bancorp stock would have an aggregate value of approximately $718,000 to Mr. Smith.



     Upon consummation of the merger, Mr. Smith will serve as a director and as Vice President and Assistant Secretary of FNB Subsidiary, and Mr. Byrd will serve as a director of FNB Subsidiary.



     In January and March, 1995, for personal financial reasons Mrs. Ford sold an aggregate of 40,000 shares of her FF Bancorp common stock to the Vice Chairman of the Board of Key Bank through a broker.


ACCOUNTING TREATMENT

     First Bancorp will account for the merger as a pooling-of-interests transaction in accordance with generally accepted accounting principles, which, among other things, requires that the number of shares of FF Bancorp stock acquired for cash in lieu of fractional shares, or otherwise, not exceed 10% of the outstanding shares of FF Bancorp stock. Under this accounting treatment, assets and liabilities of FF Bancorp would be added to those of First Bancorp at their recorded book values, and the shareholders' equity of the two companies would be combined in First Bancorp's consolidated balance sheet. Financial statements of First Bancorp issued after consummation of the merger will be restated to reflect the consolidated operations of First Bancorp and FF Bancorp as if the merger had taken place prior to the periods covered by the financial statements.

                        EFFECT OF MERGER ON SHAREHOLDERS

     If the proposed merger is consummated, the holders of the common stock of FF Bancorp will receive common stock of First Bancorp, in exchange for their FF Bancorp shares. The rights of holders of common stock of First Bancorp are governed by the provisions of the Georgia Business Corporation Code and federal and state laws regulating bank holding companies.

     Upon conversion of a shareholder's FF Bancorp stock into First Bancorp stock, the shareholder's percentage of equity ownership in First Bancorp will be substantially less than his or her present percentage of equity ownership in FF Bancorp. Shareholders will receive dividend distributions in the form of cash, stock or other property on each share of FF Bancorp stock converted into shares of First Bancorp stock if, when and in the form that such dividends are declared by the Board of Directors of First Bancorp.

     After the merger, the former shareholders of FF Bancorp will have no continuing interest in the assets or business of FF Bancorp and the Florida Subsidiaries except as shareholders of First Bancorp.

PREEMPTIVE RIGHTS

  First Bancorp Common Stock

     Shareholders of First Bancorp do not have the preemptive right to subscribe for additional shares in proportion to the number of shares of capital stock owned at the time any increase in outstanding stock is authorized. Consequently, an offering of First Bancorp stock, after the merger, could result in an existing shareholder's percentage of ownership being reduced by an increase in the number of outstanding shares. In addition, shares of First Bancorp can be issued by authorization of the Board of Directors of First Bancorp without any approval of the shareholders, except in certain instances prescribed by the Georgia Business Corporation Code.

  FF Bancorp Common Stock

     Like First Bancorp shareholders, shareholders of FF Bancorp do not have the preemptive right to subscribe for additional shares at the time any increase in outstanding stock is authorized. Shares of FF Bancorp can be issued by authorization of the Board of Directors of FF Bancorp without any approval of the shareholders, except in certain instances prescribed by the Florida Business Corporation Act.

CUMULATIVE VOTING RIGHTS

  First Bancorp Common Stock

     The shareholders of First Bancorp have cumulative voting rights in the election of directors, that is, the right to vote the number of shares owned by them for as many persons as there are directors to be elected, or to accumulate such shares and give one candidate as many votes as the number of directors to be elected multiplied by the number of their shares shall equal, or to distribute them on the same principle among as many candidates as they shall desire. The purpose of cumulative voting is to allow minority shareholders a better chance to elect representation on the Board of Directors which is closer in proportion to their stock ownership. The voting upon other transactions by the shareholders of First Bancorp is on the basis of one vote for each share without any cumulative voting rights.

  FF Bancorp Common Stock

     Shareholders of FF Bancorp have no cumulative voting rights in the election of directors; for all purposes each holder of record of shares of common stock of FF Bancorp is entitled to one vote for each share of common stock outstanding in his name on the books of the corporation.

LIMITATIONS OF LIABILITY AND INDEMNIFICATION OF DIRECTORS, OFFICERS AND
EMPLOYEES

  First Bancorp

     The bylaws of First Bancorp provide for the indemnification of directors and officers of the corporation. The provisions allow indemnification of such persons for reasonable expenses and damages incurred in connection with any action, suit or proceeding, civil or criminal, to which they shall be made a party by reason of their being or having been a director, officer or employee. However, no person shall be indemnified or reimbursed in relation to any matter in such action, suit or proceeding as to which he shall be finally adjudged to have been guilty of or liable for gross negligence, willful misconduct, or criminal acts. These indemnification provisions are in addition to indemnification otherwise provided under the Georgia Business Corporation Code (O.C.G.A. Section 14-2-851), which is hereinafter described.

     First Bancorp's bylaws also provide for the purchase of insurance for the purpose of such indemnification. First Bancorp currently provides this insurance coverage under a directors and officers reimbursement policy with a $12,000,000 aggregate coverage limit.

     The Georgia Business Corporation Code (O.C.G.A. Section 14-2-851), provides that an officer or director may be indemnified (1) in the case of actions by third persons, if he acted in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in regard to criminal actions, he had no reasonable cause to believe that his conduct was unlawful and
(2) in the case of actions by or on behalf of the corporation, if he acted in good faith and in a manner he reasonably believed to be in the best interests of the corporation unless he has been adjudged liable for negligence or misconduct in the performance of his duty to the corporation and the court in which such action is brought has not determined that he should, nevertheless, be indemnified.

     In addition to the above-described indemnification provisions, the articles of incorporation of First Bancorp have provisions limiting the liability of directors. As permitted by Georgia law, the articles of incorporation of First Bancorp were amended in 1990 to limit the standards of conduct required of directors by providing that no director shall be personally liable to the corporation or its shareholders for monetary damages for breach of duty of care or other duty as a director; provided, however, that this provision does not eliminate or limit the liability of a director:

          (a) For any appropriation, in violation of his duties, of any business opportunity of the corporation;

          (b) For acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

          (c) For the types of liabilities set forth in Official Code of Georgia Annotated Section 14-2-832 (relating primarily to improper dividends or other distributions by the corporation);

          (d) For any transaction from which the director derives an improper personal benefit; or

          (e) For any liability or expenses related to any action or omission by a director occurring prior to the adoption of the amendment.

     Further, the right of First Bancorp or its shareholders to seek injunctive or other equitable relief not involving monetary damages is not limited by the above provisions.

  FF Bancorp

     The articles of incorporation of FF Bancorp provide for indemnification of directors and officers of the corporation. The articles provide that each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative ("proceeding"), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer of FF Bancorp or is or was serving at the request of FF Bancorp as a director, officer, employee or agent of another corporation, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by FF Bancorp to the fullest extent authorized by the Florida Business Corporation Act as the same exists or may be amended against all expenses, liability and loss (including attorney's fees, judgements, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that FF Bancorp shall indemnify any such person seeking indemnity in connection with an action, suit or proceeding (or part thereof) was authorized by the Board of Directors of FF Bancorp. The Florida Business Corporation Act authorizes indemnification in such circumstances if such person acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interest of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Such right shall be a contract right and shall include the right to be paid by FF Bancorp expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of such proceeding, shall be made only upon delivery to FF Bancorp of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it should be determined ultimately that such director or officer is not entitled to be indemnified.

     In addition, the articles of incorporation of FF Bancorp provide that the rights conferred on any person by the articles shall not be inclusive of any other right which such person may have or hereafter acquire under any statute, other provision of the articles of incorporation, bylaws of FF Bancorp, agreement, vote of stockholders or disinterested directors or otherwise.

     Also, the articles provide that FF Bancorp may maintain insurance, at its expense, to protect itself and any such director, officer, employee or agent of FF Bancorp or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not FF Bancorp would have the power to indemnify such person against such expense, liability or loss under the Florida Business Corporation Act. FF Bancorp presently provides this insurance coverage under a directors and officers liability insurance policy with a $3,000,000 aggregate coverage limit.

     In addition, the articles provide that a director of FF Bancorp shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Florida Business Corporation Act, or (iv) for any transaction from which the director derived an improper personal benefit. The articles further provide that if the Florida Business Corporation Act is amended after approval by the stockholders of an article to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the Florida Business Corporation Act, as so amended.

DIVIDEND RESTRICTIONS

  First Bancorp

     Under the Georgia Business Corporation Code, dividends may be declared and distributed by First Bancorp as long as:

          (a) such distribution would not render First Bancorp unable to pay its debts as they become due in the usual course of business; or

          (b) such distribution would not cause First Bancorp's total assets to be less than the sum of its total liabilities plus the amount that would be needed, if First Bancorp were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution (no preferential rights presently exist).


     The source for payment of dividends by First Bancorp generally is dividends to First Bancorp from its bank subsidiaries. Dividends to First Bancorp from its bank subsidiaries are subject to applicable banking law dividend restrictions, which in the case of its national bank subsidiaries, would include those restrictions applicable to national banks. The Board of Directors of First Bancorp makes the decision whether to issue dividends to its shareholders (including those shareholders receiving First Bancorp stock pursuant to the Merger Plan) based upon the earnings of all of its subsidiaries and based upon the need to retain earnings at the holding company level. The amount of cash dividends available from the bank subsidiaries for payment in 1995 without prior approval of bank regulators is approximately $31,870,000, plus 1995 net earnings of the six subsidiary national banks.


  FF Bancorp


     The primary source of payment of dividends by FF Bancorp is dividends from the FF Subsidiaries, which are restricted by statute and regulation. See Note 14 of the consolidated financial statements of FF Bancorp on page F-27 of this Proxy Statement. However, assuming the proposed Merger Plan is approved, the merger would affect dividend payments of each of the FF Subsidiaries in that allowable dividends declared by each such board from time to time would be paid to FF Bancorp, which would pay allowable dividends to First Bancorp.


     FF Bancorp is a legal business entity separate and distinct from its subsidiary Key Bancshares and the other FF Subsidiaries. The dividend restrictions applicable to FF Bancorp under the Florida Business Corporation Act are the same as those set forth above for First Bancorp under Georgia law.

     As stated above, the principal source of cash flow of FF Bancorp, including cash flow to pay dividends on FF Bancorp Common Stock, is dividends from the FF Subsidiaries. There are statutory and regulatory limitations on the payment of dividends by both the savings banks and the commercial bank. In general, the ability of New Smyrna Bank and Citrus Bank to pay a dividend to FF Bancorp is governed by the capital distribution regulations of the office of Thrift Supervision ("OTS"), and the ability of Key Bank to pay a dividend is governed by the Florida Statutes, Chapter 658. In addition, the payment of dividends by these banks is restricted by the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA").

     The OTS capital distribution regulations impose limitations upon all capital distributions by savings institutions, such as cash dividends, payments to repurchase or otherwise acquire its shares, payments to shareholders of another institution in a cash-out merger and other distributions charged against capital. The rule establishes three tiers of institutions based primarily on an institution's capital level. An institution which exceeds all capital requirements before and after the proposed capital distribution ("Tier 1 Association") and which has not been advised by OTS that it is in need of more than normal supervision could, after notice to OTS, but without the approval of OTS, make capital distributions during a calendar year equal to the greater of:
(i) 100% of its net income to date during the calendar year, plus the amount that would reduce by one-half its "surplus capital ratio" (the excess capital over its capital requirements at the beginning of the calendar year), or (ii) 75% of the savings institution's net income for the previous four quarters. Any additional capital distributions require prior regulatory approval. As of December 31, 1994, FF Bancorp's thrift subsidiaries were both Tier 1 Associations. OTS can prohibit capital distribution by a savings institution, which would otherwise be permitted by regulation, if OTS determines that such distribution would constitute an unsafe or unsound practice. In addition, the thrift subsidiaries would be prohibited from making a capital distribution under FDICIA if, after the distribution, the thrift subsidiaries would have: (i) a total risk-based capital ratio of less than 8%; (ii) a Tier 1 risk-based capital ratio of less than 4%; or (iii) a leverage ratio of less than 4% (3% if the thrift subsidiaries were assigned CAMEL 1 Ratings).


     A Florida chartered commercial bank may not pay cash dividends that would cause its capital to fall below the minimum amount required by federal or Florida law. Otherwise, a commercial bank may pay a dividend out of the total current net profits plus retained net profits of the preceding two years to the extent it deems expedient, except as described below. First, 20% of the net profits in the preceding two year period may not be paid in dividends but must be retained to increase capital surplus until such surplus equals the amount of common and preferred stock issued and outstanding. In addition, no bank may pay a dividend at any time when the net earnings in the current year when combined with retained net earnings from the preceding two years produces a loss. The ability of Key Bank to pay dividends also depends in part on the FDICIA capital requirements in effect at such time and the ability of Key Bank to comply with such requirements.


     The amount of cash dividends and capital available for distribution from FF Subsidiaries for payment in 1995 is approximately $17,000,000.


SHAREHOLDER VOTING RIGHTS

  First Bancorp

     A majority vote of the shareholders is required under the Georgia Business Corporation Code for the approval of certain mergers and consolidations, for the sale, exchange or lease of substantially all the assets, or for the dissolution of First Bancorp. A majority vote of the shareholders is also required to increase the amount of authorized capital stock of First Bancorp. However, First Bancorp may enter into merger transactions without shareholder approval pursuant to Section 14-2-1103 of the Georgia Business Corporation Code if (i) First Bancorp is the surviving corporation, (ii) the merger will not effect any change in or amendment to its articles of incorporation, (iii) each share of First Bancorp outstanding immediately prior to the effectiveness of the merger is to remain outstanding and unchanged after the merger, and (iv) either no new shares of First Bancorp are to be issued or any new shares of First Bancorp to be issued under the plan of merger may be issued by the Board of Directors without further authorization by the shareholders of First Bancorp.

     Shares of First Bancorp stock may be issued by authorization of the Board of Directors of First Bancorp without any approval of the shareholders, except in certain instances prescribed by the Georgia Business Corporation Code. Therefore, in most cases the Board of Directors will be able to issue shares of First Bancorp stock for any lawful corporate purpose without the approval of the shareholders, and the shareholders will not have any preemptive right to acquire such shares in proportion to their ownership interest in First Bancorp.

     As stated above, shareholders of First Bancorp have cumulative voting rights in the election of directors; otherwise each share is entitled to one vote on all corporate matters.

  FF Bancorp

     Unlike First Bancorp, a 60% vote of the outstanding shares of common stock is required under FF Bancorp's Articles of Incorporation for the sale, exchange or lease of substantially all the assets in certain situations, for certain mergers and consolidations, or for a voluntary dissolution of FF Bancorp in certain situations. However, if any such proposed action has the prior approval of a majority of the Board of Directors, only a majority vote of the outstanding shares of common stock is required. Reference should be made to the section entitled "DESCRIPTION OF STOCK -- FF Bancorp" in this Proxy Statement for a complete description of voting approval requirements. Under Florida law and the Articles of Incorporation of FF Bancorp, only a majority vote of the outstanding shares of common stock is required for approval of the proposed merger.

     Like First Bancorp, shares of FF Bancorp stock may be issued by authorization of the Board of Directors of FF Bancorp without any approval of its shareholders, except in certain instances prescribed by the Florida Business Corporation Act.

     Amendments to FF Bancorp Articles must be approved by a majority vote of its Board of Directors and also by a majority of the outstanding shares of its voting stock, provided, however, that an affirmative vote of at least 60% of the outstanding voting stock entitled to vote (after giving effect to the provision limiting voting rights) is required to amend or repeal certain provisions of FF Bancorp Articles, including the provisions relating to approval of certain business combinations, calling special meetings, the number and classification of directors, director and officer indemnification by FF Bancorp and amendment of FF Bancorp Bylaws and FF Bancorp Articles.

     Unlike First Bancorp, FF Bancorp shareholders do not have cumulative voting rights in the election of directors. Each share of FF Bancorp common stock is entitled to one vote on all corporate matters requiring shareholder vote.

RIGHT OF FIRST BANCORP AND FF BANCORP TO ACQUIRE THEIR OWN SHARES

     Under the Georgia Business Corporation Code, First Bancorp has the right to acquire its own shares by gift, bequest, merger, consolidation, or exchange of its shares, and by purchase if purchased out of unreserved and unrestricted earned surplus available therefor.

     Like First Bancorp, FF Bancorp has the right to acquire its own shares under the Florida Business Corporation Act.

RIGHTS OF DISSENT AND APPRAISAL

     Under the Georgia Business Corporation Code, the shareholders of First Bancorp have the right to dissent from certain (but not all) mergers or consolidations to which First Bancorp is a party, any sale or other disposition of all or substantially all of the property and assets of First Bancorp, any amendment of the Articles of Incorporation which would generally adversely affect a shareholder regarding his voting rights, dividend rights and rights upon redemption or liquidation, and any amendment of the Articles of Incorporation which would result in the payment of cash for a shareholder's shares, such as a redemption of a class of stock. There is no right of dissent with respect to a plan of merger or share exchange or a proposed sale or exchange of property if the shares entitled to be voted with respect to any such proposed action are either registered on a national securities exchange or held of record by not fewer than 2,000 shareholders. The right of dissent of a shareholder of First Bancorp who votes against any of the above actions and otherwise complies with applicable legal requirements entitles him to be paid the fair value of his shares in cash. First Bancorp is required to make an offer to the dissenting shareholder of what the corporation believes is the fair value of his shares. If agreement cannot be reached as to the price to be paid, then First Bancorp is required to petition the Superior Court of the county where First Bancorp is located for a determination of the fair value of the shares. The determination by the Superior Court is final.

     Under the Florida Business Corporation Act, FF Bancorp shareholders have substantially the same right to dissent from corporate actions as set forth above. However, under Florida law there is also no right to dissent with respect to a plan of merger or share exchange if the shares entitled to be voted with respect to any such proposed action are designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. Consequently, FF Bancorp shareholders do not have the right to dissent and be paid cash for the fair value of their shares with respect to the proposed merger with First Bancorp.

     Certain merger transactions, such as that contemplated by the Merger Plan, do not require the consent of shareholders of First Bancorp and do not trigger dissenters rights of First Bancorp shareholders.

STATE TAXATION OF SHARES OF STOCK

     Shares of common stock of FF Bancorp are generally subject to personal property taxes in Florida; shares of common stock of First Bancorp will generally be subject to such taxes in Florida on the same basis. Shares of common stock of First Bancorp, being stock of a corporation organized under Georgia law, are generally exempt from personal property taxes in Georgia. Under the laws of other jurisdictions, the shares of common stock of FF Bancorp and/or First Bancorp may also be subject to personal property taxes. In connection with voting on the proposed Merger Plan, FF Bancorp shareholders should determine whether taxation of their stock ownership under local law or state law as applicable to them will change.

AUTHORIZED CAPITAL STOCK


     The authorized capital stock of First Bancorp consists of 30,000,000 shares of common stock, $1.00 par value per share, of which 16,540,495 shares were issued and outstanding as of December 31, 1994. The authorized capital stock of FF Bancorp consists of 5,000,000 shares of authorized common stock, $.01 par value per share, with 4,680,897 shares issued and outstanding as of December 31, 1994 and 2,500,000 shares of authorized preferred stock, $.01 par value per share, with no preferred shares outstanding. As of such date, FF Bancorp also had outstanding employee stock options to purchase 84,318.5 shares, 28,254.8 of which are not exercisable after consummation of the proposed merger.


CERTAIN RESTRICTIONS ON TRANSFER

  First Bancorp

     The First Bancorp stock which is being offered to FF Bancorp shareholders pursuant to the Merger Plan is being registered pursuant to the Federal Securities Act of 1933, subject to Securities and Exchange Commission Rule 145 (Reg. Section 230.145). Subparagraphs (c) and (d) of Rule 145 provide limitations on the ability of certain persons to re-offer or re-sell shares acquired in a business combination transaction unless those securities are subsequently registered under the Securities Act of 1933 or an exemption from registration is available for the proposed offer and sale. Under Rule 145(c) any person who is an "affiliate" of FF Bancorp at the time the Merger Plan is submitted to the shareholders who offers the securities of First Bancorp which are acquired pursuant to the Merger Plan will be deemed to be an underwriter within the meaning of Section 2(11) of the Securities Act of 1933 and, therefore, subject to the registration provisions of the 1933 Act. However, notwithstanding the provisions of Rule 145(c), Rule 145(d) provides that such person shall not be deemed to be an underwriter if (1) the securities are sold by such person in accordance with the provisions of paragraphs (c), (e), (f) and
(g) of Rule 144; or (2) such person is not an affiliate of the issuer of the securities (First Bancorp), has been the beneficial owner of the securities for at least two (2) years and meets the requirements of paragraph (c) of Rule 144; or (3) such person has not been an affiliate of the issuer of the securities for at least three (3) months and has been the beneficial owner of the securities for at least three (3) years. Beneficial ownership of the First Bancorp stock will be deemed to commence upon acquisition of the shares pursuant to the Merger Plan (not at the time of acquisition of the FF Bancorp stock) and is subject to certain tolling provisions.

     Apart from Rule 145, Rule 144 more generally provides that shares held by "affiliates" of an issuer (First Bancorp) will be subject to resale restrictions as provided in Rule 144.

     An "affiliate" of a corporation is a person that directly or indirectly controls or is controlled by or is under common control with the corporation. The term "control" does not require majority voting control of common stock but rather means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contracts or otherwise. Subject to the above guidelines, the determination of who is an "affiliate" is inherently a factual question determined on a case-by-case basis. Any shareholder holding a significant block of shares, any director of a company or its subsidiaries or any officer engaged in significant policy-making functions may be deemed an affiliate under these rules and should seek the advice of counsel on this issue prior to engaging in a transaction potentially subject to these rules.

     Paragraphs (c), (e), (f) and (g) of Rule 144 provide the following conditions to the ability of an affiliate to resell his shares:

          (1) Rule 144(c) requires that there shall be available adequate current public information with respect to First Bancorp (First Bancorp has agreed in the Merger Plan that this requirement will be met);

          (2) The amount of the securities sold within any three (3) month period may not exceed the greater of (i) one percent (1%) of the shares of Bancorp outstanding or (ii) the average weekly reported volume of trading in such securities on all national exchanges and/or reported through the automated quotation system of a registered securities association during the four (4) calendar weeks preceding the filing of the notice required by Rule 144 to be filed or, if no such notice is required, the date of the order to execute the transaction by the broker or market maker; and

          (3) The securities must be sold in "brokers' transactions" within the meaning of Section 4(4) of the Securities Act of 1933, or in transactions directly with the "market maker" as that term is defined in Section 3(a)(38) of the Securities Exchange Act of 1934, and the person selling the securities must not solicit or arrange for the solicitation of orders to buy the securities or make any payment in connection with the offer or sale of the securities to any person other than the broker who executes the order to sell the securities.

     As a result of the merger, there will be two individual FF Bancorp shareholders who will receive more than 1% of the outstanding shares of First Bancorp common stock following the proposed merger, and there will be two institutional investors in FF Bancorp who will receive more than 1% of the outstanding shares of First Bancorp common stock following the proposed merger.

RESTRICTIONS ON STOCK OF BOTH COMPANIES

     The Securities and Exchange Commission has stated that risk sharing is an essential element in meeting the criteria for pooling of interests accounting treatment, which is the treatment to be applied to the merger contemplated by the Merger Plan. Generally, the Commission has stated that it will consider that the risk sharing will have occurred if no "affiliate" of either company in a business combination sells or in any other way reduces his risk relative to any shares of common stock beginning thirty (30) days prior to the date of consummation of the Merger Plan through such time as financial results covering at least thirty (30) days of post-merger combined operations have been published. Thus, no affiliate of First Bancorp or FF Bancorp will be able to sell, transfer or dispose of First Bancorp shares or FF Bancorp shares during the period generally beginning thirty (30) days prior to the date of consummation of the Merger Plan and ending on the date on which financial results covering at least thirty (30) days of post-merger combined operations have been published as described above. Pursuant to the Merger Plan, First Bancorp has agreed to publish such post-merger financial data within thirty (30) days following the end of the first full calendar month following consummation of the merger.

COMMITMENTS TO SUBSIDIARY BANKS BY FIRST BANCORP

     Under the Federal Reserve's policy, First Bancorp is expected to act as a source of financial strength to its subsidiary banks and to commit resources to support its subsidiary banks in circumstances when it might not do so absent such policy. In addition, any capital loans by First Bancorp to any of its subsidiary banks would also be subordinate in right of payment to depositors and to certain other indebtedness of such bank.

     As a result of the enactment of the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA"), a depository institution insured by the FDIC can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC after August 9, 1989 in connection with (i) the default of a commonly controlled, FDIC-insured depository institution or (ii) any assistance provided by the FDIC to a commonly controlled, FDIC-insured depository institution in danger of default. "Default" is defined generally as appointment of a conservator or receiver, and "in danger of default" is defined generally as the existence of certain conditions indicating that a "default" is likely to occur in the absence of regulatory assistance. All of

First Bancorp's subsidiary depository institutions are FDIC-insured depository institutions within the meaning of FIRREA.

FEDERAL DEPOSIT INSURANCE CORPORATION IMPROVEMENT ACT OF 1991

     Section 302 of the Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA) required the FDIC to establish a risk-based assessment system by July 1, 1993 and to implement it by January 1, 1994. The FDIC has chosen to implement a risk-based assessment system effective January 1, 1993, which provides the FDIC with the opportunity to evaluate the impact and effectiveness of various components of the risk-based system on a continuous basis.

     Under the final rule, the risk-based assessment system is designed as a matrix system where each insured depository institution pays an assessment rate based on the combination of its capital and supervisory condition. An institution is assigned to one of three capital categories based on its call report filed for the period ending six months prior to each semiannual period (semiannual periods being every January 1 and July 1). The capital categories are defined in the same way as the capital categories established to determine if prompt corrective action is needed to improve the capital of a depository institution.

     Institutions are also assigned to one of three supervisory categories based on supervisory evaluations by the institution's primary federal regulator and supplemented by other information including call report data and debt ratings.

     FDICIA also provides for the payment of deposit insurance premiums based on the specific risk category to which each bank is assigned.

RECENT BANKING LEGISLATION


     The State of Georgia has allowed regional interstate banking by permitting banking organizations in certain Southeastern states to acquire Georgia banking organizations, if Georgia banking organizations were allowed to acquire banking organizations in their states (commonly known as the "Southeast Compact"). As a result of the Southeast Compact, banking organizations in other Southeastern states have entered the Georgia market through acquisitions of many Georgia institutions. Those acquisitions were subject to federal and Georgia approval. Banking organizations outside of the Southeast Compact were prevented from acquiring banking institutions in Georgia, and Georgia institutions were prevented from acquiring banks outside of this region. On March 16, 1994, the Georgia General Assembly passed legislation effective July 1995 to allow interstate banking, by removing the Southeast Compact barrier effective July 1995.



     The State of Florida had a similar law allowing regional interstate banking within the same Southeastern states. Florida recently enacted new legislation allowing interstate banking, by removing the Southeast Compact barrier effective May 1, 1995.


     The federal Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, became law on September 29, 1994. The Interstate Banking Act will allow banks and bank holding companies throughout the United States to acquire out-of-state banks after September 29, 1995, and out-of-state branches through interstate mergers, beginning June 1, 1997.

                       NO DISSENTER'S RIGHTS OF APPRAISAL

     Pursuant to the Florida Business Corporation Code, holders of FF Bancorp common stock will not have any dissenter's rights of appraisal in connection with the merger.

                        FEDERAL INCOME TAX CONSEQUENCES

     Consummation of the merger is conditioned on FF Bancorp receiving an opinion from Stewart, Melvin & Frost, general counsel to First Bancorp, that the merger will be a "reorganization" within the meaning of Section 368 of the Internal Revenue Code of 1986 (the "Code"), and as to certain other tax consequences of the merger. Such opinion shall be in form and substance satisfactory to the Board of Directors of FF Bancorp. The required opinion, which is dated February 8, 1995, has been delivered to FF Bancorp. The discussion below fairly summarizes the matters covered in such opinion.

     Assuming that the merger will qualify as a reorganization within the meaning of Section 368(a)(1)(A) of the Code, it will have the following federal income tax consequences:

          1. A FF Bancorp shareholder receiving shares of First Bancorp common stock (and, if applicable, cash in lieu of a fractional share of First Bancorp common stock) on the conversion of his FF Bancorp shares in the merger will recognize no gain or loss, except in connection with any cash received in lieu of a fractional share of First Bancorp common stock. The tax basis of the shares of First Bancorp stock received upon the conversion will be the same as the tax basis of the FF Bancorp shares converted in the merger, except for possible adjustment due to any cash received in lieu of a fractional share. If the FF Bancorp shares were held as capital assets, the holding period of the shares of First Bancorp common stock received, will include the holding period of the FF Bancorp shares converted.

          2. Upon a FF Bancorp shareholder's receipt of shares of First Bancorp common stock and cash in lieu of a fractional share of First Bancorp common stock in the merger, the cash will, in general, be treated as received in exchange for such fractional share and not as a dividend. Gain or loss recognized as a result of that exchange will be capital gain or loss if the fractional share would have been a capital asset if it had been received by the FF Bancorp shareholder.


          3. The basis of the shares of First Bancorp common stock received by a FF Bancorp shareholder will be the same as the basis of the shares of FF Bancorp stock exchanged in the merger, and the holding period of the shares of First Bancorp common stock received by a FF Bancorp shareholder will include the period during which the surrendered FF Bancorp stock was held by such shareholder, provided the FF Bancorp stock was held as a capital asset on the date of the exchange.



          4. Neither FF Bancorp nor First Bancorp will recognize gain or loss as a result of the merger.



          5. In the case of a corporate shareholder of FF Bancorp, the tax consequences described in Paragraphs 1 through 3 are generally applicable.



     EACH HOLDER OF FF BANCORP SHARES SHOULD CONSULT HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF THE MERGER TO SUCH HOLDER, INCLUDING THE EFFECT OF STATE AND LOCAL TAXES.

                             BUSINESS OF FF BANCORP

GENERAL

     FF Bancorp was incorporated under the laws of the state of Florida on May 12, 1992 for the purpose of becoming a savings and loan holding company through the acquisition of New Smyrna Bank and Citrus Bank. FF Bancorp became a multiple savings and loan holding company on July 28, 1992 when New Smyrna Bank became a wholly-owned subsidiary of FF Bancorp through an exchange of shares and Citrus Bank was acquired in a conversion and reorganization wherein Citrus Bank converted from a federal mutual savings and loan association to a federal savings bank and was acquired by FF Bancorp through an exchange of shares. Both acquisitions were accounted for as poolings of interests.

     On April 8, 1994, FF Bancorp acquired Key Bancshares, the parent company of Key Bank, a state-chartered commercial bank located in Tampa, Florida. The acquisition was accounted for as a purchase, since FF Bancorp offered a combination of cash and stock to Key Bancshares shareholders. FF Bancorp retained Key Bancshares as a subsidiary bank holding company, and FF Bancorp became a multiple savings and loan and one bank holding company.

     Reference should be made to the FF Bancorp consolidated financial statements and the FF Bancorp Management's Discussion and Analysis of Financial Condition and Results of Operations, appearing elsewhere in this Proxy Statement and providing disclosure of FF Bancorp's financial condition and performance.

     FF Bancorp is managed by a Board of Directors which currently consists of five individuals. There is included in this proxy statement under the heading "FF BANCORP SHAREHOLDERS" information which discloses the current members of the Board of Directors and the executive officers of FF Bancorp, their current status or title(s), and their individual share ownership in FF Bancorp.

FF BANCORP SUBSIDIARIES

     FF Bancorp carries on its business operations through its four subsidiaries. New Smyrna Bank, Citrus Bank and Key Bank conduct the normal business of a federal savings bank or commercial bank, which is primarily receiving deposits and funds and using them to make loans and investments. New Smyrna Bank, Citrus Bank and Key Bank try to maintain a positive margin between earnings on funds loaned or invested and the cost of funds to the banks in order to cover expenses of operation and provide a profit for payment of dividends and accumulations of capital.


     New Smyrna Bank conducts business from its main office in New Smyrna Beach, Florida and its branch office in Edgewater, Florida. New Smyrna Bank was founded in 1935 as a mutual savings association and converted to a stock savings bank on July 1, 1991. New Smyrna Bank's financial condition and operating results are consolidated into FF Bancorp's financial statements. New Smyrna Bank, individually, at December 31, 1994, had total assets of $310 million, total deposits of $283 million, and equity capital of $24 million.



     Citrus Bank conducts business from its main office in Inverness, Florida and its three branch offices located in Beverly Hills, Crystal River, and Homosassa Springs, Florida. Citrus Bank was founded in 1963 as a mutual savings association and converted to a stock savings bank on July 8, 1992, and was acquired by FF Bancorp on that same date. Citrus Bank's financial condition and operating results are consolidated into FF Bancorp's financial statements. Citrus Bank, individually, at December 31, 1994, had total assets of $212 million, total deposits of $195 million, and equity capital of $15 million.


     Key Bancshares was organized on November 24, 1982 as the parent holding company of Key Bank, a commercial bank which was chartered on December 14, 1973. FF Bancorp acquired Key Bancshares and its subsidiary Key Bank on April 8, 1994. Key Bank conducts business from its main office in Tampa, Florida and a branch office which is also located in Tampa. Key Bancshares' and Key Bank's financial condition and operating results are consolidated into FF Bancorp's financial statements. Key Bank, individually at

December 31, 1994, had total assets of $67 million, total deposits of $62 million, and equity capital of $5 million.



     Shown below are certain key financial disclosures for the two savings banks and one commercial bank subsidiaries of FF Bancorp at December 31, 1994.



                                                                 FF BANKING SUBSIDIARIES
                                                             -------------------------------
                                                             NEW SMYRNA    CITRUS      KEY
                                                                BANK        BANK      BANK
                                                             ----------   --------   -------
    BALANCE SHEET ($ IN 000'S):
    Total Assets...........................................   $310,287    $211,794   $67,213
    Total Loans............................................    234,862     138,893    46,876
    Earning Assets.........................................    301,499     190,199    60,091
    Total Deposits.........................................    283,182     194,651    61,771
    Common Equity..........................................     24,165      15,290     4,782
    Primary Capital/Assets.................................
    INCOME STATEMENT (YTD 12/31/94; $ IN 000'S):
    Net Interest Income....................................   $ 11,504    $  9,184   $ 1,578
    Noninterest Income.....................................        725        (230)      536
    Net Revenue............................................     12,229       8,954     2,114
    Noninterest Expense....................................      5,388       3,979     2,135
    Loan Loss Provision....................................      1,322          --       617
    Pre Tax Income.........................................      5,519       4,975       (21)
    Net Income.............................................      3,431       3,483       (13)


- ---------------


Note: Individual bank financial information is based on unaudited financial data at December 31, 1994. Reference should be made to the FF Bancorp financial statements included in this Proxy Statement for information on a consolidated basis.


MARKET AREA AND COMPETITION

     FF Bancorp, through New Smyrna Bank, conducts business in Volusia County, which includes the cities of New Smyrna Beach, Daytona Beach, DeLand and Edgewater. Among the major industries in Volusia County are manufacturing, wholesale and retail trade, and government services. Volusia County continues to be a rapidly growing county with a growth rate which far exceeds the national rate. In September 1993, based on a report by the Florida Banker's Association, New Smyrna Bank estimated that its deposits totaled 42% of aggregate deposits held in all financial institutions in New Smyrna Beach and Edgewater, Florida.


     Citrus Bank's primary market area consists of Citrus County in West Central Florida, with additional business coming from Hernando and Marion Counties. Citrus County is located on Florida's west coast. The economy of Citrus County is based on commerce, agriculture, service industries, and tourism. The population base is heavily comprised of retirees. The growth rate for Citrus County in the past has far exceeded the growth rate of Florida and the nation. Citrus Bank is the second largest financial institution in Citrus County, based on a report of the Florida Banker's Association, as of September 30, 1993. Due to capital deficiency problems in 1988 when assets reached $324 million, Citrus Bank has downsized to $212 million at December 31, 1994, and Citrus Bank now exceeds all of its regulatory capital requirement ratios.



     Key Bank's primary market area consists of the county of Hillsborough which includes the city of Tampa where the bank is located. Key Bank's deposit size of $62 million does not constitute a very large portion of the $8.1 billion Tampa market deposit total. Key Bank's thrust is to develop a retail and small business segment in the rapidly growing north Tampa region while also attempting to service the medium size commercial market. FF Bancorp's strategy is for Key Bank to draw on the strength and size of New Smyrna Bank and Citrus Bank to accommodate commercial lending overlines.

     Shown below are certain selected demographics for the FF Bancorp subsidiaries' market areas. The demographics for New Smyrna Bank include only New Smyrna Beach and Edgewater communities, not Volusia County.


                                                              FF BANKING SUBSIDIARIES(1)
                                                          ----------------------------------
                                                            NEW
                                                           SMYRNA      CITRUS        KEY
                           ISSUES                           BANK        BANK         BANK
    ----------------------------------------------------  --------   ----------   ----------
    SELECTED DEMOGRAPHICS
    Population..........................................    35,229      105,188      834,054
    % Change Pop 1980-90................................        43%          71%          29%
    Number Households...................................    15,034       45,813      167,922
    Median Age..........................................      39.4         50.8         33.0
    % Pop > 65 Years Old................................        23%          31%          12%
    Per Capita Income...................................  $ 13,288   $   12,151   $   14,203
    Average Household Income............................    34,729       30,838       40,032
    Median Household Income.............................    24,818       21,285       28,417
    Median House Price..................................    69,397       66,085       73,057
    % Homes Built 80-90.................................        38%          49%          37%
    Total Market Deposits(2)............................  $695,198   $1,372,515   $8,055,625
    Bank Deposits(2)....................................   286,959      194,986       60,344
    Percent Market Share................................        41%          14%           *
    Position in Market..................................       1st          3rd            *
    Number Facilities...................................         3            4            2
    Deposits Per Facility(2)............................  $ 95,653   $   48,747   $   30,172


- ---------------


(1) Bank financial information is based on unaudited financial data at December 31, 1993.

(2) Dollars in thousands.

  * Key Bank's market share and position in market are insignificant.


LENDING ACTIVITIES


     At December 31, 1994, FF Bancorp's net loans totaled $421 million. The net loans at New Smyrna Bank, Citrus Bank and Key Bank individually were $235 million, $139 million, and $47 million, respectively. Net loans outstanding represented approximately 71% of the total assets of $590 million of FF Bancorp at December 31, 1994. FF Bancorp's policy is to originate loans solely within its primary market areas. Single-family residential loans have comprised approximately 92% of the total loan portfolio of New Smyrna Bank and Citrus Bank consolidated over the past few years. Commercial real estate loans, including multi-family residential loans and land loans, total approximately 7% of the total loan portfolio of New Smyrna Bank and Citrus Bank with the balance of approximately 1% of the portfolio being in consumer installment loans and other loans. Key Bank's net loan portfolio of $47 million is comprised of approximately 57% in commercial loans which are secured primarily by real estate, 11% in other commercial and industrial loans, 27% in residential mortgage loans, and 3% in consumer and other loans. Key Bank grants loans primarily to borrowers in the Tampa Bay area. Key Bank experienced problems in its loan portfolio in 1993 and 1992 when charge-offs of $1.1 million and $1.9 million, respectively, were made against the allowance for credit losses. Key Bank management has addressed those problems, and management believes the problem loans have been identified and further losses will not be as significant as in 1993 and 1992.

     The following table sets forth information concerning FF Bancorp's loan portfolio on a consolidated basis by type of loan at the dates indicated.


                                                                            DECEMBER 31,
                                     -------------------------------------------------------------------------------------------
                                          1994               1993               1992               1991               1990
                                     ---------------    ---------------    ---------------    ---------------    ---------------
                                               % OF               % OF               % OF               % OF               % OF
                                      AMOUNT   TOTAL     AMOUNT   TOTAL     AMOUNT   TOTAL     AMOUNT   TOTAL     AMOUNT   TOTAL
                                     --------  -----    --------  -----    --------  -----    --------  -----    --------  -----
                                                                       (DOLLARS IN THOUSANDS)
RESIDENTIAL REAL ESTATE LOANS:
One-to-four family.................  $357,964   81.9%   $324,902   88.5%   $311,809   88.9%   $321,672   88.6%   $331,583   88.1%
Construction one-to-four family....    10,172    2.3      10,317    2.8       7,818    2.2       7,513    2.1       7,823    2.1
Commercial real estate loans
  (including multi-family and land
  loans)...........................    61,382   14.0      27,154    7.4      26,816    7.7      28,295    7.8      30,314    8.1
CONSUMER AND OTHER LOANS:
Installment(1).....................     5,830    1.3       2,662     .7       2,252     .6       3,137     .8       3,017     .8
Savings account....................     1,959     .5       2,197     .6       2,176     .6       2,568     .7       3,330     .9
                                     --------  -----    --------  -----    --------  -----    --------  -----    --------  -----
        Total loans................  $437,307  100.0%   $367,232  100.0%   $350,871  100.0%   $363,185  100.0%   $376,067  100.0%
                                     --------  =====    --------  =====    --------  =====    --------  =====    --------  =====
LESS:
Loans in process...................    (6,672)            (6,350)            (4,376)            (2,999)            (2,721)
Unearned discounts and loan
  origination fees.................    (3,969)            (4,400)            (4,155)            (4,219)            (4,537)
Allowance for loan losses..........    (6,035)            (2,726)            (2,583)            (1,708)            (2,152)
                                     --------           --------           --------           --------           --------
        Net loans..................  $420,631           $353,756           $339,757           $354,259           $366,657
                                     ========           ========           ========           ========           ========


- ---------------

(1) Consists primarily of second mortgage loans and automobile loans.


     The following table reflects the contractual principal repayment periods of FF Bancorp's loan portfolio on a consolidated basis at December 31, 1994.



                                                   REAL                      SAVINGS
                                                  ESTATE    REAL ESTATE    ACCOUNT AND
                                                 MORTGAGE   CONSTRUCTION   INSTALLMENT
             YEARS ENDED DECEMBER 31,             LOANS        LOANS          LOANS       TOTAL
    -------------------------------------------  --------   ------------   -----------   --------
                                                              (DOLLARS IN THOUSANDS)
    1995.......................................  $  6,088     $    765       $ 1,596     $  8,449
    1996.......................................    27,002          601         1,107       28,710
    1997.......................................     6,082          544           425        7,051
    1998-1999..................................    12,016            7         2,876       14,899
    2000-2004..................................    31,199          187         1,074       32,460
    2005-2009..................................    61,490           15           148       61,653
    2010 and thereafter........................   275,469        8,053           563      284,085
                                                 --------   ------------   -----------   --------
              Total............................  $419,346     $ 10,172       $ 7,789     $437,307
                                                 ========    =========     =========     ========



     Of the $428.9 million in loans due after 1995, 66.2% of such loans have fixed interest rates and 33.8% have adjustable interest rates. Scheduled contractual principal repayments of loans do not reflect the actual life of such assets because of prepayments and the effect of rate changes.


ORIGINATION, PURCHASE AND SALE OF LOANS

     Although there are no restrictions on where it can do business, FF Bancorp originates loans primarily in the market areas in which New Smyrna Bank, Citrus Bank and Key Bank operate. FF Bancorp's policy is to originate all loans for its portfolio and in general, FF Bancorp does not engage in the sale of whole loans or participations. However, FF Bancorp's fixed-rate residential mortgage loans are originated on terms which permit their sale to the Federal Home Loan Mortgage Corporation and other investors in the secondary market. Loans are primarily originated through salaried loan officers who operate from FF Bancorp subsidiaries in all banking locations. The residential real estate loan originations are attributable to depositors, other existing customers, advertising, and referrals from real estate brokers and developers. The commercial loan originations are primarily originated from existing clients and customer sales calls while consumer loan origination is attributable largely to depositors and walk-in customers. All of the loan applications are evaluated by staff at the main offices to ensure compliance with FF Bancorp underwriting standards. All loan activities are subject to written, nondiscriminatory underwriting standards and loan origination procedures prescribed by management and the Board of Directors. The underwriting standards meet the lending requirements of regulatory agencies applicable to savings banks and commercial banks.

     The following table sets forth total loans originated, purchased, sold and repaid during the periods indicated.


                                                              YEAR ENDED DECEMBER 31,
                                                      ---------------------------------------
                                                       1994      1993       1992       1991
                                                      -------   -------   --------   --------
                                                                  (IN THOUSANDS)
    ORIGINATION:
    Residential real estate:
      One-to-four family loans......................  $42,719   $41,017   $ 27,159   $ 16,753
      Construction one-to-four family loans.........   25,194    15,795     15,242     12,804
      Commercial real estate loans
         (including multi-family and land loans)....    9,705     5,510      2,058      5,113
      Consumer and other loans......................    5,941     2,765      2,539      2,684
                                                      -------   -------   --------   --------
              Total loans originated................   83,559    65,087     46,998     37,354
                                                      -------   -------   --------   --------
    Purchase of Key Bancshares, Inc.................   43,256        --         --         --
    Other purchases.................................    5,160     2,389         --      1,379
                                                      -------   -------   --------   --------
              Total loans purchased.................   48,416     2,389         --      1,379
                                                      -------   -------   --------   --------
              Total loans originated and
                purchased...........................  131,975    67,476     46,998     38,733
                                                      -------   -------   --------   --------
    Sales and principal reductions:
      Loans sold....................................       --        --      3,264      2,392
      Loan principal reductions.....................   61,900    51,115     56,048     49,223
                                                      -------   -------   --------   --------
              Total loans sold and principal
                reductions..........................   61,900    51,115     59,312     51,615
                                                      -------   -------   --------   --------
    Increase (decrease) in loans receivable (before
      net items)....................................  $70,075   $16,362   $(12,314)  $(12,882)
                                                      =======   =======   ========   ========


LOAN FEE INCOME

     In addition to interest earned on loans, FF Bancorp receives income through fees in connection with loan origination, loan modifications and late payments and for miscellaneous services related to its loans. Income from these activities varies from period to period with the volume and type of loans originated, which, in turn, is dependent on prevailing mortgage interest rates and their effect on the demand for loans in FF Bancorp's market served areas.

     Loan origination fees are calculated as a percentage of the amount loaned and are typically up to three points (one point being equivalent to 1% of the principal amount of the loan) on residential mortgage loans. Fees are also charged on some commercial or business related loans. All loan origination fees are deferred and amortized into income over the contractual life of the loan using a method which approximates the level yield method. If a loan is prepaid or refinanced, all remaining deferred fees with respect to such loan are taken into income at such time. Some fees, such as late payment fees, are not on a deferred basis.

     The accounting for nonrefundable fees and costs associated with originating and acquiring loans is governed by Statement of Financial Accounting Standards ("SFAS") 91, promulgated by the Financial Accounting Standards Board ("FASB"). SFAS 91 requires that loan origination fees be offset against certain related direct loan origination costs and that the resulting net amount be deferred and amortized over the life of the related loans as an adjustment to the yield of such related loans. In addition, commitment fees are required to be offset against related direct costs, and the resulting net amount is recognized either over the life of the related loans as an adjustment to the yield, if the commitment is exercised, or upon expiration of the commitment, if the commitment expires unexercised.

NONPERFORMING LOANS AND REAL ESTATE OWNED

     Loans made by New Smyrna Bank and Citrus Bank are primarily single family residential loans while loans made by Key Bank are approximately 68% commercial and industrial, 25% residential mortgage loans and the balance are consumer or other loans. Since single family residential loans comprise approximately 92% of the total portfolio this discussion of nonperforming loans and real estate owned is primarily concerning those loans. However, other loans including commercial and personal are handled in primarily the same manner. When a borrower fails to make a required payment on a loan, the borrower is first contacted by mail. If a payment on a loan has not been received by the tenth day from the payment due date, subsequent notices are mailed, with follow-up contacts made thereafter. In most cases, the delinquencies are cured promptly. If the delinquency exceeds 90 days and is not cured through normal collection procedures, more formal measures are instituted to remedy the default, including the commencement of foreclosure proceedings. FF Bancorp will attempt to negotiate with the delinquent borrower to establish a satisfactory payment schedule.

     If foreclosure is effected, the property is sold at a public auction in which FF Bancorp may participate as a bidder. If FF Bancorp is the successful bidder, the acquired real estate property is then included in FF Bancorp's "real estate owned" account until it is sold. Savings institutions are permitted under federal regulations to finance sales of real estate owned by "loans to facilitate," which may involve more favorable interest rates and terms than generally would be granted under FF Bancorp's underwriting guidelines.

     Loans are placed on nonaccrual status when, in the judgment of management, the probability of collection of interest is deemed to be insufficient to warrant further accrual. When a loan is placed on nonaccrual status, previously accrued but unpaid interest is deducted from interest income. As a matter of policy, FF Bancorp does not accrue interest on loans past due 90 days or more. Consumer loans more than 120 days delinquent are required to be written off in accordance with federal regulations.

     Real estate acquired by FF Bancorp as a result of foreclosure or by deed in lieu of foreclosure is classified as real estate owned until it is sold. When property is acquired, it is recorded at the lower of cost or fair value at the date of acquisition and any write-down resulting therefrom is charged to the allowance for loan losses. Similar treatment is accorded to the collateral for loans or securities which have been deemed to constitute in-substance foreclosures. In-substance foreclosures represent loans which, in substance, are considered repossessed even though formal foreclosure proceedings have not been completed. The carrying value of in-substance foreclosures is the lower of its estimated fair value or the balance of the related loan. Although the collateral for the loans has not been repossessed, the borrower has little or no equity in the collateral at its current estimated fair value, proceeds for repayment are expected to come only from the operation or sale of the collateral, and either the borrower has abandoned control of the project or it is doubtful the borrower will rebuild equity in the collateral or repay the loan by other means in the foreseeable future. The amounts ultimately recoverable from in-substance foreclosures can differ materially from the amounts used in arriving at the net carrying value of the assets because of future market factors beyond FF Bancorp's control or changes in FF Bancorp's strategy for recovering its investment. All costs incurred in maintaining the property are capitalized between the date the loan becomes delinquent and the date of acquisition. After the date of acquisition, all costs incurred in maintaining the property are expenses and costs incurred for the improvement or development of such property are capitalized if there is adequate equity to fair value.


     The following table sets forth certain information regarding nonaccrual loans and real estate owned, including in-substance foreclosure, the ratio of such loans and real estate owned to total assets as of the dates indicated, and certain other related information for FF Bancorp. FF Bancorp did not have any troubled debt restructurings at any of the dates presented.



                                                                AT DECEMBER 31,
                                                 ---------------------------------------------
                                                  1994     1993     1992      1991      1990
                                                 ------   ------   -------   -------   -------
                                                            (DOLLARS IN THOUSANDS)
    NONACCRUAL LOANS:
    Residential:
      One-to-four family loans.................  $1,818   $2,035   $ 2,123   $ 3,475   $ 3,213
      Construction one-to-four family loans....      72       --        --       669     1,104
      Commercial real estate loans (including
         multi-family and land)................     703       --       353       844     1,464
      Consumer and other loans.................     235       --        30       126        --
                                                 ------   ------   -------   -------   -------
              Total nonaccrual loans...........   2,828    2,035     2,506     5,114     5,781
                                                 ------   ------   -------   -------   -------
    ACCRUING LOANS 90 DAYS OR MORE PAST DUE:
    Residential:
      One-to-four family loans.................       6       --        --       185        32
      Commercial real estate loans (including
         multi-family and land)................      --       --        --        --        --
                                                 ------   ------   -------   -------   -------
              Total accruing loans 90 days or
                more past due..................       6       --        --       185        32
                                                 ------   ------   -------   -------   -------
              Total nonperforming loans........  $2,834   $2,035   $ 2,506   $ 5,299   $ 5,813
                                                 ======   ======   =======   =======   =======
              Total nonperforming loans to
                total assets...................     .48%     .37%      .46%      .96%     1.12%
                                                 ======   ======   =======   =======   =======
    Real estate owned:
      Real estate acquired by foreclosure or
         deed in lieu of foreclosure...........  $3,344   $1,563   $ 5,473   $ 6,692   $ 7,660
      Real estate held for investment..........      --       21        42       101       534
      In-substance foreclosures................   2,723    3,949     5,618     5,813     3,726
      Allowance for loss on real estate
         owned.................................    (704)    (764)   (1,033)   (1,759)   (1,540)
                                                 ------   ------   -------   -------   -------
              Total real estate owned, net.....  $5,363   $4,769   $10,100   $10,847   $10,380
                                                 ======   ======   =======   =======   =======
              Total nonperforming loans and
                real estate owned..............  $8,197   $6,804   $12,606   $16,146   $16,193
                                                 ======   ======   =======   =======   =======
              Total nonperforming loans and
                real estate owned, net to total
                assets.........................    1.39%    1.25%     2.30%     2.92%     3.12%
                                                 ======   ======   =======   =======   =======


- ---------------


See Note (4) to the consolidated financial statements for information about the interest income which would have been recorded under the original terms of such loans and the amount actually recorded.


ALLOWANCE FOR LOSSES ON LOANS AND REAL ESTATE OWNED

     Reserves for losses on delinquent loans are established when management of FF Bancorp determines that losses are expected to be incurred on such loans. The allowance for loan losses is maintained at a level believed adequate by management to absorb potential losses in the loan portfolio. Management's determinations of the adequacy of the allowance is based on an evaluation of the portfolio, past loan loss experience, current economic conditions, volume, growth and composition of the loan portfolio, and other relevant factors. The allowance is increased by provisions for loan losses which are charged against income.


     Although management believes that the allowance for loan losses was adequate, FF Bancorp's provisions are based on the current and currently anticipated future operating conditions, thereby causing these estimates to be susceptible to changes that could result in a material adjustment to results of operations in the near term. Recovery of the carrying value of such loans is dependent to a great extent on economic, operating and other conditions that may be beyond FF Bancorp's control. Therefore, actual losses in future periods could differ materially from amounts provided in the current period and could result in a material adjustment to future result of operations.

     The following table sets forth information with respect to activity in FF Bancorp's allowance for loan losses during the periods indicated.


                                                        YEAR ENDED DECEMBER 31,
                                          ----------------------------------------------------
                                            1994       1993       1992       1991       1990
                                          --------   --------   --------   --------   --------
                                                         (DOLLARS IN THOUSANDS)
    Average loans outstanding, net......  $399,968   $345,037   $346,550   $359,726   $369,402
                                          ========   ========   ========   ========   ========
    Allowance at beginning of period....  $  2,726   $  2,583   $  1,708   $  2,151   $  3,326
                                          --------   --------   --------   --------   --------
    Key Bancshares, Inc. purchase.......     1,858         --         --         --         --
                                          --------   --------   --------   --------   --------
    Charge-offs:
      Residential real estate:
         Conventional loans.............       371         48        130        807        420
         Construction loans.............        --         --         --         --        680
         Commercial real estate loans...       190         --          4        422      1,170
         Consumer loans.................        47         --          2         73          1
                                          --------   --------   --------   --------   --------
              Total loans charged-off...       608         48        136      1,302      2,271
                                          --------   --------   --------   --------   --------
    Recoveries..........................       120         14         --         --         --
                                          --------   --------   --------   --------   --------
      Net charge-offs...................       488         34        136      1,302      2,271
                                          --------   --------   --------   --------   --------
    Provisions for loan losses charged
      to operating expenses.............     1,939        177      1,011        859      1,096
                                          --------   --------   --------   --------   --------
    Allowance at end of year............  $  6,035   $  2,726   $  2,583   $  1,708   $  2,151
                                          ========   ========   ========   ========   ========
    Ratio of net charge-offs to average
      loans outstanding.................       .12%       .01%       .04%       .36%       .61%
                                          ========   ========   ========   ========   ========
    Ratio of allowance to period-end
      loans.............................      1.43%       .77%       .76%       .48%       .59%
                                          ========   ========   ========   ========   ========



     A loan or portion thereof is charged off against the allowance when management has determined that losses on such loans are probable. Recoveries on any loans charged off in prior periods are credited to the allowance. The ratio of net charge-offs to average loans outstanding declined each year from 1990 through 1993 and management decreased the provision to the allowance in 1993. The decrease in the level of loan loss provision in 1993 was generally consistent with management's conclusion that the residential real estate market in FF Bancorp's market areas continued to improve, and with management's assessment of the relative risk associated with the composition of the loan portfolio, which is comprised predominantly of first mortgage loans on single family residential property.



     In 1994, following the purchase of Key Bancshares and adoption of new loan loss policies, the provision for loan losses was increased. The provision for loan losses is charged to earnings to bring the total allowance to a level deemed appropriate by management and is based upon historical experience, the volume and type of lending conducted by FF Bancorp, industry standards, the amount of nonperforming loans, general economic conditions, particularly as they relate to FF Bancorp's market areas, and other factors related to the collectibility of FF Bancorp's loan portfolio. The provision for loan losses increased from $.2 million at December 31, 1993 to $1.9 million during 1994. The allowance for loan losses increased from $2.7 million at December 31, 1993 to $6.0 million at December 31, 1994. The increase is due to the acquisition of Key Bank and to the adoption of a new loan loss policy. Management has adopted a uniform and more stringent method of determining these allowances (for all financial institutions it operates) including a more aggressive and more standardized approach to grading loans as well as using standard factors for calculating estimated losses on nonclassified loans. Management has made this change effective December 31, 1994 and has reported the effect of this change in the fourth quarter of 1994. This change resulted in a provision of $1.9 million recorded in the fourth quarter of 1994. While management believes that its allowance for loan losses is adequate as of December 31, 1994, future adjustments to FF Bancorp's allowance for loan losses may be necessary if economic conditions differ substantially from the assumptions used in making the initial determination.


     The following table presents information regarding FF Bancorp's total allowance for loan losses as well as the allocation of such amounts to the various categories of loans.


                                                                         AT DECEMBER 31,
                                -------------------------------------------------------------------------------------------------
                                      1994                1993                1992                1991                1990
                                -----------------   -----------------   -----------------   -----------------   -----------------
                                           % OF                % OF                % OF                % OF                % OF
                                         LOANS TO            LOANS TO            LOANS TO            LOANS TO            LOANS TO
                                          TOTAL               TOTAL               TOTAL               TOTAL               TOTAL
                                AMOUNT    LOANS     AMOUNT    LOANS     AMOUNT    LOANS     AMOUNT    LOANS     AMOUNT    LOANS
                                ------   --------   ------   --------   ------   --------   ------   --------   ------   --------
                                                                     (DOLLARS IN THOUSANDS)
Residential real estate
 loans........................  $2,818      46.7%   $2,068      91.3%   $2,033      91.1%   $1,082      90.7%   $1,461      90.2%
Commercial real estate loans
  (including multi-family and
  land loans).................   3,034      50.3       607       7.4       486       7.7       566       7.8       673       8.1
Consumer loans................     183       3.0        51       1.3        64       1.2        60       1.5        17       1.7
                                ------   --------   ------   --------   ------   --------   ------   --------   ------   --------
        Total allowance for
          loan losses.........  $6,035       100%   $2,726       100%   $2,583       100%   $1,708       100%   $2,151       100%
                                ======   =======    ======   =======    ======   =======    ======   =======    ======   =======



MORTGAGE-BACKED SECURITIES



     FF Bancorp has invested in a portfolio of mortgage-backed securities which are guaranteed as to principal and interest by the full faith and credit of the United States or insured or guaranteed by agencies of or corporations or entities chartered by the Federal government. Approximately 53.6% of the mortgage-backed securities owned by FF Bancorp are currently insured or guaranteed by the Government National Mortgage Association ("GNMA"), the Federal National Mortgage Association ("FNMA"), or the Federal Home Loan Mortgage Corporation ("FHLMC"), with the remaining 46.4% in Collateralized Mortgage Obligations, REMIC's or other mortgage-backed securities. Mortgage backed securities generally increase the quality of FF Bancorp's assets by virtue of the agency guarantees that back them, are more liquid than individual mortgage loans and may be used to collateralize borrowings or other obligations of FF Bancorp. Due to repayment and prepayments of the underlying loans, the actual maturities of mortgage-backed securities are substantially less than the scheduled maturities. All mortgage-backed and related securities at December 31, 1992, were considered held-to-maturity and recorded at amortized cost. On December 31, 1993, FF Bancorp adopted Statement of Financial Accounting Standards No. 115 and reclassified certain of its mortgage-backed securities as available-for-sale. This resulted in an increase in the recorded amount of mortgage-backed securities by $1,481,000 and an increase in stockholders' equity of $918,000, which is net of the income tax effect of $563,000. At December 31, 1994, FF Bancorp's total mortgage-backed securities portfolio was classified as available-for-sale and had a market value of $16.8 million and a weighted average yield of 7.0%. As of such date, $6.1 million of mortgage-backed securities were adjustable rate securities and $10.7 million were fixed rate securities.


     The following table sets forth mortgage-backed securities purchased, sold and repaid during the periods indicated.


                                                               YEAR ENDED DECEMBER 31,
                                                           --------------------------------
                                                             1994        1993        1992
                                                           --------    --------    --------
                                                                    (IN THOUSANDS)
    Purchases............................................  $     --    $ 20,008    $ 14,999
    Sales................................................   (28,742)         --          --
    Principal reductions net.............................   (16,304)    (39,866)    (40,313)
    Unrealized gain (loss) on mortgage-backed securities
      available-for-sale.................................    (2,122)      1,481          --
                                                           --------    --------    --------
    Increase (decrease) in mortgage-backed securities....  $ 47,168    $(18,377)   $(25,314)
                                                           ========    ========    ========

INVESTMENT ACTIVITIES



     FF Bancorp and the FF Subsidiaries have authority to invest in various types of securities, including U.S. Treasury obligations and securities of various federal agencies, certificates of deposit at insured banks and savings institutions, bankers acceptances, and federal funds. Subject to various restrictions, federally-chartered savings institutions may invest a portion of their assets in commercial paper, corporate debt securities and mutual funds whose assets conform to the investments that a federally chartered savings institution is authorized to make directly.


     As members of the FHLB System, New Smyrna Bank and Citrus Bank must maintain a minimum liquidity level specified by the OTS which may vary from time to time. New Smyrna Bank and Citrus Bank comply with this requirement primarily by maintaining a significant amount of funds in interest-bearing deposits at the FHLB of Atlanta. Liquidity may increase or decrease depending upon the yields available on investment opportunities and upon management's judgment as to the attractiveness of such yields and its expectation of the level of yields that will be available in the future. Membership in the FHLB also requires an investment in the common stock of FHLB of Atlanta.


     State chartered banks like Key Bank have authority to invest in various types of securities, including U.S. Treasury obligations and securities of various federal agencies, certificates of deposits at insured banks and savings institutions, bankers acceptances and federal funds.



     As a state chartered bank, Key Bank must maintain a minimum liquidity level. Key Bank complies with this requirement primarily by maintaining a significant amount of federal funds and short-term U.S. Government securities. Liquidity may increase or decrease depending upon the yields available on investment opportunities and upon management's judgement as to the attractiveness of such yields and its expectation of the level of yields that will be available in the future.



     The following table sets forth the carrying value of FF Bancorp's investment portfolio as of the dates indicated.



                                                                      DECEMBER 31,
                                                              -----------------------------
                                                                1994       1993      1992
                                                              --------   --------   -------
                                                                 (DOLLARS IN THOUSANDS)
    Short-term investments
    Interest-bearing deposits...............................  $ 87,731   $ 87,860   $83,280
                                                              --------   --------   -------
    Federal funds sold......................................     1,150         --        --
                                                              --------   --------   -------
    Equity securities:
      FHLB stock............................................     4,265      4,326     4,337
                                                              --------   --------   -------
      FHLMC common stock available for sale.................     1,337      1,320       104
                                                              --------   --------   -------
    Debt Securities:
      FNMA debentures.......................................        --      5,080     5,161
      FHLB debentures.......................................     3,050      5,000        --
      United States Government and Agency Obligations.......     8,933         --     5,010
                                                              --------   --------   -------
              Total.........................................    11,983     10,080    10,171
                                                              --------   --------   -------
                                                              $106,466   $103,586   $97,892
                                                              ========   ========   =======

     The following table sets forth, by maturity distribution, certain information pertaining to the investment and debt securities and other funds portfolio at December 31, 1994.



                                                     AFTER ONE
                                  ONE YEAR             YEAR         AFTER FIVE YEARS            OVER
                                  OR LESS          TO FIVE YEARS      TO TEN YEARS           TEN YEARS               TOTAL
                             ------------------    -------------    -----------------    ------------------    ------------------
                                VALUE     YIELD    VALUE   YIELD      VALUE     YIELD       VALUE     YIELD       VALUE     YIELD
                             -----------  -----    ------  -----    ----------  -----    -----------  -----    -----------  -----
                                                                    (DOLLARS IN THOUSANDS)
AT DECEMBER 31, 1994:
United States Government
  and Agency Obligations...  $        --    --         --    --             --    --              --    --              --    --
Mortgage-Backed Securities:
  FHLMC certificates.......           --    --         --    --             --    --              --    --              --    --
  GNMA certificates........           --    --         --    --             --    --              --    --              --    --
  FNMA certificates........           --    --         --    --             --    --              --    --              --    --
  Collateralized Mortgage
    Obligations............           --    --         --    --             --    --              --    --              --    --
  REMIC....................           --    --         --    --             --    --              --    --              --    --
  Other mortgage-backed
    securities.............           --    --         --    --             --    --              --    --              --    --
                             -----------           ------           ----------           -----------           -----------
        Total
          mortgage-backed
          securities
          held-to-
          maturity.........  $        --    --         --    --             --    --              --    --              --    --
                              ==========           ======            =========            ==========            ==========
  GNMA certificates........           --    --         --    --                                4,444  8.08           4,444  8.08
  FNMA certificates........           --    --         --    --             --    --           4,540  8.90           4,540  8.90
  Collateralized mortgage
    obligations............           --    --         --    --             --    --           6,458  5.18           6,458  5.18
  Other mortgage-backed
    securities.............           --    --         --    --             --    --           1,342  5.38           1,342  5.38
                             -----------           ------           ----------           -----------           -----------
        Total mortgaged-
          backed securities
      available-for-sale...  $        --    --         --    --             --    --          16,784    --          16,784    --
                              ==========           ======            =========            ==========            ==========
  FHLB debentures..........           --    --         --    --          3,050  7.15%             --    --           3,050  7.15%
  FHLMC common stock.......                                                                    1,337    --           1,337    --
  United States Treasury
    Notes..................        4,472  4.00%     4,461  6.65%            --    --              --    --           8,933  5.35%
                             -----------           ------           ----------           -----------           -----------
        Total other
          securities
      available-for-sale...  $     4,472    --      4,461    --          3,050    --           1,337    --          13,320    --
                              ==========           ======            =========            ==========            ==========
Other Funds:
  Interest-bearing
    deposits...............       87,731  4.33%        --    --             --    --              --    --          87,731  4.33%
                             -----------           ------           ----------           -----------           -----------
        Total
          investments(1)...  $    92,203            4,461                3,050                18,121               117,835
                              ==========           ======            =========            ==========            ==========


- ---------------


(1) On December 31, 1994, FF Bancorp classified all mortgage-backed securities as available-for-sale.


SOURCE OF FUNDS


     GENERAL. Deposit accounts are FF Bancorp's primary source of funds for use in lending and for other general business purposes. In addition to deposit accounts, FF Bancorp obtains funds from normal loan amortization and prepayments and from operations. Contractual loan payments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are significantly influenced by general market interest rates and economic conditions. Borrowings may be used on a short-term basis to compensate for seasonal or other reductions in normal sources of funds. Borrowings may also be used on a longer term basis to support expanded lending or investment activities. At December 31, 1994, FF Bancorp had no borrowings outstanding.


     DEPOSITS. Due to changes in regulatory and economic conditions in recent years, FF Bancorp has increasingly emphasized deregulated fixed-rate certificate accounts and other types of deposit accounts. A number of different programs have been designed to attract both short-term and long-term deposits of the general public by providing an assortment of accounts and rates. These programs include passbook accounts, NOW accounts, MMDAs and certificates of deposit currently ranging in terms from 91 days to 120 months. In the unlikely event of liquidation, account holders will be entitled to full payment of their accounts prior to payment to shareholders.

     Deposit accounts are obtained primarily from customers residing in FF Bancorp's primary market areas. The principal methods used to attract deposit accounts include offering a wide variety of services and accounts, competitive interest rates and convenient office locations, including access to automated teller machines ("ATMs") through the HONOR shared ATM network. FF Bancorp does not utilize brokered deposits or actively seek negotiated rate certificates of deposit in excess of $100,000 ("jumbo certificates").

     The following table shows the distribution of, and certain other information relating to, FF Bancorp's deposit accounts by type:


                                                             AT DECEMBER 31,
                                      -------------------------------------------------------------
                                             1994                 1993                  1992
                                      ------------------   ------------------    ------------------
                                                  % OF                 % OF                  % OF
                                       AMOUNT    DEPOSIT    AMOUNT    DEPOSIT     AMOUNT    DEPOSIT
                                      --------   -------   --------   -------    --------   -------
                                                         (DOLLARS IN THOUSANDS)
    Noninterest bearing commercial
      checking accounts.............  $ 17,605      3.3%   $  6,200      1.3%    $  1,736       .3%
    Regular savings accounts........    87,073     16.1      89,299     18.2       86,185     17.2
    MMDAs...........................    43,119      8.0      39,723      8.1       39,419      7.9
    NOW accounts....................    47,434      8.8      42,507      8.7       40,363      8.1
                                      --------   -------   --------   -------    --------   -------
              Subtotal..............   195,231     36.2     177,729     36.3      167,703     33.5
                                      --------   -------   --------   -------    --------   -------
    Certificate of deposits:
       2.00% - 2.99%................       300       .1       3,091       .6           --       --
       3.00% - 4.99%................   183,176     34.0     191,302     39.0      197,355     39.4
       5.00% - 6.99%................   156,500     29.0     104,486     21.3      103,152     20.6
       7.00% - 8.99%................     3,143       .5      11,102      2.3       24,341      4.8
       9.00% - 10.99%...............       844       .2       1,200       .3        7,129      1.4
      11.00% - 12.99%...............        --       --       1,131       .2        1,416       .3
                                      --------   -------   --------   -------    --------   -------
    Total certificates of
      deposit(1)....................   343,963     63.8     312,312     63.7      333,393     66.5
                                      --------   -------   --------   -------    --------   -------
              Total deposits........  $539,194      100%   $490,041      100%    $501,096      100%
                                      ========   ======    ========   ======     ========   ======


- ---------------


(1) Includes individual retirement accounts ("IRAs") totalling $40.0 million, $24.4 million and $30.5 million at December 31, 1994, 1993, and 1992, respectively, all of which are in the form of certificates of deposits and MMDAs.


     The following table shows the average amount of and the average rate paid on each of the following deposit account categories during the years indicated.


                                                         YEAR ENDED DECEMBER 31,
                                       ------------------------------------------------------------
                                              1994                 1993                 1992
                                       ------------------   ------------------   ------------------
                                       AVERAGE    AVERAGE   AVERAGE    AVERAGE   AVERAGE    AVERAGE
                                       BALANCE     YIELD    BALANCE     YIELD    BALANCE     YIELD
                                       --------   -------   --------   -------   --------   -------
                                                          (DOLLARS IN THOUSANDS)
    MMDA's, Now and noninterest
      bearing commercial checking
      accounts.......................  $ 92,216     1.97%   $ 85,089     2.46%   $ 68,642     3.23%
    Regular savings..................    91,110     3.02      88,107     2.62      79,142     3.48
    Certificates of deposits:........   338,076     4.55     319,476     4.69     354,853     5.68
                                       --------             --------             --------
              Total deposits.........  $521,402     3.81%   $492,672     3.93%   $502,637     5.01%
                                       ========   ======    ========   ======    ========   ======

     The following table sets forth the net deposit flows of FF Bancorp during the years indicated.


                                                                YEAR ENDED DECEMBER 31,
                                                             ------------------------------
                                                               1994       1993       1992
                                                             --------   --------   --------
                                                                 (DOLLARS IN THOUSANDS)
    Net (decrease) before interest credited................  $(35,360)  $(28,760)  $(38,938)
    Interest credited......................................    18,420     17,705     22,049
                                                             --------   --------   --------
              Net deposit increase (decrease)..............  $(16,940)  $(11,055)  $(16,889)
                                                             ========   ========   ========


     BORROWINGS. FF Bancorp is permitted to obtain advances from the FHLB of Atlanta upon the security of the capital stock owned in the FHLB of Atlanta and certain home mortgage loans and other assets (principally, securities which are obligations of, or guaranteed by, the U.S. government or agencies thereof), provided certain standards related to credit worthiness have been met. Such advances may be made pursuant to several different credit programs. Each credit program has its own interest rate and range of maturities, and the FHLB of Atlanta prescribes the acceptable uses to which the advances pursuant to each program may be made, as well as limitations on the size of such advances. Depending on the program, such limitations are based either on a fixed percentage of FF Bancorp's thrift subsidiaries regulatory capital or their liability for shares and deposits or on the FHLB's assessment of the credit worthiness of FF Bancorp's thrift subsidiaries. The FHLB is required to review their credit limitations and standards at least once every six months. Prepayment of FHLB of Atlanta advances may incur prepayment penalties.


     At December 31, 1993, FF Bancorp had $5.0 million in FHLB advances outstanding and had no borrowings or advances outstanding at December 31, 1994.


AFFILIATES OF NEW SMYRNA BANK AND CITRUS BANK


     At December 31, 1994, New Smyrna Bank and Citrus Bank each had one affiliate (collectively "Affiliates"). New Smyrna Bank's affiliate, First Florida Agency, Inc. ("FFA") was founded in 1985 but had not carried on any business activities until 1993. Citrus Bank's affiliate, Home Assets, Inc. ("Home Assets"), was incorporated in 1972 and its last major activity prior to 1993 involved a joint venture agreement in 1986. Home Assets' only activity from 1986 until April 5, 1993 was the receipt of payments and the marketing of two remaining lots from the joint venture.


     In November, 1992 FF Bancorp expanded its financial services available to customers to include mutual funds and fixed and variable rate annuities. Because savings institutions are prohibited by law from the direct solicitation of insurance and securities products on the savings institution's premises and from entering directly into contracts with broker-dealers for such securities services, the Affiliates entered into separate Service Agreements with a third party, unaffiliated licensed broker-dealer, to sell mutual funds and variable annuities to customers of unaffiliated licensed broker-dealer, to sell mutual funds and variable annuities to customers of FF Bancorp. New Smyrna Bank and Citrus Bank, in turn, entered into separate lease agreements with licensed insurance agency to lease a portion of space at each respective branch office for the purpose of selling fixed and variable annuities. The Service Agreements require the broker-dealer to pay the Affiliates a portion of commissions received by the broker-dealer from the sale of securities. The lease agreements require the insurance agency to pay fixed lease payments to New Smyrna Bank and Citrus Bank for use of the leased premises to sell insurance. The lease payment may be adjusted on a quarterly basis. The lease agreements were entered into and effective November 30, 1992. The Service Agreements were entered into in February, 1992, but brokerage activities did not commence until April 5, 1993, after appropriate notices had been filed with the FDIC and OTS and those agencies had indicated that they had no objection to the brokerage activities.

          FF BANCORP MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL


                      CONDITION AND RESULTS OF OPERATIONS



GENERAL



     FF Bancorp is a Florida corporation which was established on May 12, 1992. FF Bancorp is a multiple thrift and one-bank holding company whose principal activity is the operation of its wholly-owned subsidiaries, New Smyrna Bank, Citrus Bank and its 98.6% owned bank holding company Key Bancshares.



     FF Bancorp became a multiple thrift holding company as a result of separate transactions. The transactions involved the reorganization of New Smyrna Bank, a federally chartered stock savings bank, and the reorganization and acquisition of Citrus Bank, a federally chartered mutual savings association. In the reorganization of New Smyrna, each of the outstanding shares of common stock of New Smyrna Bank were exchanged for shares of FF Bancorp's common stock on a one for one basis. The acquisition and reorganization of Citrus Bank resulted in Citrus Bank's conversion from a federally chartered mutual savings association to a federally chartered stock savings bank, and involved an offering by FF Bancorp of its common stock in a Subscription and Community Offering in an aggregate amount equal to the appraised value of Citrus Bank at the time of the conversion. These two transactions closed on July 8, 1992.



     On April 8, 1994, FF Bancorp acquired Key Bancshares for a combination of $1.6 million in cash and 71,142 shares of common stock. Key Bancshares is the parent company for Key Bank. Key Bank operates as a commercial bank subsidiary. The acquisition has been accounted for using the purchase method of accounting.



     FF Bancorp, for the year ended December 31, 1994, had net consolidated earnings of $6.5 million or $1.44 per share compared to $7.8 million or $1.68 per share in 1993. FF Bancorp's main business, conducted through its banking subsidiaries New Smyrna Bank, Citrus Bank and Key Bank, is to attract deposits and to invest those funds in mortgage loans for financing the purchase of real estate properties, primarily secured by owner-occupied, single family (one-to-four units) residential properties, including construction loans for such properties, and to a lesser extent, the origination of loans secured by commercial and multi-family residential real estate properties and consumer loans.



     FF Bancorp's consolidated assets amounted to $590 million as of December 31, 1994, an increase of 8% over total assets of $545 million as of December 31, 1993, the increase resulted from the acquisition of Key Bank. During the year ended December 31, 1994 net loans receivable increased $67 million or 18% to $421 million. FF Bancorp's portfolio of mortgage-backed securities decreased substantially to $17 million as of December 31, 1994 from $64 million as of December 31, 1993 because of restructuring the securities portfolio of FF Bancorp in order to reduce interest-rate risk. FF Bancorp's deposit accounts increased to $539 million as of December 31, 1994 from $490 million as of December 31, 1993, an increase of 10.0%. The increase in deposit accounts resulted from the acquisition of Key Bank reduced by a net outflow from total deposit accounts.



BANKING SUBSIDIARIES



     New Smyrna Bank was founded in 1935 as a mutual savings association and converted to a stock company on July 1, 1991. Gross proceeds from the sale of New Smyrna Bank's common stock totalled $11.5 million and after deduction of offering expenses, net proceeds amounted to $10.7 million. At December 31, 1994, New Smyrna Bank had total assets of $310.5 million, total deposits of $283.2 million and equity capital of $24.2 million. New Smyrna Bank's activities are conducted from its main office in New Smyrna Beach, Florida and its two full service branch facilities in Edgewater and New Smyrna Beach, Florida. New Smyrna Bank makes mortgage loans on real estate primarily located in Volusia County.



     Citrus Bank was founded in 1963 as a mutual savings association and converted to a stock savings bank on July 8, 1992. FF Bancorp issued 152,554 shares of its common stock in the acquisition of Citrus Bank. Gross proceeds from the offering totaled $2.4 million and, after deduction of offering expenses, net proceeds from the offering amounted to $2.1 million. At December 31, 1994, Citrus Bank had total assets of

$211.7 million, total deposits of $194.7 million and equity capital of $15.3 million. Citrus Bank conducts its business through three full service branch facilities in Crystal River, Homosassa Springs and Beverly Hills, Florida and its corporate headquarters in Inverness, Florida. Citrus Bank's primary market area for making mortgage loans is in Citrus, Hernando, and Marion Counties.



     Key Bank was founded in 1973 as a state (Florida) chartered commercial bank. Key Bank reorganized in 1982 as a subsidiary of Key Bancshares. At December 31, 1994, Key Bank had total assets of $67.2 million, total deposits of $61.8 million and equity of $4.8 million. Key Bank conducts it business through one full-service facility and its corporate headquarters in Hillsborough County. Key Bank's primary market area is in Hillsborough and Pinellas Counties.



     New Smyrna Bank and Citrus Bank are members of the Federal Home Loan Bank System and their deposit accounts are insured by the Savings Association Insurance Fund of the FDIC. Key Bank's deposits are insured by the Bank Insurance Fund of the FDIC. FF Bancorp and the FF Subsidiaries are Equal Opportunity Employers and are Equal Housing Lenders.



REGULATION AND LEGISLATION



     The operating results of FF Bancorp and its subsidiaries are affected by federal and state laws and federal regulations. As a multiple savings and loan holding company and a one-bank holding company, FF Bancorp is subject to regulation and supervision by the Office of Thrift Supervision ("OTS") under the Savings and Loan Holding Company Act, the Florida Department of Banking and Finance ("Department"), the Federal Reserve Board of Governors ("FRB") and the FDIC. In recent years, measures have been taken to reform the banking industry and to strengthen the insurance funds for depository institutions. The most significant of these measures was the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA"), which in general has had a major impact on the operation and regulation of savings associations. In 1991, a comprehensive deposit insurance and banking reform plan, the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), became law. Although the FDICIA's primary purpose is to recapitalize the Bank Insurance Fund of the FDlC, which insures the deposits of commercial banks, the FDICIA also affects the supervision and regulation of all federally insured depository institutions.



     New Smyrna Bank and Citrus Bank are subject to regulation and supervision by the OTS and the FDIC and are restricted in their dealings with companies that are affiliates of FF Bancorp under the Home Owners Loan Act and the Federal Reserve Act which were made applicable to savings associations by the FIRREA. Transactions with affiliates of savings associations are now subject to the limitations of Sections 23A, 23B and 22(h) of the Federal Reserve Act. Upon the consummation of the acquisition of Key Bancshares, FF Bancorp became a one-bank holding company with Key Bancshares as its subsidiary. FF Bancorp is also subject to regulation and supervision by the FRB under the Bank Holding Company Act and the Change in Bank Control Act.



     The FIRREA established new capital standards for savings associations which have been codified in the OTS' capital regulations. All savings associations must now meet three separate minimum capital-to-assets requirements: (i) a leverage requirement of 3% core capital to adjusted total assets; (ii) a tangible capital requirement of 1.5% tangible capital to adjusted total assets; and (iii) a risk-based capital standard of 8.0% total capital (which is defined as core and supplementary capital) to risk-weighted assets. The components of supplementary capital include cumulative perpetual preferred stock, long-term perpetual preferred stock, mandatory convertible securities, subordinated debt and intermediate preferred stock and allowance for loan and lease losses. Allowance or loan and lease losses includable in supplementary capital is limited to a maximum of 1.25%. Overall, the amount of supplementary capital counted toward total capital cannot exceed 100% of core capital. In determining the amount of risk-weighted assets, all assets, including certain off balance sheet assets, are multiplied by a risk weight of 0% to 100%, as assigned by the OTS capital regulation based on the risks OTS believes are inherent in the type of asset. The OTS has proposed to modify the core capital requirement, whereby only savings associations rated composite 1 under the OTS macro rating system would be permitted to operate with a minimum regulatory leverage ratio of 3%. For all other savings associations, the minimum core capital leverage ratio will be 3%, plus at least an additional 100 to 200 basis points.



     In August 1993, the OTS issued a final rule which sets forth the methodology for calculating an interest-rate risk component. The final interest-rate risk rule which became effective January 1, 1994 and made part of the OTS' capital regulations, adjusts the risk-weighting for certain mortgaged derivative securities. The interest-rate risk components is an amount equal to one-half of the difference between the savings association's measured interest rate risk and 2%, multiplied by the estimated economic value of the savings association's assets. The dollar amount is deducted from the savings association's total capital in calculating compliance with its risk-based capital requirement. The rule provides for a two quarter lag between the reporting date of a savings institution's financial data and the effective date for new capital requirement based on that data. Thus, the first date that the component will be deducted from total capital under the final rule will be March 31, 1995, based on the interest-rate risk component calculated using data as of September 30, 1994. The rule also provides that the Director of the OTS may waive or defer a savings association's interest-rate risk component on a case-by-case basis. At December 31, 1994, New Smyrna Bank and Citrus Bank met their respective capital requirements. The FDICIA adopted a number of new mandatory supervisory measures applicable to savings associations, as well as banks, designed to reduce the cost to the deposit funds in resolving problems presented by undercapitalized financial institutions. In addition, the federal regulatory agencies are also required to adopt and enforce final regulations prescribing standards relating to a variety of operating matters such as internal controls, information systems and external audit systems, loan documentation and credit underwriting, interest rate exposure, asset growth and quality and employee compensation.



     The FIRREA established new capital standards for state chartered nonmember banks and savings associations which have been codified in the FDIC and the OTS' capital regulations. All financial institutions must now meet three separate minimum capital-to-assets requirements: (i) a leverage requirement of 3% core capital to adjusted total asset; (ii) a tangible capital requirement of 1.5% tangible capital to adjusted total assets; and (iii) a risk-based capital standard of 8.0% total capital (which is defined as core and supplementary capital) to risk-weighted assets. The components of supplementary capital include cumulative perpetual preferred stock, long-term perpetual preferred stock, mandatory convertible securities, subordinated debt and intermediate preferred stock and allowance for loan and lease losses. Allowance or loan and lease losses includable in supplementary capital is limited to a maximum of 1.25%. Overall, the amount of supplementary capital counted toward total capital cannot exceed 100% of core capital. In determining the amount of risk-weighted assets, all assets including certain off balance sheet assets, are multiplied by a risk weight of 0% to 100%, as assigned by the FDIC and OTS capital regulations based on the risks the FDIC and the OTS believes are inherent in the type of asset.



     Both the risk-based capital guidelines and the leverage ratio are minimum requirements, applicable only to top-rated financial institutions. Institutions operating at or near these levels are expected to have well-diversified risk, excellent asset quality, high liquidity, good earnings and in general, have to be considered strong organizations, rated composite 1 under the appropriate regulatory rating system for banks and thrifts or the BOPEC rating system for bank holding companies. Institutions with lower ratings and institutions with high levels of risk or experiencing or anticipating significant growth would be expected to maintain ratios 100 to 200 basis points above the stated minimums.



LIQUIDITY AND CAPITAL RESOURCES



     New Smyrna Bank and Citrus Bank are required by OTS regulations to maintain average daily balances of liquid assets and short-term liquid assets (as defined) in amounts equal to 5% and 1%, respectively, of net withdrawable deposits and borrowings payable in one year or less to assure its ability to meet demand for withdrawals and repayment of short-term borrowings. The liquidity requirements may vary from time to time at the direction of the OTS depending upon economic conditions and deposit flows. New Smyrna Bank and Citrus Bank generally maintain a minimum liquidity ratio significantly in excess of these requirements. New Smyrna Bank's and Citrus Bank's average daily liquidity ratio for December, 1994 were 18.3% and 18.7%, respectively, and their short-term liquidity ratio at December 31, 1994 were approximately 18.3% and 18.7%, respectively. New Smyrna Bank and Citrus Bank each maintain a liquidity ratio which is higher than required levels as part of its asset and liability management strategy.



     As a state-chartered commercial bank, Key Bank is required to maintain a liquidity reserve of at least 15% of its transaction accounts and 8% of its total nontransaction accounts. The liquidity reserve may consist of cash on hand, cash on demand deposit with other correspondent banks, and other investments and short-term marketable securities as determined by the rules of the Department, such as federal funds sold and United States securities or securities guaranteed by the United States. As of December 31, 1994 Key Bank exceeded these requirements.



     During the year ended December 31, 1994, FF Bancorp's primary sources of funds consisted of principal payments on loans and mortgage-backed securities, the sale of mortgage-backed securities and net earnings. FF Bancorp used its capital resources principally to fund existing and continuing loan commitments and to fund the net outflow in deposit accounts. At December 31, 1994, FF Bancorp had commitments to originate loans totalling $8.3 million and had $6.7 million of undisbursed loans in process. Scheduled maturities of certificates of deposit during the 12 months following December 31, 1994 totalled $221.6 million as of December 31, 1994. FF Bancorp management believes that FF Bancorp has adequate resources to fund all its commitments, that substantially all of its existing commitments will be funded in 1995 and, if so desired, that it can adjust the rates on certificates of deposit to retain deposits in a changing interest rate environment.



     On December 31, 1993, FF Bancorp adopted Statement of Financial Accounting Standards No. 115 ("SFAS 115") and classified certain investment securities as available-for-sale. This resulted in a net increase in the recorded amount of investment securities by $2,698,000 and stockholders' equity by $1,673,000 net of the estimated tax effect of the unrealized gains at December 31, 1993.



     In 1994, the classification of investment securities, including mortgage-backed securities, changed significantly from December 31, 1993 to December 31, 1994. At year end 1993, investment securities totaled $75.4 million with $52.0 million classified as held-to-maturity and $23.4 million classified as available-for-sale. The changes occurred primarily at Citrus Bank, where the interest-rate risk position was a concern to management. Citrus Bank was in negative gap position, and the longer term, low yielding securities were having a negative effect on earnings in the rising interest rate environment. FF Bancorp management decided to deal with the interest-rate risk problem and the future effect on earnings by the sale of some securities and the reclassification of others to the available-for-sale category. Specifically, in addition to other normal recurring securities transactions during 1994, in the fourth quarter FF Bancorp management of FF Bancorp caused its subsidiaries to sell approximately $15,100,000 of fixed rate mortgage-backed securities from available-for-sale portfolio and approximately $12,700,000 of fixed rate mortgage-backed securities from held-to-maturity portfolio at a combined pre-tax loss of approximately $600,000. Additionally, in the fourth quarter of 1994, management of FF Bancorp decided to cause its subsidiaries to reclassify all remaining investment securities as available-for-sale. This resulted in FF Bancorp having no securities at December 31, 1994 classified as held-to-maturity and $30.1 million of investment securities classified as available-for-sale. This reclassification resulted in a net decrease in the recorded amount of stockholders' equity of $1,742,000, net of the estimated tax effect of the unrealized losses.



REGULATORY CAPITAL REQUIREMENTS



     Under OTS regulations New Smyrna Bank and Citrus Bank are required to meet three minimum regulatory capital requirements. The following is a summary of the capital requirements, the regulatory capital of New Smyrna Bank and Citrus Bank, and the amount by which the capital of each exceeds the capital requirement for each institution as of December 31, 1994:



                                           TANGIBLE             CORE               RISK-BASED
                                       ----------------   ----------------   -----------------------
                                                                                           % OF
                                                  % OF               % OF              RISK-WEIGHTED
                                       AMOUNT    ASSETS   AMOUNT    ASSETS   AMOUNT       ASSETS
                                       -------   ------   -------   ------   -------   -------------
                                                          (DOLLARS IN THOUSANDS)
    NEW SMYRNA BANK:
    Regulatory capital...............  $24,364     7.8%   $24,364     7.8%   $26,211        17.8%
    Requirement......................    4,665     1.5      9,331     3.0     11,809         8.0
                                       -------   ------   -------   ------   -------       -----
    Excess...........................  $19,699     6.3%   $15,033     4.8%   $14,402         9.8%
                                       =======   =====    =======   =====    =======   ===========
    CITRUS BANK:
    Regulatory capital...............  $15,890     7.5%   $15,890     7.5%   $17,209        16.4%
    Requirement......................    3,192     1.5      6,384     3.0      8,418         8.0
                                       -------   ------   -------   ------   -------       -----
    Excess...........................  $12,698     6.0%   $ 9,506     4.5%   $ 8,791         8.4%
                                       =======   =====    =======   =====    =======   ===========



     The FDIC requires banks to maintain a minimum leverage-capital ratio of Tier I capital (as defined) to total assets. The leverage-capital ratio ranges from 3% to 5% based on the bank's rating under the regulatory rating system. Key Bank's required leverage-capital ratio at December 31, 1994 was 4%.



     The FDIC has also adopted a risk-based capital statement of policy which imposes an additional capital standard on insured banks. Under this regulation, a bank must classify its assets and certain off-balance sheet activities into categories, and maintain specified levels of capital for each category. The amount of capital that is required is dependent upon the amount of risk attributed to each category by the FDIC. A bank must have a total risk-based capital ratio of no less than 8% and a Tier I capital to risk-weighted assets ratio of no less than 4%. Under the statement of policy, certain assets are required to be deducted from risk-based capital. Such assets include certain nonqualifying intangible assets, nonqualifying equity investments, unconsolidated banking and finance subsidiaries, investments in securities subsidiaries and reciprocal holdings of capital instruments with other banks. In addition, the FDIC may consider deducting other assets on a case-by-case basis or investments in other subsidiaries on a case-by-case basis or based on the general characteristics or functional nature of the subsidiaries.



     At December 31, 1994 a comparison of the required capital ratios to actual capital ratios of Key Bank was as follows:



                                                                       RATIOS
                                                                         OF      REGULATORY
                                                                      KEY BANK   REQUIREMENT
                                                                      --------   -----------
    Total capital to risk-weighted assets...........................    10.41%       8.00%
    Tier I capital to risk-weighted assets..........................     9.12%       4.00%
    Tier I capital to total assets -- leverage ratio................     7.36%       4.00%



     The FDICIA authorizes the FDIC to assess deposit insurance premiums based on risk. The FDIC is mandated to establish a schedule to increase the reserve ratio of the SAIF to 1.25% of insured deposits within a "reasonable period of time." The FDIC may impose higher deposit insurance premiums on SAIF members, if necessary, to achieve that ratio. The FDIC's new risk-based premium structure became effective on January 1, 1993. The deposit premiums for a savings association can range from $.23 to $.31 per $100 of deposits based upon a grouping of supervisors evaluations and capital ratios. The savings association's primary regulator makes the initial decision as to which category the savings association should come under. A savings association with lower capital and supervisory problems will be charged more for insurance with lower rates being the incentive for the savings institution to improve its financial condition and operations. Risk-based premium assessments are reviewed semi-annually. New Smyrna Bank and Citrus Bank fell into the lowest risk category for the 1994 calendar year.



     Key Bank's deposits are insured by the FDIC under the BIF Fund. The current assessment rate applicable to BIF insured deposits ranges from 23 basis points to 31 basis points. In January of 1995 the FDIC proposed a major reduction in the low end of this range. The proposed new range is from 4 basis points to 31 basis points. If adopted the new range would take effect when the FDIC has verified that the BIF reserve ratio has reached 1.25 percent of total estimated deposits. This is expected to take place between May 1 and July 31, 1995.



ASSET AND LIABILITY MANAGEMENT



     The lending activities of savings associations and community banks, have historically emphasized the origination of long-term, fixed-rate loans secured by single-family residences. The primary source of funds of such savings associations and community banks to support such activities is deposits. The deposit accounts of savings associations and community banks largely mature or are subject to repricing within a short period of time. The principal determinant of the exposure of FF Bancorp's earnings to interest rate risk is the timing difference between the repricing or maturity of FF Bancorp's interest-earning assets and the repricing or maturity of its interest-bearing liabilities.



     The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring an institution's interest rate sensitivity "gap." An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between interest-earning assets and interest-bearing liabilities maturing or repricing within a given time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds interest rate sensitive assets. During a period of rising interest rates, a negative gap would adversely affect net interest income, while a positive gap would result in an increase in net interest income. During a period of falling interest rates, a negative gap would result in an increase in net interest income, while a positive gap would adversely affect net interest income.



     In order to minimize the potential for adverse effects of material and prolonged increases in interest rates on FF Bancorp's results of operations, FF Bancorp's management has implemented and continues to monitor asset and liability management policies to better match the maturities and repricing terms of FF Bancorp's interest-earning assets and interest-bearing liabilities. Such policies have consisted primarily of: (i) emphasizing the origination of single-family residential adjustable-rate mortgage loans ("ARMs"); (ii) maintaining a stable core deposit base with a relatively high percentage of low-cost deposits; and (iii) maintaining a significant portion of liquid assets (cash and interest-bearing deposits).



     Between 1984 and 1989, FF Bancorp successfully emphasized the origination of single-family residential ARMs. However, due to the generally lower interest rates which have prevailed during the past few years, FF Bancorp's originations of ARMs has decreased since 1990, due to the preference of FF Bancorp's customers for fixed-rate residential mortgage loans. However, as a consequence of management's efforts, $23.4 million or 36.7% of the single-family residential mortgage loans originated by FF Bancorp during 1994 consisted of ARMs, a $10 million increase compared to 1993. As a result, as of December 31, 1994, $109.9 million or 30.7% of FF Bancorp's portfolio of one-to-four-family residential mortgage loans consisted of ARMs and 33.3% of FF Bancorp's total loan portfolio had adjustable interest rates.



     FF Bancorp has also maintained a relatively large portfolio of liquid assets (cash and assets maturing in one year or less) in order to reduce its vulnerability to shifts in market rates of interest. At December 31, 1994, 17.1% of FF Bancorp's total assets consisted of cash and interest-bearing deposits.



     FF Bancorp also seeks to maintain a large stable core deposit base by providing quality service to its customers without significantly increasing its cost of funds or operating expenses. The success of the Company's core deposit strategy is demonstrated by the stability of its money market deposit accounts ("MMDA"), savings accounts and negotiable order of withdrawal ("NOW") accounts, which totalled $195.2 million or 36.2% of total deposits at December 31, 1994. These accounts, bore a weighted average nominal rate of 2.35% at December 31, 1994. Management anticipates that these accounts will continue to comprise a significant portion of its deposit base.

     Although management believes that the implementation of the foregoing strategies has reduced the potential adverse effects of changes in interest rates on FF Bancorp's results of operations, any substantial and prolonged increase in market rates of interest would have an adverse impact on FF Bancorp's results of operations. Management of FF Bancorp monitors FF Bancorp's interest rate sensitivity on a quarterly basis and believes that its present gap position is appropriate for the current interest rate environment.



     The following table reflects the contractual principal repayment periods of FF Bancorp's loan portfolio at December 31, 1994.



                                                       REAL         REAL         SAVINGS
     YEARS                                            ESTATE       ESTATE      ACCOUNT AND
     ENDED                                           MORTGAGE   CONSTRUCTION   INSTALLMENT
   DECEMBER 31,                                       LOANS        LOANS          LOANS       TOTAL
- ---------------------------------------------------  --------   ------------   -----------   --------
                                                                      (IN THOUSANDS)
1995...............................................  $  6,088          765         1,596        8,449
1996...............................................    27,002          601         1,107       28,710
1997...............................................     6,082          544           425        7,051
1998-1999..........................................    12,016            7         2,876       14,899
2000-2004..........................................    31,199          187         1,074       32,460
2005-2009..........................................    61,490           15           148       61,653
2010 and thereafter................................   275,469        8,053           563      284,085
                                                     --------   ------------   -----------   --------
          Total....................................  $419,346       10,172         7,789      437,307
                                                     ========    =========     =========     ========



     Of the $428.9 million in loans due after 1995, 66.2% of such loans have fixed interest rates and 33.8% have adjustable interest rates.



INTEREST RATE SENSITIVITY



     The following table sets forth certain information relating to FF Bancorp's interest-earning assets and interest-bearing liabilities at December 31, 1994 that are estimated to mature or are scheduled to reprice within the period shown(1):



                                                      MORE THAN
                                                      ONE YEAR     MORE THAN    MORE THAN
                                          LESS THAN     TO 3       ONE YEAR       FIVE
                                          ONE YEAR      YEARS     TO 5 YEARS      YEARS      TOTAL
                                          ---------   ---------   -----------   ---------   --------
    Mortgage loans and mortgage-backed
      securities:
      First mortgage loans(2) -- Balloon
         and adjustable rate (all
         property
         types).........................  $ 115,606       1,622         124           --     117,352
      Fixed rate 1-4 dwelling units.....     53,735      83,623      62,180       52,100     251,638
      Collateralized mortgage
         obligations and REMICs.........      1,231       2,745       2,482           --       6,458
      Other residential and all
         nonresidential.................     32,435      16,187       8,998        3,762      61,382
                                          ---------   ---------   -----------   ---------   --------
              Total mortgage loans and
                mortgage-backed
                securities..............    203,007     104,177      73,784       55,862     436,830
    Consumer and other loans............      2,008       3,267       2,478           36       7,789
    Investments(3)......................     93,352       2,231       2,230        8,653     106,466
                                          ---------   ---------   -----------   ---------   --------
              Total financial assets....    298,367     109,675      78,492       64,551     551,085
    Unearned discounts and deferred loan
      fees..............................       (296)       (593)       (595)      (2,485)     (3,969)
                                          ---------   ---------   -----------   ---------   --------
              Total rate-sensitive
                assets..................    298,071     109,082      77,897       62,066     547,116
                                          ---------   ---------   -----------   ---------   --------

                                                      MORE THAN
                                                      ONE YEAR     MORE THAN    MORE THAN
                                          LESS THAN     TO 3       ONE YEAR       FIVE
                                          ONE YEAR      YEARS     TO 5 YEARS      YEARS      TOTAL
                                          ---------   ---------   -----------   ---------   --------
    Deposit accounts:
      Fixed maturity deposits...........    221,591      76,956      45,416           --     343,963
      NOW, Super NOW and other
         transaction accounts...........     24,064      22,028       5,894       13,053      65,039
      Money market deposit accounts.....     34,064       4,744       2,259        2,052      43,119
      Passbook accounts.................     14,802      22,483      14,658       35,130      87,073
                                          ---------   ---------   -----------   ---------   --------
              Total rate-sensitive
                liabilities.............    294,521     126,211      68,227       50,235     539,194
                                          ---------   ---------   -----------   ---------   --------
    GAP (repricing differences).........  $   3,550     (17,129)      9,670       11,831       7,922
                                           ========    ========    ========     ========    ========
    Cumulative GAP......................  $   3,550     (13,579)     (3,909)       7,922
                                           ========    ========    ========     ========
    Cumulative GAP/total assets.........        .70%      (2.67)%      (.77)%       1.55%
                                           ========    ========    ========     ========


- ---------------


(1) In preparing the above table, it was assumed, that: (i) adjustable-rate first mortgage single-family residential loans will prepay at a rate of 15% per year; (ii) fixed-rate first mortgage single family residential loans will prepay annually as follows:



                                                                          PREPAYMENT
                                  INTEREST RATE                           ASSUMPTION
          --------------------------------------------------------------  ----------
          Less than 8.00%...............................................      13%
          8.00% to 8.99%................................................      19%
          9.00% to 9.99%................................................      27%
          10.00% to 10.99%..............................................      33%
          11.00% and above..............................................      37%



     (iii) second mortgage loans will prepay at a rate of 18% per year; (iv) all other loans will prepay at a rate of 12% per year; (v) fixed maturity deposits will not be withdrawn prior to maturity; and (vi) passbook, money market deposit and NOW accounts will decay at the following rates:



                                                                  OVER ONE     OVER 3
                                                       ONE YEAR   THROUGH 3   THROUGH 5
                                                       OR LESS      YEARS       YEARS     THEREAFTER
                                                       --------   ---------   ---------   ----------
    Passbook accounts................................     17%         17%         16%         14%
    Money market deposit accounts....................     79%         31%         31%         31%
    NOW accounts.....................................     37%         32%         17%         17%



     The above assumptions utilized are annual percentages based on remaining balances and should not be regarded as indicative of the actual prepayments and withdrawals that may be experienced by FF Bancorp. Moreover, certain shortcomings are inherent in the analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different manners to changes in market interest rates. Also, interest rates on certain types of assets and liabilities may fluctuate in advance of or lag behind changes in market interest rates. Additionally, certain assets, such as ARM loans, have features that restrict changes in interest rates on a short-term basis and over the life of the assets. Moreover, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the table.


(2) Does not include nonaccrual loans.


(3) Consists of interest-bearing deposits, Federal Funds Sold, FHLB stock and investment securities.



CREDIT RISK



     FF Bancorp's primary business is lending on residential real estate and to a lesser extent on commercial real estate. That activity entails potential loan losses, the magnitude of which depend on a variety of economic factors affecting borrowers which are beyond the control of FF Bancorp. While FF Bancorp has instituted underwriting guidelines and credit review procedures to protect FF Bancorp from avoidable credit losses, some losses will inevitably occur.



RESULTS OF OPERATIONS



     The operating results of FF Bancorp depend primarily on its net interest income, which is the difference between interest income on interest-earning assets, primarily single-family residential loans, and interest expense on interest-bearing liabilities, consisting primarily of deposits. Net interest income is determined by (i) the difference between yields earned on interest-earning assets and rates paid on interest-bearing liabilities ("interest rate spread") and (ii) the relative amounts of interest-earning assets and interest-bearing liabilities. FF Bancorp's interest rate spread is affected by regulatory, economic and competitive factors that influence interest rates, loan demand and deposit flows. In addition, FF Bancorp's net earnings are also affected by the level of nonperforming loans and real estate owned, as well as the level of its noninterest income, including loan related fees, and its noninterest expenses, such as salaries and employee benefits, occupancy and equipment costs and provisions for losses on real estate owned and income taxes.



     The following table sets forth, for the periods indicated, information regarding (i) the total dollar amount of interest and dividend income of FF Bancorp from interest-earning assets and the resultant average yields; (ii) the total dollar amount of interest expense on interest-bearing liabilities and the resultant average costs; (iii) net interest/dividend income; (iv) interest rate spread; (v) net interest margin.



                                            1994                              1993                              1992
                               ------------------------------    ------------------------------    ------------------------------
                                          INTEREST    AVERAGE               INTEREST    AVERAGE               INTEREST    AVERAGE
                               AVERAGE       AND      YIELD/     AVERAGE       AND      YIELD/     AVERAGE       AND      YIELD/
                               BALANCE    DIVIDENDS    RATE      BALANCE    DIVIDENDS    RATE      BALANCE    DIVIDENDS    RATE
                               --------   ---------   -------    --------   ---------   -------    --------   ---------   -------
                                                                     (DOLLARS IN THOUSANDS)
Interest-earning assets:
  Loans......................  $399,968    $33,852      8.46%    $345,037    $30,500      8.84%    $346,550    $32,996      9.52%
  Mortgage-backed
    securities...............    51,973      3,982      7.66%      82,925      6,029      7.27%      96,615      7,708      7.98%
  Investment securities......    20,379      1,187      5.82%       9,946        672      6.76%      10,218        709      6.94%
  Other interest-earning
    assets(1)................    86,510      3,748      4.33%      81,101      2,545      3.14%      68,186      2,461      3.61%
                               --------   ---------              --------   ---------              --------   ---------
      Total interest-earning
        assets...............   558,830     42,769      7.65%     519,009     39,746      7.66%     521,569     43,874      8.41%
                                          ---------                         ---------                         ---------
Noninterest-earning assets...    26,979                            27,587                            26,525
                               --------                          --------
      Total assets...........  $585,809                          $546,596                          $548,094
                               ========                          ========                          ========
Interest-bearing liabilities:
  NOW and money market
    accounts.................    92,216      1,873      1.97%      85,089      2,094      2.46%      68,642      2,219      3.23%
  Passbook...................    91,110      2,753      3.02%      88,107      2,311      2.62%      79,142      2,757      3.48%
  Certificates of deposit....   338,076     15,239      4.55%     319,476     14,970      4.69%     354,853     20,167      5.68%
                               --------   ---------              --------   ---------              --------   ---------
      Total deposit
        accounts.............   521,402     19,865      3.81%     492,672     19,375      3.93%     502,637     25,143      5.00%
  Borrowed funds.............       426         21      4.93%       5,000        276      5.50%       4,588        255      5.56%
                               --------   ---------              --------   ---------              --------   ---------
      Total interest-bearing
        liabilities..........   521,828     19,886      3.81%     497,672     19,651      3.95%     507,225     25,398      5.01%
                                          ---------                         ---------                         ---------
Noninterest-bearing
  liabilities................    19,224                            10,856                             9,711
Retained earnings and
  stockholders' equity.......    44,757                            38,068                            31,158
                               --------                          --------                          --------
      Total liabilities and
        retained earnings and
        stockholders'
        equity...............  $585,809                          $546,596                          $548,094
                               ========                          ========                          ========
Net interest/dividend
  income.....................              $22,883                           $20,095                           $18,476
                                          ========                          ========                          ========
Interest rate spread(2)......                           3.84%                             3.71%                             3.40%
                                                      ======                            ======                            ======
Net interest margin(3).......                           4.09%                             3.87%                             3.54%
                                                      ======                            ======                            ======
Ratio of average
  interest-earning assets to
  average interest-bearing
  liabilities................                           1.07                              1.04                              1.03
                                                      ======                            ======                            ======


- ---------------


(1) Includes interest-bearing deposits and stock in FHLB of Atlanta.

(2) Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.


(3) Net interest margin is net income dividend by average interest-earning assets.



     The following table sets forth certain information regarding changes in interest income and interest expense of FF Bancorp for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in rate (change in rate multiplied by prior volume), (ii) changes in volume (change in volume multiplied by prior rate) and (iii) changes in rate-volume (change in rate multiplied by change in volume).



                                                               INCREASE (DECREASE) DUE TO
                                                       ------------------------------------------
                                                                               RATE/
                                                        RATE       VOLUME      VOLUME      TOTAL
                                                       -------     -------     ------     -------
                                                       (IN THOUSANDS)
YEAR ENDED DECEMBER 31, 1994 VS. 1993:
  Interest-earning assets:
  Loans receivable (1).............................    $(1,297)      4,856      (207)       3,352
  Mortgage-backed securities.......................        324      (2,250)     (121)      (2,047)
  Investment securities............................        (93)        705       (97)         515
  Other interest-earning assets (2)................        969         169        65        1,203
                                                       -------     -------     ------     -------
       Total.......................................        (97)      3,480      (360)       3,023
                                                       -------     -------     ------     -------
Interest-bearing liabilities:
  Deposit accounts:
     NOW and money market..........................       (420)        249       (50)        (221)
     Passbook......................................        351          79        12          442
     Certificates of deposit.......................       (441)        731       (21)         269
                                                       -------     -------     ------     -------
       Total deposit accounts......................       (510)      1,059       (59)         490
  Borrowed funds...................................       (262)        150      (143)        (255)
                                                       -------     -------     ------     -------
       Total.......................................       (772)      1,209      (202)         235
                                                       -------     -------     ------     -------
  Net change in net interest income before
     provision for loan losses.....................    $   675       2,271      (158)       2,788
                                                       =======     =======     ======     =======
YEAR ENDED DECEMBER 31, 1993 VS. 1992:
Interest-earning assets:
  Loans receivable (1).............................    $(2,362)       (144)       10       (2,496)
  Mortgage-backed securities.......................       (684)     (1,092)       97       (1,679)
  Investment securities............................        (19)        (19)        1          (37)
  Other interest-earning assets (2)................       (321)        466       (61)          84
                                                       -------     -------     ------     -------
       Total.......................................     (3,386)       (789)       47       (4,128)
                                                       -------     -------     ------     -------
Interest-bearing liabilities:
  Deposit accounts:
     NOW and money market..........................       (530)        532      (127)        (125)
     Passbook......................................       (681)        312       (77)        (446)
     Certificates of deposit.......................     (3,539)     (2,011)      353       (5,197)
                                                       -------     -------     ------     -------
       Total deposit accounts......................     (4,750)     (1,167)      149       (5,768)
  Borrowed funds...................................         (2)         23        --           21
                                                       -------     -------     ------     -------
       Total.......................................     (4,752)     (1,144)      149       (5,747)
                                                       -------     -------     ------     -------
  Net change in net interest income before
     provision for loan losses.....................    $ 1,366         355      (102)       1,619
                                                       =======     =======     ======     =======


- ---------------


(1) Does not include interest on loans 90 days or more past due.


(2) Includes interest-bearing deposits and stock in the FHLB of Atlanta.

COMPARISON OF YEARS ENDED DECEMBER 1994 AND 1993



  General



     Net earnings for the year ended December 31, 1994 were $6.5 million or $1.44 per share compared to earnings before the cumulative effect of the change in accounting principle of $7.0 million or $1.50 per share for 1993. The decrease in earnings was primarily due to an increase in provision for loan loss, and an increase in noninterest expense partially offset by an increase in net interest income. Effective January 1, 1993, FF Bancorp adopted Statement of Financial Accounting Standards ("SFAS") 109 relating to the method of accounting for income taxes. The cumulative effect on years ending prior to January 1, 1993 amounted to $824,000 or $.18 per share.



  Interest Income and Expense



     Interest income increased $3.0 million or 7.6% to $42.8 million for the year ended December 31, 1994. Interest on loans increased $3.4 million due to an increase in the average balance of the loan portfolio, partially offset by a decrease in the weighted average yield from 8.84% during the year ended December 31, 1993, to 8.46% during the year ended December 31, 1994. The average balance increased primarily because of the acquisition of Key Bank during 1994. Interest on mortgage-backed securities decreased $2.0 million due primarily to a decrease in the average amounts invested in these securities during 1994 compared to 1993.



     Interest expense on deposit accounts increased from $19.4 million for the year ended December 31, 1993, to $19.9 million for the year ended December 31, 1994. This increase was the result of an increase in the average balance of deposit accounts due to acquisition of Key Bank during 1994, partially offset by a decrease in rates paid on deposit accounts.



  Provision for Loan Losses



     The provision for loan losses is charged to earnings to bring the total allowance to a level deemed appropriate by management and is based upon historical experience, the volume and type of lending conducted by FF Bancorp, industry standards, the amount of nonperforming loans, general economic conditions, particularly as they relate to FF Bancorp's market areas, and other factors related to the collectibility of FF Bancorp's loan portfolio. The provision for loan losses increased from $.2 million for the year ended December 31, 1993, to $1.9 million during 1994. The allowance for loan losses increased from $2.7 million at December 31, 1993, to $6.0 million at December 31, 1994. The increase is due to the acquisition of Key Bank and to the adoption of a new loan loss policy. Management has adopted a uniform (for all financial institutions it operates) and more stringent method of determining these allowances including a more aggressive and more standardized approach to grading loans as well as using standard factors for calculating estimated losses on nonclassified loans. Management has made this change effective December 31, 1994 and has reported the effect of this change in the fourth quarter of 1994. This change resulted in an provision of $1.9 million recorded in the fourth quarter of 1994. While management believes that its allowance for loan losses is adequate as of December 31, 1994, future adjustments to FF Bancorp's allowance for loan losses may be necessary if economic conditions differ substantially from the assumptions used in making the initial determination.



  Noninterest Expense



     Total noninterest expense increased $2.3 million to $12.1 million for the year ended December 31, 1994. Most categories of noninterest expenses increased and the increase was primarily due to the acquisition of Key Bank during 1994.



  Income Tax Provision



     The income tax provision decreased from $4.3 million for the year ended December 31, 1993 (an effective rate of 38%) to $3.3 million (an effective rate of 34%) for 1994. The decrease the effective rate was due to a favorable resolution of income taxes which were previously provided for.

COMPARISON OF YEARS ENDED DECEMBER 1993 AND 1992



  General



     Net earnings for the year ended December 31, 1993 were $7.8 million or $1.68 per share. Earnings before the cumulative effect of the change in accounting principle were $7.0 million or $1.50 per share compared to net earnings of $5.5 million or $1.24 per share for 1992. The increase in earnings was primarily due to an increase in net interest income and a decrease in the provision for loan loss, partially offset by an increase in the provision for income taxes. Effective January 1, 1993, FF Bancorp adopted SFAS 109 relating to the method of accounting for income taxes. The cumulative effect on years ending prior to January 1, 1993 amounted to $824,000 or $.18 per share.



  Interest Income and Expense



     Interest income decreased $4.1 million or 9.4% to $39.7 million during the year ended December 31, 1993. Interest on loans decreased $2.5 million due to a decrease in the weighted average yield from 9.52% during the year ended December 31, 1992 to 8.84% during the year ended December 31, 1993 and a decrease in the average loan portfolio balance. Interest on mortgage-backed securities decreased $1.7 million due primarily to a decrease in the average amounts invested in these securities during 1993 compared to 1992.



     Interest expense on deposit accounts decreased from $25.1 million for the year ended December 31, 1992 to $19.4 million for the year ended December 31, 1993. This decrease was the result of a decrease in rates paid on deposit accounts and a decrease in the average balance of deposit accounts.



  Provision for Loan Losses



     The provision for loan losses is charged to earnings to bring the total allowance to a level deemed appropriate by management and is based upon historical experience, the volume and type of lending conducted by FF Bancorp, industry standards, the amount of nonperforming loans, general economic conditions, particularly as they relate to FF Bancorp's market areas, and other factors related to the collectibility of FF Bancorp's loan portfolio. The provision for loan losses decreased from $1.0 million for the year ended December 31, 1992 to $.2 million during 1993. The allowance for loan losses increased from $2.6 million at December 31, 1992 to $2.7 million at December 31, 1993. While management believes that its allowance for loan losses is adequate as of December 31, 1993, future adjustments to FF Bancorp's allowance for loan losses may be necessary if economic conditions differ substantially from the assumptions used in making the initial determination.



  Noninterest Expense



     Total noninterest expense increased $.2 million for the year ended December 31, 1993 from the year ended December 31, 1992. Compensation increased $488,000 primarily as a result of regular merit salary increases and additional personnel required to provide expanded services. This increase in compensation expense was offset by decreases in professional fees as well as a decrease in the loss on real estate operations.



  Income Tax Provision



     The income tax provision increased from $3.3 million for the year ended December 31, 1992 (an effective rate of 37.5%) to $4.3 million (an effective rate of 37.9%) for 1993.



STOCK REPURCHASE PROGRAM



     On June 30, 1993, FF Bancorp's Board of Directors authorized management to develop a Stock Repurchase Program ("Program") which allows FF Bancorp to acquire its outstanding common stock in the open market. Under the Program, FF Bancorp was limited to repurchasing no more than 5% of FF Bancorp's publicly held shares during any six month period. During 1993, FF Bancorp purchased 24,000 shares for $295,000 at an average purchase price per share of $12.32. In October, 1994 the Board of Directors of FF

Bancorp adopted the 1994 Stock Repurchase Plan. No shares have been purchased under the Plan, and none are expected to be purchased.



     On June 30, 1993, FF Bancorp's Board of Directors authorized management to develop a Stock Repurchase Program ("Program") which allows FF Bancorp to acquire its outstanding common stock in the open market, under the Program, FF Bancorp was limited to repurchasing no more than 5% of FF Bancorp's publicly held shares during any six month period. During 1993, FF Bancorp purchased 24,000 shares for $295,000 or average purchase price per share of $12.32. In October, 1994 the Board of Directors of FF Bancorp adopted the 1994 Stock Repurchase Plan. No shares have been purchased under the plan, and none are expected to be purchased.



IMPACT OF INFLATION AND CHANGING PRICES



     The financial statements and related data presented herein have been prepared in accordance with GAAP, which requires the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, substantially all of the assets and liabilities of FF Bancorp are monetary in nature because of the FF Banking Subsidiaries. As a result, interest rates have a more significant impact on FF Bancorp's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates.



FUTURE ACCOUNTING REQUIREMENTS



     In November 1992, the FASB issued SFAS No. 112, "Employers' Accounting for Postemployment Benefits Other Than Pensions," which requires employers to accrue the cost of certain benefits to former or inactive employees when it is probable that a liability for such costs has been incurred and the amount can be reasonably estimated. FF Bancorp expects to adopt this Statement in 1995. FF Bancorp is still evaluating the standard to determine its impact on annual operating expense and reviewing the appropriate method and timing for implementation. However, based on a preliminary assessment, FF Bancorp believes adoption of the Statement will not significantly affect future operating expenses as FF Bancorp does not currently provide post-employment benefits.



     In May 1993, FASB issued SFAS No. 114 which addresses the accounting by creditors for impairment of certain loans. It requires that impaired loans that are within the scope of this Statement be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. This Statement applies to FF Bancorp's financial statements for 1995. Management does not anticipate this Statement will have a material impact on FF Bancorp.

                            FF BANCORP SHAREHOLDERS



PRINCIPAL SHAREHOLDERS



     The following table sets forth the beneficial owners of FF Bancorp's only outstanding class of stock, (voting common stock, $.01 par value) who to FF Bancorp's knowledge own beneficially more than five percent (5%) of FF Bancorp's outstanding common stock as of December 31, 1994. The table also indicates the number and percentage of total outstanding shares of First Bancorp common stock which such persons would own if they receive .825 First Bancorp shares in the merger in exchange for each share of their FF Bancorp stock, assuming 3,885,050 shares of First Bancorp common stock will be issued in exchange for 4,709,151.8 FF Bancorp shares, which includes 28,254.8 shares to be issued prior to the merger pursuant to exercise of options.



                                                         FF BANCORP               FIRST BANCORP STOCK
                                                        COMMON STOCK              AS RESULT OF MERGER
                                                 --------------------------     -----------------------
                                                  AMOUNT &                       AMOUNT &
                                                 NATURE OF                      NATURE OF
                                                 BENEFICIAL       PERCENT       BENEFICIAL     PERCENT
               NAME AND ADDRESS                  OWNERSHIP      OF CLASS(1)     OWNERSHIP      OF CLASS
- -----------------------------------------------  ----------     -----------     ----------     --------
Charles H. Byrd................................     258,164         5.52%          212,985       1.04%
900 N. Dixie Freeway
New Smyrna Beach, FL 32168
First Manhattan Co.(2).........................     392,375         8.38           323,709       1.60
437 Madison Avenue
New York, New York 10022
Frances R. Ford................................     287,508(3)      6.14           237,194       1.16
900 N. Dixie Freeway
New Smyrna Beach, FL 32168
Tildon W. Smith................................   292,758.7(4)      6.18        241,525.65(4)    1.18
3217 Country Club Drive
Valdosta, Georgia 31602


- ---------------


(1) Percentage based upon 4,680,897 shares of common stock outstanding, except for Tildon W. Smith where 4,736,960.7 shares (as if outstanding) was used which includes 56,063.7 shares subject to options held by Mr. Smith, which options will be converted to First Bancorp options.


(2) First Manhattan Co. is the general partner of and investment adviser to First Save Associates, L.P. and Second First Save Associates, L.P.


(3) Since the table is as of December 31, 1994, the number of shares shown for Mrs. Ford includes an aggregate of 40,000 shares sold by her in January and March, for personal financial reasons.


(4) Amount includes 56,063.7 shares subject to purchase by Mr. Smith pursuant to stock options granted by FF Bancorp to Mr. Smith, which options will be converted to options to purchase 46,252.6 shares of First Bancorp stock as a result of the merger.



SHARES OF MANAGEMENT



     The directors and officers of FF Bancorp and the common stock of FF Bancorp beneficially owned by them as of December 31, 1994, are set forth in the following table. The table also indicates the number and percentages of total outstanding shares of First Bancorp common stock which such persons would own if they receive .825 First Bancorp shares in the merger in exchange for each share of their FF Bancorp stock, assuming 3,885,000 shares of First Bancorp common stock will be issued.

                                              FF BANCORP                           FIRST BANCORP STOCK
                                             COMMON STOCK                         AS A RESULT OF MERGER
                                 -------------------------------------     -----------------------------------
                                         NUMBER                                    NUMBER
                                       OF SHARES              PERCENT            OF SHARES            PERCENT
       NAME AND OFFICE           BENEFICIALLY OWNED(1)        OF CLASS       BENEFICIALLY OWNED       OF CLASS
- -----------------------------    ----------------------       --------     ----------------------     --------
Frances R. Ford..............           287,508  (2)             6.14%            237,194                1.16%
  Director, Chairman of the
  Board, President and Chief
  Executive Officer
Charles H. Byrd..............           258,164                  5.52             212,985                1.04
  Director, Vice Chairman of
  the Board and Vice
  President
James E. Tumblin.............            33,000                   .70              27,225                 .13
  Director
Fred J. Faust (3)............               640                   .01                 528                  --
  Director
Cyril Marchinton.............            13,200                   .28              10,890                 .05
  Director
Raymond H. Hester............            32,992                   .70              27,218                 .13
  Director
Tildon W. Smith..............           292,758.7(4)             6.18             241,525.6(4)           1.18
  Executive Vice President
All Directors and Executive
  Officers as a group (Nine
  individuals)...............           937,333  (4)            19.78%            798,608  (4)           3.90%


- ---------------


(1) "Beneficial ownership of common stock" includes: stock held in joint tenancy; stock owned as tenants in common; and stock owned or held by a spouse or other member of the individual's household. Each person or relative of such person whose shares are included herein, exercises sole (or shared with spouse or other relative) voting and dispositive power as to the shares reported.


(2) Since the table is as of December 31, 1994, the number of shares shown for Mrs. Ford includes an aggregate of 40,000 shares sold by her in January and March, 1995 for personal financial reasons.


(3) Mr. Faust has resigned from the FF Bancorp Board of Directors in November 1994, due to his health.


(4) Amount includes 56,063.7 shares subject to purchase by Mr. Smith pursuant to stock options granted by FF Bancorp to Mr. Smith, which options will be converted to options to purchase 46,252.6 shares of First Bancorp stock as a result of the merger.

                 MANAGEMENT OF FIRST BANCORP AND FNB SUBSIDIARY

     Information, with respect to each person who will serve as a director or an executive officer of First Bancorp after the consummation of the Merger Plan, set forth in First Bancorp's Annual Report on Form 10-K for the year ended December 31, 1993, and also set forth in First Bancorp's 1994 Annual Meeting Proxy Statement, is hereby incorporated herein by reference. A copy of First Bancorp's 1994 Annual Meeting Proxy Statement accompanies this Proxy Statement.

     Under the Merger Plan, First Bancorp has agreed to appoint Charles H. Byrd, Vice Chairman of FF Bancorp, and Tildon W. Smith, Executive Vice President of FF Bancorp, to the Board of Directors of First Bancorp at the first scheduled Board Meeting following consummation of the merger.


     Charles H. Byrd serves as Vice Chairman of the Board of Directors of FF Bancorp and as President of New Smyrna Bank. He is 56 years of age and has served as an officer and director of New Smyrna Bank since 1973 and as an officer and director of FF Bancorp since its formation in 1992.


     Tildon W. Smith was appointed as Executive Vice President of FF Bancorp on July 9, 1992. Mr. Smith oversees stockholder relations, corporate strategic planning, development of new bank products and asset management for FF Bancorp. Prior to his association and employment with FF Bancorp and New Smyrna Bank, Mr. Smith served as Senior Financial Advisor for Synovus Securities, Inc., a wholly owned subsidiary of Synovus Financial Corp. from August, 1990 to February, 1992. From August, 1989 until August, 1990, Mr. Smith was President and Chief Executive and Operating Officer of Nature Preserves of America, a Florida resort. From 1981 to August 1989, Mr. Smith was a Vice President and Senior Securities Trader with First Wachovia of Atlanta.

     Upon consummation of the merger, the Board of Directors of FNB Subsidiary will be comprised of Peter D. Miller, President of First Bancorp, Charles H. Byrd, Vice Chairman of FF Bancorp and President of New Smyrna Bank, and Tildon
W. Smith, Executive Vice President of FF Bancorp. Peter D. Miller also serves as President of FNB Subsidiary. C. Talmadge Garrison, Senior Vice President, Secretary and Treasurer of First Bancorp, serves as Secretary and Treasurer of FNB Subsidiary. Upon consummation of the merger, Tildon W. Smith will serve as Vice President and Assistant Secretary of FNB Subsidiary.

                              DESCRIPTION OF STOCK

FIRST BANCORP


     Under First Bancorp's Articles of Incorporation, it is authorized to issue up to 30,000,000 shares of common stock, $1.00 par value per share. As of December 31, 1994, there were 16,540,495 shares of common stock issued and outstanding, all of which shares were duly authorized, validly issued, fully paid and non-assessable. The shares of common stock which will be issued in connection with the Merger Plan will be validly issued, fully paid and non-assessable.


     Holders of First Bancorp common stock are entitled to dividends when, as, and if declared by the corporation's Board of Directors out of funds legally available therefor.


     All voting rights are vested in the holders of First Bancorp common stock, each share being entitled to one vote except in the election of directors. The shares of common stock of First Bancorp have cumulative voting rights in the election of directors. The cumulative voting rights for the election of directors of First Bancorp were derived from the Articles of Incorporation and Bylaws of The First National Bank of Gainesville, when First Bancorp was formed as a one-bank holding company. Cumulative voting rights have the effect of giving minority interests a greater chance to elect a director to the Board of Directors of First Bancorp and might help preclude a takeover by spreading control of the Board among a greater number of shareholders. There are no other provisions in First Bancorp's Articles of Incorporation or Bylaws which have an anti-takeover effect.

     Holders of the common stock of First Bancorp do not have preemptive rights to subscribe for additional shares of common stock issued by First Bancorp. The common stock has no redemption, sinking fund or right of conversion provisions applicable thereto.

     For additional information see "EFFECT OF MERGER ON SHAREHOLDERS."

FF BANCORP


     FF Bancorp is authorized by its Articles of Incorporation to issue up to 5,000,000 shares of common stock, $.01 par value per share, and 2,500,000 shares of preferred stock, $.01 par value per share. As of December 31, 1994, there were 4,680,897 shares validly issued and outstanding and no shares of preferred stock outstanding, and there were outstanding employee stock options to purchase 84,318.5 shares of common stock. The outstanding shares of common stock are fully paid and non-assessable.


     Holders of FF Bancorp common stock are entitled to dividends when, as, and if, declared by the corporation's Board of Directors out of funds legally available therefor.

     All voting rights are vested in the holders of FF Bancorp common stock, each share being entitled to one vote. The shares do not have cumulative voting rights in the election of directors.

     Holders of common stock of FF Bancorp do not have preemptive rights to subscribe for additional shares of common stock issued by FF Bancorp. The common stock has no redemption, sinking fund or right of conversion provisions applicable thereto.


     Certain provisions of FF Bancorp Articles and FF Bancorp Bylaws may have the effect of preventing, discouraging or delaying any change in control of FF Bancorp. The authority of the FF Bancorp Board to issue FF Bancorp preferred stock with such rights and privileges, including voting rights, as it may deem appropriate may enable the FF Bancorp Board to prevent a change in control despite a shift in ownership of the FF Bancorp Common Stock. In addition, FF Bancorp Board's power to issue additional shares of FF Bancorp common stock may help delay or deter a change in control by increasing the number of shares needed to gain control. The following provisions in FF Bancorp Articles and FF Bancorp Bylaws also may deter any change in control of FF Bancorp.


     The FF Bancorp Board is divided into three classes, each serving three-year terms, so that approximately one-third of the directors of FF Bancorp are elected at each annual meeting of the shareholders of FF Bancorp. Classification of the FF Bancorp Board has the effect of decreasing the number of directors that could be elected in a single year by any person who seeks to elect its designees to a majority of the seats on the FF Bancorp Board and thereby could impede a change in control of FF Bancorp.


     The FF Bancorp Bylaws provide that a director of FF Bancorp may be removed from the Board of Directors prior to the expiration of his or her term only for cause by the affirmative vote of the holders of 60% of the shares of FF Bancorp common stock then entitled to vote at an election of directors. In the absence of this provision, a simple majority of the holders of FF Bancorp common stock could effect the director's removal.



     The FF Bancorp Articles prohibit any person (including any business entity or group acting in concert) from offering to acquire or acquiring more than 10% of the outstanding shares of any class of equity securities of FF Bancorp for five years following incorporation. FF Bancorp Articles also provide that all equity securities beneficially owned by any person in excess of 10% of any class of equity securities during the five-year period of the restriction shall be considered "excess shares", and that excess shares shall not be counted as voting shares in connection with any matters submitted to the stockholders for a vote. The terms "person", "offer", "acquire" and "group acting in concert" are broadly defined in FF Bancorp Articles to prevent circumvention of the 10% restriction. This limitation, however, will not apply to the purchase of shares by underwriters in connection with a public offering. As long as it is in effect, such provision may have the effect of preventing a hostile acquisition of FF Bancorp.



     Special meetings of stockholders of FF Bancorp may be called only by the Board of Directors of FF Bancorp. The FF Bancorp Articles also provides that any action required or permitted to be taken by the stockholders of FF Bancorp may be taken only at an annual or special meeting and prohibits stockholder action by written consent in lieu of a meeting.


     The FF Bancorp Articles require the approval of the holders of at least 60% of FF Bancorp's outstanding shares of voting stock to approve certain "Business Combinations", as defined therein, and related transactions. Under the FF Bancorp Articles, the approval of at least 60% of the outstanding voting stock is required in connection with any transaction involving an Interested Stockholder (as defined below), except approval by only a majority vote is required (i) in cases where the proposed transaction has been approved in advance by a majority of those members of FF Bancorp's Board who are unaffiliated with the Interested Stockholder and were directors prior to the time when the Interested Stockholder became an Interested Stockholder and (ii) if the proposed transaction meets certain conditions set forth therein which are designed to afford the shareholders a fair price in consideration for their shares in which cases approval of only a majority of the outstanding shares of voting stock is required. The term "Interested Stockholder" is defined to include any individual, corporation, partnership or other entity (other than FF Bancorp or its subsidiaries) which owns beneficially or controls, directly or indirectly, 10% or more of the outstanding shares of voting stock of FF Bancorp. This provision of FF Bancorp Articles applies to any "Business Combination", which is defined to include (i) any merger or consolidation of FF Bancorp or any of its subsidiaries with or into any Interested Stockholder or Affiliate (as defined in the FF Bancorp Articles) of an Interested Stockholder; (ii) any sale, lease, exchange, mortgage, transfer, or other disposition to or with any Interested Stockholder or Affiliate of 25% or more of the assets of FF Bancorp or combined assets of FF Bancorp and its subsidiaries; (iii) the issuance or transfer of any securities of FF Bancorp in exchange for any assets, cash or securities the value of which equals or exceeds 25% of the fair market value of the common stock; (iv) the adoption of any plan for the liquidation or dissolution of FF Bancorp proposed by or on behalf of any Interested Stockholder or Affiliate thereof; and (v) any reclassification of securities, recapitalization, merger or consolidation of FF Bancorp which has the effect of increasing the proportionate shares of FF Bancorp common stock or any class of equity or convertible securities of FF Bancorp owned directly or indirectly, by an Interested Stockholder or Affiliate thereof.



     The FF Bancorp Articles further provide that the Board of Directors of FF Bancorp, when evaluating any offer of another "Person", as defined therein, to
(i) make a tender or exchange offer for any equity security of FF Bancorp, (ii) merge or consolidate FF Bancorp with another corporation or entity or (iii) purchase or otherwise acquire all or substantially all of the properties and assets of FF Bancorp, may, in connection with the exercise of its judgment in determining what is in the best interests of FF Bancorp, the FF Banking Subsidiaries and the stockholders, give due consideration to all relevant factors, including, without limitation, the social and economic effects of acceptance of such offer on the FF Banking Subsidiaries' customers and the present and future account holders, borrowers and employees; on the communities in which FF Bancorp and the FF Banking Subsidiaries operate or are located; and on the ability of FF Bancorp to fulfill its corporate objectives as a thrift holding company and on the ability of the FF Banking Subsidiaries to fulfill the objectives of federally chartered stock savings banks under applicable statutes and regulations. By having these standards in FF Bancorp Articles, the Board of Directors may be in stronger position to oppose such a transaction if the Board concludes that the transaction would not be in the best interests of FF Bancorp, even if the price offered is significantly greater than the then market price of any equity security of FF Bancorp.



     Amendments to FF Bancorp Articles must be approved by a majority vote of its Board of Directors and also by a majority of the outstanding shares of its voting stock, provided, however, that an affirmative vote of at least 60% of the outstanding voting stock entitled to vote (after giving effect to the provision limiting voting provisions) relating to approval of certain business combinations, calling special meetings, the amendment of FF Bancorp Bylaws and FF Bancorp Articles. FF Bancorp Bylaws may be amended by the Board of Directors, or by a vote of a majority of the total votes eligible to be voted at a duly constituted meeting of stockholders.



     The FF Bancorp Bylaws also require a stockholder who intends to nominate a candidate for election to the Board of Directors, or to raise new business at a stockholder meeting to give not more than 60 days nor less than 10 days advance notice to the Secretary of FF Bancorp. The notice provision requires a stockholder who desires to raise new business to provide certain information to FF Bancorp concerning the nature of the new business, the stockholder wishing to nominate any person for election as a director must provide FF Bancorp with certain information concerning the nominee and the proposing stockholder.


     Certain provisions of FF Bancorp's 1992 Key Employee Stock Compensation Program adopted by FF Bancorp provide or accelerate benefits to participants in the event of a change in control of FF Bancorp. In addition, FF Bancorp, New Smyrna Bank, Citrus Bank and Key Bank have entered into agreements with certain key officers which provide such officers with additional payments and benefits if such officers are terminated in connection with a change in control of FF Bancorp or the FF Subsidiaries.



                                    EXPERTS



     The consolidated financial statements of First National Bancorp and subsidiaries (collectively, "First National Bancorp") as of December 31, 1994 and 1993, and for each of the years in the three-year period ended December 31, 1994, incorporated by reference herein, have been so incorporated by reference herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP covering the December 31, 1994 consolidated financial statements of First National Bancorp refers to a change in the accounting for income taxes in 1993 to adopt the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," refers to a change in the accounting for investment securities at December 31, 1993 to adopt the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and also refers to a change in the accounting for post-retirement benefits other than pensions in 1993 to adopt the provisions of Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Post-Retirement Benefits Other than Pensions."



     The consolidated financial statements of FF Bancorp, Inc. and subsidiaries as of December 31, 1994 and 1993, and for each of the years in the three-year period ended December 31, 1994, included herein have been included herein in reliance upon the report of Hacker, Johnson, Cohen & Grieb, independent auditors, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.


                                 LEGAL OPINION


     The legality of the shares of common stock of First Bancorp to be issued in the merger and certain other legal matters in connection with the merger will be passed upon by Stewart, Melvin & Frost, Attorneys-at-Law, Sixth Floor, Hunt Tower, 200 Main Street, Gainesville, Georgia 30501. W. Woodrow Stewart is a partner in said firm and is a stockholder and director of First Bancorp and a director of The First National Bank of Gainesville. J. Kenneth Nix is also a partner in said firm and is a stockholder and director of First Bancorp and a director of First National Bank of White County. In addition, certain partners and associates of Stewart, Melvin & Frost, including those attorneys in the firm who have participated in this matter, own substantial shares in First Bancorp (an aggregate of less than 1.5% of outstanding shares). Stewart, Melvin & Frost serves as general counsel to First Bancorp, The First National Bank of Gainesville and First National Bank of White County.


                                INDEMNIFICATION

     The bylaws of First Bancorp provide for the indemnification of officers and directors of First Bancorp under certain circumstances. In addition, Georgia law provides broad discretion to directors and shareholders of corporations to indemnify officers, directors and employees against liabilities and expenses of defending civil (and in some cases criminal) matters. See O.C.G.A. Section 14-2-851 and Section 14-2-857. See "EFFECT OF MERGER ON
SHAREHOLDERS -- Limitations of Liability and Indemnification of Officers, Directors and Employees."

     INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933 MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING FIRST BANCORP PURSUANT TO THE FOREGOING PROVISIONS, FIRST BANCORP HAS BEEN INFORMED THAT IN THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS THEREFORE UNENFORCEABLE.

                             SHAREHOLDER PROPOSALS

     Any proposal that a shareholder of First Bancorp intends to present at the annual meeting of shareholders of First Bancorp to be held in April 1996 must be received at First Bancorp's principal executive offices (please address to the attention of C. Talmadge Garrison, Secretary) not later than November 30, 1995. Any such proposal must comply with Rule 14a-8 of Regulation 14A of the proxy rules of the Securities and Exchange Commission. If the merger is not approved by the shareholders, any proposal that a shareholder of FF Bancorp intends to present at the annual meeting of shareholders of FF Bancorp to be held in
          1996 must be received at FF Bancorp's principal executive offices not
later than           , 1995.

                                 OTHER BUSINESS

     Action will be taken on whatever other business may properly come before the special meeting of FF Bancorp shareholders. Management is not aware of any other business matters to be considered at the special meeting. If any other matters properly come before the meeting, the persons named in the enclosed form of proxy will have discretionary authority to vote all proxies with respect to such matters and in accordance with the recommendations of management.

                             ADDITIONAL INFORMATION

     First Bancorp has filed a Registration Statement (herein together with all amendments thereto called the "Registration Statement") with the Securities and Exchange Commission, Washington, D.C., under the Securities Act of 1933, as amended, with respect to First Bancorp common stock to be issued in the merger. This document does not contain all of the information set forth in the Registration Statement. For further information, reference is made to the Registration Statement including the exhibits filed or incorporated by reference as a part thereof. The Registration Statement is available for inspection at no fee at the Commission's public reference room in Washington, D.C. Copies of the material contained in the Registration Statement may be obtained from the Commission upon payment of the fees prescribed in its rules and regulations.

                                                 FF BANCORP, INC.
New Smyrna Beach, Florida                        By:
                                    , 1995          ------------------------------------------
- ------------------------------------                            Frances R. Ford,
                                                   Chairman of the Board, President and C.E.O.

                                                 FIRST NATIONAL BANCORP
Gainesville, Georgia                             By:
                                    , 1995          ------------------------------------------
- ------------------------------------                            Peter D. Miller,
                                                           President, C.A.O. and C.F.O.



                       FF BANCORP, INC. AND SUBSIDIARIES



                       CONSOLIDATED FINANCIAL STATEMENTS



INDEX TO FINANCIAL STATEMENTS



                                                                                        PAGE
                                                                                        -----
Independent Auditors' Report........................................................... F-
Consolidated Balance Sheets, December 31, 1994 and 1993................................ F-
Consolidated Statements of Earnings for each of the Years in the Three-Year Period ended December 31, 1994.............................................................. F-
Consolidated Statements of Stockholders' Equity for each of the Years in the Three-Year
  Period ended December 31, 1994....................................................... F-
Consolidated Statements of Cash Flows for each of the Years in the Three-Year Period ended December 31, 1994.............................................................. F-
Notes to Consolidated Financial Statements for each of the Years in the Three-Year
  Period Ended December 31, 1994....................................................... F-



     All schedules are omitted because of the absence of the conditions under which they are required or because the required information is included in the financial statements and related notes.

                          INDEPENDENT AUDITORS' REPORT



The Board of Directors


FF Bancorp, Inc.


New Smyrna Beach, Florida:



     We have audited the accompanying consolidated balance sheets of FF Bancorp, Inc. and Subsidiaries (the "Company") as of December 31, 1994 and 1993 and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.



     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1994 and 1993 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1994 in conformity with generally accepted accounting principles.



     As discussed in Notes 1, 2 and 3 to the consolidated financial statements, the Company changed its method of accounting for investment and mortgage-backed securities as of December 31, 1993, to conform with Statement of Financial Accounting Standards No. 115. Also, as discussed in Notes 1 and 10 to the consolidated financial statements, the Company changed its method of accounting for income taxes as of January 1, 1993, to conform with Statement of Financial Accounting Standards No. 109.



                                          /s/  HACKER, JOHNSON, COHEN & GRIEB


                                          HACKER, JOHNSON, COHEN & GRIEB


                                          Tampa, Florida


                                          January 27, 1995

                                FF BANCORP, INC.



                          CONSOLIDATED BALANCE SHEETS


                 ($ IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)



                                                                              DECEMBER 31,
                                                                          --------------------
                                                                            1994        1993
                                                                          --------    --------
ASSETS
Cash....................................................................  $ 12,173    $  7,644
Interest-bearing deposits...............................................    87,731      87,860
Federal funds sold......................................................     1,150          --
                                                                          --------    --------
          Cash and cash equivalents.....................................   101,054      95,504
Investment securities available-for-sale................................    13,320       1,320
Investment securities held-to-maturity..................................        --      10,080
Mortgage-backed securities available-for-sale...........................    16,784      22,019
Mortgage-backed securities held-to-maturity.............................        --      41,933
Loans receivable, net...................................................   420,631     353,756
Receivable from sale of mortgage-backed securities......................    12,581          --
Accrued interest receivable:
  Investment securities.................................................       334         182
  Mortgage-backed securities............................................        68         447
  Loans receivable......................................................     2,132       1,639
Real estate owned.......................................................     5,363       4,769
Premises and equipment, net.............................................     9,969       8,091
Federal Home Loan Bank stock, at cost...................................     4,265       4,326
Prepaid expenses and other assets.......................................     1,135         795
Prepaid income taxes....................................................       476          --
Deferred income taxes...................................................     2,096          --
                                                                          --------    --------
          Total.........................................................  $590,208    $544,861
                                                                          ========    ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Deposit accounts........................................................   539,194     490,041
Accrued interest on deposit accounts....................................       354         249
Borrowed funds..........................................................        --       5,000
Official checks.........................................................     1,600       2,915
Advance payments by borrowers for taxes and insurance...................     1,268       1,209
Deferred income taxes...................................................        --       1,805
Current income taxes payable............................................        --         365
Other liabilities and accrued expenses..................................     2,297       1,000
                                                                          --------    --------
          Total liabilities.............................................   544,713     502,584
                                                                          --------    --------
Commitments and contingencies (notes 12 and 13)
Stockholders' equity:
  Preferred stock, 2,500,000 shares authorized, issued none.............        --          --
  Common stock, $ .01 par value, 5,000,000 shares authorized, 4,680,897
     in 1994 and 3,970,662 in 1993 shares issued and outstanding........        47          40
  Additional paid-in capital............................................    20,673      12,830
  Retained earnings, substantially restricted...........................    25,854      27,907
  Unrealized gain (loss) on securities available-for-sale...............      (993)      1,673
  Stock held by Management Recognition Plan.............................       (86)       (173)
                                                                          --------    --------
          Total stockholders' equity....................................    45,495      42,277
                                                                          --------    --------
          Total.........................................................  $590,208    $544,861
                                                                          ========    ========



See accompanying Notes to Consolidated Financial Statements.

                                FF BANCORP, INC.



                      CONSOLIDATED STATEMENTS OF EARNINGS


                 ($ IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)



                                                                   YEAR ENDED DECEMBER 31,
                                                             ------------------------------------
                                                                1994         1993         1992
                                                             ----------   ----------   ----------
Interest income:
  Interest on loans receivable.............................  $   33,852       30,500       32,996
  Interest on mortgage-backed securities...................       3,982        6,029        7,708
  Interest and dividends on investment securities..........       1,187          672          709
  Other interest-earning assets............................       3,748        2,545        2,461
                                                             ----------   ----------   ----------
          Total interest income............................      42,769       39,746       43,874
                                                             ----------   ----------   ----------
Interest expense:
  Deposit accounts.........................................      19,865       19,375       25,143
  Borrowed funds...........................................          21          276          255
                                                             ----------   ----------   ----------
          Total interest expense...........................      19,886       19,651       25,398
                                                             ----------   ----------   ----------
          Net interest income..............................      22,883       20,095       18,476
Provision for loan losses..................................       1,939          177        1,011
                                                             ----------   ----------   ----------
          Net interest income after provision for loan
            losses.........................................      20,944       19,918       17,465
                                                             ----------   ----------   ----------
Noninterest income:
  Fees and service charges.................................       1,312          862          843
  Loss on sale of mortgage-backed securities...............        (601)          --           --
  Other....................................................         320          336          216
                                                             ----------   ----------   ----------
          Total noninterest income.........................       1,031        1,198        1,059
                                                             ----------   ----------   ----------
Noninterest expense:
  Employee compensation and benefits.......................       5,728        4,211        3,723
  Occupancy and equipment..................................       1,813        1,684        1,489
  Federal insurance premiums...............................       1,375        1,325        1,250
  Data processing..........................................         855          674          605
  Professional fees........................................         501          345          556
  Loss on real estate operations...........................         174          272          711
  Other....................................................       1,695        1,366        1,342
                                                             ----------   ----------   ----------
          Total noninterest expense........................      12,141        9,877        9,676
                                                             ----------   ----------   ----------
          Earnings before provision for income taxes and
            cumulative effect of change in accounting
            principle......................................       9,834       11,239        8,848
Provision for income taxes.................................       3,332        4,258        3,320
                                                             ----------   ----------   ----------
          Earnings before cumulative effect of change in
            accounting principle...........................       6,502        6,981        5,528
Cumulative effect of change in accounting principle........          --          824           --
                                                             ----------   ----------   ----------
          Net earnings.....................................  $    6,502        7,805        5,528
                                                              =========    =========    =========
Earnings per share:
  Earnings before cumulative effect of change in accounting
     principle.............................................  $     1.44         1.50         1.24
  Cumulative effect of change in accounting principle......          --          .18           --
                                                             ----------   ----------   ----------
          Net earnings.....................................  $     1.44         1.68         1.24
                                                              =========    =========    =========
Proforma amounts assuming the new accounting method for
  income taxes is applied retroactively:
  Net earnings.............................................  $    6,502        6,981        5,530
                                                              =========    =========    =========
  Earnings per share.......................................  $     1.44         1.50         1.24
                                                              =========    =========    =========
Weighted average number of shares outstanding..............   4,529,847    4,637,287    4,445,862
                                                              =========    =========    =========



See accompanying Notes to Consolidated Financial Statements.

                                FF BANCORP, INC.



                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                   ($ IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)



                                                                                     UNREALIZED
                                                                                        GAIN      STOCK HELD
                                                                       RETAINED      (LOSS) ON        BY
                                                        ADDITIONAL     EARNINGS,     SECURITIES   MANAGEMENT       TOTAL
                                   NUMBER OF   COMMON    PAID-IN     SUBSTANTIALLY   AVAILABLE-   RECOGNITION  STOCKHOLDERS'
                                    SHARES     STOCK     CAPITAL      RESTRICTED      FOR-SALE       PLAN         EQUITY
                                   ---------   ------   ----------   -------------   ----------   ----------   -------------
Balance, December 31, 1991.......  3,450,000    $ 35      10,622         17,761            --        (345)         28,073
Net proceeds from the sale of
  common stock...................    457,662       5       2,055             --            --          --           2,060
Issuance of 25,872 shares of
  common stock held by Management
  Recognition Plan Trust.........         --      --          --             --            --          86              86
Proceeds from common stock issued
  under the employee stock option
  plan...........................     38,994      --         130             --            --          --             130
Dividends at $.33 per share......         --      --          --         (1,161)           --          --          (1,161)
Net earnings for the year ended
  December 31, 1992..............         --      --          --          5,528            --          --           5,528
                                   ---------   ------   ----------   -------------   ----------     -----      -------------
Balance, December 31, 1992.......  3,946,656      40      12,807         22,128            --        (259)         34,716
Issuance of 25,872 shares of
  common stock held by Management
  Recognition Plan Trust.........         --      --         149             --            --          86             235
Proceeds from common stock issued
  under the employee stock option
  plan...........................     48,006      --         169             --            --          --             169
Retire common stock..............    (24,000)     --        (295)            --            --          --            (295)
Dividends at $.50 per share......         --      --          --         (2,026)           --          --          (2,026)
Net earnings for the year ended
  December 31, 1993..............         --      --          --          7,805            --          --           7,805
Unrealized gain on securities
  available-for-sale.............         --      --          --             --         1,673          --           1,673
                                   ---------   ------   ----------   -------------   ----------     -----      -------------
Balance, December 31, 1993.......  3,970,662      40      12,830         27,907         1,673        (173)         42,277
Issuance of 25,878 shares of
  common stock held by Management
  Recognition Plan Trust.........         --      --         224             --            --          87             311
Issuance of 71,142 shares of
  common stock for purchase of
  Key Bancshares, Inc............     71,142       1         888             --            --          --             889
Proceeds from common stock issued
  under the employee stock option
  plan, including related
  tax benefits...................    311,941       3       1,808             --            --          --           1,811
Net earnings for the year ended
  December 31, 1994..............         --      --          --          6,502            --          --           6,502
Change in unrealized gain (loss)
  on securities
  available-for-sale.............         --      --          --             --        (2,666)         --          (2,666)
Retire common stock..............    (97,900)     (1)     (1,183)            --            --          --          (1,184)
Dividends at $.53 per share......         --      --          --         (2,445)           --          --          (2,445)
10% stock dividend declared July
  18, 1994.......................    425,052       4       6,106         (6,110)           --          --              --
                                   ---------   ------   ----------   -------------   ----------     -----      -------------
Balance, December 31, 1994.......  4,680,897    $ 47      20,673         25,854          (993)        (86)         45,495
                                   =========   =======  ========     ==========      ========     ==========   ==========



See accompanying Notes to Consolidated Financial Statements.

                                FF BANCORP, INC.



                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                 (IN THOUSANDS)



                                                                    YEAR ENDING DECEMBER 31,
                                                                 ------------------------------
                                                                   1994       1993       1992
                                                                 --------   --------   --------
Operating activities:
  Net earnings.................................................  $  6,502      7,805      5,528
  Adjustments to reconcile net earnings to net cash provided by
     (used in) operating activities:
       Depreciation of premises and equipment..................       746        634        574
       Provision for losses on real estate owned...............       317        312        539
       Provision for loan losses...............................     1,939        177      1,011
       Increase in refundable income taxes.....................        --         --        574
       Increase (decrease) in current income taxes.............      (365)      (353)       681
       Credit for deferred income taxes........................      (302)       (20)       (58)
       Cumulative effect of change in accounting principle.....        --       (824)        --
       Decrease in accrued interest receivable.................       178        218        485
       Amortization of deferred loan fees, net.................    (1,193)    (1,190)    (1,112)
       Decrease (increase) in other assets.....................       423       (117)        20
       Increase (decrease) in accrued interest payable.........        13         (6)       (86)
       Increase (decrease) in other liabilities................    (1,141)       163        (50)
       Origination of loans held for sale......................        --         --     (3,264)
       Proceeds from loan sales................................        --         --      3,225
       Loss on sale of mortgage-backed securities..............       601         --         --
       Gain on sale of premises and equipment..................        --         --         (5)
       Amortization of premium on investment securities........       106         91         59
       Amortization of discount on mortgage-backed
          securities...........................................      (118)      (152)      (260)
       Net gain on sale of real estate owned...................      (504)      (309)      (316)
       Issuance of common stock held by management recognition
          plan trust...........................................       311        235         86
                                                                 --------   --------   --------
          Net cash provided by operating activities............     7,513      6,664      7,631
                                                                 --------   --------   --------
Investing activities:
  Principal collected on loans.................................    53,594     50,152     57,894
  Loans originated.............................................   (76,049)   (57,507)   (46,998)
  Purchases of loans...........................................        --     (2,389)        --
  Loan origination fees received...............................       839      1,368      1,381
  Loan origination costs paid..................................      (388)      (378)      (318)
  Proceeds from maturity of investment securities..............    11,050      5,000         --
  Purchases of investment securities...........................    (1,981)    (5,000)        --
  Proceeds from sale of mortgage-backed securities.............    15,560         --         --
  Purchases of mortgage-backed securities......................        --    (20,007)   (14,999)
  Principal collected on mortgage-backed securities............    16,422     40,018     40,573
  Proceeds from sale of real estate owned......................     1,689      1,468      3,265
  Payments capitalized to real estate owned....................       (36)      (372)       (56)
  Purchases of premises and equipment..........................    (1,501)    (1,023)      (613)
  Sale of premises and equipment...............................        --          2          6
  Redemption of FHLB stock.....................................       115        251        247
  Purchases of FHLB stock......................................       (54)      (240)      (284)
  Purchase of Key Bancshares, Inc. net cash acquired...........     2,952         --         --
                                                                 --------   --------   --------
          Net cash provided by investing activities............    22,212     11,343     40,098
                                                                 --------   --------   --------

                                FF BANCORP, INC.



              CONSOLIDATED STATEMENTS OF CASH FLOWS -- (CONTINUED)


                                 (IN THOUSANDS)



                                                                    YEAR ENDING DECEMBER 31,
                                                                 ------------------------------
                                                                   1994       1993       1992
                                                                 --------   --------   --------
Financing activities:
  Net decrease in deposit accounts.............................   (16,940)   (11,055)   (16,891)
  Net increase (decrease) in advance payments by borrowers for
     taxes and insurance.......................................        59       (112)       669
  Proceeds from FHLB advances..................................        --         --      5,000
  Repayment of FHLB advances...................................    (5,000)        --         --
  Payment of cash dividends....................................    (2,445)    (2,026)    (1,161)
  Proceeds from issuance of common stock, net..................        --         --      2,060
  Purchase of treasury stock, retired..........................    (1,184)      (295)        --
  Proceeds from stock options exercised........................     1,335        169        130
                                                                 --------   --------   --------
          Net cash used in financing activities................   (24,175)   (13,319)   (10,193)
                                                                 --------   --------   --------
Net increase in cash and cash equivalents......................     5,550      4,688     37,536
Cash and cash equivalents at beginning of year.................    95,504     90,816     53,280
                                                                 --------   --------   --------
Cash and cash equivalents at end of year.......................  $101,054   $ 95,504   $ 90,816
                                                                 ========   ========   ========
Supplemental disclosures of cash flow information:
  Cash paid during the year for:
     Income taxes..............................................  $  4,291   $  4,632   $  2,123
                                                                 ========   ========   ========
     Interest expense..........................................  $ 19,781   $ 19,381   $ 25,483
                                                                 ========   ========   ========
  Noncash investing and financing activities:
     Transfers of mortgage loans receivable to real estate
       owned...................................................  $  1,878   $    963   $  6,005
                                                                 ========   ========   ========
     Loans originated for the sale of real estate owned........  $  4,239   $  5,195   $  3,321
                                                                 ========   ========   ========
     Income tax benefit from the exercise of stock options.....  $    476   $     --   $     --
                                                                 ========   ========   ========
     Securities sold not paid..................................  $ 12,581   $     --   $     --
                                                                 ========   ========   ========



See accompanying Notes to Consolidated Financial Statements.

                                FF BANCORP, INC.



                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



                        DECEMBER 31, 1994, 1993 AND 1992



(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES



     Background: Holding Company Formation, Conversion, and Acquisition. FF Bancorp, Inc. (the "Holding Company") a Florida Corporation is organized as a multiple thrift and one-bank holding company. On July 8, 1992, the Holding Company, in two separate transactions, acquired all the outstanding capital stock of First Federal Savings Bank of New Smyrna ("New Smyrna") and First Federal Savings Bank of Citrus County ("Citrus"). Both New Smyrna and Citrus are federally chartered, SAIF-insured savings associations. On April 8, 1994, the Holding Company acquired Key Bancshares, Inc. and its subsidiary The Key Bank of Tampa ("Key"). Key is a state (Florida) chartered nonfederal reserve member commercial bank.



     New Smyrna conducts business from its headquarters and main office in New Smyrna Beach, Florida and from offices located in Edgewater and New Smyrna Beach. New Smyrna was founded as First Federal Savings and Loan Association of New Smyrna in 1935 as a mutual institution. On July 1, 1991, New Smyrna consummated its conversion to a federally-chartered stock savings bank by issuing 3,450,000 shares of common stock, $.01 par value per share, at $3.33 per share (adjusted for stock split). Conversion costs of approximately $843,000 were deducted from the gross proceeds of $11.5 million.



     New Smyrna entered into a Reorganization/Acquisition Agreement ("Reorganization Agreement") whereby New Smyrna reorganized into a wholly-owned subsidiary of the Holding Company by exchanging 3,450,000 shares (adjusted for stock split) of $.01 par value common stock for all the outstanding shares of the Holding Company.



     Citrus conducts business from its headquarters and main office in Inverness, Florida and from branch offices located in Beverly Hills, Crystal River and Homosassa Springs. Citrus was founded as First Federal Savings and Loan Association of Citrus County in 1963 as a mutual institution. In accordance with the Reorganization Agreement, Citrus consummated its conversion to a federally-chartered stock savings bank on July 8, 1992 and was acquired by the Holding Company through the issuance of 457,662 shares of $.01 par value Holding Company common stock at $5.29 per share (adjusted for stock split). In connection with the conversion Citrus changed its name to First Federal Savings Bank of Citrus County. The Holding Company's common stock was offered to the account holders and other members of Citrus, and stockholders of New Smyrna in a Subscription Offering and to the general public in a Community Offering. Conversion costs of $361,107 were deducted from the gross proceeds of $2,421,795.



     The Holding Company formation and acquisition of Citrus has been accounted for as a pooling of interest and all amounts prior to the acquisition have been restated to include the results of operations, financial positions and cash flows of Citrus and New Smyrna. Net interest income and net earnings for the individual entities were as follows (in thousands):



                                                                      SIX MONTHS ENDED
                                                                        JUNE 30, 1992
                                                                      -----------------
        Interest and other income:
          New Smyrna................................................       $13,092
          Citrus....................................................        10,132
                                                                      -----------------
             Combined...............................................       $23,224
                                                                      ==============
        Net earnings:
          New Smyrna................................................         1,498
          Citrus....................................................         1,043
                                                                      -----------------
             Combined...............................................       $ 2,541
                                                                      ==============

                                FF BANCORP, INC.



           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)



     Expenses of approximately $175,000 related to the acquisition of Citrus were charged to expense during 1992.



     On April 8, 1994 FF Bancorp acquired Key Bancshares, Inc., for a combination of $2.6 million in cash and 71,142 shares of common stock. Key Bancshares is the parent company for The Key Bank of Florida, a state-chartered commercial bank with total assets at March 31, 1994 of $71 million located in Tampa, Florida. The Key Bank of Florida operates as a commercial bank subsidiary. The acquisition has been accounted for using the purchase method of accounting. Negative goodwill of $771,000 resulted from this transaction. The negative goodwill was applied to reduce premises and equipment and will be amortized over the lives of these assets.



     The Holding Company has accounted for this acquisition as if the purchase occurred on March 31, 1994. Consolidated results of operations on a proforma basis as though Key had been purchased January 1, 1992 follows (in thousands, except per share figures):



                                                                YEAR ENDED DECEMBER 31,
                                                            -------------------------------
                                                             1994        1993        1992
                                                            -------     -------     -------
     Interest income....................................    $43,927      44,940      51,455
     Interest expense...................................     20,481      22,379      29,667
     Noninterest income.................................      1,425       2,035       2,259
     Noninterest expense................................     13,008      13,030      14,427
     Earnings before cumulative effect of accounting
       change...........................................      6,291       6,812       3,197
     Net earnings.......................................      6,291       7,636       3,197
     Per share amounts:
          Earnings before cumulative effect of
            accounting change...........................    $  1.37        1.45         .71
                                                            =======     =======     =======
          Net earnings..................................    $  1.37        1.62         .71
                                                            =======     =======     =======



     General. The accounting and reporting policies of FF Bancorp, Inc. and subsidiaries (the "Company") conform to generally accepted accounting principles and to general practices within the thrift and banking industries. The following summarizes the significant accounting policies of FF Bancorp:



     Principles of Consolidation. The consolidated financial statements include the accounts of the Holding Company and its subsidiaries New Smyrna, Citrus, their subsidiaries, First Florida Agency, Inc. and Home Assets, Inc. and Key Bancshares, Inc. and its subsidiary, Key. All significant intercompany accounts and transactions have been eliminated in consolidation.



     Cash and Due From Banks. The Holding Company's subsidiaries are required to maintain certain average reserve balances pursuant to regulations of the Federal Reserve Board. These balances must be maintained in the form of vault cash or noninterest bearing deposits at other financial institutions. New Smyrna exceeded this requirement, which was $889,000 and $986,000 at December 31, 1994 and 1993, respectively. Citrus exceeded this requirement which was $370,000 and $411,000 at December 31, 1994 and 1993, respectively. Key exceeded this requirement which was $186,000 and $160,000 at December 31, 1994 and 1993, respectively.



     Cash Equivalents. Cash equivalents include cash and interest bearing deposits. For purposes of the statements of cash flows, FF Bancorp considers all highly liquid debt instruments, with original maturities when purchased of three months or less, to be cash equivalents.



     Investment and Mortgage-Backed Securities. On December 31, 1993, FF Bancorp adopted Statement of Financial Accounting Standards No. 115. This Statement requires that securities which FF Bancorp has the positive intent and ability to hold to maturity be classified as held-to maturity securities and reported at amortized cost. Securities that are held principally for selling them in the near term are to be classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. Securities

                                FF BANCORP, INC.



           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)



not classified as either held-to-maturity securities or trading securities are to be classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders' equity. Gains or losses are recognized based on the specific identification method.



     Prior to December 31, 1993 investment and mortgage-backed securities were carried at cost, adjusted for amortization of premiums and accretion of discounts. These securities were not adjusted to the lower of cost or market because management had the intent and ability to hold them to maturity. Premiums were amortized and discounts accreted to income using the interest method over the estimated remaining life of the securities.



     Allowance for Possible Loan Losses. The provision for loan losses is charged to earnings to bring the total allowance to a level deemed appropriate by management and is based upon historical experience, the volume and type of lending conducted by FF Bancorp, industry standards, the amount of nonperforming loans, general economic conditions, particularly as they relate to FF Bancorp's market areas, and other factors related to the collectibility of FF Bancorp's loan portfolio. The provision for loan losses increased from $.2 million for the year ended December 31, 1993 to $1.9 million during 1994. The allowance for loan losses increased from $2.7 million at December 31, 1993 to $6.0 million at December 31, 1994. The increase is due to the acquisition of Key and to the adoption of a new loan loss policy. Management has adopted a uniform (for all financial institutions it operates) and more stringent method of determining these allowances including a more aggressive and more standardized approach to grading loans as well as using standard factors for calculating estimated losses on nonclassified loans. Management has made this change effective December 31, 1994 and has reported the effect of this change in the fourth quarter of 1994. This change resulted in an provision of $1.9 million recorded in the fourth quarter of 1994. While management believes that its allowance for loan losses is adequate as of December 31, 1994, future adjustments to FF Bancorp's allowance for loan losses may be necessary if economic conditions differ substantially from the assumptions used in making the initial determination.



     Loan Origination Fees and Premiums and Discounts. Loan origination fees, net of certain direct costs associated with loan originations, are deferred and amortized over the life of the loan using the interest method as an adjustment of yield. Premiums and discounts on loans purchased are amortized to income over the remaining life of the loan, using the interest method as an adjustment of yield.



     Uncollected Interest. FF Bancorp maintains allowance for the possible loss of accrued but uncollected interest on mortgage loans which are more than 90 days past due and on other loans when management believes the collection of interest is doubtful. If the ultimate collectibility of principal, either in whole or in part, is in doubt, any payment received on a loan for which the accrual of interest has been discontinued is applied to reduce principal to the extent necessary to eliminate such doubt. If the ultimate collectibility of principal is not in doubt, interest is credited to income in the period of recovery.



     Real Estate Owned. In-substance foreclosures are recorded at the lower of the loan balance or fair value. Real estate acquired through foreclosure or by deed in lieu of foreclosure, is initially recorded at the lower of cost or fair value less estimated costs to sell, at the time of acquisition. Costs relating to development and improvement are capitalized, whereas cost relating to holding the property are charged to expense. Accrued interest receivable on loans foreclosed is charged against the allowance for uncollected interest on the date of foreclosure.



     Valuations of real estate owned are performed periodically by management, and an allowance for losses is established by a charge to operations if the carrying value of a property exceeds its estimated fair value.



     Premises and Equipment. Premises and equipment are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

                                FF BANCORP, INC.



           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)



     Retirement Benefits. FF Bancorp has two noncontributory defined benefit pension plans covering all employees who meet certain eligibility requirements. Pension costs are computed based on the provisions of Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions", ("SFAS No. 87").



     Income Taxes. In 1992 and prior years, FF Bancorp computed income tax expense in accordance with Statement of Financial Accounting Standards No. 96 ("SFAS 96").



     In February 1992, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 109 ("SFAS 109") relating to the method of accounting for income taxes. SFAS 109 requires companies to take into account changes in tax rates when valuing the deferred income tax amounts carried on their balance sheets (the "Liability Method"). SFAS 109 also requires that deferred income taxes be provided for all temporary differences between financial statement income and taxable income, however, a deferred tax liability is not recognized for bad debt reserves of savings associations that arose in tax years beginning before December 31, 1987 (base year reserves). Effective January 1, 1993, FF Bancorp adopted SFAS 109 and has reported the cumulative effect of that change in the method of accounting for income taxes in the 1993 consolidated statement of earnings. Periods prior to 1993 were not restated.



     The Holding Company and its subsidiaries file a consolidated income tax return. Income taxes are allocated proportionately to the Holding Company and its subsidiaries as though separate income tax returns were filed.



     Future Accounting Requirements. In November 1992, the FASB issued Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits Other Than Pensions," which requires employers to accrue the cost of certain benefits to former or inactive employees when it is probable that a liability for such costs has been incurred and the amount can be reasonably estimated. The Company expects to adopt this Statement in 1995. FF Bancorp is still evaluating the standard to determine its impact on annual operating expense and reviewing the appropriate method and timing for implementation. However, based on a preliminary assessment, FF Bancorp believes adoption of the Statement will not significantly affect future operating earnings as FF Bancorp does not currently provide postemployment benefits.



     In May 1993, FASB issued Statement of Financial Accounting Standards No. 114 which addresses the accounting by creditors for impairment of certain loans. It requires that impaired loans that are within the scope of this Statement be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. This Statement applies to FF Bancorp's financial statements for 1995. Management does not anticipate this Statement will have a material impact on the Company.



     Reclassification. Certain amounts for 1993 and 1992 have been reclassified to conform with the current financial statement presentation.



     Earnings Per Share. On July 18, 1994, the Board of Directors approved a 10% stock dividend to stockholders of record on September 13, 1994. On June 22, 1993, FF Bancorp's Board of Directors approved a three-for-one stock split effective July 26, 1993; accordingly, all per share amounts have been adjusted to

                                FF BANCORP, INC.



           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)



include the effects of both of these transactions. Fully-diluted and primary earnings per share are not materially different. The following table presents information necessary to calculate earnings per share:



                                                           FOR THE YEAR ENDED DECEMBER 31,
                                                         ------------------------------------
                                                            1994         1993         1992
                                                         ----------   ----------   ----------
    Average common shares outstanding..................   4,529,847    4,366,804    4,308,902
    Common shares assumed outstanding to reflect the
      dilutive effect of common stock options..........          --      270,483      136,960
                                                         ----------   ----------   ----------
      Weighted average shares..........................   4,529,847    4,637,287    4,445,862
                                                          =========    =========    =========



(2) INVESTMENT SECURITIES



     Investment securities are summarized as follows (in thousands):



                                                                   GROSS        GROSS      ESTIMATED
                                                     AMORTIZED   UNREALIZED   UNREALIZED    MARKET
                                                       COST        GAINS        LOSSES       VALUE
                                                     ---------   ----------   ----------   ---------
    SECURITIES AVAILABLE-FOR-SALE:
    AT DECEMBER 31, 1994:
      FHLMC Common Stock...........................   $   103      $1,234           --        1,337
      FHLB Debentures..............................     5,000          --        1,950        3,050
      United States Treasury Notes.................     9,175          --          242        8,933
                                                     ---------   ----------   ----------   ---------
              Total................................   $14,278      $1,234       $2,192      $13,320
                                                      =======    ========     ========      =======
    AT DECEMBER 31, 1993--
      FHLMC Common Stock...........................   $   103      $1,217           --        1,320
                                                      =======    ========     ========      =======
    SECURITIES HELD-TO-MATURITY--
    AT DECEMBER 31, 1993:
      FNMA Debentures..............................     5,080         214           --        5,294
      FHLB Debentures..............................     5,000          --          625        4,375
                                                     ---------   ----------   ----------   ---------
              Total................................   $10,080         214          625        9,669
                                                      =======    ========     ========      =======



     On December 31, 1993, FF Bancorp adopted Statement of Financial Accounting Standards No. 115 and classified certain investment securities as available-for-sale. This resulted in a net increase in the recorded amount of investment securities by $1,217,000 and stockholders' equity by $754,000 net of the estimated tax effect of the unrealized gains. On December 31, 1994, FF Bancorp classified all investment securities as available-for-sale. This resulted in a net decrease in the recorded amount of investment securities by $958,000 and stockholders' equity of $595,000, net of the estimated tax effect of the unrealized losses.



     The amortized cost and estimated market value of securities by contractual maturity are shown below (in thousands):



                                                                      AT DECEMBER 31, 1994
                                                                     -----------------------
                                                                                   ESTIMATED
                                                                     AMORTIZED      MARKET
                                                                       COST          VALUE
                                                                     ---------     ---------
     Due in one year or less.......................................   $ 4,488         4,472
     Due after one year through five years.........................     4,687         4,461
     Due after five years through ten years........................     5,000         3,050
     FHLMC common stock............................................       103         1,337
                                                                     ---------     ---------
               Total...............................................   $14,278        13,320
                                                                      =======       =======

                                FF BANCORP, INC.



           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)



     There were no sales of investment securities during the years ended December 31, 1994, 1993 and 1992.



(3) MORTGAGE-BACKED SECURITIES



     Mortgage-backed securities are summarized as follows (in thousands):



                                                                                              ESTIMATED
                                           PRINCIPAL   UNAMORTIZED    UNEARNED    AMORTIZED    MARKET
                                            BALANCE     PREMIUMS     DISCOUNTS      COST        VALUE
                                           ---------   -----------   ----------   ---------   ---------
    SECURITIES AVAILABLE-FOR-SALE:
    AT DECEMBER 31, 1994:
      GNMA certificates..................   $  4,643        71            --         4,714       4,444
      FNMA certificates..................      4,581        48            (5)        4,624       4,540
      Collateralized Mortgage
         Obligations.....................      6,676         1            --         6,677       6,458
      Other mortgage-backed securities...      1,392        18            --         1,410       1,342
                                           ---------       ---       ----------   ---------   ---------
           Total.........................   $ 17,292       138            (5)       17,425      16,784
                                             =======   =========     ========      =======     =======
    AT DECEMBER 31, 1993:
      FHLMC certificates.................      1,677        --            --         1,677       1,738
      GNMA certificates..................     19,264        --          (403)       18,861      20,281
                                           ---------       ---       ----------   ---------   ---------
           Total.........................   $ 20,941        --          (403)       20,538      22,019
                                             =======   =========     ========      =======     =======
    HELD-TO-MATURITY--
    AT DECEMBER 31, 1993:
      FHLMC certificates.................     11,811        --            --        11,811      12,454
      GNMA certificates..................     10,116        85           (35)       10,166      10,790
      FNMA certificates..................      7,219        57           (28)        7,248       7,535
      Collateralized Mortgage
         Obligations.....................     10,924         5            --        10,929      10,921
      Other mortgage-backed securities...      1,757        22            --         1,779       1,780
                                           ---------       ---       ----------   ---------   ---------
           Total.........................   $ 41,827       169           (63)       41,933      43,480
                                             =======   =========     ========      =======     =======

                                FF BANCORP, INC.



           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)



     The amortized cost and estimated market values of mortgage-backed securities are as follows (in thousands):



                                                                   GROSS        GROSS      ESTIMATED
                                                     AMORTIZED   UNREALIZED   UNREALIZED    MARKET
                                                       COST        GAINS        LOSSES       VALUE
                                                     ---------   ----------   ----------   ---------
    SECURITIES AVAILABLE-FOR-SALE:
    AT DECEMBER 31, 1994:
      GNMA certificates............................   $ 4,714          --         270         4,444
      FNMA certificates............................     4,624          18         102         4,540
      Collateralized Mortgage Obligations..........     6,677          --         219         6,458
      Other mortgage-backed securities.............     1,410          --          68         1,342
                                                     ---------   ----------       ---      ---------
           Total...................................   $17,425          18         659        16,784
                                                      =======    ========     ========      =======
    AT DECEMBER 31, 1993:
      FHLMC certificates...........................     1,677          61          --         1,738
      GNMA certificates............................    18,861       1,420          --        20,281
                                                     ---------   ----------       ---      ---------
           Total...................................   $20,538       1,481          --        22,019
                                                      =======    ========     ========      =======
    SECURITIES HELD-TO-MATURITY:
    AT DECEMBER 31, 1993:
      FHLMC certificates...........................    11,811         643          --        12,454
      GNMA certificates............................    10,166         624          --        10,790
      FNMA certificates............................     7,248         287          --         7,535
      Collateralized mortgage obligations..........    10,929           3          11        10,921
      Other mortgage-backed securities.............     1,779           1          --         1,780
                                                     ---------   ----------       ---      ---------
           Total...................................   $41,933       1,558          11        43,480
                                                      =======    ========     ========      =======



     On December 31, 1993, FF Bancorp adopted Statement of Financial Accounting Standards No. 115 and reclassified certain of its mortgage-backed securities as available-for-sale. This resulted in an increase in the recorded amount of mortgage-backed securities by $1,481,000 and increase in stockholders' equity of $919,000 which is net of the income tax effect of $562,000. On December 31, 1994, FF Bancorp classified all mortgage-backed securities as available-for-sale. This resulted in a net decrease in the recorded amount of mortgage-backed securities of $641,000 and stockholders' equity of $398,000, net of the estimated tax effect of the unrealized losses.



     Sales of mortgage-backed securities during 1994 were $28.1 million. Gross gains of $13,000 and gross losses of $614,000 were realized on the sales of mortgage-backed securities during 1994. There were no sales of mortgage-backed securities during the years ended December 31, 1993 and 1992.

                                FF BANCORP, INC.



           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)



(4) LOANS RECEIVABLE, NET



     The Portfolio.  Loans receivable consists of the following (in thousands):



                                                                        AT DECEMBER 31,
                                                                     ---------------------
                                                                       1994         1993
                                                                     --------     --------
    First mortgage loans:
      Secured by one-to-four-family residences...................    $357,964      324,902
      Secured by other properties................................      59,859       22,831
      Construction loans.........................................      10,172       10,317
      Other......................................................       1,523        4,323
                                                                     --------     --------
                                                                      429,518      362,373
                                                                     --------     --------
    Consumer and other loans:
      Automobile.................................................         371          297
      Mobile homes...............................................          70           --
      Home equity and second mortgage............................       3,331        1,767
      Loans on deposit accounts..................................       1,959        2,197
      Other......................................................       2,058          598
                                                                     --------     --------
                                                                        7,789        4,859
                                                                     --------     --------
         Total loans.............................................     437,307      367,232
    Less:
      Allowance for loan losses..................................      (6,035)      (2,726)
      Undisbursed portion of loans in process....................      (6,672)      (6,350)
      Unearned discounts.........................................          (1)          (6)
      Deferred origination fees and costs........................      (3,968)      (4,394)
                                                                     --------     --------
         Loans receivable, net...................................    $420,631      353,756
                                                                     ========     ========



     Credit Risk and Loan Losses. FF Bancorp grants primarily long-term real estate loans collateralized by single-family residences and other residential properties and installment loans throughout the state. The majority of FF Bancorp's loans are in the Hillsborough, Pinellas, Citrus, Hernando, Marion and Volusia Counties. Although, FF Bancorp has a diversified loan portfolio, a significant portion of its debtors' ability to honor their contracts is dependent upon the economy of these counties. The activity in the allowance for loan losses was as follows (in thousands):



                                                                 YEAR ENDED DECEMBER 31,
                                                               ----------------------------
                                                                1994       1993       1992
                                                               ------     ------     ------
    Balance, beginning of year.............................    $2,726      2,583      1,708
    Allowance of Key at time of acquisition................     1,858         --         --
    Provision charged against earnings.....................     1,939        177      1,011
    Charge-offs............................................      (488)       (34)      (136)
                                                               ------     ------     ------
    Balance, end of year...................................    $6,035      2,726      2,583
                                                               ======     ======     ======



     See Note 1 for an explanation of increase in the provision.



     Nonaccrual loans for which interest has been reduced totaled approximately $2.8 million, $2.0 million and $2.5 million at December 31, 1994, 1993 and 1992, respectively. Interest income that would have been

                                FF BANCORP, INC.



           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)



recorded under the original terms of such loans and the interest income actually recognized are summarized below (in thousands):



                                                                     YEAR ENDED DECEMBER
                                                                             31,
                                                                    ----------------------
                                                                    1994     1993     1992
                                                                    ----     ----     ----
    Interest income that would have been recorded...............    $238      169      231
    Interest income recognized..................................     (70)     (52)    (118)
                                                                    ----     ----     ----
    Interest income foregone....................................    $168      117      113
                                                                    ====     ====     ====



(5) LOAN SERVICING



     Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of these mortgage loans are summarized as follows (in thousands):



                                                                    AT DECEMBER 31,
                                                            -------------------------------
                                                             1994        1993        1992
                                                            -------     -------     -------
    Mortgage loan portfolios serviced for:
      FHLMC.............................................    $20,668      27,117      47,761
      FNMA..............................................      3,731       4,271       5,217
      Other investors...................................        618         841       1,115
                                                            -------     -------     -------
                                                            $25,017      32,229      54,093
                                                            =======     =======     =======



     Custodial escrow balances maintained in connection with the foregoing loans serviced were approximately $139,000 and $205,000 at December 31, 1994 and 1993, respectively.



     The following is an analysis of the changes in excess servicing fees receivable which is included in other assets (in thousands):



                                                                     YEAR ENDED DECEMBER
                                                                             31,
                                                                    ----------------------
                                                                    1994     1993     1992
                                                                    ----     ----     ----
    Balance at beginning of year................................    $ 77       88       79
    Additions...................................................      --       --       21
    Amortization................................................     (10)     (11)     (12)
                                                                    ----     ----     ----
      Balance at end of year....................................    $ 67       77       88
                                                                    ====     ====     ====



(6) PREMISES AND EQUIPMENT



     Premises and equipment are summarized as follows (in thousands):



                                                                          AT DECEMBER 31,
                                                                         -----------------
                                                                          1994       1993
                                                                         ------     ------
    Land.............................................................    $2,159      1,521
    Buildings and improvements.......................................     9,067      7,662
    Leasehold improvements...........................................     1,584        249
    Furniture and equipment..........................................     2,229      3,407
                                                                         ------     ------
         Total, at cost..............................................    15,039     12,839
    Accumulated depreciation.........................................     5,070      4,748
                                                                         ------     ------
    Premises and equipment, net......................................    $9,969      8,091
                                                                         ======     ======

                                FF BANCORP, INC.



           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)



(7) REAL ESTATE OWNED



     Real estate owned consists of the following (in thousands):



                                                                          AT DECEMBER 31,
                                                                         -----------------
                                                                          1994       1993
                                                                         ------     ------
    In-substance foreclosures........................................    $2,973      3,949
    Real estate acquired by foreclosure or deed in lieu of
      foreclosure....................................................     3,163      1,563
    Real estate held for investment..................................        --         21
                                                                         ------     ------
                                                                          6,136      5,533
    Allowance for loss...............................................       773        764
                                                                         ------     ------
         Total real estate owned, net................................    $5,363      4,769
                                                                         ======     ======



     Loss on real estate owned operations consists of the following (in thousands):



                                                                     YEAR ENDED DECEMBER
                                                                             31,
                                                                    ----------------------
                                                                    1994     1993     1992
                                                                    ----     ----     ----
    Net gain on sale............................................    $504      309      316
    Less operating costs........................................     361      269      488
    Less provision for loss.....................................     317      312      539
                                                                    ----     ----     ----
         Net loss on real estate operations.....................    $174      272      711
                                                                    ====     ====     ====



     The following is an analysis of the activity in the allowance for loss on real estate acquired by foreclosure or deed in lieu of foreclosure and real estate held for investment (in thousands):



                                                                              REAL
                                                            REAL ESTATE      ESTATE
                                                            ACQUIRED BY     HELD FOR
                                                            FORECLOSURE    INVESTMENT    TOTAL
                                                            ------------   ----------   -------
    Balance at December 31, 1991..........................    $  1,730          29        1,759
    Provision charged to earnings.........................         533           6          539
    Charge-offs...........................................      (1,247)        (19)      (1,266)
                                                            ------------   ----------   -------
    Balance at December 31, 1992..........................       1,016          16        1,032
    Provision charged to earnings.........................         308           4          312
    Charge-offs...........................................        (572)         (8)        (580)
                                                            ------------   ----------   -------
    Balance at December 31, 1993..........................         752          12          764
    Provision charged to earnings.........................         317          --          317
    Charge-offs...........................................        (296)        (12)        (308)
                                                            ------------   ----------   -------
    Balance at December 31, 1994..........................    $    773          --          773
                                                            ==========     ========     =======

                                FF BANCORP, INC.



           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)



(8) DEPOSIT ACCOUNTS



     Deposit accounts consist of the following (in thousands):



                                                           WEIGHTED
                                                        AVERAGE RATE AT
                                                         DECEMBER 31,        AT DECEMBER 31,
                                                        ---------------   ---------------------
                                                             1994           1994         1993
                                                        ---------------   --------     --------
    NOW accounts, including noninterest bearing
      deposits of $17.6 million in 1994 and $6.2
      million in 1993.................................        1.63%       $ 65,039       48,707
    Money market deposit accounts.....................        2.89%         43,119       39,723
    Passbook accounts.................................        2.62%         87,073       89,299
                                                                          --------     --------
      Subtotal........................................        2.35%        195,231      177,729
                                                                          --------     --------
    Certificate accounts by interest rates:
      2.50% -- 2.99%..................................        2.50%            300        3,091
      3.00% -- 4.99%..................................        4.24%        183,176      191,302
      5.00% -- 6.99%..................................        5.63%        156,500      104,486
      7.00% -- 8.99%..................................        7.44%          3,143       11,102
      9.00% -- 10.99%.................................        9.68%            844        1,200
      11.00% -- 12.99%................................          --%             --        1,131
                                                                          --------     --------
         Total certificates...........................        4.91%        343,963      312,312
                                                                          --------     --------
              Total...................................        3.98%       $539,194      490,041
                                                                          ========     ========



     The aggregate amount of short-term jumbo certificates of deposits with a minimum denomination of $100,000 was approximately $34.1 million and $42.4 million at December 31, 1994 and 1993, respectively.



     The following table presents, by various interest rate categories, the amounts of certificate accounts at December 31 , 1994 maturing during the periods reflected below ($ in thousands):



                                                 YEAR ENDING DECEMBER 31,
                                     ------------------------------------------------
                                       1995      1996      1997      1998      1999      TOTAL
                                     --------   -------   -------   -------   -------   --------
    2.50% -- 2.99%.................  $    300        --        --        --        --        300
    3.00% -- 4.99%.................   161,840    17,365     2,551       990       430    183,176
    5.00% -- 6.99%.................    57,143    34,803    20,658    26,234    17,662    156,500
    7.00% -- 8.99%.................     1,865     1,178        --        --       100      3,143
    9.00% -- 10.99%................       443       401        --        --        --        844
                                     --------   -------   -------   -------   -------   --------
                                     $221,591    53,747    23,209    27,224    18,192    343,963
                                     ========   =======   =======   =======   =======   ========



     Interest expense on deposit accounts is summarized as follows (in thousands):



                                                                YEAR ENDED DECEMBER 31,
                                                            -------------------------------
                                                             1994        1993        1992
                                                            -------     -------     -------
    NOW and money market deposit accounts.................  $ 1,873       2,094       2,219
    Passbook accounts.....................................    2,753       2,311       2,757
    Certificate accounts..................................   15,349      15,052      20,260
    Less early withdrawal penalties.......................     (110)        (82)        (93)
                                                            -------     -------     -------
                                                            $19,865      19,375      25,143
                                                            =======     =======     =======

                                FF BANCORP, INC.



           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)



(9) BORROWED FUNDS



     The Federal Home Loan Bank advance outstanding at December 31, 1993 was $5,000,000 and which was collateralized by certain mortgage-backed securities with a book value of $5,963,567 and a market value of approximately $6,330,000. The Federal Home Loan Bank stock was also pledged as collateral for the advance. There were no Federal Home Loan Bank advances outstanding at December 31, 1994.



     Interest expense on borrowed funds is summarized as follows (in thousands):



                                                                     YEAR ENDED DECEMBER
                                                                             31,
                                                                    ----------------------
                                                                    1994     1993     1992
                                                                    ----     ----     ----
    Federal Home Loan Bank advance................................  $21       276      255



(10) INCOME TAXES



     As discussed in Note 1, FF Bancorp adopted SFAS 109 as of January 1, 1993. The cumulative effect of this change in accounting for income taxes increased net earnings by $824,000 and earnings per share by $.18 and is reported separately in the consolidated statement of earnings for the year ended December 31, 1993. The effect of applying SFAS 109 on earnings before the cumulative effect of the change in accounting principle for the year ended December 31, 1993 was not significant.



     The provision for income taxes consisted of the following (in thousands):



                                                               YEAR ENDED DECEMBER 31,
                                                           --------------------------------
                                                            1994         1993         1992
                                                           ------       ------       ------
    Federal:
      Current............................................  $3,042       $3,754       $3,083
      Deferred...........................................    (257)         (19)         (33)
                                                           ------       ------       ------
              Total......................................   2,785        3,735        3,050
    State:
      Current............................................     592          524          295
      Deferred...........................................     (45)          (1)         (25)
                                                           ------       ------       ------
              Total......................................     547          523          270
                                                           ------       ------       ------
                                                           $3,332       $4,258       $3,320
                                                           ======       ======       ======



     Total income tax expense differed from the amounts computed by applying the U.S. Federal income tax rate of 34% to 1994, 1993 and 1992 to earnings before income taxes and the cumulative effect of change in accounting for income taxes as a result of the following ($ in thousands):



                                                              YEAR ENDED DECEMBER 31,
                                                  -----------------------------------------------
                                                      1994             1993             1992
                                                  -------------    -------------    -------------
                                                  AMOUNT     %     AMOUNT     %     AMOUNT     %
                                                  ------    ---    ------    ---    ------    ---
    Tax at federal income tax rate..............  $3,343     34%   $3,821     34%   $3,009     34%
    Increase (decrease) resulting from:
      Bad debt deduction........................      --     --        --     --       (62)    (1)
      State income tax..........................     352      4       345      3       195      3
      Reserve for refund adjustment.............    (400)    (4)       --     --        --     --
      Other, net................................      37     --        92      1       178      2
                                                  ------    ---    ------    ---    ------    ---
              Total.............................  $3,332     34%   $4,258     38%   $3,320     38%
                                                  ======     ==    ======     ==    ======     ==

                                FF BANCORP, INC.



           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)



     Temporary differences between the financial statement carrying amount and tax bases of assets and liabilities that gave rise to significant portions of the deferred tax asset (liability) relates to the following (in thousands):



                                                                        AT DECEMBER 31,
                                                                      --------------------
                                                                       1994         1993
                                                                      ------       -------
    Unearned profit on real estate owned............................  $  108       $   110
    Allowance for loan losses.......................................   1,420           818
    Net operating loss carryforward relating to Key Bank............     919            --
    Alternative minimum tax credit carryforward.....................      79            --
    Unrealized (gain) loss on securities available-for-sale.........     607        (1,025)
    Market value adjustments related to Key acquisition.............     423            --
    Premises and equipment..........................................     (95)         (187)
    Deferred origination fees and costs.............................    (729)         (693)
    Federal Home Loan Bank stock....................................    (538)         (548)
    Loans and mortgage-backed securities............................     (78)         (150)
    Accrued pension liability.......................................     (19)          (83)
    Other...........................................................      (1)          (47)
                                                                      ------       -------
              Net deferred tax asset (liability)....................  $2,096       $(1,805)
                                                                      ======       =======


     The following is a reconciliation of the deferred tax asset and liability for the year ended December 31, 1994 (in thousands):


    Deferred tax liability at December 31, 1993................................  $(1,805)
    Current year provision for income taxes....................................      302
    Change in unrealized loss on securities available-for-sale.................    1,632
    Acquisition of Key Bank....................................................    1,967
                                                                                 -------
    Deferred tax asset at December 31, 1994....................................  $ 2,096
                                                                                 =======



     Retained earnings at December 31, 1994 and 1993 include approximately $3,912,000 and $4,088,000, respectively, for which no deferred federal income tax liability has been recognized. These amounts represent an allocation of income to bad debt deduction for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which would be subject to the then current corporate income tax rate. The unrecorded deferred income tax liability on the above amounts was approximately $1,478,000 and $1,533,000 at December 31, 1994 and 1993, respectively.



     Earnings appropriated to bad debt reserves and deducted for federal income tax purposes are not available for payment of cash dividends or other distributions to stockholders, including distributions on redemption, dissolution, or liquidation without payment of taxes by FF Bancorp on the amount of earnings removed from the reserves for such distribution at the then current tax rate. Under applicable Code provisions, the amount which would be deemed removed from such reserves by FF Bancorp, in the event of any such distribution to stockholders, and which would be subject to taxation at FF Bancorp level at the normal tax rate would approximate one hundred and fifty percent (150%) of the net amount actually distributed to the stockholders. At December 31, 1994, FF Bancorp had approximately $20,407,000 in tax earnings and profits available for dividend distribution to its stockholders without the imposition of any tax at FF Bancorp level.



(11) PENSION AND PROFIT SHARING PLAN



     New Smyrna has a noncontributory defined pension plan covering all full-time employees who have met certain age and length of service requirements. The benefits are based on years of service and average monthly

                                FF BANCORP, INC.



           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)



compensation. New Smyrna's current funding policy is to make an annual contribution that will not be less than the minimum required contribution nor greater than the maximum federal income tax deductible limit. Net periodic pension expense included the following components (in thousands):



                                                                  YEAR ENDED DECEMBER 31,
                                                                 -------------------------
                                                                 1994      1993      1992
                                                                 -----     -----     -----
    Service cost...............................................  $ 161     $ 137     $  99
    Interest cost..............................................    179       163       137
    Return on plan assets......................................   (161)     (139)     (118)
    Net amortization and deferral..............................     48        38        20
                                                                 -----     -----     -----
              Net periodic pension expense.....................  $ 227     $ 199     $ 138
                                                                 =====     =====     =====



     The status of the plan at October 1 as determined by consulting actuaries is as follows (in thousands):



                                                                        1994        1993
                                                                       -------     -------
    Actuarial present value of benefit obligations:
      Vested.........................................................  $ 1,656     $ 1,596
      Nonvested......................................................       59          88
                                                                       -------     -------
              Total..................................................    1,715       1,684
                                                                       =======     =======
    Accrued pension liability:
      Projected benefit obligation...................................   (2,488)     (2,748)
      Fair value of plan assets......................................    1,976       1,666
                                                                       -------     -------
    Projected benefit obligation in excess of plan assets............     (512)     (1,082)
    Unrecognized net transition liability............................      503       1,111
                                                                       -------     -------
              Prepaid (accrued) pension costs........................  $    (9)    $    29
                                                                       =======     =======



     In 1994 and 1993, the expected long-term rate of return on plan assets was 9% and the discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the accumulated benefit obligation were 6.50% and 7.25%, and 6.00% and 8.25% in 1994 and 1993, respectively. Plan assets are invested primarily in guaranteed accumulation contracts. The guaranteed accumulation contracts include a general account comprising 66% of the plan assets and separate accounts representing 34% of the plan assets. The assets comprising the portfolio of the general account are bonds 39%, mortgages 33%, real estate 27% and other 11%.



     Citrus has a noncontributory pension plan covering substantially all of its employees. Benefits under the plan are provided by a multi-employer defined benefit plan. Actuarial present value of accumulated plan benefits and net assets available for benefits are not available on an individual employer basis. No amounts were required to be contributed to the plan during the years ended December 31, 1994, 1993 and 1992.



     Key sponsors a profit sharing plan available to all employees electing to participate after meeting certain length- of-service requirements. FF Bancorp's contributions to the profit sharing plan are discretionary and are determined annually prior to the end of the calendar year. FF Bancorp did not contribute to the profit sharing plan during the years ended December 31, 1994, 1993 and 1992.



(12) FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND LOAN COMMITMENTS



     FF Bancorp is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its borrowers. These financial instruments consist of loan commitments to extend credit. These instruments may, but not necessarily, involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The contract amounts of these

                                FF BANCORP, INC.



           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)



instruments reflect the extent of involvement FF Bancorp has in these financial instruments. FF Bancorp's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. FF Bancorp uses the same credit policies in making commitments as it does for on-balance-sheet loans receivable. Loan commitments whose contract amounts represent credit and interest rate risk are as follows (in thousands):



                                                                          AT DECEMBER 31,
                                                                         -----------------
                                                                          1994       1993
                                                                         ------     ------
    Outstanding loan commitments, exclusive of loans in process:
      At fixed rates...................................................  $1,760      5,620
      At variable rates................................................   6,558      2,580
                                                                         ------     ------
              Total loan commitments...................................  $8,318      8,200
                                                                         ======     ======
    Undisbursed portion of lines of credit.............................  $4,594         --
                                                                         ======     ======
    Standby letters of credit..........................................  $  718         --
                                                                         ======     ======



     Commitments to extend credit are agreements to lend monies to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. FF Bancorp evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by FF Bancorp upon extension of credit, is based on management's credit evaluation of the borrower.



     Standby letters of credit issued are conditional commitments issued by FF Bancorp to guarantee the performance of a customer to a third party. All of the standby letters of credit outstanding at December 31, 1994 expire during 1995 and 1996. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers.



(13) COMMITMENTS AND CONTINGENCIES



     In the ordinary course of business, FF Bancorp has various outstanding commitments and contingent liabilities that are not reflected in the accompanying financial statements. In addition, FF Bancorp is a defendant in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the financial position of FF Bancorp. The principal commitments of FF Bancorp are as follows:



     Lease Commitments. During the year ended December 31, 1994, FF Bancorp was operating one branch office under a month-to month lease. Net rent expense under operating leases, included in occupancy and equipment expense, was approximately $73,000, $74,000 and $61,000 for the years ended December 31, 1994, 1993 and
1992, respectively. No branch office lease commitments exist at December 31
1994.



(14) REGULATORY MATTERS



     In connection with the insurance of deposit accounts, the Holding Company's Subsidiaries are required to maintain certain minimum regulatory capital requirements. These are not valuation allowances and have not been created by charges against earnings. They represent a restriction on stockholders' equity.

                                FF BANCORP, INC.



           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)



     The following is a summary of the regulatory capital requirements, as well as, the Holding Company's thrift subsidiaries regulatory capital and the amounts in excess of such required capital as of December 31, 1994 ($ in thousands):



                                                                                    RISK-BASED
                                                                                ------------------
                                              TANGIBLE             CORE                     % OF
                                          ----------------   ----------------              RISK-
                                                     % OF               % OF              WEIGHTED
                                          AMOUNT    ASSETS   AMOUNT    ASSETS   AMOUNT     ASSETS
                                          -------   ------   -------   ------   -------   --------
                                                           (DOLLARS IN THOUSANDS)
     NEW SMYRNA:
       Regulatory capital...............  $24,364     7.8%   $24,364     7.8%   $26,211     17.8%
       Requirement......................    4,665     1.5      9,331     3.0     11,809      8.0
                                          -------   ------   -------   ------   -------   --------
       Excess...........................  $19,699     6.3%   $15,033     4.8%   $14,402      9.8%
                                          =======   =====    =======   =====    =======   =======
     CITRUS:
       Regulatory capital...............   15,890     7.5%   $15,890     7.5%   $17,209     16.4%
       Requirement......................    3,192     1.5      6,384     3.0      8,418      8.0
                                          -------   ------   -------   ------   -------   --------
       Excess...........................  $12,698     6.0%   $ 9,506     4.5%   $ 8,791      8.4%
                                          =======   =====    =======   =====    =======   =======



     At the time of the conversions of New Smyrna and Citrus, liquidation accounts were established for each institution in amounts equal to the total regulatory capital as of July 30, 1990 and December 31, 1991, respectively. Each eligible deposit account holder, as described in the respective plans of conversion, is entitled to a proportionate share of such liquidation account in the event of a complete liquidation of the institution in which such account is held, but only in such event. This share cannot be increased but will be reduced if the account holder's deposit falls below the amount on the dates of record, and will cease to exist if the account is closed. The liquidation accounts will never be increased despite any increase after the conversions in the related deposit of an account holder. This account is reduced annually in proportion to the reduction of eligible savings account balances measured on December 31 of each year.



     New Smyrna and Citrus may not declare or pay a cash dividend on, or repurchase any of its capital stock, if the effect thereof would cause the stockholders' equity of either institution to be reduced below either, the amount required for their respective liquidation accounts or the regulatory capital requirements, imposed by the regulatory authorities.



     Banking laws and regulations limit the amount of dividends that may be paid by Key. The FDIC requires insured banks to maintain two separate levels of capital.



     The FDIC requires banks to maintain a minimum leverage-capital ratio of Tier I capital (as defined) to total assets. The leverage-capital ratio ranges from 3% to 5% based on the bank's rating under the regulatory rating system. Key required leverage capital ratio at December 31, 1994 was 4%.



     The FDIC has also adopted a risk-based capital statement of policy which imposes an additional capital standard on insured banks. Under this regulation, a bank must classify its assets and certain off-balance sheet activities into categories, and maintain specified levels of capital for each category. The amount of capital that is required is dependent upon the amount of risk attributed to each category by the FDIC. A bank must have a total risk-based capital ratio of no less than 8% and a Tier I capital to risk-weighted assets ratio of no less than 4%. Under the statement of policy, certain assets are required to be deducted from risk based capital. Such assets include certain nonqualifying intangible assets, unconsolidated banking and finance subsidiaries, investments in securities subsidiaries and reciprocal holdings of capital instruments with other banks. In addition, the FDIC may consider deducting other assets on a case-by-case basis or investments in other subsidiaries on a case-by-case basis or based on the general characteristics or functional nature of the subsidiaries.

                                FF BANCORP, INC.



           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)



     At December 31, 1994 a comparison of the required capital ratios to actual capital ratios was as follows:



                                                                    RATIOS OF     REGULATORY
                                                                       KEY        REQUIREMENT
                                                                    ---------     -----------
     Total capital to risk-weighted assets........................    10.41%          8.00%
     Tier I capital to risk-weighted assets.......................     9.12%          4.00%
     Tier I capital to total assets -- leverage ratio.............     7.36%          4.00%



(15) STOCK OPTION PLANS



     Certain directors, officers and employees have options to purchase shares of FF Bancorp's common stock, under its stock option plans. The option price is the fair market value at date of grant. The options are exercisable in one or more installments until 2002. Under the option plans, 56 shares remain available for grant to directors, officers and employees on a merit basis. The number of shares reflect the 10% stock dividend declared July 18, 1994 and the three for one stock split of July 26, 1993. A summary of transactions follows ($ in thousands):



                                                                                   AGGREGATE
                                                                      NUMBER        OPTION
                                                                     OF SHARES       PRICE
                                                                     ---------     ---------
    Outstanding at December 31, 1991...............................    329,918      $ 1,000
    Options granted February 11, 1992 at $3.79 per share...........     82,500          313
    Options granted July 8, 1992 at $4.81 per share................     54,136          260
    Options granted August 24, 1992 at $6.44 per share.............     60,591          390
    Options exercised at $3.03 per share...........................    (42,893)        (130)
    Options forfeited at $3.03 per share...........................     (3,920)         (12)
                                                                     ---------     ---------
    Outstanding at December 31, 1992...............................    480,332        1,821
    Options exercised at $3.03 per share...........................    (52,807)        (169)
                                                                     ---------     ---------
    Outstanding at December 31, 1993...............................    427,525        1,652
    Options exercised at $3.03 per share...........................   (213,546)        (647)
    Options exercised at $3.79 per share...........................    (33,000)        (125)
    Options exercised at $4.81 per share...........................    (35,990)        (173)
    Options exercised at $6.44 per share...........................    (60,591)        (391)
                                                                     ---------     ---------
    Outstanding at December 31, 1994...............................     84,398      $   316
                                                                      ========      =======



     The outstanding options are exercisable as follows:



                                        YEAR
        --------------------------------------------------------------------
        1995................................................................  47,023
        1996................................................................  18,688
        1997................................................................  18,687
                                                                              ------
                                                                              84,398
                                                                              ======



(16) MANAGEMENT RECOGNITION PLAN



     The Board of Directors of FF Bancorp has adopted a Management Recognition Plan (the "MRP"), the objective of which is to enable FF Bancorp to retain its corporate officers who have the experience and ability necessary to manage FF Bancorp. Those eligible to receive benefits under the MRP will include certain officers as determined by members of a committee appointed by the Board of Directors of FF Bancorp.

                                FF BANCORP, INC.



           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)



     The MRP is managed by trustees who are directors of FF Bancorp who have the responsibility to invest all funds contributed by FF Bancorp to the trust created for the MRP (the "Trust"). FF Bancorp contributed $345,000 to the Trust at the time the Trust was established. The Trust purchased 113,850 shares (adjusted for the three for one stock split of July 26, 1993 and the 10% stock dividend declared on July 18, 1994) of Common Stock issued in the Conversion. On July 1, 1991, the Committee granted one-half of the MRP shares to Frances Ford and one-half to Charles Byrd. The shares granted are in the form of restricted stock to be earned and payable over a four-year period at the rate of 25% of such shares per year beginning January 1, 1992. Compensation expense in the amount of the fair market value of the Common Stock at the date of the grant to the officer or employee is being recognized over the four years during which the shares are earned and payable.



(17) DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS



     The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:



          Cash and Cash Equivalents. For those short-term instruments, the carrying amount is the estimate of fair value.



          Investment Securities and Mortgage-Backed Securities. For securities held-to-maturity, fair value equals market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.



          Loans Receivable. The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit rating and for the same remaining maturities.



          Deposit Accounts. The fair value of NOW accounts, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed maturity certificates of deposit accounts is estimated using the rates currently offered for deposits of similar remaining maturities.



          Commitments to Extend Credit. The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, the fair value estimated also considers the difference between current levels of interest rates and the committed rates.

                                FF BANCORP, INC.



           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)



     The estimated fair values of FF Bancorp's financial instruments are as follows:



                                                                     AT DECEMBER 31, 1994
                                                                    ----------------------
                                                                    CARRYING        FAIR
                                                                     AMOUNT         VALUE
                                                                    --------       -------
                                                                        (IN THOUSANDS)
    FINANCIAL ASSETS:
    Cash and cash equivalents.....................................  $101,054       101,054
                                                                    ========       =======
    Investment securities.........................................  $ 13,320        13,320
                                                                    ========       =======
    Mortgage-backed securities....................................  $ 16,784        16,784
                                                                    ========       =======
    Loans receivable, net.........................................  $420,631       411,316
                                                                    ========       =======
    Accrued interest receivable...................................  $  2,534         2,534
                                                                    ========       =======
    FINANCIAL LIABILITIES:
    Deposit accounts..............................................  $539,194       533,016
                                                                    ========       =======
    Unrecognized financial instruments -- Commitments to extend
      credit......................................................  $ 13,630        13,630
                                                                    ========       =======



(18) PARENT COMPANY FINANCIAL INFORMATION



     The parent company financial information is as follows (in thousands):



                            CONDENSED BALANCE SHEETS



                                                                         AT DECEMBER 31,
                                                                       -------------------
                                                                        1994        1993
                                                                       -------     -------
    ASSETS
    Cash, deposited with subsidiaries................................  $   410       4,091
    Investment in subsidiaries.......................................   44,232      38,107
    Prepaid income taxes.............................................      476          --
    Other assets.....................................................      438         129
                                                                       -------     -------
              Total assets...........................................  $45,556      42,327
                                                                       =======     =======
    LIABILITIES AND STOCKHOLDERS' EQUITY
    Accounts payable to subsidiaries.................................       --          50
    Other liabilities................................................       61          --
    Stockholders' equity.............................................   45,495      42,277
                                                                       -------     -------
              Total liabilities and stockholders' equity.............  $45,556      42,327
                                                                       =======     =======

                                FF BANCORP, INC.



           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)



                        CONDENSED STATEMENTS OF EARNINGS



                                                                           YEAR ENDED
                                                                          DECEMBER 31,
                                                                       -------------------
                                                                        1994        1993
                                                                       -------     -------
    Revenues.........................................................  $    --           5
    Expenses.........................................................      399         378
    Loss before earnings of subsidiaries.............................     (399)       (373)
    Earnings of subsidiaries.........................................    6,901       8,178
                                                                       -------     -------
              Net earnings...........................................  $ 6,502       7,805
                                                                       =======     =======



                       CONDENSED STATEMENTS OF CASH FLOWS



    Operating activities:
      Net earnings...................................................    6,502       7,805
      Adjustments to reconcile net earnings to net cash used in
         operating activities:
         Equity in undistributed earnings of subsidiaries............   (6,901)     (8,178)
         Decrease in accounts payable................................     (100)        (29)
         Issuance of common stock held by management recognition
           plan trust................................................      311         235
         Increase in other assets....................................     (259)        (77)
         Increase in other liabilities...............................       61          --
                                                                       -------     -------
              Net cash used in operating activities..................     (386)       (244)
    Investing activities:
      Dividend from Subsidiaries.....................................    3,050       5,750
      Investment in Key..............................................   (4,051)         --
                                                                       -------     -------
              Net cash provided by (used in) investing activities....   (1,001)      5,750
    Financing activities:
      Sale (retirement) of common stock..............................   (1,184)       (296)
      Proceeds from stock option exercised...........................    1,335         169
      Payment of cash dividends......................................   (2,445)     (2,026)
                                                                       -------     -------
              Net cash used in financing activities..................   (2,294)     (2,153)
                                                                       -------     -------
    Net increase (decrease) in cash..................................   (3,681)      3,353
    Cash at beginning of the year....................................    4,091         738
                                                                       -------     -------
    Cash at end of year..............................................  $   410       4,091
                                                                       =======     =======

                                FF BANCORP, INC.



           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)



(19) SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)



     Summarized quarterly financial data follows ($ in thousands, except per share figures):



                                                              YEAR ENDED DECEMBER 31, 1994
                                                        ----------------------------------------
                                                         FIRST     SECOND      THIRD     FOURTH
                                                        QUARTER    QUARTER    QUARTER    QUARTER
                                                        -------    -------    -------    -------
    Interest income...................................  $ 9,518     10,911     11,084     11,256
    Interest expense..................................    4,497      5,004      5,106      5,279
    Net interest income...............................    5,021      5,907      5,978      5,977
    Provision for loan losses.........................       --         --         --      1,939
                                                        -------    -------    -------    -------
    Net interest income after provision for loan
      losses..........................................    5,021      5,907      5,978      4,038
    Noninterest income................................      296        586        640       (491)
    Noninterest expense...............................    2,357      3,088      3,056      3,640
                                                        -------    -------    -------    -------
    Earnings (loss) before income taxes...............    2,960      3,405      3,562        (93)
    Provision (credit) for income taxes...............    1,093      1,008      1,362       (131)
                                                        -------    -------    -------    -------
    Net earnings......................................  $ 1,867      2,397      2,200         38
                                                        =======     ======     ======     ======
         Net earnings per share.......................  $   .41        .54        .48        .01
                                                        =======     ======     ======     ======



                                                              YEAR ENDED DECEMBER 31, 1993
                                                        ----------------------------------------
                                                         FIRST     SECOND      THIRD     FOURTH
                                                        QUARTER    QUARTER    QUARTER    QUARTER
                                                        -------    -------    -------    -------
    Interest income...................................  $10,219     10,065      9,821      9,641
    Interest expense..................................    5,145      4,964      4,821      4,722
                                                        -------    -------    -------    -------
    Net interest income...............................    5,074      5,101      5,000      4,919
    Provision for loan losses.........................       79         76         22         --
                                                        -------    -------    -------    -------
    Net interest income after provision for loan
      losses..........................................    4,995      5,025      4,978      4,919
    Noninterest income................................      271        323        297        308
    Noninterest expense...............................    2,317      2,509      2,431      2,620
                                                        -------    -------    -------    -------
    Earnings before income taxes and cumulative effect
      of change in accounting principle...............    2,949      2,839      2,844      2,607
    Provision for income taxes........................    1,090      1,089      1,073      1,007
                                                        -------    -------    -------    -------
    Earnings before cumulative effect of change in
      accounting principle............................    1,859      1,750      1,771      1,600
    Cumulative effect of change in accounting
      principle.......................................      824         --         --         --
                                                        -------    -------    -------    -------
    Net earnings......................................  $ 2,683      1,750      1,771      1,600
                                                        =======     ======     ======     ======
    Earnings per share:
      Earnings before cumulative effect of change in
         accounting principle.........................  $   .40        .38        .38        .34
      Cumulative effect of change in accounting
         principle....................................      .18         --         --         --
                                                        -------    -------    -------    -------
    Net earnings......................................  $   .58        .38        .38        .34
                                                        =======     ======     ======     ======

                                FF BANCORP, INC.



           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)



                                                              YEAR ENDED DECEMBER 31, 1992
                                                        ----------------------------------------
                                                         FIRST     SECOND      THIRD     FOURTH
                                                        QUARTER    QUARTER    QUARTER    QUARTER
                                                        -------    -------    -------    -------
    Interest income...................................  $11,596     11,083     10,725     10,470
    Interest expense..................................    7,339      6,509      6,015      5,535
                                                        -------    -------    -------    -------
    Net interest income...............................    4,257      4,574      4,710      4,935
    Provision for loan losses.........................      304        249        228        230
                                                        -------    -------    -------    -------
    Net interest income after provision for loan
      losses..........................................    3,953      4,325      4,482      4,705
    Gain (loss) on sale of assets.....................      (19)       (17)        --          2
    Noninterest income................................      306        275        314        198
    Noninterest expense...............................    2,514      2,442      2,322      2,398
                                                        -------    -------    -------    -------
    Earnings before income tax expense................    1,726      2,141      2,474      2,507
    Provision for income taxes........................      677        824        982        837
                                                        -------    -------    -------    -------
    Net earnings......................................  $ 1,049      1,317      1,492      1,670
                                                        =======     ======     ======     ======
    Earnings per share................................  $   .24        .30        .33        .37
                                                        =======     ======     ======     ======



(20) PENDING MERGER



     The Board of Directors has entered into an agreement whereby FF Bancorp will be acquired by First National Bancorp, Gainesville, Georgia (First Bancorp). Under the terms of the agreement each share of FF Bancorp's common stock will be exchanged for .825 shares of First Bancorp's common shares. The merger is subject to approval by FF Bancorp's stockholders and various regulatory authorities.

                                                                      APPENDIX A

                          AGREEMENT AND PLAN OF MERGER

     THIS AGREEMENT AND PLAN OF MERGER (hereinafter referred to as the "Agreement"), dated as of November 22, 1994, between FIRST NATIONAL BANCORP, a Georgia corporation (hereinafter referred to as "Bancorp"), and FF BANCORP, INC. (hereinafter referred to as "FF"), a Florida corporation.

                              W I T N E S S E T H:

     WHEREAS, Bancorp is a multiple bank holding company duly organized and in good standing under the laws of the State of Georgia which as of October 31, 1994, had 30,000,000 shares of common stock, $1.00 par value per share ("Bancorp Common Stock"), with 16,489,469 shares of common stock outstanding; and

     WHEREAS, FF is a multiple thrift and one bank holding company operating in the State of Florida which as of October 31, 1994, had 5,0000,000 authorized shares of common stock, $.01 par value per share, and 2,500,000 shares of preferred stock, $.,01 par value per share; 4,680,818 shares of common stock were issued and outstanding ("FF Common Stock") and no shares of preferred stock were issued and outstanding; and

     WHEREAS, FF owns all of the outstanding stock of First Federal Savings Bank of New Smyrna, a federal savings bank located in New Smyrna Beach, Florida (hereinafter sometimes referred to as "New Smyrna Bank"), all of the outstanding stock of First Federal Savings Bank of Citrus County, a federal savings bank located in Citrus County, Florida (hereinafter sometimes referred to as "Citrus Bank"), and 97.3% of the outstanding stock of Key Bancshares, Inc. (hereinafter sometimes referred to as "Key Bancshares"), which owns all of the outstanding stock of The Key Bank of Florida, a state-chartered commercial bank located in Tampa, Florida (hereinafter sometimes referred to as "Key Bank," and together with New Smyrna Bank, Citrus Bank and Key Bancshares, collectively referred to as "FF Subsidiaries"); and

     WHEREAS, the respective Boards of Directors of Bancorp and FF deem it desirable to enter into this Agreement providing for FF to be merged into Bancorp, with Bancorp being the surviving corporation and with the result that the FF Subsidiaries shall thereafter be the subsidiaries of Bancorp, with shareholders of FF receiving shares of Bancorp in exchange for their FF shares; and

     WHEREAS, the parties believe that the merger will broaden the capital markets available to FF Subsidiaries and Bancorp, enable the parties to compete more effectively with other banks in the FF market area, and give the shareholders of FF an interest in a more diversified enterprise and securities in a more widely held company; and

     WHEREAS, in adopting this Agreement, the Board of Directors of FF has given due consideration to the relevant factors for determining what is in the best interest of FF and its shareholders, including the social and economic effect of this Agreement on FF's present and future customers and its employees and those of the FF subsidiaries, as well as on the communities served by FF Subsidiaries. In addition to the above, the Directors of FF have considered the effect of the merger on the ability of FF to fulfill its corporate objectives as a savings and loan and one bank holding company and on the ability of the FF Subsidiaries to fulfill the objectives of federally chartered stock savings banks under applicable statutes and regulations.

     NOW, THEREFORE, in consideration of their mutual promises, the parties enter into this Agreement. Paragraphs I through III herein shall constitute the "Plan of Merger" between FF and Bancorp as contemplated by the Georgia Business Corporation Code, O.C.G.A. sec. 14-2-1101 et seq., (the "Georgia Code") and the Florida Business Corporation Act, Chapter 607, Florida Statutes (1993) (the "Florida Act").

I. AGREEMENT TO MERGE.

     (A) On the date designated as such in "Articles of Merger" to be filed by Bancorp with the Georgia Secretary of State pursuant to the Georgia Code and with the Florida Secretary of State pursuant to the

Florida Act, the "Merger Date", FF shall be merged into Bancorp, which shall be the survivor (hereinafter sometimes referred to as the "Surviving Corporation"). Such merger shall be pursuant to the applicable provisions of the Georgia Code and Florida Act.

     (B) The articles of incorporation of Bancorp shall be the articles of incorporation of the Surviving Corporation. The bylaws of Bancorp shall be the bylaws of the Surviving Corporation. The name "First National Bancorp" shall be the name of the Surviving Corporation.

     (C) The board of directors and officers of Bancorp shall continue to be the board of directors and officers of the Surviving Corporation.

     (D) Bancorp agrees to appoint Mr. Charles H. Byrd, Vice Chairman of FF, and Mr. Tildon W. Smith, Executive Vice President of FF, to the Board of Directors of Bancorp at the next scheduled Board meeting following consummation of the Merger.

     (E) FF shall receive a fairness opinion and confirmation regarding the stock conversion in the Merger as contemplated by subparagraph VIII(B) hereof.

     (F) The corporate existence of FF and Bancorp shall be merged into and continued in Bancorp as the Surviving Corporation. The established offices and facilities of Bancorp immediately prior to the merger shall remain the offices and facilities of the Surviving Corporation.

     (G) All rights, properties and privileges of every kind or character of FF and Bancorp shall be transferred to or vested in Bancorp as the Surviving Corporation by virtue of such merger without any deed, assignment or other transfer. Bancorp, as the Surviving Corporation, shall by virtue of the merger be responsible and liable for all of the liabilities and obligations of both FF and Bancorp.

     (H) The "Closing Date" shall not be later than the close of business on August 31, 1995, unless extended by the mutual consent of FF and Bancorp.

II. CONSIDERATION FOR MERGER

     (A) On the Merger Date, FF Common Stock shall be converted into the following rights:

          (i) At the time of the merger described in subparagraph I(A), each share of outstanding FF Common Stock shall be converted into the right to receive .825 shares of Bancorp Common Stock (the "Conversion Ratio"); provided, however, that the foregoing Conversion Ratio may be subject to adjustment pursuant to subparagraph II(B).

          (ii) Fractional shares of Bancorp Common Stock will not be issued in the merger. Any FF shareholder who would be entitled to a fraction of a Bancorp share shall receive cash payment in lieu of such fractional share in an amount determined by multiplying the fraction of a share he would otherwise be entitled to receive by $20.50; provided, however, that the foregoing amount shall be subject to adjustment pursuant to the provisions of subparagraph II(B).

     (B) In the event that prior to the Merger Date, Bancorp or FF declares any stock split or stock dividend, any reverse stock split or combination, or any similar transaction where the record date for such transaction precedes the Merger Date (or such later date that the holders of record of shares of FF Common Stock would be deemed to be the holders of record of shares of Bancorp Common Stock as a result of the Merger) the number of shares of Bancorp stock to be received by shareholders of FF and the amount to be paid for fractional shares shall be proportionately adjusted.

III. MANNER OF SURRENDERING FF STOCK.

     Following consummation of the Merger, each FF shareholder shall receive in exchange for his or her shares of FF Common Stock a certificate representing the number of shares of Bancorp Common Stock into which FF shares have been converted at the Conversion Ratio and a Bancorp check in settlement for a fractional share of Bancorp Common Stock, if any. After the Merger Date and until surrendered as provided herein, each FF certificate shall be deemed for all corporate purposes to evidence the number of whole shares of Bancorp Common Stock into which the FF Common Stock represented by such certificate shall have been converted as provided in Paragraph II, and such certificates, as between the holders and Bancorp, shall evidence the holder's right to receive Bancorp Common Stock certificates and cash in accordance with this Agreement; provided, however, that Bancorp stock certificates will not be issued to shareholders until their certificates have been surrendered to Mellon Securities Trust Company, as the exchange agent. Dividends, interest or other distributions payable to shareholders in respect of Bancorp Common Stock into which FF Common Stock has been converted shall be retained, without interest, in an escrow account at Mellon Securities Trust Company, for the account of such shareholders and shall not be paid until their certificates have been surrendered in exchange for Bancorp certificates.

IV. REPRESENTATIONS AND WARRANTIES OF BANCORP.

     As an inducement to FF to enter into this Agreement, Bancorp hereby represents and warrants to FF as follows:

          (A) Bancorp is a Georgia corporation duly organized, validly existing and in good standing under the laws of the State of Georgia. Bancorp has the corporate power and authority to carry on its business as now conducted and to own, lease and operate its assets, properties and businesses. Bancorp has in effect all material federal, state and local governmental authorizations necessary for it to own or lease its properties and assets and to carry on its business as now conducted.

          (B) Exhibit 21.1 of Bancorp's Annual Report on Form 10-K for the fiscal year ended December 31, 1993, lists all active Bancorp subsidiaries as of the date of this Agreement(except The Community Bank, Douglasville, Georgia, which was acquired on February 28, 1994, and Barrow Bank & Trust Company, which was acquired on July 31, 1994) (together with The Community Bank and Barrow Bank & Trust Company, the "Bancorp Subsidiaries"). Each of the Bancorp Subsidiaries:

             (i) is either a national banking association or a state banking corporation duly organized, validly existing, and in good standing under the laws of the jurisdiction in which it is organized or incorporated;

             (ii) has the corporate power and authority necessary for it to own or lease its properties and assets and to carry on its business as now being conducted; and

             (iii) has all material federal, state and local governmental authorizations necessary for it to own or lease its properties and assets and to carry on its business as now conducted.

          (C) Bancorp owns 100% of the issued and outstanding equity securities of each of Bancorp Subsidiaries, free and clear of any liens, encumbrances or restrictions whatsoever, except for the pledge of First National Bank of Habersham stock, Granite City Bank stock, and a portion of The First National Bank of Gainesville stock to secure a loan from Trust Company Bank. Neither Bancorp nor any of the Bancorp Subsidiaries has outstanding any subscriptions, warrants, rights, options or other agreements or commitments obligating any of the Bancorp Subsidiaries to issue any additional shares of equity securities or obligating Bancorp to sell any shares of the equity securities of any Bancorp Subsidiaries.

          (D) Bancorp has 30,000,000 authorized shares of Common Stock, $1.00 par value each, of which 16,489,469 shares were outstanding as of October 31, 1994. No outstanding shares of Bancorp Common Stock have been issued in violation of the preemptive rights of any person, or in violation of any federal or state securities laws such that it would have a material adverse effect on the business, properties, operations, prospects, or assets, or on the condition, financial or otherwise, of Bancorp.

          (E) As of the date of this Agreement, Bancorp does not have outstanding any subscriptions, warrants, rights, options or other agreements or commitments obligating Bancorp to issue shares of its capital stock except the following:

             (i) Any shares of Bancorp which may be issued from time to time by Bancorp pursuant to any of its employee stock option plans and incentive stock option agreements providing for the potential grant of options for selected key employees of Bancorp and/or any subsidiary thereof;

             (ii) Any shares of Bancorp which may be issued from time to time pursuant to the First National Bancorp Dividend Reinvestment Plan which allows shareholders of Bancorp to elect to receive shares of Bancorp in lieu of cash dividends; and

             (iii) Any shares of Bancorp which may be issued from time to time by Bancorp pursuant to the First National Bancorp Performance-Based Restricted Stock Plan.

          (F) The execution of this Agreement and the transactions contemplated hereby have been authorized by all necessary corporate action of Bancorp, and this Agreement is a valid and legally binding obligation of Bancorp enforceable in accordance with its terms, subject to any bankruptcy or moratorium laws now or hereafter in effect. Neither the execution and delivery of this Agreement, nor the consummation of the transactions provided for herein in the manner herein provided will violate any material agreement to which Bancorp or any of the Bancorp Subsidiaries is a party or is bound; nor will the actions described violate any law, order or decree or any provision of the articles of incorporation or bylaws of Bancorp or any of the Bancorp Subsidiaries. Bancorp has full power, authority and legal right to enter into this Agreement and, upon receipt of approval by the appropriate regulatory authorities governing Florida State chartered banks, federally chartered savings associations and savings and loan and bank holding companies, to consummate the transactions provided for herein. There is no pending or, to the best of Bancorp's knowledge, threatened litigation which would in any way impair the ability of Bancorp to fulfill its obligations under this Agreement.

          (G) Bancorp Common Stock is registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and Bancorp has delivered to FF copies of:

             (i) its Annual Report on Form 10-K for its fiscal year ended December 31, 1993 (and those portions of its 1993 Annual Report to Shareholders incorporated therein by reference), filed pursuant to
        Section 13 of the 1934 Act;

             (ii) the Proxy Statement for its Annual Meeting of Shareholders held April 20, 1994, filed pursuant to Section 14 of the 1934 Act;

             (iii) its Current Reports on Form 8-K dated January 14, 1994, February 28, 1994, March 15, 1994, July 31, 1994, and October 28, 1994
        filed pursuant to Section 13 of the 1934 Act; and

             (iv) its Quarterly Reports on Form 10-Q for the periods ended March 31, 1994, June 30, 1994 and September 30, 1994 filed pursuant to Section 13 of the 1934 Act. These reports and proxy statement include all regular and periodic reports and proxy statements required to be filed by Bancorp with the Securities and Exchange Commission ("SEC") since January 1, 1994 and are herein collectively called the "Bancorp SEC Reports". The Bancorp SEC Reports taken together correctly describe, among other things, the business, operations and principal properties of Bancorp and its Subsidiaries in accordance with the requirements of the applicable report form. As of the respective dates of filing, none of the Bancorp SEC Reports contained any untrue statement of material fact or omitted to state any material fact necessary to make the statements therein not misleading. The financial statements contained in the Bancorp SEC Reports have been prepared in accordance with generally accepted accounting principles consistently applied and present fairly the consolidated financial condition of Bancorp and its Subsidiaries as of the dates thereof and the consolidated results of their operations for the periods covered thereby.

          (H) Since the date of its latest published financial statements included in the Bancorp SEC Reports, there have not been any changes in the condition of Bancorp or any of the Bancorp Subsidiaries, any contracts entered into by Bancorp or any of its Subsidiaries, or other changes in the operations of Bancorp or any of its Subsidiaries which, in either case, would have a material adverse effect on the condition or results of operations of Bancorp and its Subsidiaries, taken as a whole.

          (I) The shares of Bancorp Common Stock to be issued to shareholders of FF pursuant to this Agreement and the merger will, when issued according to the terms of this Agreement, be registered with the SEC and be validly issued, fully paid, and non-assessable.

V. COVENANTS OF BANCORP.

     (A) From the date of this Agreement until the Merger Date or until this Agreement is terminated by the parties as herein provided, Bancorp covenants as follows:

          (i) Except as otherwise provided herein or consented to in writing by FF (which consent will not be unreasonably withheld), Bancorp will conduct its operations and will cause each of the Bancorp Subsidiaries to conduct operations in accordance with its ordinary course of business consistent with past practice, and shall use and shall cause each of the Bancorp Subsidiaries to use, its best efforts to maintain and preserve its business, organization, employees and good relationships with its shareholders and its customers and others having business dealings with it.

          (ii) Bancorp shall cause its officers and employees to furnish FF such information and operating data and other information as to Bancorp's business and properties, as FF shall from time to time reasonably request to facilitate the filing of regulatory applications, preparation of documents and investigations made necessary or appropriate by this Agreement.

          (iii) Except as otherwise provided herein, Bancorp will assure that neither Bancorp nor any of the Bancorp Subsidiaries will take any of the following actions without the written consent of FF (which consent will not be unreasonably withheld):

             (1) amend its articles of incorporation or bylaws to change in any manner the rights of its Common Stock or other securities or the character of its business;

             (2) incur any obligation or liability, direct or indirect, absolute or contingent, other than those incurred in the ordinary course of business on reasonable terms;

             (3) issue or sell or commit to issue or sell any additional shares of Bancorp Common Stock or securities convertible into shares of Bancorp Common Stock for consideration (in the case of convertible securities on a fully converted basis) of less than $19.00 per share of Bancorp Common Stock, except pursuant to existing options issued under its employee stock option plans, or except pursuant to its existing dividend reinvestment plan, or except pursuant to its restricted stock plan, or except pursuant to a stock dividend or a stock split referred to in subparagraph II(B).

             (4) except in the ordinary course of business, mortgage pledge or otherwise encumber any of its properties or assets;

             (5) sell or transfer any of its properties or assets, or cancel, release or assign any indebtedness owed to it or any claim held by it, except in the ordinary course of business; or

             (6) pay any dividends or make other distributions or payments in respect of capital stock of Bancorp, except for dividends at times and in amounts consistent with past practice.

     (B) Bancorp agrees to promptly take such action as may reasonably be requested by FF to timely carry out the terms of this Agreement in accordance with its terms and in accordance with all applicable laws, rules and regulations relating to banks, savings and loans, bank or savings and loan holding companies or securities regulations.

     (C) Without limiting the generality of subparagraph V(B), Bancorp shall assist FF in the preparation of a proxy statement (hereinafter sometimes referred to as the "Proxy Statement") to be contained in a registration statement of Bancorp (the "Registration Statement") which shall be prepared by Bancorp, with the assistance of FF, covering the registration of Common Stock of Bancorp to be issued in the transaction contemplated by this Agreement. The Proxy Statement shall relate to the meeting of FF shareholders called to consider and vote upon this Agreement as required by the Florida Act. Such Proxy Statement and Registration Statements shall be filed on Form S-4 of the 1934 Act and shall comply with all applicable state and federal securities laws, rules or regulations, all applicable regulations of the Federal Reserve Board, the Office of Thrift Supervision, the Federal Deposit Insurance Corporation, the Comptroller of the Currency, the Georgia Department of Banking and Finance, and the Florida Department of Banking and Finance, and any other laws, rules or regulations applicable to the transactions contemplated by this Agreement. Bancorp covenants that all information relating to Bancorp and the Bancorp Subsidiaries furnished by it for inclusion in the Proxy Statement and the Registration Statement, taken as a whole, shall be true, complete and correct, and shall not contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading. In addition, Bancorp shall promptly furnish such additional data and information as may be required for the timely preparation of the Proxy Statement.

     (D) Upon the required approvals by regulatory authorities and upon the approval of this Agreement by holders of a majority of the outstanding shares of FF Common Stock, FF will execute in duplicate and return to Bancorp for filing with the Georgia Secretary of State and the Florida Secretary of State Articles of Merger prepared by Bancorp containing such information as may be required by the Georgia Code and the Florida Act, and as may be consistent with this Agreement.

     (E) Upon the required approvals by regulatory authorities and upon the approval of this Agreement by the holders of a majority of the outstanding shares of FF Common Stock, Bancorp will execute and file with the Georgia Secretary of State and the Florida Secretary of State Articles of Merger prepared by Bancorp containing such information as may be required by the Georgia Code and the Florida Act, and as may be consistent with this Agreement.

     (F) Bancorp shall take such action and shall use its best efforts to cause the officers, directors and other affiliates of Bancorp to take such action, as may be necessary to assure that the transactions contemplated by this Agreement may be accounted for by Bancorp using the "pooling of interests" method of accounting.

     (G) Bancorp's securities have been registered pursuant to Section 12 of the 1934 Act. Bancorp has been subject to the reporting requirements of Section 13 of the 1934 Act for a period of at least twelve (12) months, and has filed all the reports required to be filed thereunder during the twelve months preceding the date of this Agreement. Bancorp covenants that it will continue to be subject to the reporting requirements of Section 13 of the 1934 Act and file all reports required to be filed thereunder for the period beginning on the date of this Agreement and ending three years following the Merger Date.

     (H) Within 30 days following the end of the first full calendar month after the Merger Date, Bancorp shall prepare and file with the SEC a Current Report on Form 8-K containing the financial results of post-Merger combined operations of Bancorp, FF and FF Subsidiaries meeting the requirements of SEC Accounting Series Releases Nos. 130 and 135.

     (I) Bancorp will use its best efforts to prepare and file all regulatory applications and securities registrations required to consummate the transaction as soon as possible.

     (J) Bancorp agrees to request that Bancorp's independent accountants make available to FF all accounting and auditing workpapers of the independent accountants pertaining to Bancorp that are reasonably requested by FF. Bancorp shall use its best efforts to make such information reasonably available to FF during the pendency of the Merger.

     (K) Bancorp agrees to cause substantially all of the employees of FF and FF Subsidiaries to be retained as employees of FF Subsidiaries in their present positions, subject to such terminations of employment as are necessary in the ordinary course of business, and except as otherwise provided herein.

     (L) Bancorp agrees to cause FF Subsidiaries after the Merger Date to comply with the terms of the written employment agreements of FF Subsidiaries, including but not limited to those described on Exhibit "A" attached hereto. The employment agreements described on Exhibit "A" provide for termination payments to become payable upon the occurrence of certain events (including consummation of the Merger contemplated hereunder), coupled with the occurrence of a change in the employment terms for the particular officer. Bancorp specifically acknowledges and agrees that the termination payment provisions of the employment agreements described on Exhibit "A" will be triggered upon consummation of the Merger due to the Merger and the simultaneous changes which Bancorp will require to be made in the employment terms for the officers under said agreements.

     (M) Bancorp agrees not to terminate or cause to be terminated any Employee Pension Benefit Plan (as that term is defined in subparagraph VI(N) hereof) until after the expiration of one year from the Merger Date, except if any such plan will no longer be qualified at an earlier date under Section 401(a) of the Internal Revenue Code. Bancorp agrees that all assets of any such Plan will be allocated to the participants upon any termination. Bancorp agrees to cause, after the Merger, FF Subsidiaries to provide to employees of FF Subsidiaries substantially similar employee benefits as presently being received by such employees, subject to such changes in benefits required in the ordinary course of business.

VI. REPRESENTATIONS AND WARRANTIES OF FF.

     As an inducement to Bancorp to enter into this Agreement, FF hereby represents and warrants to Bancorp as follows:

          (A) New Smyrna Bank is a federally chartered savings bank duly organized and validly existing under the laws of the United States. New Smyrna Bank has been in existence and continuously operating as a federal savings and loan association for a period in excess of five years. The authorized capital stock of New Smyrna Bank consists of 5,000,000 shares of Common Stock, $1.00 par value per share, of which 1,150,000 shares are validly issued and outstanding, fully paid and non-assessable and 2,500,000 shares of preferred stock, none of which are outstanding. New Smyrna Bank does not have any other class of equity securities outstanding nor are there any outstanding subscriptions, warrants, rights, options or other agreements or commitments obligating New Smyrna Bank to issue shares of its Common Stock or any other equity security. One hundred percent (100%) of the outstanding shares of Common Stock of New Smyrna Bank are owned by FF free and clear of any liens, encumbrances or restrictions whatsoever.

          (B) Citrus Bank is a federally chartered savings bank duly organized and validly existing under the laws of the United States. Citrus Bank has been in existence and continuously operating or incorporated as a federal savings and loan association for a period of five years or more. The authorized capital stock of Citrus Bank consists of 5,000,000 shares of common stock, $1.00 par value per share, of which 152,554 shares are validly issued and outstanding, fully paid and non-assessable and 2,500,000 shares of preferred stock, none of which are outstanding. Citrus Bank does not have any other class of equity securities outstanding nor are there any outstanding subscriptions, warrants, rights, options or other agreements or commitments obligating Citrus Bank to issue shares of its common stock or any other equity security. One hundred percent (100%) of the outstanding shares of common stock of Citrus Bank are owned by FF free and clear of any liens, encumbrances or restrictions whatsoever.

          (C) Key Bank is a state commercial bank duly organized and validly existing under the laws of Florida. Key Bank has been in existence and continuously operating or incorporated as a state commercial bank for a period in excess of five (5) years. The authorized capital stock of Key Bank consists solely of 250,000 shares of common stock, $5.00 par value per share, of which 217,800 shares are validly issued and outstanding, fully paid and nonassessable. Key Bank does not have any other class of equity securities outstanding nor are there any outstanding subscriptions, warrants, rights, options or other agreements or commitments obligating Key Bank to issue shares of its common stock or any other equity security. One hundred percent (100%) of the outstanding shares of common stock of Key Bank are owned by Key Bancshares free and clear of any liens, encumbrances or restrictions whatsoever.

          (D) Key Bancshares is a one-bank holding company duly organized and validly existing under the laws of Florida. Key Bancshares has been in existence and continuously duly operating as a Florida business corporation and a bank holding company for a period of five years or more. The authorized capital stock of Key Bancshares consists solely of 3,976,107 shares of common stock, $.10 par value per share, of which 550,000 shares are validly issued and outstanding, fully paid and non-assessable. Key Bancshares does not have any other class of equity securities outstanding nor are there any outstanding subscriptions, warrants, rights, options or other agreements or commitments obligating Key Bancshares to issue shares of its common stock or any other equity security. FF owns 97.3% of the outstanding shares of common stock of Key Bancshares free and clear of any liens, encumbrances or restrictions whatsoever.

          (E) FF is a Florida corporation duly organized, validly existing and in good standing under the laws of the State of Florida, and: (i) is duly authorized by all applicable federal, state and local laws, rules and regulations; and (ii) has proper power and authority under its articles of incorporation, bylaws and other corporate documents to operate as a one-bank holding company and a multiple savings and loan holding company and to own 100% of the equity securities of the FF Subsidiaries. The authorized capital stock of FF consists of 5,000,000 shares of common stock, $.01 par value, of which 4,680,818 shares are validly issued and outstanding, fully paid and non-assessable as of October 31, 1994, and 2,500,000 shares of preferred stock, $.01 par value, none of which are outstanding. Also, there are presently exercisable options outstanding for the purchase of 28,333.8 shares of FF Common Stock and outstanding options for the purchase of 56,063.7 shares of FF Common Stock which are not presently exercisable. No outstanding shares of FF Common Stock have been issued in violation of any federal or state securities laws such that it would have a material adverse effect on the business, properties, operations, prospects, or assets, or in the condition, financial or otherwise, of FF and FF Subsidiaries. FF does not have any outstanding subscriptions, warrants, rights, options or other agreements or commitments obligating FF to issue shares of FF Common Stock or any other equity securities, except for stock options to purchase 84,397.5 shares of FF Common Stock.

          (F) The execution and delivery of this Agreement and the consummation of the Merger have been duly and validly authorized by all necessary corporate action on the part of the board of directors of FF, having been approved by the affirmative, unanimous vote of the members of the board of directors of FF. The Merger must be submitted to the FF shareholders for their approval in order for the Merger to be consummated. This Agreement is a valid and legally binding obligation of FF, enforceable according to its terms, subject to any bankruptcy or moratorium laws now or hereafter in effect. Neither the execution and delivery of this Agreement, nor the consummation of the transactions provided for herein in the manner herein provided will violate any material agreement to which FF or any of the FF Subsidiaries is a party or is bound; nor will the actions described violate any law, order or decree or any provision of the articles of incorporation or bylaws of FF or any of the FF Subsidiaries. FF has full power, authority and legal right to enter into this Agreement and, upon the receipt of approval by the appropriate regulatory authorities governing Florida chartered commercial banks, bank holding companies, federal savings and loan associations , and multiple savings and loan holding companies and upon the affirmative vote of a majority of the total outstanding capital stock of FF, to consummate the transactions provided for herein. There is no pending or, to the best of FF's knowledge, threatened litigation which would in any way impair the ability of FF to fulfill its obligations under this Agreement.

          (G) FF Common Stock is registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and FF has delivered to Bancorp copies of:

             (i) its Annual Report on Form 10-K for its fiscal year ended December 31, 1993 (and those portions of its 1993 Annual Report to Shareholders incorporated therein by reference), filed pursuant to
        Section 13 of the 1934 Act;

             (ii) the Proxy Statement for its Annual Meeting of Shareholders held April 25, 1994, filed pursuant to Section 14 of the 1934 Act;

             (iii) its Current Reports on Form 8-K dated April 25, 1994, and October 19, 1994, filed pursuant to Section 13 of the 1934 Act; and

             (iv) its Quarterly Reports on Form 10-Q for the periods ended March 31, 1994, June 30, 1994 and September 30, 1994 filed pursuant to Section 13 of the 1934 Act. These reports and proxy statement include all regular and periodic reports and proxy statements required to be filed by FF with the SEC since January 1, 1994 and are herein collectively called the "FF SEC Reports". The FF SEC Reports taken together correctly describe, among other things, the business, operations and principal properties of FF and FF Subsidiaries in accordance with the requirements of the applicable report form. As of the respective dates of filing, none of the FF SEC Reports contained any untrue statement of material fact or omitted to state any material fact necessary to make the statements therein not misleading. The financial statements contained in the FF SEC Reports have been prepared in accordance with generally accepted accounting principles consistently applied and present fairly the consolidated financial condition of FF and FF Subsidiaries as of the dates thereof and the consolidated results of their operations for the periods covered thereby.

          (H) Except as reflected or referred to in the consolidated financial statements of FF and FF Subsidiaries (including the notes thereto) at September 30, 1994, there were no material liabilities or obligations of FF or any of the FF Subsidiaries whether liquidated or unliquidated, accrued, absolute, contingent or otherwise, which were required to be reflected in the consolidated financial statements of FF and the FF Subsidiaries as of September 30, 1994, in accordance with generally accepted accounting principles.

          (I) Since September 30, 1994, there have not been: (i) any changes in the assets, liabilities, or business of FF or the FF Subsidiaries other than changes in the ordinary course of business, none of which has been, individually or in the aggregate, materially adverse to the financial condition and results of operations of FF and FF Subsidiaries taken as a whole; (ii) any increase in the compensation payable or to become payable by FF or the FF Subsidiaries to any of its directors, officers, employees, or agents, or any bonus payment, except normal and customary increases or bonus payments made in the ordinary course of business; (iii) any labor dispute, or any event or condition of any character specific to FF and FF Subsidiaries materially adversely affecting the business or prospects of FF and the FF Subsidiaries, taken as a whole; or (iv) any redemption, purchase or other transaction involving shares of FF or FF Subsidiaries to which FF or FF Subsidiaries or, to the best of FF's knowledge, any "affiliate" of FF or any of FF Subsidiaries has been a party except in the ordinary course of business. For purposes of this Agreement, the term "affiliate" shall mean any "affiliated person" included within the definition of that term under the 1934 Act.

          (J) Neither this Agreement nor any of the documents furnished pursuant to this Agreement by FF to Bancorp or any of its representatives, taken as a whole, is or will be false or misleading, or contains or will contain any material misstatement of fact, or omits or will omit to state any material fact required to be stated to make the statements therein not misleading.

          (K) FF and FF Subsidiaries have prepared and filed, or will prepare and file with the appropriate government authorities, all federal, state and local tax returns (including, without limitation, income, franchise, sales and use, property, payroll and withholding tax returns and information returns) required to be filed by them on or prior to the Closing Date. To the best of the knowledge of FF, such returns reflect all tax liabilities of FF and/or each of the FF Subsidiaries for the periods in question, and FF and/or any of the FF Subsidiaries has paid or caused to be paid all taxes shown to be due on such tax returns and on all assessments received by them to the extent that such assessments have become due.

          (L) FF and FF Subsidiaries have good and marketable title to the properties (real and personal) and assets reflected in the consolidated September 30, 1994, financial statement (except as sold or otherwise disposed of in the ordinary course of business for a fair consideration since the date of said statement), free and clear of all liens, claims and encumbrances, except: (i) liens for taxes not yet due and payable; and (ii) easements, rights of way and restrictions which are of record and which do not materially affect the present use and occupancy of the property by FF and FF Subsidiaries.

          (M) There is no litigation, proceeding or governmental investigation pending, or to the best of FF's knowledge, threatened, against or relating to FF or any of the FF Subsidiaries, or their properties or business, or the transactions contemplated by this Agreement, which will have any material adverse effect on the business, properties, operations, prospects, or assets, or on the condition, financial or otherwise of FF or any of the FF Subsidiaries, taken as a whole.

          (N) With respect to any "Employee Pension Benefit Plan," as defined in
     Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), which is contributed to, maintained or administered by FF or any of the FF Subsidiaries, such Employee Pension Benefit Plan complies, to the extent applicable, with the requirements of ERISA and the Internal Revenue Code of 1986, as amended (the "Code"), and has been determined by the Internal Revenue Service (the "IRS") to be qualified under Section 401(a) of the Code. Each of the Employee Pension Benefit Plans has been maintained and administered in accordance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations including, but not limited to, ERISA and the Code. There are no pending or anticipated claims against or otherwise involving any of the Employee Pension Benefit Plans, and no suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of plan activities) has been brought against or with respect to any of the Employee Pension Benefit Plans. All contributions, reserves or premium payments required to be made as of the date hereof have been made or are reflected in the consolidated September 30, 1994, financial statements of FF. Further, each of the Employee Pension Benefit Plans which is subject to the plan termination insurance provisions of Title IV of ERISA could be terminated as of the date hereof or as of the Merger Date as a standard termination with the Pension Benefit Guaranty Corporation.

          (O) To the best of their knowledge, FF and FF Subsidiaries are in compliance with all federal, state and local laws respecting employment and employment practices, terms and conditions of employment and wages and hours, and are not engaged in any unfair labor practice; there is no unfair labor practice complaint against FF or any of the FF Subsidiaries pending or threatened before the National Labor Relations Board, the Equal Employment Opportunity Commission or the United States Department of Labor; and no grievance or arbitration proceedings are pending.

VII. COVENANTS OF FF.

     (A) From the date of this Agreement until the Merger Date, or until this Agreement is terminated by the parties as herein provided, FF covenants as follows:

          (i) Except as otherwise provided herein or consented to in writing by Bancorp (which consent will not be unreasonably withheld), FF and the FF Subsidiaries will each conduct their operations in accordance with their ordinary course of business, consistent with past practice and shall use its best efforts to maintain and preserve its business, organization, and employees. FF further agrees to maintain good relationships with its shareholders and with its customers and others having business dealings with it.

          (ii) FF and FF Subsidiaries shall each cause its officers and employees to furnish to Bancorp such financial and operating data and other information as to FF's business and properties as Bancorp shall from time to time reasonably request to facilitate the filing of regulatory applications, preparation of documents and investigations made necessary or appropriate by this Agreement.

          (iii) Except as otherwise provided herein, FF will assure that neither FF nor any of the FF Subsidiaries will take any of the following actions without the written consent of Bancorp (which consent will not be unreasonably withheld):

             (1) amend its articles of incorporation or bylaws, or merge or consolidate with or into any other corporation or permit any other corporation to merge into it, or change in any manner the rights of its Common Stock or other securities or the character of its business;

             (2) incur any obligation or liability, direct or indirect, absolute or contingent, other than those incurred in the ordinary course of business on reasonable terms;

             (3) except in the ordinary course of business, incur any indebtedness for borrowed money or assume, guarantee, endorse or otherwise become responsible for the obligations of any other individual, firm or corporation, or make any loans or advances to any other individual, firm or corporation;

             (4) issue or sell any additional shares of Common Stock (including treasury shares), securities convertible into shares of Common Stock or any other equity securities or options or other commitments for the issuance of shares of stock or such securities, except pursuant to presently outstanding stock options to purchase FF shares or except pursuant to a stock dividend or a stock split referred to in subparagraph II(B);

             (5) except in the ordinary course of business, mortgage, pledge or otherwise encumber any of its properties or assets;

             (6) sell or transfer any of its properties or assets, or cancel, release or assign any indebtedness owed to it or any claim held by it;,

             (7) make or commit to make any investments in Building, Furniture and Equipment which individually or in the aggregate exceed $100,000;

             (8) except in the ordinary course of business, enter into or terminate or amend any material contract or agreement or make any material change in any of its material leases, contracts, arrangements, plans or other legally binding arrangements;

             (9) except for normal and customary actions in the ordinary course of business, increase in any manner the compensation of any of its directors, officers or employees, or pay or agree to pay any pension or retirement allowance not required by any existing plan or agreement to any such persons, or commit itself to any pension, retirement or profit-sharing plan or agreement or employment agreement with or for the benefit of any officer, employee or other person;

             (10) cancel or terminate any of its current insurance policies or any of the coverage thereunder unless simultaneously with such termination or cancellation, replacement policies substantially similar to those cancelled or terminated are in full force and effect; or

             (11) pay any dividends or make other distributions or payments in respect of its stock, except FF and the FF Subsidiaries may pay their normal and customary dividends.

          (iv) FF shall use its best efforts to assure that FF, the FF Subsidiaries, and the members of the boards of directors and executive officers of FF and each of the FF Subsidiaries shall actively support the Merger, shall recommend the Merger to the shareholders of FF, shall actively solicit proxies of shareholders of FF to be voted in favor of the Merger, and shall urge all shareholders of FF to vote in favor of the Merger.

          (v) FF shall use its best efforts to assure that FF, each of the FF Subsidiaries, each member of the board of directors of FF and each of the FF Subsidiaries and each of the officers of FF and each of the FF Subsidiaries shall take such action as is necessary or appropriate to cause the Merger to be timely consummated in accordance with the terms of this Agreement.

          (vi) Each of the FF shareholders listed on Exhibit B commits to publicly support the Merger and FF commits that it will obtain, within ten
     (10) days after the date of this Agreement, a Voting Agreement from each shareholder so listed substantially in the form set forth in Exhibit C.

          (vii) In addition, FF will obtain an agreement from each member of the board of directors of FF and each of the FF Subsidiaries and their affiliates that such person or entity shall not sell, transfer or dispose of any FF stock from the date hereof through the date of consummation of the Merger without Bancorp's consent, which consent shall not be unreasonably withheld, and that such person or entity shall not sell, transfer or dispose of Bancorp Common Stock received in the Merger until after the date on which Bancorp publishes financial results covering at least thirty (30) days of post Merger combined operations.

          (viii) FF will obtain an agreement as described below (the "Agreement of Affiliates") from each affiliated shareholder of FF (the "Affiliated Shareholders") prior to the Closing Date. The Affiliated Shareholders shall be those shareholders of FF who may, in the opinion of counsel for FF and counsel for Bancorp, be deemed to be "affiliates" of FF within the meaning of Rule 145 of the 1933 Act, and who may, in the opinion of such counsels, be deemed, pursuant to the provisions of Rule 145, to be "underwriters", as such term is defined in the 1933 Act, on resale of the Bancorp Common Stock acquired hereunder (herein referred to as the "Acquired Securities"). The Agreement of Affiliates shall be in a form satisfactory to Bancorp and its counsel and shall provide that:

             (1) the Acquired Securities will not be acquired with a view to the distribution thereof except as permitted by Rule 145;

             (2) the Acquired Securities will not be disposed of in such a manner as to violate Rule 145 under the 1933 Act or the Agreement of Affiliates and without Bancorp having received an opinion of counsel satisfactory to it, to the foregoing effect, or other evidence of compliance with Rule 145 and the Agreement of Affiliates satisfactory to Bancorp;

             (3) Bancorp may issue appropriate stop transfer instructions to its transfer agent with respect to the Acquired Securities;

             (4) each Affiliated Shareholder will obtain an agreement (a copy of which will be delivered to Bancorp) similar to that entered into by him or her from each transferee of Acquired Securities, unless such transferee may, as evidenced by an opinion of counsel or other evidence, in each case satisfactory to Bancorp, dispose of the Acquired Securities transferred to him or her without registration under the 1933 Act; and

             (5) the certificates representing Acquired Securities may bear the following or a substantially similar legend:

                "The securities represented by this certificate were issued in a transaction to which Rule 145 promulgated under the Securities Act of 1933, as amended (the "1933 Act") applies, are held subject to the terms of an agreement between the holder hereof and First National Bancorp and may be sold or otherwise transferred only upon receipt by First National Bancorp of an opinion of counsel (or other evidence) satisfactory to such corporation and its counsel as to satisfactory compliance with the limitations of such Rule 145 and such agreement, or of an opinion of counsel (or other evidence) satisfactory to First National Bancorp and its counsel that some other exemption from registration under the Act is available, or pursuant to a registration statement under the 1933 Act."

          (ix) Neither FF, nor any officers of FF, nor any member of the FF Board of Directors, will enter into negotiations or discussions for the purpose of selling or exchanging any shares of or a substantial portion of the assets of FF or any FF Subsidiary, or for the purpose of causing the merger or consolidation of FF or any FF Subsidiary into or with any other entity.

          (x) Notwithstanding any of the foregoing, however, the directors of FF and FF Subsidiaries shall not be obligated to take or not to take any action that they shall be advised in writing by counsel may be contrary to their fiduciary duties as directors.

     (B) FF has caused its independent auditors, Hacker, Johnson, Cohen & Grieb, to conduct, at its expense, certified audits of FF and the FF Subsidiaries which comply with the laws, rules or regulations applicable to the Merger as contemplated by this Agreement, including, without limitation, those necessary to complete any registration of Bancorp Common Stock under federal securities laws, and to assure pooling of interests treatment for the transaction, and agrees to cause said accountants to make such other accounting and/or credit examination of the books, records, financial statements and loan portfolio of FF and FF Subsidiaries which Bancorp reasonably deems necessary in connection with the transactions contemplated by this Agreement.

     (C) In connection with the Merger, FF shall cause to be furnished to each of its shareholders the Proxy Statement as contained in the Registration Statement to be used in connection with the special meeting of FF shareholders which will be held to consider and vote on the Plan of Merger. Such Proxy Statement and Registration Statement shall contain such information as required by Section 14(a) of the 1934 Act and Form S-4 of the 1933 Act, as well as all applicable regulations of the Federal Reserve Board, the Office of Thrift Supervision, the Federal Deposit Insurance Corporation, the Georgia Department of Banking and Finance, and the Florida Department of Banking and Finance, and any other laws, rules or regulations applicable to the Merger transactions as contemplated by this Agreement. FF shall promptly provide to Bancorp all information relating to FF and the FF Subsidiaries as Bancorp shall request to aid in the preparation of the Registration Statement, and FF covenants that all information relating to FF and the FF Subsidiaries furnished by FF for inclusion in the Registration Statement, taken as a whole, shall be true, complete and correct, and shall not contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading. In addition, FF shall promptly furnish to Bancorp such additional data and information as may be requested by Bancorp for the timely preparation of the Registration Statement.

     (D) FF agrees to promptly submit this Agreement to its shareholders for adoption, at a special meeting thereof which shall be called and held at least twenty (20) business days after the delivery to its shareholders of the prospectus and Proxy Statement contained in the Registration Statement, but, unless consented to by Bancorp, not more than forty-five (45) days after the effective date of the Registration Statement. FF shall solicit proxies from its shareholders for the purpose of voting on the adoption of this Agreement and shall mail to each of its shareholders an appropriate and timely notice of such meeting, a form of proxy and a prospectus and Proxy Statement. FF consents to the use of the Proxy Statement by Bancorp in connection with the registration under the Securities Act of 1933 of the Bancorp shares to be issued in the merger. The notice, Proxy Statement, proxy and any other materials sent to shareholders shall in all respects be in form and substance reasonably satisfactory to Bancorp and FF.

     (E) Upon the required approvals by regulatory authorities and upon approval of this Agreement by a majority of the holders of the outstanding shares of FF Common Stock FF will execute in duplicate and return to Bancorp for filing with the Georgia Secretary of State and the Florida Secretary of State Articles of Merger prepared by Bancorp containing such information as may be required by the Georgia Code and the Florida Act and as may be consistent with this Agreement.

     (F) FF shall take such action, shall cause the FF Subsidiaries to take such action, and shall use its reasonable best efforts to cause the officers, directors and other affiliates of both FF and the FF Subsidiaries to take such action, as may be necessary to assure that the transactions contemplated by this Agreement may be accounted for by Bancorp using the "pooling of interests" method of accounting.

     (G) FF shall promptly take such action and shall cause FF Subsidiaries to take such action as may be reasonably requested by Bancorp to timely carry out the terms of this Agreement in accordance with its terms and in accordance with all applicable laws, rules and regulations.

     (H) Each holder of FF stock options which are exercisable prior to the Closing Date shall agree in writing on or before December 31, 1994, that such options, if not exercised prior to the Closing Date, shall be cancelled and converted into the right to receive shares of Bancorp Common Stock, based on the Conversion Ratio and the midpoint between "bid" and "asked" price for Bancorp Common Stock as of the Closing Date ("Midpoint Value"). To determine the shares of Bancorp Common Stock to be received, the aggregate number of all such FF option shares with the same exercise price shall be multiplied by the difference between the "Conversion Value" of each such FF option share and the price of exercising such option share. The result shall then be divided by the Midpoint Value to determine the number of shares of Bancorp common stock to be received. "Conversion Value" shall be determined by multiplying the Midpoint Value by the Conversion Ratio. Further, each holder of FF stock options which are not exercisable prior to the Closing Date shall agree in writing on or before December 31, 1994, that such options, if not exercised on the Closing Date as permitted under their terms, shall be cancelled and converted into the right to receive the number of shares of Bancorp Common Stock determined in the same manner as set forth above.

     (I) FF will request that FF's independent accountants make available to Bancorp all accounting and auditing workpapers of the independent accountants pertaining to FF that are reasonably requested by Bancorp. FF shall use its best efforts to make such information reasonably available to Bancorp during the pendency of the Merger.

     (J) Upon election by Bancorp or FF, FF may accrue the expense of the termination payments referred to in subparagraph V(K) herein at the time it is determined that consummation of the Merger is probable of occurrence. Any termination payments that are due may be made by FF or any FF Subsidiary on the Closing Date.

     (K) FF will suspend its 1994 Stock Repurchase Program during the pendency of the Merger.

VIII. CONDITIONS TO OBLIGATIONS OF FF.

     The obligations of FF hereunder shall, at its option, be subject to the satisfaction of the following conditions:

          (A) There shall have been issued an opinion of Stewart, Melvin & Frost, counsel to Bancorp, in form and substance reasonably satisfactory to FF, to the effect that, under applicable provisions of the Internal Revenue Code of 1986, as amended, no gain or loss will be recognized for federal income tax purposes by FF, Bancorp or the shareholders of FF to the extent they receive stock of Bancorp in connection with the proposed reorganization. Said opinion will not state that cash received in exchange for fractional shares will be non-taxable.

          (B) A preliminary fairness opinion shall have been received by FF from Professional Bank Services, Inc., prior to the distribution of the Proxy Statement to the shareholders of FF, to the effect that the consideration to be received by FF's shareholders pursuant to paragraph II of this Agreement is fair to the shareholders from a financial point of view and such opinion shall not have been withdrawn or materially modified prior to the vote of the shareholders. In addition, FF shall receive a confirmation of the fairness opinion from Professional Bank Services, Inc., dated not more than 20 days nor less than 10 days from Closing that the consideration to be received by FF's shareholders is still fair to the shareholders as of the date of the confirmation.

          (C) As of the Closing Date, there shall have occurred no material adverse change in the financial condition or results of operations of Bancorp, taken as a whole, from that represented in the consolidated unaudited financial statements of Bancorp as of September 30, 1994, which have been previously provided FF, and there shall not have occurred any loss or damage to any of its properties or assets which would materially impair its ability to conduct its business after the Merger substantially as it is now being conducted.

          (D) The representations and warranties of Bancorp contained in this Agreement shall be true in all material respects as of the date hereof and as of the Closing Date with the same effect as though such representations and warranties have been made on and as of the Closing Date, except for any such representations and warranties made as of a specified date, which shall be true and correct in all material respects as of such date.

          (E) Bancorp shall have performed, at or prior to the Closing Date, all agreements and covenants required by this Agreement to be performed by it.

          (F) Bancorp shall have delivered to FF:

             (i) a certificate executed by the Chairman or the President of Bancorp dated as of the Closing Date, and certifying in such detail as FF may reasonably request to the fulfillment of the conditions specified in subparagraphs VIII(B), VIII(C) and VIII(D) hereof; and

             (ii) duly adopted resolutions of the Board of Directors of Bancorp, certified by the Secretary or an Assistant Secretary of Bancorp as of the Closing Date, authorizing and approving the execution of this Agreement on behalf of Bancorp and the consummation of the transactions contemplated herein.

IX. CONDITIONS TO OBLIGATIONS OF BANCORP.

     The obligations of Bancorp to consummate and effect the Merger contemplated by this Agreement shall, at the option of Bancorp, be subject to the satisfaction of the following conditions:

          (A) The representations and warranties of FF contained in this Agreement shall be true in all material respects as of the date hereof and as of the Closing Date with the same effect as though all such representations and warranties have been made on and as of the Closing Date, except for any such representations and warranties made as of a specified date, which shall be true and correct in all material respects as of such date.

          (B) FF shall have performed, at or prior to the Closing Date, all agreements and covenants required by this Agreement to be performed by it.

          (C) As of the Closing Date, there shall have occurred no material adverse change in the financial condition or results of operations of FF and the FF Subsidiaries, taken as a whole, from that presented in the consolidated financial statements of FF and the FF Subsidiaries as of September 30, 1994, which have previously been delivered to Bancorp, and there shall not have occurred any loss or damage to any of the properties, assets or business of FF and the FF Subsidiaries, taken as a whole, which would materially adversely affect their financial condition, taken as a whole, or impair the ability of either of them to conduct their business, taken as a whole, after the Merger as now being conducted. For purposes of this Agreement, changes in interest rate risk associated with FF's operations shall not be considered a material adverse change, event or occurrence.

          (D) Bancorp shall have received an opinion of KPMG Peat Marwick, in form and substance reasonably satisfactory to the board of directors of Bancorp to the effect that the transactions contemplated by this Agreement may be accounted for by Bancorp using the "pooling of interests" method of accounting.

          (E) FF shall have delivered to Bancorp:

             (i) a certificate executed by the Chairman or the President of FF, dated as of the Closing Date and certifying in such detail as Bancorp may reasonably request to the fulfillment of the conditions specified in subparagraphs IX(A), IX(B) and IX(C) hereof; and

             (ii) duly adopted resolutions of the board of directors and the shareholders of FF, certified by the Secretary or an Assistant Secretary of FF as of the Closing Date, authorizing and approving the execution of this Agreement on behalf of FF and the consummation of the transactions contemplated herein.

X. CONDITIONS TO OBLIGATIONS OF BANCORP AND FF.

     The obligations of Bancorp and FF to consummate the Merger contemplated hereby are, at the option of either of them, subject to the following conditions having been satisfied:

          (A) The holders of a majority of the issued and outstanding stock of FF shall have been voted in favor of the Merger at the special meeting of the shareholders duly called and held with respect thereto pursuant to proper notice of such meeting accompanied by proper proxy solicitation and disclosure documents.

          (B) Any and all orders, permits, approvals, licenses or qualifications from authorities administering federal laws or laws of any state or other political subdivision having jurisdiction, required for the consummation of the transaction contemplated by this Agreement shall have been obtained. This Agreement and the exchange of the shares herein contemplated shall be in compliance with the regulations and directives of all governmental agencies having jurisdiction.

          (C) At the time of mailing the Proxy Statement to FF shareholders and thereafter through the Closing Date, the Bancorp Common Stock to be received by FF shareholders upon the conversion of their stock shall be the subject of an effective registration statement (subject to no stop order) under the

     1933 Act and shall be duly registered or qualified under the securities laws of all states in which registration or qualification is required, or shall be exempt therefrom.

XI. CLOSING; NOTICE OF CLOSING; MERGER DATE.

     (A) The closing of the Merger shall be held on or before the last day of the month during which the later of the following occurs: (i) the special meeting of FF shareholders to adopt this Agreement as set forth in subparagraph VII(D) of this Agreement, or (ii) the receipt of all applicable regulatory approvals which are required prior to consummation of the reorganization (and the running of any mandatory waiting periods required by such approvals or by law), provided all conditions set forth herein have not been satisfied or waived; which date is herein sometimes referred to as the "Closing Date"; provided, however, that the Closing Date shall not be later than the close of business on August 31, 1995 (the "Termination Date"). If the conditions to this Agreement have not been satisfied or waived by the Closing Date, then this Agreement may be terminated pursuant to Paragraph XII. The closing shall be held at the offices of Bancorp or any other mutually agreeable location. At the closing, the parties shall execute and deliver such instruments, documents and certificates as are required by this Agreement and as are necessary or appropriate to close the transaction contemplated hereby.

     (B) The parties contemplate that the Merger Date shall be the same day as the Closing Date.

XII. TERMINATION.

     (A) This Agreement may be terminated by either Bancorp or FF upon written notice to the other party if: (i) there is a failure of any of the conditions set forth in Paragraph X hereof to be satisfied by the Closing Date; or (ii) the Closing shall not have occurred, due to no fault of the terminating party, on or before the Termination Date.

     (B) This Agreement may be terminated by Bancorp upon written notice to FF if (i) there is a failure of any of the conditions set forth in Paragraph IX hereof to be satisfied by the Closing Date, or (ii) there is a material breach by FF of any representation, warranty or agreement contained herein which cannot be or has not been cured within thirty (30) days after the giving of written notice thereof to FF.

     (C) This Agreement may be terminated by FF upon written notice to Bancorp if: (i) there is a failure of any of the conditions of Paragraph VIII hereof to be satisfied by the Closing Date, (ii) there is a material breach by Bancorp of any representation, warranty or agreement contained herein which cannot be or has not been cured within thirty (30) days after the giving of written notice thereof by FF to Bancorp.

     (D) Any notice of termination shall state the basis for such termination. Upon termination as herein provided, this Agreement shall be void and of no further force and effect and no party hereto shall have any obligation or liability to the others hereunder, except that (i) the provisions of subparagraphs XIII(F), XIII(H), and XIII(I) shall survive any such termination, and (ii) a termination based on a material breach of this Agreement shall not relieve the breaching party from liability for an uncured breach of a representation, warranty or agreement giving rise to such termination.

XIII. MISCELLANEOUS.

     (A) Any of the terms or conditions of this Agreement may be waived at any time by any party hereto for whose benefit the term or condition applies, by action of its board of directors, evidenced by a certificate signed by its Chairman or President or other duly authorized person.

     (B) This Agreement may be amended (including amendments changing the Closing Date) or supplemented at any time by action taken by the boards of directors of Bancorp and FF.

     (C) This Agreement, the Plan of Merger and the instruments referred to herein constitute the entire contract among the parties and supersede all other understandings with respect to the subject matter hereof.

     (D) This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall be deemed one and the same agreement and shall become binding on the parties hereto when one or more counterparts has been signed by each of the parties and delivered to the other parties.

     (E) This Agreement shall be binding upon, and inure to the benefit of, the parties hereto and their successors and assigns.

     (F) FF and Bancorp each represent to the other that no business broker assisted the representing party in the negotiations leading to the execution of this Agreement. Each party agrees to indemnify the other and hold and save it harmless from any claim or demand for commissions or other compensation by any broker, finder or similar agent claiming to have been employed by or on behalf of such party.

     (G) This Agreement shall be governed by, construed and enforced in accordance with the laws of the State of Florida, except where federal law supersedes state law and except for the application of Florida and Georgia law to the Merger.

     (H) Bancorp and FF shall each pay its own expenses in connection with the Merger, including the fees and expenses of its respective counsel and accountants. Any certified audit of FF or the FF Subsidiaries, if required, shall be the responsibility of FF or the FF Subsidiaries. Notwithstanding the foregoing, if this Agreement is terminated by either Bancorp or FF as a result of a material breach by the other party of any representation, warranty, covenant or other agreement contained in this Agreement which is not timely cured, or if the Merger is not consummated as a result of the failure of either Bancorp or FF to satisfy certain conditions set forth in this Agreement, then the breaching party or the party that failed to satisfy such conditions shall pay the other party the sum of all its out-of-pocket costs and expenses, including costs of counsel, accountants and other advisors as can be verified in writing. Nothing contained in this subparagraph XIII(H) shall constitute or be deemed to constitute liquidated damages or otherwise limit the rights of the nonbreaching party.

     (I) Any and all information supplied by any party to another party in connection with the activities contemplated by this Agreement, whether obtained before or after the execution of this Agreement, shall be held in strict confidence. The party gaining access to such information shall exercise the same degree of care with respect thereto that any party uses to protect and safeguard its own confidential proprietary information. Such information shall not, directly or indirectly, be divulged, disclosed or communicated to any other person or entity or used for any purposes other than those expressly contemplated by this Agreement except for disclosure to representatives of a party (including, without limitation, legal counsel, accountants and consultants,) disclosure to regulatory authorities, or as is otherwise required by judicial or regulatory authorities. If the Merger as contemplated by this Agreement are not consummated, then all copies of all documents and other recorded materials supplied by one party to the other shall be immediately returned to the other. The obligations set forth in this subparagraph XIII(I) shall not extend to information that:

          (i) can be demonstrated to have been in the public domain prior to the date of disclosure to the party;

          (ii) can be demonstrated to have been in the party's possession prior to the date of disclosure to such party;

          (iii) became part of the public domain prior to the date of disclosure to the party; or

          (iv) is supplied to a party by a third party as a matter of right.

     (J) All notices, requests and other communications shall be in writing and shall be deemed to have been duly given at the time delivered or mailed to the parties at the following addresses:

        (i)  FF:
             Mrs. Frances Ford
             Chairman and C.E.O.
             FF Bancorp, Inc.
             900 North Dixie Highway
             New Smyrna Beach, Florida 32069

             with copies to Igler & Dougherty, P.A.
                            Attention: A. George Igler, Esquire
                            Barnett Bank Building, Suite 500
                            315 South Calhoun Street
                            Tallahassee, Florida 32301
        (ii) Bancorp:
             Mr. C. Talmadge Garrison
             Secretary and Treasurer
             303 Jesse Jewell Parkway
             Suite 700
             P. O. Drawer 937
             Gainesville, Georgia 30503

             with copies to Stewart, Melvin & Frost
                            Attention: T. Treadwell Syfan
                            Hunt Tower, Suite 600
                            200 Main Street
                            Gainesville, Georgia 30501

     IN WITNESS WHEREOF, the parties hereto, pursuant to the authority given by their respective Boards of Directors have caused this Agreement to be duly executed under seal as of the date first written above.

                                          FIRST NATIONAL BANCORP

                                          By:      /s/  PETER D. MILLER
                                             -----------------------------------
                                                      Peter D. Miller,
                                                 President, C.A.O. & C.F.O.

(CORPORATE SEAL)

                                          Attest:  /s/  C. TALMADGE GARRISON
                                                 -------------------------------
                                                     C. Talmadge Garrison,
                                                    Secretary and Treasurer

                                          FF BANCORP, INC.

                                          By:      /s/  FRANCES R. FORD
                                             -----------------------------------
                                                      Frances R. Ford,
                                                Chairman of the Board, Chief
                                                Executive Officer, President

(CORPORATE SEAL)

                                          Attest:    /s/  CHARLES H. BYRD
                                                 -------------------------------
                                                       Charles H. Byrd,
                                                        Vice Chairman

                                                                       EXHIBIT A

     1. Employment Agreement, dated July 9, 1992, between First Federal Savings Bank of New Smyrna and Frances R. Ford.

     2. Employment Agreement, dated July 9, 1992, between First Federal Savings Bank of New Smyrna and Charles H. Byrd.

                                                                       EXHIBIT B

Frances R. Ford
Charles H. Byrd
Fred J. Faust
Raymond H. Hester
Cyril Marchenton
J.E. Tumblin
Tildon W. Smith

                                                                       EXHIBIT C

                                                               November   , 1994

Richard A. McNeece
Chairman of the Board and
Chief Executive Officer
First National Bancorp
303 Jesse Jewell Parkway
Gainesville, GA 30503

     RE: FF Bancorp, Inc.

Dear Mr. McNeece:

     I am writing to confirm the following agreement between First National and me regarding the pending merger between FF Bancorp, Inc. and First National Bancorp ("Merger"). In consideration of First National Bancorp entering into the
Agreement and Plan of Merger ("Agreement") dated November   , 1994, with FF
Bancorp, Inc., I agree to vote all of the shares of FF Bancorp, Inc. which I own or otherwise have the power to vote in favor of the Merger and in favor of the other transactions contemplated by the Agreement for a period of nine months from the date of this letter. Furthermore, for the same period of time, I shall vote against any business combination or other reorganization of any kind involving FF Bancorp, Inc. or its subsidiaries with any entity other than First National Bancorp. If the Agreement is terminated, I shall have no further obligations under this letter after the date of such termination.

                                          Sincerely,

                   AMENDMENT TO AGREEMENT AND PLAN OF MERGER

     THIS AMENDMENT TO AGREEMENT AND PLAN OF MERGER, dated January 23, 1995, between FIRST NATIONAL BANCORP, a Georgia corporation (hereinafter referred to as "Bancorp"), FF BANCORP, INC., a Florida corporation (hereinafter referred to as "FF"), and FNB SUBSIDIARY CORPORATION, a Florida corporation (hereinafter referred to as "FNB Subsidiary").

                             W I T N E S S E T H :

     WHEREAS, Bancorp and FF have entered into that certain Agreement and Plan of Merger dated as of November 22, 1994 (the "Merger Agreement"), providing for the merger of FF into Bancorp; and

     WHEREAS, Bancorp and FF wish to amend the Merger Agreement to provide for the merger of FF into FNB Subsidiary, a wholly owned subsidiary of Bancorp, in a forward triangular merger pursuant to which Bancorp will acquire FF in exchange for shares of common stock of Bancorp; and

     WHEREAS, the parties wish to amend the Merger Agreement to make FNB Subsidiary a party to the Merger Agreement;

     NOW, THEREFORE, in consideration of the mutual promises contained herein, the parties hereto hereby agree as follows:

          1. Paragraph I of the Merger Agreement is hereby deleted in its entirety and the following is substituted in lieu thereof:

          "I. AGREEMENT TO MERGE.

             (a) On the date designated as the merger date in "Articles of Merger" to be filed with the Florida Secretary of State pursuant to the Florida Act (hereinafter the "Merger Date"), FF shall be merged into FNB Subsidiary, which shall be the survivor (hereinafter sometimes referred to as the "Surviving Corporation"), in a forward triangular merger. Such merger shall be pursuant to the applicable provisions of the Florida Act.

             (b) The articles of incorporation of FNB Subsidiary shall be the articles of incorporation of the Surviving Corporation. The bylaws of FNB Subsidiary shall be the bylaws of the Surviving Corporation.

             (c) The name of FNB Subsidiary shall be changed to "FF Bancorp, Inc." as a result of the merger.

             (d) The board of directors and officers of FNB Subsidiary shall continue to be the board of directors and officers of the Surviving Corporation.

             (e) Bancorp agrees to appoint Charles H. Byrd, Vice Chairman of FF, and Tildon W. Smith, Executive Vice-President of FF, to the board of directors of Bancorp at the next scheduled board meeting following consummation of the merger.

             (f) FF shall receive a fairness opinion and confirmation regarding the stock conversion in the merger as contemplated by Subparagraph VIII(B) hereof.

             (g) The corporate existence of FF and FNB Subsidiary shall be merged into and continued in FNB Subsidiary as the Surviving Corporation. The established offices and facilities of FF immediately prior to the merger shall become the offices and facilities of the Surviving Corporation.

             (h) All rights, properties and privileges of every kind or character of FF and FNB Subsidiary shall be transferred to or vested in FNB Subsidiary as the Surviving Corporation by virtue of such merger without any deed, assignment or other transfer. FNB Subsidiary as the Surviving Corporation shall by virtue of the merger be responsible and liable for all of the liabilities and obligations of both FF and FNB Subsidiary.

             (i) The "Closing Date" shall not be later than the close of business on August 31, 1995, unless extended by the mutual consent of FF, Bancorp and FNB Subsidiary."

          2. Subparagraph II(A) of the Merger Agreement shall be deleted in its entirety and the following shall be substituted in lieu thereof:

          "(A) On the merger date, FF Common Stock shall be converted into the following rights:

             (i) At the time of the merger described in subparagraph I(A), each share of outstanding FF Common Stock shall be converted into the right to receive .825 shares of Bancorp Common Stock (the "Conversion Ratio"); provided, however, that the foregoing Conversion Ratio may be subject to adjustment pursuant to subparagraph II(B); and

             (ii) Fractional shares of Bancorp common stock will not be issued in the merger. Any FF shareholder who would be entitled to a fraction of a Bancorp share shall receive cash payment in lieu of such fractional share in an amount determined by multiplying the fraction of a share he would otherwise be entitled to receive by $20.50; provided, however, that the foregoing amount shall be subject to adjustment pursuant to the provisions of subparagraph II(B)."

          3. The conditions to obligations of Bancorp to consummate and effect the merger contemplated by the Merger Agreement, which conditions are set forth in Paragraph IX of the Merger Agreement, shall also be conditions to the obligations of FNB Subsidiary to consummate and effect the merger contemplated by the Merger Agreement as amended hereby.

          4. Subparagraph VII(H) is hereby deleted in its entirety and the following substituted in lieu thereof:

             "(H) Each holder of FF stock options which are exercisable prior to the Closing Date shall agree in writing on or before February 6, 1995, that such options, if not exercised prior to the closing date, shall be canceled and converted into the right to receive shares of Bancorp Common Stock, based on the Conversion Ratio and the midpoint between "bid" and "asked" price for Bancorp Common Stock as of the Closing Date ("Midpoint Value"). To determine the shares of Bancorp Common Stock to be received, the aggregate number of all such FF option shares with the same exercise price shall be multiplied by the difference between the "Conversion Value" of each such FF option share and the exercise price of such option share. The result shall then be divided by the Midpoint Value to determine the number of shares of Bancorp Common Stock to be received. "Conversion Value" shall be determined by multiplying the Midpoint Value by the Conversion Ratio. Further, each holder of FF stock options which are not exercisable prior to the Closing Date shall agree in writing on or before February 6, 1995, that such options, if not exercised on the Closing Date as permitted under their terms, shall be converted into options to purchase Bancorp Common Stock, with the number of shares of Bancorp Common Stock to be subject to such stock options to be determined by multiplying the number of such FF option shares by the Conversion Ratio and with the exercise price for such Bancorp common stock to be determined by dividing the stated exercise price set forth in such FF stock options by the Conversion Ratio."

          5. As amended hereby the Merger Agreement shall remain in full force and effect.

     IN WITNESS WHEREOF, the parties hereto have executed this Amendment effective as of the date first above written.

                                          FIRST NATIONAL BANCORP

                                          By:      /s/  PETER D. MILLER
                                             --------------------------------
                                                      Peter D. Miller,
                                                 President, C.A.O. & C.F.O.

                                          Attest:  /s/  C. TALMADGE GARRISON
                                                 -----------------------------
                                                    C. Talmadge Garrison,
                                                    Secretary & Treasurer

                                                     (CORPORATE SEAL)

                                          FF BANCORP, INC.

                                          By:     /s/  FRANCES R. FORD
                                              --------------------------------
                                                      Frances R. Ford,
                                              Chairman of the Board, C.E.O., &
                                                          President

                                          Attest:   /s/  CHARLES H. BYRD
                                                 ----------------------------
                                                       Charles H. Byrd,
                                                        Vice-Chairman

                                                     (CORPORATE SEAL)

                                          FNB SUBSIDIARY CORPORATION

                                          By:     /s/  PETER D. MILLER
                                             ------------------------------
                                                      Peter D. Miller,
                                                         President

                                          Attest: /s/  C. TALMADGE GARRISON
                                                 -----------------------------
                                                    C. Talmadge Garrison,
                                                          Secretary

                                                     (CORPORATE SEAL)

                                                                      APPENDIX B

                                                               December 16, 1994

Board of Directors
FF Bancorp, Inc.
900 North Dixie Freeway
New Smyrna Beach, Florida 32170

Dear Members of the Board:

     You have requested our opinion as investment bankers as to the fairness, from a financial perspective, to the common shareholders of FF Bancorp, Inc., New Smyrna Beach, Florida ("FF Bancorp") of the proposed merger of FF Bancorp with First National Bancorp, Gainesville, Georgia ("First National"). In the proposed merger, FF Bancorp shareholders will receive .825 First National common shares for each FF Bancorp common share. The terms of the merger are more fully set forth in the Agreement and Plan of Merger by and between FF Bancorp and First National dated November 22, 1994.

     PBS is a bank consulting firm and as part of its investment banking business is continually engaged in reviewing the fairness, from a financial perspective, of bank and thrift acquisition transactions and in the valuation of banks and other businesses and their securities in connection with mergers, acquisitions, estate settlements and other purposes. We are independent with respect to the parties of the proposed transaction.

     For purposes of this preliminary opinion, we have reviewed and analyzed the performance of FF Bancorp contained in (i) audited financial statements dated December 31, 1991, 1992 and 1993; (ii) Form 10-Q filed with the Securities and Exchange Commission for the periods ended March 31, 1994, June 30, 1994 and September 30, 1994; (iii) September 30, 1994 FR Y-11Q, FR Y-9LP and FR Y-9C filed with the Federal Reserve; and (iv) historical common stock trading activity of FF Bancorp. We have reviewed and tabulated statistical data regarding the loan portfolio, securities portfolio and other performance ratios and statistics. Financial projections were prepared and analyzed as well as other financial studies, analyses and investigations as deemed relevant for the purposes of this preliminary opinion. In review of the aforementioned information, we have taken into account our assessment of general market and financial conditions, our experience in other transactions, and our knowledge of the banking industry generally.

     In conjunction with our preliminary opinion, we have evaluated the historical performance and current financial condition of First National contained in: (i) audited financial statements for the years ending December 31, 1992 and 1993 included in First National's 1993 Annual Report to Shareholders;
(ii) September 30, 1994 Form 10-Q filed with the Securities and Exchange Commission; (iii) 1994 Third Quarter Report to Shareholders; (iv) historical common stock trading and dividend activity to date; (v) the Agreement; (vi) Investor Summary as of September 30, 1994; and (vii) the financial terms of certain other comparable transactions. We have prepared and analyzed the pro forma consolidated financial condition of FF Bancorp and First National. We have reviewed and tabulated consolidated statistical data regarding growth, growth prospects for service markets, liquidity, asset composition and quality, profitability, leverage and capital adequacy.

     We have not compiled, reviewed or audited the financial statements of FF Bancorp or First National, nor have we independently verified any of the information reviewed; we have relied upon such information as being complete and accurate in all material respects. We have not made independent evaluation of the assets of FF Bancorp or First National.

     Based on the foregoing and all other factors deemed relevant, it is our opinion as investment bankers, that, as of the date hereof, the consideration proposed to be received by the shareholders of FF Bancorp is, from a financial perspective, fair to the common shareholders of FF Bancorp.

                                          Very truly yours,

                                          PROFESSIONAL BANK SERVICES, INC.

                                          /s/  CHRISTOPHER L. HARGROVE
                                          Christopher L. Hargrove
                                          Vice President

                                    PART II

                  INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The bylaws of First Bancorp provide that any person may be indemnified or reimbursed by First Bancorp for reasonable expenses actually incurred in connection with any action, suit or proceeding, civil or criminal, to which he shall be made a party by reason of his being or having been a director, officer or employee of First Bancorp or of any firm, corporation or organization which he served in any such capacity at the request of First Bancorp. However, under the bylaws, no person may be indemnified or reimbursed in relation to any matter in such action, suit or proceeding as to which he is finally adjudged to have been guilty of or liable for gross negligence, willful misconduct or criminal acts in the performance of his duties for First Bancorp. In addition, the bylaws provide that no person shall be indemnified or reimbursed in relation to any matter in such action, suit or proceeding which has been made the subject of a compromise settlement except with the approval of a court of competent jurisdiction, or the holders of record of a majority of the outstanding shares of First Bancorp, or the Board of Directors, acting by vote of directors not parties to the same or substantially the same action, suit or proceeding, constituting a majority of the whole number of directors. The foregoing right of indemnification or reimbursement is not exclusive of other rights to which such person may be entitled as a matter of law.

     In addition, Georgia law provides broad authority to directors and shareholders of corporations to indemnify officers, directors and employees against liabilities and expenses of defending civil (and in some cases criminal) matters. See Official Code of Georgia Annotated Section 14-2-851, et seq.

     In addition to the above-described indemnification provisions, the articles of incorporation of First Bancorp have provisions limiting the liability of directors.

     In response to increasing concern over liability exposure of corporate officers, directors and employees, the Georgia Legislature, in 1987, following a trend begun by Delaware and followed by several other states, passed legislation broadening the ability of corporations to relieve corporate directors of exposure to liability.

     As permitted by Georgia law, the articles of incorporation of First Bancorp were amended in 1990 to limit the standards of conduct required of directors by providing that no director shall be personally liable to the corporation or its shareholders for monetary damages for breach of duty of care or other duty as a director; provided, however, that this provision does not eliminate or limit the liability of a director:

     (a) For any appropriation, in violation of his duties, of any business opportunity of the corporation;

     (b) For acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     (c) For the types of liabilities set forth in Official Code of Georgia Annotated Section 14-2-832 (relating primarily to improper dividends or other distributions by the corporation);

     (d) For any transaction from which the director derives an improper personal benefit; or

     (e) For any liability or expenses related to any action or omission by a director occurring prior to the adoption of the amendment.

Further, the right of First Bancorp or its shareholders to seek injunctive or other equitable relief not involving monetary damages is not limited by the above provisions.

     In general, the effect of the above-referenced statute, the Articles of First Bancorp and of the bylaws of First Bancorp is that First Bancorp will indemnify its directors, officers and employees for reasonable expenses and damages actually incurred in connection with any action, suit or proceeding, civil or criminal, to which they shall be made a party by reason of their being or having been directors, officers, or employees of the corporation, provided that such persons are not finally adjudged to have been guilty of or liable for gross negligence, willful misconduct or criminal acts in the performance of their duties for First Bancorp. The bylaws also provide that First Bancorp may purchase insurance for the purpose of indemnifying its directors, officers and other employees to the extent that such indemnification is allowed under the bylaws. Pursuant to the bylaws, the corporation has purchased insurance to indemnify its officers and directors.

ITEM 21.  EXHIBITS FILED.

     See Index of Exhibits at sequentially numbered page and Exhibits immediately following the index.

ITEM 22.  UNDERTAKINGS.


        The undersigned registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

        (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

        (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

        (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

        (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.


     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of theregistrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby further undertakes as follows:

     (a) That prior to any public reoffering of the securities hereunder through the use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the registrant undertakes that such reoffering prospectus will contain the information called for by Item 7 of Form S-4 with respect to the securities to be so offered, in addition to the information called for by the other items of Form S-4.

     (b) That every prospectus (i) that is filed pursuant to paragraph (a) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

     The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form, within one (1) business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                  SIGNATURES



     Pursuant to the requirements of the Securities Act, the registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Gainesville, State of Georgia, this ___ day of April, 1995.



                                 FIRST NATIONAL BANCORP

                                 By: s/ Richard A. McNeece
                                     ----------------------------
                                     Richard A. McNeece, Chairman
                                     and C.E.O.


     Know all men by these presents, that each person whose name appears below under the heading "Other Directors" constitutes and appoints Peter D. Miller and C. Talmadge Garrison, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments to the Form S-4 Registration statement, S.E.C. File No. 33-57681, and to file same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all interest and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


SIGNATURE


1.   Principal Executive Officer

     s/ Richard A. McNeece                   Director, Chairman and
     -------------------------               C.E.O.
     Richard A. McNeece



     April 14, 1995
     Date

2.   Principal Financial Officer

     s/ Peter D. Miller                      Director, President,
     ---------------------------             C.A.O. and C.F.O.
     Peter D. Miller


     April 14, 1995
     Date



3.   Principal Accounting Officer

     s/ C. Talmadge Garrison                 Senior Vice President,
     ----------------------------            Secretary and Treasurer
     C. Talmadge Garrison


     April 14, 1995
     Date




4.   Other Directors

     s/ Richard L. Shockley                  Director and Vice
     ---------------------------             Chairman of the Board
     Richard L. Shockley


     April 14, 1995
     Date

     s/ Jane Wood Banks                      Director
     ------------------------
     Jane Wood Banks

     April 14, 1995
     Date


     s/ Thomas S. Cheek                      Director
     ------------------------------
     Thomas S. Cheek


     April 14, 1995
     Date


     s/ John A. Ferguson, Jr.                Director
     ------------------------------
     John A. Ferguson, Jr.


     April 14, 1995
     Date
     s/ James H. Harris, Jr.                 Director
     ------------------------------
     James H. Harris, Jr.

     April 14, 1995
     Date


     s/ Ray C. Jones                         Director
     ------------------------------
     Ray C. Jones


     April 14, 1995
     Date



     s/ Arthur J. Kunzer, Jr.                Director
     ------------------------------
     Arthur J. Kunzer, Jr.


     April 14, 1995
     Date



     ------------------------------          Director
     W.L. Lester

     ___________, 1995
     Date



                                             Director
     ------------------------------
     Loy D. Mullinax

     ___________, 1995
     Date

     s/ J. Kenneth Nix, Sr.                  Director
     ------------------------------
     J. Kenneth Nix, Sr.


     April 14, 1995
     Date


                                             Director
     ------------------------------
     Edwin C. Poss

     ___________, 1995
     Date

     s/ Paul J. Reeves                       Director
     ------------------------------
     Paul J. Reeves


     April 14, 1995
     Date

                                                  Director
     ------------------------------
     A. Roy Roberts, Jr.

     ___________, 1995
     Date

     s/ Harold L. Smith                           Director
     ------------------------------
     Harold L. Smith


     April 14, 1995
     Date


     s/ W. Woodrow Stewart                        Director
     ------------------------------
     W. Woodrow Stewart


     April 14, 1995
     Date


     s/ Bobby M. Thomas                           Director
     ------------------------------
     Bobby M. Thomas


     April 14, 1995
     Date

     s/ James A. Walters                          Director
     ------------------------------
     James A. Walters


     April 14, 1995
     Date


                                                  Director
     ------------------------------
     Mack G. West

     ___________, 1995
     Date

                                                  Director
     ------------------------------
     J. Michael Womble

     ___________, 1995
     Date

     s/ Joe Wood, Jr.                             Director
     ------------------------------
     Joe Wood, Jr.


     April 14, 1995
     Date

                    Index of Exhibits
                                                      PAGE
                                                     NUMBER
                                                     ------
10.       Contract, dated April 10, 1995, between
          Richard A. McNeece and First National
          Bancorp . . . . . . . . . . . . . . . . .

11.       Statement re computation of per share
          earnings (incorporated by reference to
          Exhibit 11 of First National Bancorp's
          Annual Report on Form 10-K for the year
          ended December 31, 1994, S.E.C. File
          No. 0-10657)  . . . . . . . . . . . . . .   Incorporated by reference

13.1      1994 Annual Report to Security Holders
          (incorporated by reference to First
          National Bancorp's 1994 Annual Report to
          Security Holders, S.E.C. File No.
          0-10657)  . . . . . . . . . . . . . . . .    Incorporated by reference

23.1      Consent of KPMG Peat Marwick LLP. . . . .

23.2      Consent of Hacker, Johnson,
          Cohen & Grieb . . . . . . . . . . . . . .

23.3      Consent of Stewart, Melvin & Frost. . . .

23.4      Consent of Investment Banker. . . . . . .

99.1      First National Bancorp's annual report
          on Form 10-K for the year ended December
          31, 1994 (incorporated by reference to
          such annual report, S.E.C. File No.
          0-10657)  . . . . . . . . . . . . . . . .    Incorporated by reference

99.2      First National Bancorp's 1995 Annual
          Meeting Proxy Statement (incorporated by
          reference to such Proxy Statement, S.E.C.
          File No. 0-10657) . . . . . . . . . . . .    Incorporated by reference

99.3      Form of FF Bancorp proxy  . . . . . . . .